Form 20-F
period 1996-12-31
OLICOM A S
filed 1997-06-30
CIK 891426

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 20-F
[ ]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996.

                                       or

[ ]          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from _________ to __________

                         Commission File number 0-20738

                              -------------------

                                   OLICOM A/S
             (Exact name of registrant as specified in its charter)


                 N/A                         THE KINGDOM OF DENMARK
     (Translation of Registrant's       (Jurisdiction of incorporation or
          name into English)                      organization)

                              -------------------

                                  NYBROVEJ 114
                                 DK-2800 LYNGBY
                                    DENMARK
                    (Address of principal executive offices)

                              -------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                                    NAME OF EACH EXCHANGE ON
                 TITLE OF EACH CLASS                    WHICH REGISTERED
Common Shares, nominal value DKK 0.25 each Common    Nasdaq National Market
Stock Purchase Warrants                              Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
             Common Shares, nominal value DKK 0.25 each
             Common Stock Purchase Warrants

                              -------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
             Common Shares, nominal value DKK 0.25 each: 14,682,695
             Common Stock Purchase Warrants: -0-

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                               Yes [X]         No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:
                          Item 17 [ ]          Item 18 [X]

                      DOCUMENTS INCORPORATED BY REFERENCE

                                     None.

ITEM 1. DESCRIPTION OF BUSINESS.

     Olicom A/S ("Olicom" or the "Company") develops and markets local area network ("LAN") software and hardware products that enable computer users to communicate, exchange data and share computing resources in workgroup and enterprise LANs or in wide area networks ("WANs"). The Company believes that its products offer superior performance, are price competitive and are fully compatible with Institute of Electrical and Electronics Engineers ("IEEE") standards and networking and internetworking products manufactured by International Business Machines Corporation ("IBM") and other vendors. Olicom's products are marketed worldwide primarily through distributors, value-added resellers (including dealers, systems integrators and other resellers) ("VARs") and original equipment manufacturer customers ("OEMs"). Lasat Communications A/S ("Lasat"), a majority-owned subsidiary, develops and markets through distributors and Internet service providers desktop and mobile modem products.

THE LAN INDUSTRY

     Since the early 1980's, the computing environments of many organizations have evolved from a single vendor, mainframe or minicomputer orientation to multi-vendor environments having a greater number of workstations and personal computers ("PCs"). This trend has resulted in the development of sophisticated local area network and wide area network hardware and software products.

     To provide local interoperability among computer devices, two primary industry standards -- Ethernet and Token Ring -- were developed by computer vendors and adopted as standards by the IEEE. More recently, asynchronous transfer mode ("ATM"), a broadband technology for transmitting voice, video and data over LANs and WANs, was developed by the International Telecommunications Union ("ITU") and the ATM Forum and adopted as a standard by ITU, the American National Standards Institute ("ANSI"), the European Telecommunications Standards Institute ("ETSI") and other standard bodies. All three standards define the method of connectivity to, the physical characteristics of, and the management of information on the network. Ethernet operates at 10 and 100 mega bits per second ("Mbps"), while Token Ring operates at 4 and 16 Mbps. ATM is capable of operating at 25 and 155 Mbps.

COMPANY HISTORY

     Olicom was organized in the Kingdom of Denmark in 1985 by Lars Stig Nielsen (Olicom's Managing Director and Chief Executive Officer). Since 1987, Olicom has been involved in designing, developing and producing high-quality Token Ring networking products. In 1988, Olicom began marketing an increasingly broader range of network interface cards ("NICs" or "adapters"), internetworking products, HUBs and cabling components, repeaters, converters, filters and associated software drivers, followed by the introduction in 1990 of Token Ring NICs for Industrial Standard Architecture ("ISA"), Extended Industrial Standard Architecture ("EISA") and Micro Channel Architecture ("MCA") busses. Commencing in late 1991 with its introduction of local and remote bridges, Olicom was able to supply all components necessary for total enterprise-wide LAN networking. In 1992, a wholly-owned subsidiary of Olicom purchased substantially all of the assets of Dico 1992 A/S (formerly known as Connect International A/S, a Danish corporation), thereby enabling Olicom to further broaden its product line to take advantage of the demand for Ethernet networks from small- and medium-sized enterprises. In 1994, Olicom began developing ATM products and in 1995 began shipping 155 Mbps ATM NICs. In 1996, the Company began shipping a Token Ring switch. See "--Products."

     In order to provide global support of an increasingly broad product line, the Company established Olicom, Inc., a Delaware corporation ("Olicom, Inc."), with its headquarters in Plano, Texas, to coordinate marketing in North and South America.

     On June 12, 1997, the Company acquired CrossComm Corporation ("CrossComm")(see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Subsequent Event"). CrossComm develops, manufactures, markets and supports advanced networking products, which concurrently support bridging, multi-protocol routing and high speed LAN switching functions and ATM switching. CrossComm has marketed these products to customers transitioning mission-critical business applications from legacy hierarchical computing environments, typically dominated by IBM mainframe systems with Systems Network Architecture ("SNA"), to client/server environments, where computing power is distributed throughout the organization and interconnected by an enterprise-wide network. CrossComm's product line, which consists of a family of multi-protocol routers and high speed LAN and ATM switches, supports a variety of LAN and WAN connections and LAN communications protocols and can be readily integrated with a customer's existing computer equipment. As the closing of the Company's acquisition of CrossComm occurred as of the date of this Report and subsequent to the fiscal year covered by this Report, the description of the Company's business does not include a discussion of the acquired business of CrossComm or, except as set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Subsequent Event" and "-- Business Environment and Risk Factors," the effect or potential effect of such acquisition on the Company's business, financial condition or results of operations.

PRODUCTS

     The Company's principal goal has been to develop a leadership position among those companies that develop and market products that are completely interoperable with devices marketed by IBM and others, while at the same time providing superior performance and additional features at competitive prices. The Company's products are fully compatible with IBM products, adhere to all relevant IEEE standards, and provide connectivity among all major PC architectures and network operating systems.

     The Company selectively broadens its product line as the market for specific networking and internetworking products develops. Further, in expanding its product line, Olicom works closely with key end-users to define emerging market requirements and features which should be addressed.

     TOKEN RING PRODUCTS

     The Company's Token Ring products include NICs, internetworking products, HUBs and cabling components, switch products, repeaters, converters, filters and associated software drivers for use in LANs using the Token Ring protocol. Within these categories, the Company provides a broad product range of Token Ring network products.

     Network Interface Cards. Olicom Token Ring NICs are compatible with standard PC bus architectures (including ISA, EISA, MCA, PC Card (formerly called "PCMCIA") and Peripheral Component Interface ("PCI")). Olicom Token Ring NICs support both types of standard wiring systems (unshielded twisted pair or type 3 cabling ("UTP") and shielded twisted pair or type 1 cabling ("STP")), both standard speeds (4 Mbps and 16 Mbps), and the leading network operating systems developed by the major vendors (IBM, Novell, Inc. ("Novell"), Microsoft Corporation ("Microsoft") and Banyan Systems Incorporated ("Banyan"), together with UNIX System V of American Telephone & Telegraph Co. ("AT&T") and UNIX System V of Santa Cruz Operation ("SCO")). At the end of 1993, the Company addressed the portable computer market sector through the introduction of its pocket and PCMCIA adapter products. Olicom's Token Ring PCI NIC was a significant introduction in the second half of 1994, with a second generation PCI NIC introduced in the first half of 1995.

     The Company has developed a specially-tuned high-performance version of the Media Access Control ("MAC") code from Texas Instruments ("TI") and has also developed a Logical Link Control ("LLC") protocol. Both the MAC code and the LLC protocol interface with chipsets that are manufactured by TI and used
by Olicom in its TI-based Token Ring NICs.   The Company's engineering
expertise in analog LAN front-end design, together with the MAC code and LLC protocol developed by Olicom's software engineers for the TI chipsets, have enabled Olicom to produce extremely reliable Token Ring products.

     The Company's drivers include a number of special intelligent frame handling functions which are designed to handle each frame of data in native mode in a manner that enhances performance. In addition, by performing data path analysis of all critical program sections, Olicom minimizes data transfer delay in its Token Ring products.

     To meet additional performance demands, an increasing number of the Company's NICs also include "bus master" capability to provide direct memory access ("DMA") for faster data transfers and higher overall performance. Olicom's Token Ring adapter card products currently consist of the following
NICs:

     ISA 16/4 Adapter: a selectable 16 and 4 Mbps bus mastering NIC that is compatible with AT or XT bus-based PCs.

     MCA 16/4 Adapter: a selectable 16 and 4 Mbps bus mastering NIC that is compatible with Micro Channel bus-based PCs.

     EISA 16/4 Workstation Adapter: a selectable 16 and 4 Mbps bus mastering NIC that is compatible with EISA bus-based PCs.

     EISA 16/4 Server Adapter: a selectable 16 and 4 Mbps shared RAM NIC that is compatible with EISA bus-based PCs used as network servers.

     PCI 16/4 Adapter: a selectable 16 and 4 Mbps NIC that is compatible with PCI bus-based PCs.

     PC Card (or PCMCIA) GoCard(TM) Adapter: a selectable 16 and 4 Mbps credit card sized adapter for notebook PCs equipped with PCMCIA expansion slots.

     PC Card (or PCMCIA) GoCard(TM) LAN/Modem Adapter: a selectable 16 and 4 Mbps adapter and 33.6 Kbps modem for notebook PCs equipped with PCMCIA expansion slots.

     Token Ring Switch Products. Token Ring switching is seen as a way to boost the capacity of traditional shared Token Ring LANs. Olicom's CrossFire(TM) Token Ring switch provides eight ports for connecting eight separate rings or file servers. Featuring a fast multi-processor architecture, the CrossFire(TM) switch provides greater aggregate bandwidth compared to traditional two-port bridges used for connecting rings (or LAN segments). The greater bandwidth delivers higher overall LAN performance and enables Token Ring networks to extend the usefulness of Token Ring LANs.

     Internetworking Components. An increasing number of departmental LANs are being connected to one another by the use of internetworking components such as bridges and routers. To address this market, the Company has developed and markets a range of products that includes local and remote bridges for PCs as well as stand alone products. In addition, Olicom markets a multi-protocol router adapter that can be used in Novell's NetWare multi-protocol router. Olicom's internetworking products currently consist of the following:

     Local Bridge 16/4: connects two closely located LAN Token Rings into one logical network and is available in ISA and MCA bus versions.

     Wire Speed Local Bridge 16/4: connects two closely located LAN Token Rings into one logical network and has a frame forwarding rate which is very close to wire speed.

     Remote Bridge: connects two geographically remote Token Rings into one logical network, and integrates the features of an intelligent HUB. The remote bridge can connect up to 40 workstations through two STP or UTP type Lobe Attachment Modules ("LAMs) and is available in stand alone and rack mountable product designs.

     Remote Multiport Bridge: connects up to four geographically remote Token Rings to a central site, forming one logical network. This product is available in stand alone and rack mountable product designs.

     Multi-protocol Router Adapter: ISA, EISA and MCA Token Ring NICs that use Novell's NetWare multi-protocol router software to create a low-cost router product which allows the interconnection of Token Ring and Ethernet networks.

     The connected rings for all bridges can be any combination of 4 Mbps and 16 Mbps Token Ring networks. The bridges are IBM-compatible, and manageable by IBM LAN Manager, LAN Network Manager, HP OpenView for Windows and NetView. In addition to running under the DOS operating system, the Remote Bridge 16/4 is also capable of operating under IBM OS/2 LAN Server. The stand alone and rack mountable bridges can also be managed through an out-of-band management facility in case of network link failure, which maximizes network availability for the end-user.

     Included with all Token Ring bridge products is Olicom's Bridge Manager utility software, which is an application interface program developed by Olicom for use in conjunction with IBM LAN Network Manager for bridge configuring and monitoring. Olicom's Bridge Manager software programs for PC-based and integrated bridges support IBM LAN Network Manager protocol and Simple Network Management Protocol ("SNMP"), use integrated, remotely managed filters, and include WAN link utilization calculation and log performance counters for trend analysis. In addition to being provided with Olicom bridges, this software is marketed by the Company to selected large OEMs, who integrate the Company's software into their own customers' products.

     HUBs and Cabling Components. Olicom's Token Ring HUBs and cabling products provide a broad range of connectivity options. Olicom's cabling components currently include the following:

     Controlled Access Unit ("CAU"): available with either UTP or STP cabling support, the CAU connects the main ring and up to four LAMs, each of which can have up to 20 nodes; the CAU and associated LAMs comprise an IBM-compatible intelligent cabling system for Token Ring LANs that allows the user to control ports on a network and perform automatic Token Ring error recovery.

     10-Port Controlled Attachment Module ("CAM"): integrates the features of a CAU and LAM into one compact intelligent HUB that provides connectivity for up to twenty UTP nodes; the CAM can connect up to two 20-port UTP or STP LAMs and provides a cost-effective solution for remote branch offices and small workgroups. Olicom also markets a 20-Port CAM.

     8-Port Multistation Access Unit ("MAU"): available with either UTP or STP cabling support, the MAU has integrated diagnostic test circuitry which, together with lobe activity light emitting diodes ("LEDs"), indicates the status of relays and provides an easy and efficient way to reset relays and test the operation of the MAU.

     All HUB products feature extensive network management support for IBM LAN Network Manager, NetView and SNMP, as well as out-of-band management.

     Repeaters, Converters and Filters. To extend the physical wiring lengths in Token Ring networks, the Company's product line includes a Fiber Converter 16/4 (which converts electrical signals to optical signals, and optical signals back to electrical signals) and a copper signal Repeater 16/4 (which regenerates signals traveling on copper wiring). Further, the Company also markets a UTP Media Filter 16/4, which is a low-cost filter assembly that limits the amount of electro-magnetic noise radiated across unshielded cable.

     ETHERNET PRODUCTS

     Olicom's Ethernet products have enabled the Company to further extend its product line to products demanded by enterprises with mixed networking environments comprised of both Token Ring and Ethernet products.

     Network Interface Cards. Olicom Ethernet NICs are compatible with most standard PC architectures (including ISA, EISA, MCA and PCI), and support UTP and Coaxial (RG 58) cabling systems (as well as 10Base5 cable through AUI-interface). Ethernet NICs are compatible with the de facto standard set by Novell, which provides end-users with ease of installation in all major network operating systems by utilizing standard software drivers supplied by the network operating systems. Additionally, the Company's ISA/II products support standard NE2000 drivers and also offer fiber connectivity. Olicom's Ethernet products currently include the following:

     Ethernet MCA Adapter: a 16-bit NIC which is fully compatible with IBM PS/2 systems and compatibles, with connectivity for UTP, Coaxial (RG 58) and AUI.

     Ethernet EISA 32 Adapter: a 32-bit EISA bus-based NIC, with connectivity for UTP, Coaxial (RG 58) and AUI.

     Ethernet ISA Adapter: a 16-bit ISA bus-based NIC, with connectivity for UTP, Coaxial (RG 58), AUI and fiber.

     Ethernet GoCard(TM) PC Card Adapter: a credit card sized adapter for notebook PCs equipped with PCMCIA expansion slots.

     Ethernet GoCard(TM) LAN/Modem PC Card: an Ethernet adapter and 14.4 Kbps modem for notebook PCs equipped with PCMCIA expansion slots.

     Ethernet PCI 32 Adapter: a 32-bit PCI bus-based NIC, with connectivity for UTP, Coaxial (RG 58) and AUI.

     HUBs and Cabling Components: Olicom provides managed and unmanaged 16-port and 9-port workgroup HUBs for Ethernet cabling systems.

      FAST ETHERNET PRODUCTS

     To meet the rapidly growing demand for better Ethernet LAN performance due to the proliferation of high-usage workgroup and multimedia applications as well as LAN-based Internet access, Olicom introduced a comprehensive range of Fast Ethernet adapters during 1996, as follows:

     Fast Ethernet MCA 10/100 Adapter: a 16-bit NIC which is fully compatible with IBM PS/2 systems and compatibles, with connectivity for RJ45 connectors. This NIC functions at either 10 Mbps or 100 Mbps.

     Fast Ethernet ISA 10/100 Adapter: a 16-bit ISA bus-based NIC, with connectivity for RJ45 connectors. This NIC functions at either 10 Mbps or 100 Mbps.

     Fast Ethernet PCI 10/100 Adapter: a 32-bit PCI bus-based NIC, with connectivity for RJ45 connectors. This NIC functions at either 10 Mbps or 100 Mbps.

     ATM PRODUCTS

     ATM has emerged as a high-speed standard in deploying a new generation of client/server and multimedia applications in enterprise networks. ATM provides the increased speed and greater bandwidth required at the desktop for these new applications. In 1995, Olicom began shipping the first adapter in the RapidFire(TM) family of 155 Mbps NICs:

     RapidFire(TM) PCI ATM 155 Adapter: this adapter provides high bandwidth and high network data throughput for high-demand workstations and servers, and supports full duplex 155 Mbps communication. There are two versions of this adapter: a multiport fiber version and a UTP 5 version.

     CellDriver(TM) LAN Emulation Software: this driver technology for the RapidFire(TM) family of Olicom ATM adapters enables existing, off-the-shelf application software, such as Lotus Notes, to be used over ATM networks. CellDriver(TM) technology has been licensed from Olicom by Microsoft.

STRATEGIC RELATIONSHIPS

     The Company's strategy of working with third parties to develop new product capabilities has resulted in relationships with Cisco Systems, Inc. ("Cisco"), Fujitsu Microelectronics Ltd. ("Fujitsu"), TI, Intel Corporation ("Intel"), Novell, Ing. C. Olivetti & C., S.p.A. ("Olivetti S.p.A.") and its affiliates (collectively, "Olivetti"), and Hewlett-Packard France ("HP-France"). In addition, the Company's strategic relationship with Lasat has now evolved into a majority-ownership interest in Lasat. See "-- Lasat Communications." The Company works jointly with these parties in the exchange of technical information and the mutual development of products of common interest and benefit. These strategic relationships provide the Company with significant market feedback, which the Company utilizes in new product planning. These relationships are undertaken by the Company pursuant to agreements which do not involve the sharing of revenue or the payment of license royalties.

     Cisco. During 1996, Olicom and Cisco signed a long-term agreement to jointly develop Token Ring products and technology. As part of the agreement, the two companies will co-develop a number of Token Ring switch products and subsequently offer these products separately under each company's respective brand name. Under the agreement, Cisco will also license core Token Ring technology from Olicom, including the Company's PowerMACH(TM) software, for use in future Cisco internetworking products. Among the first products from the alliance is a Token Ring switch that the Company intends to focus on delivering industry leading price/performance. In connection with the license of the Cisco technology, the Company has agreed not to enter into direct relationship with certain vendors for the license, distribution or development of products based on, or using, Cisco technology or its derivatives.

     Fujitsu. The Company has entered into a strategic cooperation agreement with Fujitsu with respect to the development of ATM NIC chipsets.

     TI. The Company has worked closely with TI in the development and testing of 4 Mbps and 16/4 Mbps Token Ring adapter cards and in the development of optimized software drivers for these adapters to provide full 16 Mbps performance.

     Intel. The Company has entered into an OEM agreement with Intel, whereby the Company sells to Intel 16/4 Mbps EISA, ISA and MCA NICs, together with UTP Media Filters 16/4.

     Novell. The Company and Novell are cooperating in developing and marketing PC bridge and router technology. Part of the cooperation is the Company's licensing of its Bridge Manager utility software program to Novell, and Novell's licensing of its NetWare multi-protocol router software to the Company on an OEM basis.

     Olivetti. The Company has entered into a strategic development contract with Olivetti pursuant to which the Company will develop a network management system for Token Ring LANs. In addition, the Company and Olivetti have entered into additional agreements for the development of software products such as Ethernet drivers, an Error Rate Manager software management product, and UNIX stream-based protocol software.

     HP-France. As part of an OEM agreement, HP-France has purchased the Company's Ethernet ISA adapter cards to integrate into PCs with remote program load, for the purpose of marketing LAN-ready workstations.

     Lasat. The Company initially purchased a minority stake in Lasat, a modem and ISDN developer, in 1994. Since the Company's initial investment, Lasat has supplied core technology for Olicom's GoCard(TM) combo LAN/modem PC Cards. During the first quarter of 1996, the Company increased its investment in Lasat and now holds 75% of the share capital in Lasat. See "-- Lasat Communications."

SALES AND MARKETING

     The Company markets and sells its products through carefully targeted indirect distribution channels that include distributors, VARs (including dealers, systems integrators and other resellers) and OEMs.

     The Company's resellers generally represent other lines of products that are complemen-tary to, or compete with, those of the Company. While the Company encourages its resellers to focus on Olicom products through marketing and support programs, there can be no assurance that these resellers will not give higher priority to products of other suppliers, thereby reducing the efforts devoted to selling the Company's products. As distributors, VARs and OEMs have no long-term obligations to purchase products from the Company, there is a risk of unanticipated declines in sales to the Company's material customers for competitive reasons or because of the internalization of the manufacture of products purchased from the Company on an OEM basis.

     The Company sells its products through distributors (such as Gateway 2000 Inc., Dell Computer Corporation, Ingram Micro Inc., Tech Data Corporation, Computer 2000 AG and Azlan Ltd.) As brand name awareness creates demand for products from end-users, this channel relies heavily on vendor activity, promotional materials, advertising, show participation, direct marketing, joint selling and similar activities to create demand, especially at the dealer level.

     The Company's products are sold through VARs, who are experienced in the sale and support of complex networking solutions in vertical markets. Resellers generally provide a more basic level of systems integration and support than is available from OEMs or VARs. VARs typically integrate Olicom products into complex host environments, as well as into internetworking connectivity, and provide comprehensive training and direct technical support to end-users. The provision of such services often plays an important role in large end-user accounts. The Company has been increasingly successful in selling its Token Ring and Ethernet products through VARs and intends to build on this success by extending VAR programs.

     The Company's products are sold through OEMs, who sell the Company's products under their own private label and/or who license the Company's technology to integrate it into their own proprietary hardware systems or special platforms.

     The Company's marketing programs include generating sales leads for its resellers, supporting the efforts of its distributors, VARs and OEMs through sales tools, including demand creation through telemarketing, and extensive training, and creating brand name recognition of Olicom and its products.
Brand name recognition is enhanced through frequent participation in industry trade shows, seminars and meetings, advertisement in major trade and other publications, on-going communication with end-users of Olicom products, and participation in public benchmark testing. In addition, the Company undertakes mailings of sales literature, technical articles and product evaluations, and provides sales manuals and demonstration kits. Further, the Company assists its distributors, VARs and OEMs with on-site support by way of sales presentations and product demonstrations. The Company has also developed a significant marketing presence on the Internet and promotes its products and services through its own World

Wide Web server. This medium allows all publicly available Olicom literature to be accessible to anyone who has an Internet connection.

     The Company's distributors, VARs and OEMs generally have non-exclusive agreements with the Company, and purchase the Company's products at discounts that are typical in the industry. As is common in the LAN industry, distributor inventory is protected with respect to price as to inventories that a distributor may have on hand at the time of a change in the published list price, and with respect to the rotation of slow-moving inventory in exchange for other products of equal value.

     The Company markets its products worldwide, having established distribution channels in North and South America, Eastern and Western Europe, Australia, South Africa, Southeast Asia and elsewhere. The Company has sales representatives in the major metropolitan areas of North America and on the major continents, including the key Western European markets. The Company intends to further increase its presence in various local markets.

     During 1996, approximately 37% of the Company's total sales were concentrated in North America, European sales accounted for approximately 58% of total sales, and Australia and other markets were responsible for approximately 5% of total sales. See note 12 to the Consolidated Financial Statements for information relating to net sales during 1994, 1995 and 1996 by geographical market, as well as information regarding net sales during 1994, 1995 and 1996 to major customers.

     The Company's international sales headquarters are located in greater Copenhagen. The marketing of products in North and South America is coordinated through Olicom, Inc., which is headquartered in Plano, Texas. The Company also maintains regional sales offices in Austria, Australia, France, Germany, Italy, Japan, the Netherlands, Spain, Singapore, South Africa and the United Kingdom.

     As the Company conducts its business worldwide, the Company's sales may be affected by changes in demand resulting from fluctuations in currency exchange rates, as well as by governmental controls and other risks associated with international sales (such as export licenses, political instability, trade restrictions and changes in tariff and freight rates). The Company generates sales primarily in U.S. dollars and incurs expenses in a number of currencies, principally in U.S. dollars and Danish kroner. Although the Company seeks to manage its foreign currency exposures by matching non-dollar revenues and expenses and by entering into hedging transactions, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company operates with a relatively short-term backlog, and substantially all of its net sales in each quarter result from orders booked within a generally short cycle between order and shipment (typically less than 45 days). As a result, if near-term demand for the Company's products weakens or if significant anticipated sales in any quarter are not realized as expected, the Company's net sales for that quarter could be adversely affected. The Company does not believe that its backlog as of a particular date is indicative of future sales levels.

     The Company's net sales may fluctuate as a result of other factors, including increased price and other competition, the timing of significant orders, announcements of new products by the Company or its competitors, variations in net revenues by product and distribution channel, decisions by distributors and OEMs as to the quantity of the Company's products to be maintained in inventories, delays in shipment of existing or new products, and capital spending patterns of end-users.

SUPPORT

     The Company's products are supported by the Company's distribution partners, who, in turn, have access to the Company's sales support engineers, field engineers and training specialists for end-user support. The Company's resellers and large accounts receive sales and technical training from the Company at its training centers in greater Copenhagen and Plano, Texas, as well as at resellers' offices. The Company conducts refresher/new products courses for resellers and large end-users of its products, in which features of such products and their installation, aspects of networking principles, and solutions to known problems are addressed. The Company provides on-line information access through the World Wide Web, electronic bulletin boards, CompuServe and the Internet, as well as additional technical support, available by telephone and telefax during extended business hours.

     Depending on the distribution channel, the Company's products generally are warranted to be free of defects in materials and workmanship for one to three years. Before and after the expiration of the product warranty period, the Company offers factory-based support, parts replacement and repair services. To date, the Company has not encountered any significant product maintenance problems. During 1995, the Company introduced a limited lifetime warranty to registered users of NIC products.

RESEARCH AND DEVELOPMENT

     The Company believes that its future success depends in substantial part on the timely enhancement of existing products, together with the development of new products that maintain technological excellence. The Company is currently developing new products and enhancements to existing products, to further improve performance, increase price competitiveness, assure continued interoperability, and increase market share. During 1994, 1995 and 1996, the Company incurred expenses of $7,531,000, $9,193,000 and $12,852,000, respectively, with respect to research and development activities. In 1994, 1995 and 1996, the Company's research and development expenditures were 6.6%, 7.2% and 7.6% of net sales, respectively. See "-- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Although the Company believes that it has certain technological and other advantages over its competitors, maintaining such advantages will require continued investment by the Company in product development and marketing. There can be no assurance that the Company will be able to make the technological advances necessary to maintain such competitive advantages. Further, there can be no assurance that the Company's products will not be rendered obsolete by new industry standards or changing technology.

     The Company's testing laboratories in Copenhagen and Plano conduct ongoing tests for interoperability with IBM and other vendors' products and perform benchmark testing. The Company is a beta partner of IBM, Novell and Microsoft, which provides the Company with timely access to new versions of these vendors' LAN operating system software and facilitates Olicom's development of interoperable software drivers for its NICs. During 1996 the Company also participated in a large number of interoperability testing sessions at several venues, such as the University of New Hampshire (UNH) ATM and Token Ring testing, the PCI SIG (Special Interest Group) interoperability testing and others.

     During 1996, the Company introduced a complete new set of Ethernet 10/100 PC adapters including NICs for PCI, ISA and MCA busses. Included with the products are drivers for both Windows 95, Windows NT and Novell NetWare. The Company is currently developing LAN products for Token Ring, Ethernet and ATM. Included are both adapter products and switch products. It is the intention of the Company to maintain its position as a quality supplier of LAN products including the newest technologies, such as Dedicated Token Ring and adapters supporting the newest PC BUS standards such as PCI and Cardbus.

     Among the Company's current development projects is a Token Ring switch co-development project with Cisco. By combining Cisco's switching technology with Olicom's Token Ring technology, including development of ASIC-based Token Ring protocol handlers, the two companies plan to launch competitive and state-of-the-art Token Ring switching products during 1997. The Company is also continuing its investment in ATM technology and plans to release a number of new ATM switching products during 1997.

     Schedules for the development of high technology products are inherently difficult to predict, and there can be no assurance that the Company will achieve its scheduled initial customer shipment dates. In addition, as the Company's strategy is driven in significant part by customer demand, its product development schedules are inherently subject to revision as a result of indications of change in the requirements of its customers. The Company's business, financial condition or result of operations could be adversely affected if the Company were to incur significant delays or be unsuccessful in developing these or other new products or enhancements, or if any such products or enhancements did not gain market acceptance.

MANUFACTURING AND DISTRIBUTION

     The Company outsources the entire production volume in its three basic product areas: NICs, internetworking products and wiring components. The products are manufactured in fully automated, high-quality production lines utilizing Surface Mounting Technology techniques. The products are manufactured to meet Olicom specifications on a turnkey basis by three different manufacturers:

     GSS/Array. GSS/Array Technology Inc. manufactures Token Ring NICs and wiring components. GSS/Array utilizes two production sites for deliveries to the Company, one in Thailand and one in the United States.

     SCI. SCI Thailand Ltd. manufactures Ethernet and Token Ring NICs, certain modem products and wiring components. SCI utilizes two production sites for deliveries to the Company, one in Thailand and one in the United States.

     DOVatron. DOVatron Ireland Ltd. manufactures Ethernet NICs and wiring components in its plant in Ireland.

     While the Company believes that additional capacity is available from other manufacturers, an interruption in its existing subcontract manufacturing arrangements could have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company's manufacturing strategy is to combine Far East-based low-cost manufacturing with U.S. compliant manufacturing for sales to governmental agencies in the United States. The Company's manufacturing strategy and goal is to achieve short time-to-market cycles of 7-12 weeks from completion of product design to start of volume production. The Company manages quality assurance of its products through extensive quality control procedures which the Company believes have been instrumental in achieving the superior performance and reliability of its products.

     The Company's distribution strategy is to maintain finished goods inventories at the Company's distribution centers at a minimum level of typically 1-2 months of equivalent sales volume. Distribution effectiveness is optimized through direct customer delivery and factory shipments to the Company's distribution centers in Copenhagen and Plano, Texas.

     Components and sub-assemblies for the Company's products are procured by the Company's manufacturers directly from third party vendors, except for certain critical components, including chipsets and ASICs. The Company has entered into a number of Volume Purchase Agreements ("VPAs") with major material vendors in order to secure material availability and the most favorable world-wide terms and conditions for material procurement.

     The Company has not experienced any significant problems in obtaining required supplies of sole or limited source components. However, the inability to develop alternative sources of supply, if required, or a reduction or interruption in supply or a significant increase in the price of one or more critical components, could materially and adversely affect the Company's business, financial condition or results of operations and could negatively impact customer relationships.

     The Company has granted certain customers a non-exclusive license to use, manufacture and sell products currently being manufactured and sold by the Company on an OEM basis. Such licenses generally become effective in the event that the Company discontinues manufacturing the products being purchased by such customer, or is unable to provide specified quantities of products or levels of quality, and/or upon the bankruptcy or insolvency of the Company.
The grants of manufacturing rights are not subject to payment of royalties.

COMPETITION

     The LAN industry is intensely competitive and is characterized by rapid technological advances and evolving industry standards. The industry can be significantly affected by new product introductions, increased product capabilities, and improvements in the relative price and performance of networking products, as well as by the market activities of industry participants. Olicom's competition in the market for network interconnection products is primarily derived from other vendors and manufacturers of LAN products (such as IBM, Madge Networks N.V. and 3Com Corporation).

     IBM is both the dominant supplier of Token Ring network products and an established vendor of computer and networking systems and products to a substantial number of existing and potential end-users of the Company's products. As a result, the Company believes that, in order to compete successfully in the market to Token Ring network products, the Company's products and systems must have more features, greater functionality and performance, and/or lower prices than those offered by IBM. In addition, from time to time IBM establishes strategic working relationships with independent networking vendors relating to IBM's long-term product development programs. If IBM were to select, on a preferential basis, one or more of the Company's competitors for such relationships, the Company's business, financial condition or results of operations could be materially and adversely affected.

     The principal competitive factors in the markets served by the Company include product quality and functionality, compatibility, interoperability, performance, reliability, product support, customer satisfaction, price and vendor reputation. While the Company believes that it has competed effectively to date, competition in the industry is likely to intensify as current competitors expand their product lines and new companies enter the market.

     An increase in competition could have a material adverse effect on the Company's business, financial condition or results of operations because of price reductions and/or loss of market share. There can be no assurance that the Company will be able to compete successfully in the future with these existing or potential competitors. The Company believes that price competition has been increasing and will continue to increase. Such price competition is the result, in part, of price decreases announced by IBM and other competitors on competitive products, as well as the success of the Company and its competitors in successfully engineering cost reductions into their products and the entrance of new competitors into the market. The Company's ability to compete successfully with current and potential competitors will depend to a significant extent on its ability to continue developing technologically superior products and to adapt to changes in the marketplace. There can be no assurance that price competition will not have a material adverse effect on the Company's business, financial condition or results of operations.

LASAT COMMUNICATIONS

     Lasat became a majority-owned subsidiary of the Company during the first quarter of 1996. Lasat's principal products include desktop modems and PC-Card modems for mobile computers. Lasat also produces modems for ISDN-based communication.

     Lasat markets and sells its products through carefully targeted indirect distribution channels that include distributors, OEMs and co-branding agreements with Internet service providers. Lasat is currently developing new products and enhancements to existing products, to further improve performance, increase price competitiveness, assure continued interoperability, and increase market share.

     Lasat outsources its entire production volume, which are manufactured to meet Lasat specifications on a turnkey basis in fully automated, high-quality production lines utilizing Surface Mounting Technology techniques.

     The modem industry is intensely competitive and is characterized by rapid technological advances and evolving industry standards. The industry can be significantly affected by new product introductions, increased product capabilities, and improvements in the relative price and performance of modem products, as well as by the market activities of industry participants. Lasat's competition is primarily derived from other vendors and manufacturers of modem products (including U.S. Robotics Corporation, among others).

PROPRIETARY RIGHTS

     The Company does not hold any patents and relies upon a combination of copyright and trade secret laws to establish and maintain proprietary rights in its products. There can be no assurance that such measures are or will be adequate to protect the Company's proprietary technology. Although the Company believes that its products and technology do not infringe the proprietary rights of others, and the Company does not have any knowledge that its products infringe the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims in the future or that such claims will not be successful.

     In addition, the Company generally enters into confidentiality agreements with its customers, suppliers and industry partners, and limits access to sensitive information. Despite these precautions, it may be technologically possible for competitors of the Company to "reverse engineer" or otherwise obtain information regarding aspects of the Company's products that the Company regards as proprietary. The laws of some foreign countries in which the Company sells or may sell its products do not protect the Company's proprietary rights in its products to the same extent as do the laws of the Kingdom of Denmark and/or the United States.

     The Company believes that, due to the rapid pace of innovation within the LAN industry, factors such as the technological and creative skills of its personnel and ongoing product support are as important in establishing and maintaining a leadership position within the industry as are the various legal protections of its technology.

     Certain technology used in the Company's products is licensed, generally on a non-exclusive basis, by the Company from third parties. These license agreements generally require the Company to pay royalties and to fulfill confidentiality obligations in order to maintain the licenses. The Company has entered into a non-exclusive license agreement under certain patents relating to Token Ring technology that were issued to Olaf Soderblom in the United States and a number of foreign countries, and have been assigned to Willemijn Houdstermaastschappij BV. During 1996, the Company settled litigation commenced by the Company against Willemijn regarding the license agreement and its obligations thereunder.

TRADEMARK AGREEMENT

     The trademark "Olicom" (the "Trademark") is a registered trademark of Olivetti S.p.A., which has granted the Company a worldwide, royalty-free license to use the Trademark pursuant to a Trademark Agreement effective September 2, 1992 (the "Effective Date"). During such period as the Company is the licensee of the Trademark and for a period of one year after any termination of the license thereof, Olivetti S.p.A. has agreed not to use itself or grant to a third party any rights to use the Trademark on products of the type manufactured or marketed by the Company. The initial term of the license was three years, and the license automatically renews on a yearly basis, unless either party gives the other 12 months' notice of termination.
In the event that the license of the Trademark were terminated, the Company would be required to change its name and cease using the Trademark on its products. A change in the Company's name and the creation of a new trademark could involve significant expense and the possibility of customer confusion, which in turn could have a material adverse effect on the Company's business, financial condition or results of operations.

EMPLOYEES

     As of April 1, 1997, the Company employed or retained (as employees or independent contractors) approximately 495 persons, including 205 in sales and marketing, 115 in product research and development, 100 in operations/production including quality assurance, and 75 in administration and finance Of these employees and independent contractors, approximately 130 were located in the United States, 45 were located in the Company's offices in Europe, South Africa, Singapore, Australia and Japan, and the remainder were located in Denmark. Approximately 60 persons of the 495 were employed by Lasat.

     None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

     Competition in the recruiting of highly-qualified personnel in the computer and communications industry is intense. The Company believes that its future success will depend, in part, on its continued ability to hire, motivate and retain qualified management, marketing and technical personnel. To date, the Company has not experienced any difficulty in attracting and retaining qualified employees.

     The Company has experienced significant growth in the past, which has required that the Company continue to improve its operational and financial systems, and train, motivate and manage its employees. If management is unable to manage the Company's growth effectively, or if the productivity of its sales force falls below expectations, the Company's business, financial condition or results of operations could be materially and adversely affected. There can be no assurance that the Company will be able to sustain growth.


ITEM 2. DESCRIPTION OF PROPERTY.

     The Company's principal administrative, marketing, product development, support facilities, and training center, as well as a warehouse and distribution facility, are located in a modernized three-story building and a newly-constructed adjacent building in Lyngby in the greater Copenhagen area where the Company presently leases a total of approximately 125,000 square feet of floor space as its international headquarters.

     The Company leases its international headquarters from a third-party lessor pursuant to a lease that may be terminated by either party commencing in 2008, upon six months' notice, and which provides for increases in annual rentals based on the increase in the Danish net price index, with an agreed annual minimum increase of 2.5%. An immediately adjacent building that forms part of the Company's headquarters complex is leased from a third party lessor pursuant to a lease that may be terminated by either party commencing in 2006, upon 12 months' notice, and which provides for an increase in annual rental payments based on the increase in the Danish net price index, with an agreed annual minimum increase of 2.5%. During 1996, the Company leased additional space adjacent to its international headquarters from a third party lessor pursuant to a lease that may be terminated by either party commencing in 2006, upon 12 months' notice, and which provides for an increase in annual rental payments based on the increase in the Danish net price index, with an agreed annual minimum increase of 2.5%. The Company believes that its existing facilities are adequate for its current needs. The Company believes that suitable space is available in the Copenhagen area and that the three facilities should provide sufficient additional space for foreseeable future expansion in Copenhagen.

     The Company currently leases an aggregate of approximately 29,000 square feet of office and warehouse space in metropolitan Dallas, Texas, to support North and South American sales and marketing. Furthermore, the Company leases office space in the following cities to support sales and marketing in Europe:
Milan, Italy; Middlesex, U.K.; Munich and Morfelden, Germany; 's-Hertogenbosch, the Netherlands; Nanterre, France; Madrid, Spain; and Vienna, Austria. The Company also leases space for sales offices in Singapore; Tokyo, Japan; Sydney, Australia; and Sandton, South Africa. The Company believes that suitable additional space will be available in such locations as required.

ITEM 3. LEGAL PROCEEDINGS.

     From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of May 27, 1997, the Company was not a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material adverse effect on the Company's business, results of operations or financial position. See also "Description of Business - Proprietary Rights."

     In March 1995, the Company settled a consolidated class action lawsuit In re Olicom Securities Litigation, case no. 3-94-CV-0511-D, filed in the United States District Court for the Northern District of Texas, alleging violations of United States securities laws. The Stipulation of Settlement acknowledged that the Company denied liability. The Company's Consolidated Financial Statements at December 31, 1994, included a charge of $4.2 million, net of insurance coverage, in connection with this settlement (see "Management's Discussion and Analysis of Financial Condition and Results of Operations," and
note 14 to the Consolidated Financial Statements). On August 30, 1996, the court entered a final judgment of dismissal with prejudice with respect to the consolidated action.


ITEM 4. CONTROL OF REGISTRANT.

     The following table sets forth certain information as of May 27, 1997, concerning beneficial ownership of each person known to the Company to own beneficially more than 10% of the outstanding shares of the Company, nominal value DKK 0.25 per share ("Common Shares"), and the number of Common Shares beneficially owned by all directors and executive officers of the Company as a group:


                                        Amount of         Percent
                                       Beneficial           of
Name                                    Ownership        Class (1)
--------------------------------        ---------        ---------

Lars Stig Nielsen  (2)(3) ........      2,066,330            14.0%
Asbjorn Smitt (4) ................      1,970,080            13.4
Nilex Systems ApS (5) ............      1,753,000            11.9
The Lake Fund (6) ................      2,394,201            16.2
All directors and executive
 officers as a group (consisting
 of 9 persons) (7) ...............      2,208,830            14.9%

________________

(1) Sole voting and investment power, unless other wise indicated. Percentages in the fore-going table are based on 14,749,095 Common Shares issued and outstanding as of May 27, 1997.

(2) Mr. Stig Nielsen is the Managing Director and Chief Executive Officer, as well as a director, of the Company. Includes 1,753,000 Common Shares owned by Nilex Systems ApS ("Nilex"), as to which Mr. Stig Nielsen has shared voting and investment power. See Note 5.

(3) Includes 46,250 Common Shares which may be issued to Mr. Stig Nielsen pursuant to options exercisable within 60 days from the date hereof.

(4) Includes 1,753,000 Common Shares owned by Nilex, as to which Mr. Smitt has shared voting and investment power. See Note 5.

(5) Mr. Stig Nielsen is an officer and director of, and (through Eutronic Systems ApS ("Eutronic"), a corporation of which he holds 70% of the share capital) a principal shareholder in, Nilex. Mr. Smitt is an officer and director of, and (through Astronic ApS ("Astronic"), a corporation of which he holds 70% of the share capital) a principal shareholder in Nilex. Eutronic is the holder of the share capital in Astronic (a 30% interest) not owned by Mr. Smitt, and Astronic is the holder of the share capital in Eutronic (a 30% interest) not owned by Mr. Stig Nielsen.

(6) Based on information set forth in a Schedule 13D dated March 3, 1997, filed with the Securities and Exchange Commission by The Lake Fund.

(7) Includes Common Shares held by Nilex. Includes an aggregate of 104,000 Common Shares which are issuable pursuant to options exercisable within 60 days from the date hereof.

ITEM 5. NATURE OF TRADING MARKET.

     The following table sets forth the high and low sales prices of the Common Shares for the periods indicated, as repeated by Nasdaq National Market.


                                           High      Low
                                          ------   -------
Calendar 1997
  First Quarter                           19 5/8    14 1/2
  Second Quarter (through May 27, 1997)   18 3/4    13 1/2
Calendar 1996
  First Quarter                           15 1/2    11 1/2
  Second Quarter                          14 1/4    10
  Third Quarter                           15 1/8    10 7/16
  Fourth Quarter                          19 1/8    14 5/8
Calendar 1995
  First Quarter                           11 5/8     8 5/8
  Second Quarter                          14 1/8     8 7/8
  Third Quarter                           16 1/8    12 3/8
  Fourth Quarter                          15 1/2    11 3/4

     The Common Shares are traded on the Nasdaq National Market under the symbol OLCMF. As of May 27, 1997, there were approximately 65 United States record holders of Common Shares, who held approximately 77.4% of the outstanding Common Shares as of such date. The foregoing includes 11,987,755 Common Shares held of record by Depository Trust Company, as nominee for various beneficial holders.

     In connection with the Company's acquisition of CrossComm on June 12, 1997, the Company issued three-year warrants ("Warrants") to purchase Common Shares at an exercise price of $19.74 per whole Common Share. The Warrants are traded on the Nasdaq National Market under the symbol OLCWF.


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

     There are no governmental laws, decrees or regulations of the Kingdom of Denmark that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to nonresident holders of Common Shares. There are no limitations imposed by the laws of the Kingdom of Denmark or the Company's Articles of Association (except for the Share Ownership Limit described below) on the right of nonresident or foreign holders to hold or vote Common Shares.

     The Articles of Association provide that no person, firm or entity (each, a "person") may, without obtaining the approval of the Company's Board of Directors, own more than 33% of the Company's share capital or votes at any time (the "Share Ownership Limit"). The Company's Board of Directors may condition its approval on the satisfaction of such conditions that it determines to be appropriate. For the purpose of determining ownership of Common Shares or votes, a person will generally be deemed to own Common Shares or votes which are considered to be beneficially owned by such person under Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). A person who owns more than 33% of the Company's share capital or votes at any time who has not obtained the approval of the Board of Directors cannot be registered or otherwise accepted as a shareholder, and such person will have no voting rights, rights to dividends or distributions, or any other rights as a shareholder for the portion of such person's shareholding that exceeds 33%. The Board of Directors may approve the ownership by a person of more than 33% of the Company's share capital or votes in (i) the event that such person has, prior to purchasing more than 33% of the Company's share capital or votes, requested the approval by the Board of Directors to own more than the Share Ownership Limit, (ii) the event that such person has made a legally binding and irrevocable bona fide offer to all shareholders of the Company (other than such person, to the extent that he or she is a shareholder) to purchase all the Common Shares and votes in the Company at a price deemed favorable by the Board of Directors, in its discretion or (iii) in such other circumstances, as determined by the Company's Board of Directors. The Board of Directors has given its approval to the ownership by Nilex, Olivetti Realty N.V., Lars Stig Nielsen and Asbjorn Smitt of Common Shares in excess of the Share Ownership Limit.

     Other than the foregoing, there are no limitations by the Company's Articles of Association on the right of holders to hold or vote Common Shares.


ITEM 7. TAXATION.

     The following summary of certain United States federal and Danish tax matters is based on tax laws of the United States and Denmark as in effect on the date of this Report, and is subject to changes in United States and Danish law, including changes that could have retroactive effect. The following summary is also based on the United States-Denmark Double Taxation Convention, and the proposed convention signed on June 17, 1980, and modified by a protocol signed on August 23, 1983, all of which are subject to change. This discussion is based on current laws and interpretations thereof, and there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained herein.

     The following summary does not consider or discuss the tax laws of any country other than the United States or Denmark. This summary does not describe United States federal estate and gift tax considerations, nor state,
local or provincial tax considerations.   Furthermore, this summary does not
address United States federal income tax or Danish tax considerations relevant to United States holders of Common Shares or Warrants subject to taxing jurisdictions other than or in addition to the United States, and does not address all possible categories of United States holders, some of whom (such as financial institutions, trusts, estates, insurance companies, dealers in securities, certain retirement plans and tax exempt organizations) may be subject to special rules.

     This summary contains a description of the material United States federal income tax and Danish tax consequences of the purchase, ownership and disposition of Common Shares and Warrants by a beneficial owner that (i) is an individual citizen or resident in the United States (for United States federal income tax purposes), a corporation or partnership organized under the laws of the United States or any state thereof, or estates or trusts the income of which is subject to United States federal income tax regardless of its source,
(ii) is not also a resident or corporation of Denmark and is not domiciled in Denmark, (iii) does not hold Common Shares or Warrants in connection with any permanent establishment or fixed base in Denmark, (iv) does not own, and has not owned (directly, indirectly or by attribution) at any time, 10% or more of the total combined voting power of the Company, and (v) holds Common Shares or Warrants as capital assets. The term "United States holder," as used in this summary, means a beneficial owner of Common Shares or Warrants meeting these requirements. UNITED STATES HOLDERS OF COMMON SHARES OR WARRANTS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES, DANISH OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES AND WARRANTS.

UNITED STATES TAX CONSEQUENCES OF OWNERSHIP OF COMMON SHARES

     Dividends. For United States federal income tax purposes, the gross amount of all dividends (that is, the amount before reduction for Danish withholding tax) paid with respect to Common Shares out of the current or accumulated earnings and profits of Olicom ("E&P") to a United States holder will be subject to United States federal income taxation as foreign source dividend income. United States corporations that hold Common Shares will not be entitled to the dividends received deduction available for dividends received from United States corporations. To the extent that a distribution exceeds E&P, it will be treated first as a return of capital to the extent of the United States holder's basis, and then, as gain from the sale of a capital asset.

     For United States federal income tax purposes, the amount of any dividend paid in Danish kroner will be the United States dollar value of the kroner at the exchange rate in effect on the date of receipt, whether or not the kroner is converted into United States dollars at that time.

     The withholding tax imposed by Denmark generally is a creditable foreign tax for United States federal income tax purposes. Therefore, a United States holder generally will be entitled to include the amount withheld as foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid, if the United States holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended (the "Code")). The Code, however, imposes a number of limitations on the use of foreign tax credits, based on the particular facts and circumstances of each taxpayer. United States holders who hold Common Shares should consult their tax advisors regarding the availability of the foreign tax credit.

     A United States holder also may be subject to backup withholding at the rate of 31% with respect to dividends paid on or proceeds from the sale or other disposition of Common Shares, unless the United States holder (i) is a corporation or comes within certain other exempt categories or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

     Sale or Other Disposition of Common Shares. Gain or loss recognized by a United States holder on the sale or other disposition of Common Shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between such United States holder's basis in the Common Shares and the amount realized upon such disposition. The capital gain or loss will be short-term or long-term, depending on whether the United States holder has held the Common Shares for more than one year. Capital losses are generally deductible only against capital gains and not against ordinary income.

     Capital gain recognized by a United States holder on the sale or other disposition of Common Shares will be United States source gain. The source of a loss attributable to the sale of Common Shares is not certain at the present time. Under the Code, the Internal Revenue Service has authority to issue additional regulations addressing the treatment of losses. Regulations have not yet been issued under this authority and may not be issued. United States holders of Common Shares should consult their tax advisors regarding the proper treatment of such losses.

UNITED STATES TAX CONSEQUENCES OF OWNERSHIP OF WARRANTS

     Exercise of Warrants. Generally, no gain or loss will be recognized for United States federal income tax purposes upon exercise of a Warrant. A holder's initial tax basis in a Warrant will be equal to the value of the Warrant at the time the holder receives such Warrant. The tax basis of the Common Shares acquired upon exercise of a Warrant will be equal to the sum of
(i) the holder's tax basis in such Warrant and (ii) the exercise price. The holding period of the Common Shares acquired upon exercise of a Warrant will begin on the date of the exercise of the Warrant.

     Disposition of Warrants. In general, the sale, exchange or other taxable disposition of a Warrant will result in gain or loss to the holder in an amount equal to the difference between the amount realized on such sale, exchange or other disposition and the holder's tax basis in the Warrant. Such gain or loss generally will be long-term capital gain or loss if the Warrant is held by the holder for more than one year at the time of the disposition and the Common Shares issuable upon exercise of such Warrant would have been a capital asset if acquired by the holder.

     Expiration. The expiration of a Warrant should generally result in a long-term capital loss to the holder equal to the holder's tax basis in the Warrant if (i) the Warrant is held by the holder for more than one year at the time of the expiration and (ii) the Common Shares issuable upon exercise of the Warrant would have been a capital asset if acquired by such holder.

     Adjustments to Conversion Ratio. Adjustments made to the number of Common Shares that may be acquired upon the exercise of a Warrant, or the failure to make such adjustments, may result in a taxable distribution to the holder of a Warrant pursuant to Section 305 of the Code.

DANISH TAX CONSEQUENCES OF OWNERSHIP OF COMMON SHARES

     Dividends. For Danish income tax purposes, the gross amount of all distributions made by the Company to its shareholders prior to the fiscal year in which the Company is completely liquidated and dissolved is taxed as a dividend, including distributions that otherwise exceed the Company's E&P. Distributions made by the Company to its shareholders during the fiscal year in which the Company is completely liquidated and dissolved are taxed as capital gain. In addition, the gross amount paid by the Company to redeem Common Shares owned by a shareholder generally is taxed as a dividend. However, a shareholder may apply to Danish tax authorities for an exemption from the dividend tax. If the exemption request is granted, the redemption will be taxed as capital gain. The granting of bonus shares to shareholders, and the right of shareholders to subscribe for Common Shares at a price that is less than the current trading value of such Common Shares, are not considered taxable distributions to shareholders.

     In general, a Danish withholding tax of 25% is levied on all dividends. However, a United States holder may apply to the Danish tax authorities for a partial refund of the dividends tax that has been withheld. If this refund request is granted, the Danish withholding tax on such dividends is effectively reduced to 15%. The Company does not presently contemplate the payment of any cash dividends on Common Shares. However, should the Company decide to make payment of a cash dividend, the Company will apply to the Danish tax authorities for a blanket exemption that would allow the Company to withhold only 15% of all dividends paid to a United States holder. While the Company believes that such an exemption will be granted, there can be no assurance that this will occur.

     Sale or Other Disposition of Common Shares. Capital gains realized by United States holders upon the sale or other disposition of Common Shares should be exempt from Danish taxation.

DANISH TAX CONSEQUENCES OF OWNERSHIP OF WARRANTS

     Exercise of Warrants. Generally, a United States holder should not recognize taxable gain or loss for Danish income tax purposes upon the exercise of a Warrant.

     Sale of Warrants. Generally, a United States holder should not recognize taxable gain or loss for Danish income tax purposes upon the sale of a Warrant.

     Expiration. Upon the expiration of a Warrant, a United States holder should not recognize taxable gain or loss for Danish income tax purposes.

DENMARK ESTATE AND GIFT TAXES.

     Generally, if a United States holder acquires or disposes of Common Shares or Warrants by inheritance, legacy or gift, such holder will not be subject to Danish gift or inheritance taxes. If a United States holder should make a gift of such Common Shares or Warrants to a Danish resident, the United States holder will be liable for the Danish gift tax. However, if the gift is made to a close relative of the United States holder, a lower tax rate applies.


ITEM 8. SELECTED FINANCIAL DATA.

     The following table sets forth certain financial information with respect to the Company for the five years ended December 31, 1996. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes included elsewhere herein.

                                                                YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------------
                                                1992         1993        1994         1995         1996
                                              ---------    ---------   ---------    ---------    ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
   Net sales                                  $  68,411    $  93,927   $ 113,604    $ 127,469    $ 168,228
   Cost of sales                                 38,717       52,887      61,198       65,191       95,236
                                              ---------    ---------   ---------    ---------    ---------
   Gross profit                                  29,694       41,040      52,406       62,278       72,992
                                              ---------    ---------   ---------    ---------    ---------
OPERATING EXPENSES:
   Sales and marketing                            9,060       13,244      23,783       31,660       40,496
   Research and development                       4,484        5,870       7,531        9,193       12,852
   Purchased research and development             1,000            0           0            0            0
   General and administrative                     1,893        3,094       4,440        5,662        6,848
   Transaction-related expenses                       0            0           0            0        3,787
   Special charge regarding mgmt. change              0            0           0            0        1,402
                                              ---------    ---------   ---------    ---------    ---------
      Total operating expenses                   16,437       22,208      35,754       46,515       65,385
                                              ---------    ---------   ---------    ---------    ---------
INCOME FROM OPERATIONS                           13,257       18,832      16,652       15,763        7,607
   Interest income, net                             276        1,928       2,462        3,297        1,531
   Foreign currency gains (losses)                 (412)          27          19          (31)         675
   Related party gain on sale of investment           0            0           0            0        2,878
   Settlement of litigation                           0            0      (4,200)           0            0
                                              ---------    ---------   ---------    ---------    ---------
INCOME BEFORE INCOME TAXES                       13,121       20,787      14,933       19,029       12,691
   Provision for income taxes                     4,777        7,340       5,026        6,223        4,727
                                              ---------    ---------   ---------    ---------    ---------
NET INCOME BEFORE CHANGE IN
 ACCOUNTING METHOD                                8,344       13,447       9,907       12,806        7,964
   Minority interest in income of
    consolidated subsidiary                           0            0           0            0          539
   Cumulative effect of change in
    accounting methods, net of taxes                  0            0         161            0            0
                                              ---------    ---------   ---------    ---------    ---------
NET INCOME                                    $   8,344    $  13,447   $  10,068    $  12,806    $   7,425
                                              =========    =========   =========    =========    =========
EARNINGS PER SHARE                            $    0.67    $    0.85   $    0.66    $    0.87    $    0.50
                                              =========    =========   =========    =========    =========
   Cash dividends declared per share(1)       $    0.06    $      --   $      --    $      --    $      --
WEIGHTED AVERAGE SHARES OUTSTANDING              12,475       15,873      15,298       14,748       14,786
                                              =========    =========   =========    =========    =========

                                                       DECEMBER 31,
                                  ----------------------------------------------------
                                                     (IN THOUSANDS)
                                    1992       1993       1994       1995       1996
                                  --------   --------   --------   --------   --------
BALANCE SHEET DATA:
   Working capital                $ 53,237   $ 68,481   $ 66,427   $ 78,600   $ 86,407
   Total assets                     84,690     90,240    108,917    127,327    127,924
   Current portion of long-term
    obligations                         97          7          0          0          0
   Long-term obligations, less
    current portion                    323        152          0          0          0
   Total shareholders' equity       62,117     77,885     78,191     90,127     97,509



---------
(1) In June, 1992, the Company paid a dividend of DKK 0.3509 ($0.06) per Common Share.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     With the exception of historical information, certain of the matters discussed in this Report contain trend analysis and other forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. Such forward-looking statements involve risks and uncertainties, including, without limitation, the risks and uncertainties described under the caption "Business Environment and Risk Factors," together with such risks and uncertainties as are described in registration statements, reports and other documents filed by Olicom from time to time with the Securities and Exchange Commission pursuant to the Securities Act and the Exchange Act. Such risks and uncertainties could cause Olicom's actual consolidated results for 1997 and beyond to differ materially from those expressed in any statements made by, or on behalf of, Olicom. The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

OVERVIEW

     The Company's wholly-owned subsidiaries include Olicom Ventures A/S (Connect International A/S) ("Olicom Ventures"), Olicom Finance Limited and Olicom Trading A/S. Olicom, Inc., is a wholly-owned subsidiary of Olicom Trading A/S, and the Company's interest in Lasat Communications A/S is held by Olicom Ventures.

     The Company's functional currency is the U.S. dollar. The Company prepares its financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States. References herein to "U.S. dollars" or "$" are references to United States currency, and references to "Danish kroner," "kroner" or "DKK" are references to Danish currency.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain financial data as percentages of the Company's net sales. The Company believes that period to period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance:



                                                          YEAR ENDED DECEMBER 31,
                                                       ---------------------------
                                                        1994       1995      1996
                                                       ------     ------    ------
Net sales ..........................................    100.0%     100.0%    100.0%
Cost of sales ......................................     53.9       51.1      56.6
                                                       ------     ------    ------
   Gross profit ....................................     46.1       48.9      43.4
Operating expenses:
   Sales and marketing .............................     20.9       24.8      24.1
   Research and development ........................      6.6        7.2       7.6
   Purchased research and development ..............       --         --        --
   General and administrative ......................      3.9        4.4       4.1
   Transaction-related expenses ....................       --         --       2.3
   Special charge regarding management change ......       --         --       0.8
                                                       ------     ------    ------
   Total operating expenses ........................     31.4       36.4      38.9
                                                       ------     ------    ------
Income from operations .............................     14.7       12.5       4.5
   Interest income, net ............................      2.2        2.4       0.9
   Foreign currency gains (losses) .................       --         --       0.4
   Related party gain on sale of investment ........       --         --       1.7
   Settlement of litigation ........................     (3.7)        --       1.7
                                                       ------     ------    ------
Income before income taxes .........................     13.2       14.9       7.5
   Provision for income taxes ......................      4.4        4.9       2.8
                                                       ------     ------    ------
Net income before change in
 accounting method and minority interest in
 income of consolidated subsidiary .................      8.8       10.0       4.7
Minority interest in income of consolidated
 subsidiary ........................................       --         --       0.3
Cumulative effect of change in
 accounting methods, net of taxes ..................      0.1         --       0.3
                                                       ------     ------    ------
Net income .........................................      8.9%      10.0%      4.4%
                                                       ======     ======    ======

     YEARS ENDED DECEMBER 31, 1995 AND 1996

     Net Sales. Net sales increased from $127.5 million in 1995 to $168.2 million in 1996. Net sales in North and South America (the "Americas") increased from $52.2 million in 1995 to $61.7 million in 1996, while sales outside of the Americas increased from $75.3 million in 1995 to $106.5 million in 1996. The increase in net sales in 1996 was principally due to the inclusion since January 1, 1996, of the net sales (almost exclusively in Europe) of Lasat, as well as increases in sales of the Company's network interface cards. In addition to these factors, the increase in the Company's net sales during 1996 resulted from greater market penetration across most of the Company's geographic regions, as well as from increased unit sales to a broad range of customers and expansion of the Company's distribution channels, as a result in substantial part of refinements in marketing and product strategies implemented by the Company. As a result thereof, Olicom brand-name sales (which increased 28% and 18% during 1995 and 1996, respectively) constituted 79% of net sales during fiscal year 1996, Lasat brand-name sales constituted 15% of net sales, while sales to OEMs (which decreased 43% in 1995 and 37% in 1996) accounted for 6% of net sales. This trend reflects a continuation of the Company's emphasis on brand-name sales, as such sales accounted for 89% of net sales in 1995, while sales to OEMs constituted 11% of net sales during the same period. While the Company is unable to predict the relative mix of brand-name and OEM sales during 1997, it is possible that sales of private label products to OEMs may continue to decrease during 1997.

     During 1996, the Company's revenues were favorably influenced by several other factors, including the continued success of the Company's main products, Token Ring NICs, and in general, the continued demand for LANs and the networking and internetworking products marketed by the Company. During the year, the Company continued to increase unit sales of NICs.

     Sales of infrastructure products, which include switches, intelligent HUBs and bridge products, decreased from $18.5 million in 1995 to $17.2 million in 1996. Sales of all adapter card products represented 85.5% and 74.4% of net sales in 1995 and 1996, respectively. The Company anticipates that a significant portion of its revenues during 1997 will continue to be derived from sales of NICs.

     Sales to a single distributor were $12.8 million, or 7.6% of net sales, in 1996, compared to $13.9 million, or 10.9% of net sales during 1995.

     Gross Profit. Gross profit increased by 17.2%, from $62.3 million in 1995 to $73.0 million in 1996, but decreased as a percentage of net sales from 48.9% in 1995 to 43.4% in 1996. The decrease in gross margins was primarily due to the inclusion of Lasat in the Company's results of operations, as Lasat operates at a lower average gross margin than the Company has historically experienced. However, gross margins were favorably impacted by cost reductions resulting primarily from cost improved product designs, volume-based component purchasing efficiencies, large-scale purchasing and manufacturing, and continued reductions in other material costs. Gross margins during 1996 continued to benefit from a higher percentage of sales to distributors, on which the Company typically realizes higher margins than on sales to OEMs.

     The Company believes that gross margins may decline in the future, as the Company's products face increased price pressures and to the extent that the Company's product mix shifts toward lower margin Ethernet and modem products. The Company will continue to seek reductions in manufacturing costs to enable it to remain price competitive and to lessen the impact that price reductions may have on gross margins.

     Sales and Marketing. Sales and marketing expenses increased from $31.7 million in 1995 to $40.5 million in 1996, but decreased as a percentage of net sales from 24.8% in 1995 to 24.1% in 1996. The increase in the amount of such expenses during 1996 was primarily due to increased marketing activities in the United States, Europe and the Far East, including increased travel, office and personnel expenses and due to the inclusion of Lasat's operations within the Olicom group. During the year, the Company committed significant additional resources to support its direct sales organization and expand its marketing organization and programs both in the United States and in Europe.

     Research and Development. Research and development expenses increased from $9.2 million in 1995 to $12.9 million in 1996, and increased as a percentage of net sales from 7.2% in 1995 to 7.6% in 1996. The increase in such expenses was primarily attributable to increased personnel associated with enhancements of current products and to expenditures related to new product development, including ATM and LAN switching. The inclusion of Lasat's operations within the Olicom group also contributed to higher research and development expenses during 1996.

     The Company considers research and development expenditures to be critical to future net sales and intends to continue these expenditures at a level that constitutes a significant percentage of net sales.

     All of the Company's research and development expenses have been charged to operations as incurred, net of a $953,000 subsidy received from a Danish government agency in support of ATM and LAN switching activities. The subsidy will be repaid in the form of a royalty if and when revenue from such switching products is realized.

     General and Administrative. General and administrative expenses increased from $5.7 million in 1995 to $6.8 million in 1996, but decreased as a percentage of net sales from 4.4% in 1995 to 4.1% in 1996. These increased expenses reflected the inclusion of Lasat's operations within the Olicom group, together with the expense of salaries for additional personnel and costs related to increases in volume.

     Transaction-Related Expenses and Other Charges and Income. During the first quarter of 1996, the Company purchased an additional 40% interest in Lasat, which resulted in the Company holding 75% of Lasat's share capital. During 1996 the Company also made a subordinated convertible loan to a Danish ISDN hardware and software development company. For fiscal 1996, a $3.8 million non-recurring charge was taken as a result of the write-off of in-process engineering and development projects of Lasat, other transaction-related expenses in connection with these investments, and the creation of a reserve with respect to the convertible loan.

     Also during 1996 the Company implemented certain management changes primarily in its U.S. operations, which resulted in a special charge of $1.4 million.

     During 1996 the Company also completed the sale of its minority holding in Contex A/S to Nilex Systems ApS, a significant shareholder in the Company and affiliate of its managing director, resulting in a gain of $2.9 million net of taxes. See "Interest of Management in Certain Transactions -- Contex A/S."

     Income Taxes. The Company's effective income tax rate increased from 32.7% during 1995 to 37.2% for 1996. The increase in the effective tax rate was primarily due to the fact that charges relating to transactions were not deductible for tax purposes.

YEARS ENDED DECEMBER 31, 1994 AND 1995

     Net Sales. Net sales increased from $113.6 million in 1994 to $127.5 million in 1995. The growth in net sales in 1995 was principally the result of increases in sales of NICs, as well as increased sales of the Company's intelligent HUB products. Sales of infrastructure products increased from $11.0 million in 1994 to $18.5 million in 1995, representing 9.7% and 14.5% of net sales in 1994 and 1995, respectively. Sales of all adapter card products represented 90.3% and 85.5% of net sales in 1994 and 1995, respectively. In addition to these factors, the increase in the Company's net sales during 1995 resulted from greater market penetration across all of the Company's geographic regions, except the U.S., where sales declined 8.7% from $57 million in 1994 to $52 million in 1995.

     The growth in sales in 1995 was due primarily to increased unit sales to a broad range of customers and expansion of the Company's distribution channels, as a result in substantial part of marketing and product strategies previously implemented by the Company that placed greater emphasis on brand-name sales. As a result of the success of this marketing program, brand-name sales (which increased 84% and 28% during 1994 and 1995, respectively) constituted 89% of net sales during fiscal year 1995, while sales to OEMs (which decreased 48% in 1994 and 43% in 1995) accounted for 11% of net sales. This trend reflected a continuation of the Company's increased emphasis on brand-name sales, as such sales accounted for 79% of net sales in 1994, while sales to OEMs constituted 21% of net sales during the same period.

     During 1995, the Company's revenues were favorably influenced by many other factors, including the continued success of the Company's main products, Token Ring NICs, and in general, the continued demand for LANs and the networking and internetworking products marketed by the Company. During the year, the Company continued to increase unit sales of NICs.

     During 1995, sales to a single OEM customer were $7.0 million, or 5.5% of net sales, compared to $13.4 million, or 11.8% of net sales, during 1994. Sales to a single distributor were

$13.9 million, or 10.9% of net sales, in 1995, compared to $6.7 million, or 5.9% of net sales during 1994.

     Gross Profit. Gross profit increased by 18.8%, from $52.4 million in 1994 to $62.3 million in 1995, and increased as a percentage of net sales from 46.1% in 1994 to 48.9% in 1995. The improvement in gross margin was due to cost reductions resulting primarily from cost improved product designs, volume-based component purchasing efficiencies, large-scale purchasing and manufacturing, and continued reductions in other material costs. Moreover, a higher percentage of sales during 1995 were to distributors, on which the Company typically realizes higher margins than on sales to OEMs.

     Sales and Marketing. Sales and marketing expenses increased substantially from $23.8 million in 1994 to $31.7 million in 1995, and increased as a percentage of net sales from 20.9% in 1994 to 24.8% in 1995. The significant increase in these expenses during 1995 was primarily due to increased marketing activities in the United States, Europe and the Far East, including increased travel, office and personnel expenses. During the year, the Company committed significant additional resources to support its sales organization and expand its marketing organization and programs both in the United States and in Europe.

     Research and Development. Research and development expenses increased from $7.5 million in 1994 to $9.2 million in 1995, and increased as a percentage of net sales from 6.6% in 1994 to 7.2% in 1995. The increase in such expenses was primarily attributable to increased personnel associated with enhancements of current products and to expenditures related to new product development, including ATM and LAN switching.

     All of the Company's research and development expenses have been charged to operations as incurred, net of a $598,000 subsidy received from a Danish government agency in support of ATM and LAN switching activities. The subsidy will be repaid in the form of a royalty if and when revenue from such switching products is realized.

     General and Administrative. General and administrative expenses increased from $4.4 million in 1994 to $5.7 million in 1995, and increased as a percentage of net sales from 3.9% in 1994 to 4.4% in 1995. These increased expenses reflected salaries for additional personnel and costs related to the growth in the Company's revenues.

     Income Taxes. The Company's effective income tax rate decreased from 33.7% during 1994 to 32.7% for 1995.

LIQUIDITY AND CAPITAL RESOURCES

     During 1996, the Company funded its operations with cash from operations. The Company's available cash and short-term investments totaled $51.6 million as of December 31, 1996, and represented 40.3% of total assets.

     The Company had unsecured line of credit facilities for an aggregate amount of $11.0 million at December 31, 1996, of which no advances were outstanding at such date. These facilities support foreign currency hedging and working capital requirements.

     The increase during 1996 in net cash from operating activities of $18.5 million was primarily due to cash from net income, a significant decrease in inventory of $12.4 million and decreases in accounts receivable of $2.6 million. Current liabilities were reduced by $7.5 million during 1996. Management believes that the reductions in accounts receivable and in inventories were the results of improved operating procedures.

     Capital expenditures, less proceeds from sale of property, equipment and businesses, during 1995 and 1996 were $1.1 and $1.0 million, respectively. Capital expenditures, other than the purchase of an additional interest in Lasat, were associated with the expansion of sales and marketing, research and development and general and administrative activities (including a new integrated management information system). At December 31, 1996, the Company had no material commitments for capital expenditures. See "-- Subsequent Event."

     The Company believes that cash presently at its disposal and cash generated from operations will be sufficient to finance its operations and currently projected capital expenditures through at least the next 12 months. The Company expects to continue to make investments in the future to support its overall growth. Currently, it is anticipated that ongoing operations will be financed primarily from internally generated funds. However, as indicated herein and in the Company's periodic filings with the Commission, there are several factors that could affect the Company's ability to generate cash from operations in the future, including general economic conditions, market competition and changes in working capital requirements. See also "-- Subsequent Event" and "-- Business Environment and Risk Factors." The Company believes that its anticipated cash flows from operations and access to debt and equity markets will permit the financing of its business requirements in an orderly manner for at least the 12-month period thereafter.

     During the first quarter of 1996, the Company purchased an additional 40% interest in Lasat. The purchase price for this shareholding, net of cash acquired, was $2.5 million.

     To date, inflation has not had a material impact on the Company's financial results. The Company presently intends to retain any earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. If and when dividends are paid, such payment will be made in kroner.

SUBSEQUENT EVENT

     On June 12, 1997, the Company acquired CrossComm. In connection therewith, the Company exchanged each outstanding share of common stock in CrossComm for $5.00 in cash, 0.2667 shares of Common Shares and three-year Warrants to acquire 0.1075 Common Shares at an exercise price of $19.74 per full Common Share. No fractional Common Shares and no Warrants to purchase fractional Common Shares were issued in connection with such acquisition. The Company issued approximately 2,535,000 Common Shares, Warrants to purchase approximately 1,023,000 additional Common Shares, and in addition, assumed options to purchase approximately 943,000 additional Common Shares.
The acquisition will be accounted for using purchase accounting, and the Company anticipates recognizing a significant non-recurring expense during the second quarter of 1997 in order to write off in-process research and development and certain other acquisition-related expenses. There can be no assurance that the Company will not incur additional charges to reflect costs associated with such transaction. The Company funded the cash portion of the consideration (net of acquired liquid assets) from available working capital. See "-- Subsequent Event" and "-- Business Environment and Risk Factors" for a discussion of numerous issues that must be successfully managed to obtain the anticipated benefits from such transaction. The inability of management to successfully integrate the operations of the Company and CrossComm could have an adverse effect on the business, financial condition or results of operations of the combined company.

BUSINESS ENVIRONMENT AND RISK FACTORS

     Certain statements included in this Report are forward-looking, such as statements regarding potential synergies in connection with the acquisition of CrossComm by the Company, expected transaction charges and expenses relating to the integration of the two companies, new product introductions and enhancements to existing products, rapidly changing technology, improvement of manufacturing efficiencies and availability of licenses with respect to intellectual property.

     Such forward-looking statements, in addition to other information included in this Report, are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results in the future to differ significantly from results expressed or implied in any forward-looking statements by, or on behalf of the Company. Further, the Company's future operating results may be affected by various trends and factors which the Company must successfully manage in order to achieve favorable operating results. In addition, there are trends and factors that are beyond the Company's control that may affect its business, financial condition or results of operations.

     Such trends and factors include, without limitation, the following: overall demand for communications and networking products, economic and other considerations specific to the computer and networking industries, and general economic conditions; rapid technological change, frequent new product introductions, changes in customer requirements, continued emergence of industry standards, and evolving methods of building and operating networks, which require that the Company identify, develop, manufacture and market, on a cost-effective and timely basis, new products and enhancements to existing products that meet changing customer requirements and emerging industry standards, and take advantage of technological advances; difficulties or delays in the development, production and marketing of products, including, without limitation, any failure to ship new products and technologies when anticipated, the failure of manufacturing economies to develop when planned, customer delays in purchasing products in anticipation of new product introductions or for other reasons, and the activities of parties with whom the Company has joint development projects; continued compatibility and interoperability of the Company's products with products and architectures offered by various vendors; fluctuations in the Company's revenues and operating results from quarter to quarter, due to a variety of factors, including, without limitation, increased competition, capital spending patterns of end-users, the timing and amount of significant orders from distributors, VARs and OEMs (including decisions by such customers as to the quantity of products to be maintained in inventories), the mix of distribution channels and products, and pricing, purchasing, operational and promotional decisions by distributors, VARs and OEMs (which could affect their supply of, or end-user demand for, the Company's products); the absence of long-term obligations on the part of distributors, VARs and OEMs to purchase products from the Company (and the implicit risk of any unanticipated declines in sales to any of the Company's material customers for competitive reasons or because of the internalization of production of products purchased from the Company on an OEM basis); declining average selling prices and short product life cycles, both of which could adversely impact the sales and operating margins of the Company; the Company's shipment of products shortly after receipt of a purchase order, with the result that a substantial portion of the Company's revenues for any quarter results from orders received during such quarter, and minor shifts in the timing of purchase orders can have a significant effect on net sales for any quarter; the Company's failure to accurately anticipate the demand for its products, due to, among other things, the fact that the Company's expectations of future net sales as well as its expenditures are based largely on its own estimate of future demand and not on firm customer orders; unanticipated declines in the demand for network interface cards, which accounted for approximately 74.4% of the Company's net sales during 1996; the effect that consolidation in the LAN industry may have on the competitive position of the Company and its revenues and operating results; the acquisition of assets and businesses, including, without limitation, the making or incurring of any expenditures and expenses in connection therewith (including, without limitation, any research and development expenses relating thereto) and expense attendant to the integration of personnel, operations and products associated therewith; the Company's ability to continue to improve its operational, management and financial systems and controls, and to integrate new employees; any interruption in the supply of any sole or limited source components, or the inability of the Company to procure these components from alternate sources at acceptable prices and within a reasonable time; product supply disruption and increased costs as a result of the subcontracting of product assembly and aspects of component procurement, or in the event of political unrest, unstable economic conditions or developments that are adverse to trade in the countries in which certain of the Company's subcontractors conduct operations; the activities of any parties with whom the Company has an agreement or understanding, including, without limitation, issues affecting joint development projects in which the Company is a participant; the continued efficacy of steps taken by the Company to protect its proprietary rights, or the independent development by competitors of technologies that are substantially equivalent or superior to the Company's technologies; the loss of software or other intellectual property licensed from third parties; claims from third parties asserting that trademarks used by the Company, or technology used in the Company's products, infringe or may infringe the rights of third parties; risks associated with international operations, including, without limitation, longer payment cycles, unexpected changes in regulatory requirements and tariffs, export licenses, political instability, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection, potentially adverse tax consequences, and seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world; the ability or inability of the Company to hedge against foreign currency, foreign exchange rates and fluctuations in such rates; and a change in the value of the U.S. dollar (the Company's functional currency) relative to other currencies.

     In addition, there are certain factors and risks relating to the acquisition of CrossComm by the Company, including, without limitation, whether the integration of the two companies' businesses is accomplished in an efficient manner, without diversion of resources from new product development, confusion or dissatisfaction among existing customers of the combined company, or temporary distraction of management attention from the day-to-day business of the combined company; the ability of the combined company to realize anticipated synergies; the continuation by distributors, VARs and OEMs of their current buying patterns without regard to the acquisition; the Company's success in implementing its distribution model in connection with the sale of CrossComm products; the incurrence of additional unanticipated expenses relating to the integration of CrossComm into the Company's operations; the completion by the Company of in-process technologies acquired in connection with the CrossComm transaction; and the ability of the Company to exploit the new technologies as they are developed. Further, unfavorable changes in the current political and economic environment in Poland (where CrossComm conducts significant research and development activities) or the imposition of restrictions on travel or technology transfers between Poland and the United States could have a material adverse effect on the business, financial condition or results of operations of the combined company

     In light of the foregoing factors, as well as other factors affecting the Company's operating results, past trends should not be used by investors or others to anticipate future trends, and prior operating performance may not be an accurate indicator of future performance.


ITEM 10. OFFICERS AND DIRECTORS OF THE REGISTRANT.

     As of June 12, 1997, the members of the Company's Board of Directors, the executive officers of the Company, and other key employees are as follows:


   Name                     Age  Position
   ----                     ---  --------
   Jan Bech ..............  57   Chairman of the Board and
                                  Member of the Board of Directors
   Bo F. Vilstrup ........  54   Deputy Chairman of the Board of Directors
   Lars Stig Nielsen .....  55   Managing Director, Chief Executive Officer
                                  and Member of the Board of Directors
   Kurt Anker Nielsen ....  51   Member of the Board of Directors
   Frank G. Petersen .....  64   Member of the Board of Directors
   Michael J. Peytz ......  40   Member of the Board of Directors
   Anders Knutsen ........  49   Member of the Board of Directors

   Boje Rinhart ..........  48   Chief Financial Officer

   Name                     Age  Position
   ----                     ---  --------
   J. Michael Camp .......  47   President of Olicom, Inc.
   Niels Christian Furu ..  40   Executive Vice President and Chief Operating
                                  Officer
   Niels E.L. Jorgensen ..  40   Vice-President of Engineering
   Tyge Trier ............  34   Vice-President of Legal Affairs and
                                  Director of Investor Relations
   Soren Seerup ..........  37   Vice-President of Operations
   Jorgen Hog ............  50   Vice-President of Strategic Marketing
   Steen B. Lohse ........  35   Vice-President of Marketing
   David F. Burkey .......  38   Chief Financial Officer, Olicom, Inc.
   Claus Christensen .....  35   President of Lasat Communications A/S



     Mr. Bech has been Chairman of the Company's Board of Directors since 1985. Mr. Bech previously served as a Vice-President of Ing. C. Olivetti & C., S.p.A., with responsibility for its commercial activities in Scandinavia (from 1985 to 1992).

     Mr. Vilstrup has been a director of the Company since 1992. He is an attorney and has been a partner in the law firm of Lett, Vilstrup & Partnere, Copenhagen, Denmark, since 1972.

     Mr. Stig Nielsen is the founder of Olicom and has held the position of Managing Director and Chief Executive Officer since 1985.

     Mr. Anker Nielsen has been a director of the Company since 1993. He has served as Chief Financial Officer (since 1985) and Deputy Managing Director (since 1996) of Novo Nordisk A/S, a company which develops, produces and markets pharmaceutical and biochemical products.

     Mr. Petersen has been a director of the Company since May 1996. He was employed by International Business Machines Corporation from 1957 until his retirement in 1994. At the time of his retirement, he served as Chairman and President of IBM Nordic AB, with responsibility for IBM's commercial activities in Scandinavia.

     Mr. Peytz has been a director of the Company since May 1996. He has served as Division Director for Alcatel Kirk A/S (since 1994), with responsibility for Alcatel's space electronics business in Denmark. He previously was a management consultant with McKinsey & Company (from 1985 to 1994).

     Mr. Knutsen has been a director of the Company since May 29, 1997. He has served as Managing Director and Chief Executive Officer of Bang & Olufsen A/S (since 1991), a company that develops and markets audio and visual products.

     Mr. Rinhart has been employed by the Company since 1995, as its Chief Financial Officer. Prior to joining the Company, Mr. Rinhart was a partner in the management consulting firm of Hjorth & Rinhart (from 1986 to 1995).

     Mr. Camp has served as President and Chief Executive Officer of Olicom, Inc., since May 1996. Prior to joining the Company, Mr. Camp served as a Vice-President and General Manager of the Multimedia Business Applications Division at Northern Telecom Ltd. (from 1993 to 1996). Prior thereto, he served as a Vice-President at Northern Telecom, where he served as General Manager of its Data Networks Division (from 1992 to 1993), and as General Manager of its Network Integration Division (from 1991 to 1992).

     Mr. Furu has been the Company's Executive Vice President and Chief Operating Officer since May 1, 1997. Prior to joining the Company, Mr. Furu served as Vice-President of IBM Denmark and Director of Nordic PC Sales (from 1995 to 1997). Prior thereto, he served as Director of Sales for Finance and Telecommunications for IBM Denmark (from 1993 to 1995) and as Assistant to the General Manager of Marketing, IBM Europe (from 1991 to 1993).

     Mr. Jorgensen has been employed by the Company since 1988 and became Vice-President of Engineering in November 1994. He has had primary responsibility for Olicom's Project Development Group since joining the Company, and served as Director of Engineering since 1990. From 1980 to 1988, Mr. Jorgensen was employed as a systems engineer for the development of large data networks.

     Mr. Trier has been employed by the Company since 1993. He has served as its Director of Legal Affairs and Investor Relations since 1994, and became Vice-President of Legal Affairs in May 1996. Prior to joining the Company, he served as Vice-President in the Investment Bank Department of Den Danske Bank A/S. Prior thereto, he was admitted to the Bar in Denmark and employed by the law firm of Gorrissen & Federspiel.

     Mr. Seerup has been employed by the Company since 1995 as its Director of Operations. Mr. Seerup became Vice-President of Operations in May 1996. Prior to joining the Company Mr. Seerup served as Operations Manager with Ferrosan A/S, a Danish medical company.

     Mr. Hog has been employed by the Company since 1994, having served as its Director of Business Development and as Chief Operating Officer at Olicom, Inc. In May 1996 Mr. Hog became Vice-President of Strategic Marketing. Prior to joining the Company, Mr. Hog was the President of CR Systems A/S, a Danish data communications company.

     Mr. Lohse has been employed by the Company since June 1994 as its Vice-President of Marketing. Prior to joining the Company, Mr. Lohse served as Director of Marketing of DDI Communications, a Danish networking company.

     Mr. Burkey has served as Chief Financial Officer of Olicom, Inc., since September 1996. Prior to joining the Company, Mr. Burkey served as Senior Operations Finance Manager of

Northern Telecom, USA (from 1993-1994), and as Senior Finance Manager of Northern Telecom, USA (from 1994 to 1996).

     Mr. Christensen has served as President of Lasat Communications A/S since 1992. Lasat Communications A/S became a subsidiary of the Company in 1996.

     All directors and members of corporate management, except Messrs. Camp and Burkey, are Danish citizens. There are no family relationships among directors and executive officers of the Company or its subsidiaries.

     The Company's Articles of Association provide for a Board of Directors of four to eight members, to be elected by the shareholders to serve one-year terms. In addition, directors may be elected for four-year terms by Olicom's employees, in accordance with Danish law. The statutory rights of Olicom employees to elect directors have not been exercised to date. Officers of the Company serve at the discretion of the Board of Directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION AGREEMENTS

     The Company has entered into Indemnification Agreements with its directors, executive officers and key employees. Each such Indemnification Agreement provides for indemnification of the Company's directors, executive officers and key employees to the fullest extent permitted by the Companies Act of the Kingdom of Denmark (the "Companies Act"). Additionally, Olicom Americas has entered into Indemnification Agreements with its directors, executive officers and key employees. Each such Indemnification Agreement provides for indemnification of the directors, executive officers and key employees of Olicom Americas to the fullest extent permitted by the Delaware General Corporation Law. Further, such Indemnification Agreements permit advancing attorney's fees and all other costs, expenses, obligations, fines and losses paid or incurred by a director, executive officer or key employee generally in connection with the investigation, defense or other participation in any threatened, pending or completed action, suit or proceeding or any inquiry or investigation thereof, whether conducted by or on behalf of the Company or any other party. If it is later determined that the director, executive officer or key employee is or was not entitled to indemnification under applicable law, the Company will be entitled to reimbursement by the director, executive officer or key employee.

     The Indemnification Agreements further provide that in the event of a change in control of the Company or Olicom Americas, with respect to all matters thereafter arising concerning the rights of directors, executive officers and key employees to indemnity payments and expense advances, all determinations regarding claims will be made only by a court of competent jurisdiction or by special independent legal counsel selected by the director, executive officer or key employee and approved by Olicom or Olicom Americas, as appropriate.

     To the extent that the Board of Directors of Olicom or Olicom Americas or their respective shareholders may in the future wish to limit or repeal the ability of the Company or Olicom Americas to indemnify directors, executive officers and key employees, such repeal or limitation may not be effective as to directors, executive officers and key employees who are parties to such Indemnification Agreements, because their rights to full protection will be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors, executive officers and key employees of Olicom and Olicom Americas.


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

     An aggregate of approximately $900,000 was paid by the Company to its directors and executive officers as a group (eight persons) for services rendered during fiscal year 1996 in all capacities, and approximately $560,000 was paid by the Company during fiscal year 1996 to its senior management, consisting of the Company's Managing Director and its Chief Financial Officer registered with the Commercial and Companies Agency of the Kingdom of Denmark.


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

     At May 27, 1997, the Company had issued warrants and options to its employees and directors, and employees and directors of Olicom Inc. to purchase an aggregate of 633,345 Common Shares. The exercise price for such warrants and options ranges from $5.98 to $12.00. Such warrants and options terminate on various dates through May 1, 2001.

     At May 27, 1997, warrants and options to purchase an aggregate of 160,000 Common Shares were held by the directors and executive officers of the Company.


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     Contex A/S. Pursuant to a Share Purchase Agreement between the Company and Nilex Systems ApS dated January 23, 1996, the Company transferred and assigned to Nilex the Company's minority interest in Contex A/S (the "Contex Interest"). The purchase price for the Contex Interest was DKK 41 million (approximately $7,2 million), which resulted in a gain to the Company of approximately $2,9 million, net of taxes. The purchase price for the Contex Interest was approved by a disinterested majority of the Company's Board of Directors, on the basis of an appraisal of the value of the Contex Interest by a third party.

     See also "-- Officers and Directors of the Registrant: Limitation of Liability and Indemnification Agreements."

     The Company's policy is to require that all transactions between the Company and its officers, directors and other affiliates be on terms no less favorable to Olicom than could be obtained from unaffiliated third parties, and that all such transactions be approved by a majority of the disinterested members of the Company's Board of Directors.

                                    PART II

     Not applicable.


                                    PART III



ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     Not applicable.


ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES.

     Not applicable.


                                    PART IV


ITEM 17.  FINANCIAL STATEMENTS.

     The Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS.



                          Independent Auditors' Report




The Board of Directors and Shareholders,
Olicom A/S


We have audited the consolidated financial statements of Olicom A/S and subsidiaries listed in the accompanying Index to Financial Statements (item 19(a)). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements listed in the accompanying Index to Financial Statements (item 19(a)) present fairly, in all material respects, the consolidated financial position of Olicom A/S and subsidiaries at December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles in the United States of America.


Ernst & Young
Statsautoriseret Revisionsaktieselskab

Copenhagen, April 2, 1997

                                   Olicom A/S
                          Consolidated Balance Sheets

                                                              DECEMBER 31
                                                          1995          1996
                                                       ----------    ----------
ASSETS                                                       (In thousands)
Current assets:
 Cash and cash equivalents                             $   33,065    $   41,663
 Short-term investments (Note 3)                           10,099         9,887
 Accounts receivable, less allowance of
  $490 in 1995 and $1,055 in 1996                          37,137        37,712
 Accounts receivable, other                                 2,155         1,913
Inventories:
  Finished goods                                           22,497        13,967
  Raw materials                                             9,762         8,285
                                                       ----------    ----------
                                                           32,259        22,252
Deferred income taxes (Note 6)                                 15           945
Prepaid expenses                                            1,070         1,769
                                                       ----------    ----------
Total current assets                                      115,800       116,141

Investments in affiliated companies (Notes 4 and 9A)        5,889             0

Property and equipment:
Leasehold improvements                                        649         2,280
 Equipment                                                  9,954        17,740
                                                       ----------    ----------
                                                           10,603        20,020
Accumulated depreciation                                   (5,564)       (8,988)
                                                       ----------    ----------
                                                            5,039        11,032

Goodwill, net of accumulated amortization of
  $1,506 in 1995 and $2,832 in 1996                           599           751
                                                       ----------    ----------

Total assets                                           $  127,327    $  127,924
                                                       ==========    ==========


See accompanying notes

                                   Olicom A/S
                          Consolidated Balance Sheets


                                                                  DECEMBER 31
                                                                1995         1996
                                                             ---------    ---------
                                                                 (In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Notes payable to banks (Note 5)                              $   6,430    $       0
Accounts payable                                                25,746       21,083
Accrued payroll and related expenses                             2,572        3,424
Accrued product warranty expense                                   704          823
Other accrued expenses                                             285        1,834
Income taxes payable                                             1,463        2,570
                                                             ---------    ---------
Total current liabilities                                       37,200       29,734

Minority interest in equity of consolidated subsidiary               0          681

Shareholders' equity:
Common stock, DKK 0.25 nominal value
 Authorized and issued - 15,837 in 1995 and 15,938 in 1996         610          614
 Additional paid-in capital                                     51,754       52,348
 Retained earnings                                              49,424       56,849
 Treasury stock - 1,275 in 1995 and  1,255 in 1996             (12,020)     (11,831)
 Currency translation adjustments                                  617            0
 Unrealized gains/(losses) (Note 3)                               (258)        (471)
                                                             ---------    ---------
Total shareholders' equity                                      90,127       97,509
                                                             ---------    ---------

Total liabilities and shareholders' equity                   $ 127,327    $ 127,924
                                                             =========    =========


See accompanying notes

                                   Olicom A/S
                       Consolidated Statements of Income


                                                                YEAR ENDED DECEMBER 31,
                                                            1994          1995          1996
                                                         ----------    ----------    ----------
                                                                    (In thousands
                                                              except per share amounts)
Net sales
  Related parties (Note 9E)                              $   12,127    $    5,134    $        0
  Other                                                     101,477       122,335       168,228
                                                         ----------    ----------    ----------
Total net sales                                             113,604       127,469       168,228
Cost of sales                                                61,198        65,191        95,236
                                                         ----------    ----------    ----------
Gross profit                                                 52,406        62,278        72,992

Operating expenses:
Sales and marketing                                          23,783        31,660        40,496
Research and development                                      7,531         9,193        12,852
General and administrative                                    4,440         5,662         6,848
Transaction-related expenses                                      0             0         3,787
Special charge regarding management change                        0             0         1,402
                                                         ----------    ----------    ----------
Total operating expenses                                     35,754        46,515        65,385
                                                         ----------    ----------    ----------
Income from operations                                       16,652        15,763         7,607

Interest and other financial income                           3,307         4,580         2,446
Interest and other financial expense                           (845)       (1,283)         (915)
Foreign currency gains (losses)                                  19           (31)          675
Related party gain on sale of investment (Note 9A)                0             0         2,878
Settlement of litigation (Note 12)                           (4,200)            0             0
                                                         ----------    ----------    ----------
Income before income taxes                                   14,933        19,029        12,691
Income taxes (Note 6)                                         5,026         6,223         4,727
                                                         ----------    ----------    ----------
Net income before change in accounting method and
minority interest in income of consolidated subsidiary   $    9,907    $   12,806    $    7,964

Minority interest in income of consolidated subsidiary            0             0           539
Cumulative effect of change in accounting method,
 net of tax $0 (Note 2)                                         161             0             0
                                                         ----------    ----------    ----------
Net income                                               $   10,068    $   12,806    $    7,425
                                                         ==========    ==========    ==========

Net income per share                                     $     0.66    $     0.87    $     0.50
                                                         ==========    ==========    ==========

Weighted average shares outstanding                          15,298        14,748        14,786
                                                         ==========    ==========    ==========


See accompanying notes

                                   Olicom A/S
                           Consolidated Statements of
                              Shareholders' Equity

                                                                                              Currency
                                                    Additional                                transla-    Unrealized
                                        Common       paid-in      Retained      Treasury      tion ad-      gains/
                                         stock       capital       earnings      stock        justments     (losses)        Total
                                       ----------   ----------    ----------   ----------    ----------    ----------    ----------
                                                                           (In thousands)
BALANCE AT DECEMBER 31, 1993           $      610   $   51,789    $   26,550   $     (853)   $     (211)   $        0    $   77,885
                                       ----------   ----------    ----------   ----------    ----------    ----------    ----------
Adjustment to opening balance for
change in accounting method, net
of tax $0 (Note 2)                              0            0             0            0             0          (161)         (161)
Net income for 1994                             0            0        10,068            0             0             0        10,068
Purchase of treasury stock -
997 common stock                                0            0             0       (9,141)            0             0        (9,141)
Warrants exercised -
10 treasury stock                               0          (31)            0           91             0             0            60
Change in unrealized gains/(losses)0            0            0             0            0          (917)         (917)
Currency translation adjustments                0            0             0            0           397             0           397
                                       ----------   ----------    ----------   ----------    ----------    ----------    ----------
BALANCE AT DECEMBER 31, 1994           $      610   $   51,758    $   36,618   $   (9,903)   $      186    $   (1,078)   $   78,191
Net income for 1995                             0            0        12,806            0             0             0        12,806
Purchase of treasury stock -
257 common stock                                0            0             0       (2,400)            0             0        (2,400)
Options exercised -
31 common stock                                 0           (4)            0          283             0             0           279
Change in unrealized gains/(losses)0            0            0             0            0           820           820
Currency translation adjustments                0            0             0            0           431             0           431
                                       ----------   ----------    ----------   ----------    ----------    ----------    ----------
BALANCE AT DECEMBER 31, 1995           $      610   $   51,754    $   49,424   $  (12,020)   $      617    $     (258)   $   90,127
Net income for 1996                             0            0         7,425            0             0             0         7,425
Purchase of treasury stock -
3 common stock                                  0            0             0          (28)            0             0           (28)
Options and warrants exercised -
23 common stock                                 0          (10)            0          217             0             0           207
Warrants exercised -
101 common stock                                4          604             0            0             0             0           608
Change in unrealized gains/(losses)0            0            0             0            0          (213)         (213)
Currency translation adjustments                0            0             0            0          (617)            0          (617)
                                       ----------   ----------    ----------   ----------    ----------    ----------    ----------
BALANCE AT DECEMBER 31, 1996           $      614   $   52,348    $   56,849   $  (11,831)   $        0    $     (471)   $   97,509
                                       ----------   ----------    ----------   ----------    ----------    ----------    ----------

See accompanying notes

                                   Olicom A/S
                     Consolidated Statements of Cash Flows


                                                        YEAR ENDED DECEMBER 31
                                                     1994       1995      1996
                                                   -----------------------------
                                                           (In thousands)
OPERATING ACTIVITIES
Net income                                         $ 10,068   $ 12,806   $ 7,425
Adjustments to reconcile net income to net
 cash provided by (used in) operating activities:
 Depreciation and amortization                        1,862      2,478     3,585
 Related party gain on sale of investment                 0          0    (2,878)
 Deferred income taxes                               (1,506)     1,588      (930)
 Minority interest in earnings                            0          0       539
 Equity in net income of affiliates                    (366)      (692)        0
 Purchased research and development                       0          0     2,170
 Changes in operating assets and liabilities:
  Accounts receivable                               (14,433)    (2,494)    2,572
  Other receivables                                     159     (1,938)      242
  Inventories                                         1,875    (16,117)   12,375
  Prepaid expenses                                      (32)        14      (545)
  Accounts payable                                    3,445     10,486    (6,285)
  Accrued payroll and related expenses                1,661        584    (3,298)
  Accrued product warranty expense                      153       (427)      119
  Other accrued liabilities                           1,179     (1,167)    2,509
  Net liability of settlement                         4,200     (4,200)        0
  Income taxes payable                                1,200        209       901
                                                   -----------------------------
Net cash provided by operating activities             9,465      1,130    18,501


INVESTING ACTIVITIES
Capital expenditures                                 (1,526)   (13,780)   (8,199)
Proceeds from sale of property and equipment              0     12,666         0
Proceeds from sale of investment                          0          0     7,193
Acquisition of Lasat Communications - net of
cash acquired (Note 4)                               (1,786)         0    (2,545)
Short-term investments                                 (287)         0         0
                                                   -----------------------------
Net cash used in investing activities                (3,599)    (1,114)   (3,551)

See accompanying notes.

                                   Olicom A/S
               Consolidated Statements of Cash Flows (continued)


                                                      YEAR ENDED DECEMBER 31
                                                      1994       1995        1996
                                                      ----------------------------
                                                             (In thousands)

FINANCING ACTIVITIES
Change in short-term borrowings                       $ 5,857   $   549)   $(6,451)
Long-term debt and capital lease obligations             (166)        0          0
Sale (purchase) of treasury stock                      (9,141)   (2,400)       180
Proceeds from options and warrants exercised               60       279        608
                                                      ----------------------------

Net cash used in financing activities                  (3,390)   (1,572)    (5,663)
Effects of exchange rates on cash                         655        76       (689)
                                                      ----------------------------

Net increase (decrease) in cash and cash equivalents    3,131    (1,480)     8,598
Cash and cash equivalents at beginning of year         31,414    34,545     33,065
                                                      ----------------------------

Cash and cash equivalents at end of year              $34,545   $33,065    $41,663
                                                      ============================

Interest paid during the year                         $   183   $   321    $   187
                                                      ============================

Income taxes paid during the year                     $ 5,392   $ 4,730    $ 4,819
                                                      ============================





See accompanying notes

                                   Olicom A/S

                   Notes to Consolidated Financial Statements

1. ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     The Company is a world-wide vendor of Asynchronous Transfer Mode, Token Ring and Ethernet products used in local area networks and wide area networks. The Company designs, develops, markets and supports software and hardware products which permit computer users operating different types of equipment to communicate, exchange data and share computing resources.

REPORTING CURRENCY

     Although the Company and its Danish subsidiaries maintain their books and records in Danish kroner, as required by Danish law, the Consolidated Financial Statements have been prepared in U.S. dollars because the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiaries conduct their operations.

     The majority of the Company's sales are billed and collected in U.S. dollars, and the majority of the Company's purchases of raw materials and finished goods inventories are invoiced and paid in U.S. dollars.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Olicom A/S and its majority- owned subsidiaries. The Company's investments in affiliated companies are accounted for by the equity method of accounting.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at the time of purchase.

SHORT-TERM INVESTMENTS

     Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Short-term investments not classified as held-to-maturity are classified as available-for-sale. Short-term investments available-for-sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale short-term investments are included in interest income.

The cost of short-term investments is based on the average cost method. Interest and dividends on short-term investments classified as available-for-sale are included in interest income.

INVENTORIES

     Inventories are stated as the lower of cost or market with cost determined on the basis of the first in, first out method. Raw materials inventories are sold at the Company's cost to subcontractors who assemble products to the Company's specifications. Finished goods inventories include completed products purchased from subcontractors.

LEASEHOLD IMPROVEMENTS AND EQUIPMENT

     Leasehold improvements and equipment are carried at cost. Depreciation is charged on a straight-line basis to costs and expenses over the expected useful lives of the assets. Equipment is depreciated over four years, and leasehold improvements are amortized over the shorter of their estimated lives or non-cancelable term of the lease.

GOODWILL

     Cost in excess of net assets of businesses acquired (goodwill), represents the unamortized excess of the cost of acquiring a business over the fair value of the assets acquired at the date of acquisition. Amortization is computed by the straight-line method over the estimated life of the benefit received, which is five years.

     On an annual basis, an impairment test is performed on the basis of future undiscounted operating cash-flows expected in respect of the assets to which the goodwill relates. Should the amount of these undiscounted operating cash-flows exceed the carrying amount of the related assets, an impairment write-off would be recorded based on discounted expected operating cash-flows.

REVENUE RECOGNITION

     Revenue is recognized when products are shipped. Certain sales have been made allowing a limited right of return; however, the Company has not experienced any significant amounts of such returns.

ACCRUED PRODUCT WARRANTY EXPENSE

     The Company provides for the estimated cost of warranty at the time of product shipment.

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs, including costs of developing software products, are expensed as incurred. Application of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," has not had any material effect on the Company's consolidated financial position or results of operations.

FOREIGN CURRENCY TRANSLATION

     Gains and losses resulting from non-U.S. dollar transactions, and the remeasurement of foreign currency balances and accounts denominated in currencies other than the U.S. dollar, are included in the determination of net income in the period in which they occur, in accordance with the requirements of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".

     Gains and losses resulting from translation of the Company's equity investments into U.S. dollars are included as a separate component of equity.

INCOME TAXES

     The Company accounts for income taxes by the liability method, as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

NET INCOME PER SHARE

     Net income per share is computed based on the weighted average number of common stock and common stock equivalents outstanding during each year. Common stock equivalents are determined under the assumption that outstanding warrants and options are exercised. Outstanding warrants and options have been included in earnings per share computations based on the treasury stock method.

OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

     The Company does not provide its employees with post-retirement or post-employment benefits.

ADVERTISING

     Advertising costs are expensed as incurred.

2. ACCOUNTING CHANGES

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company adopted the provisions of the new standard for short-term investments held as of or acquired after January 1, 1994. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of January 1, 1994 of adopting Statement 115 increased net income by $161,000 net of $0 in deferred income taxes, or $0.01 per share. The opening balance of shareholders' equity was reduced by $161,000 net of $0 in deferred income taxes to reflect the net unrealized holding losses on securities classified as available-for-sale previously carried at aggregate lower cost or market value.

3. SHORT-TERM INVESTMENTS

     The following is a summary of available-for-sale securities held as current assets:


                                          GROSS        GROSS
                                        UNREALIZED   UNREALIZED    BOOKED
                               COST       GAINS        LOSSES      VALUE
                              --------------------------------------------
                                              (In thousands)

     Private US Mutual Fund   $10,357     $  820       $1,078      $10,099
                              --------------------------------------------
     December 31, 1995        $10,357     $  820       $1,078      $10,099
                              ============================================


     Private US Mutual Fund   $10,357     $1,050       $1,521      $ 9,887
                              --------------------------------------------
     December 31, 1996        $10,357     $1,050       $1,521      $ 9,887
                              ============================================

     Unrealized holding losses on available-for-sale short-term investments included as a separate component of shareholders' equity totaled $1,078,000, $258,000 and $471,000 on December 31, 1994, 1995 and 1996, respectively.

4. INVESTMENTS IN LASAT COMMUNICATIONS A/S

     In 1994 the Company acquired 35% of the equity in Lasat Communications A/S ("Lasat"), a Danish company whose business is the development and marketing of modems. The investment includes $0.6 million (net book value) representing goodwill which was being amortized on a straight-line basis over five years.

     In 1996 the Company exercised an option to acquire 40% of the equity in Lasat, for $3.5 million (DKK 20.0 million). The acquisition was funded with existing cash.

     The acquisition of additional equity was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of tangible assets acquired was $3.8 million (cash $0.8 million, accounts receivable $1.4 million, inventory $1.4 million, and fixed assets $0.2 million) and the fair value of liabilities assumed $3.0 million (accounts payable $1.5 million and loan and other liabilities $1.5 million). In addition, $2.3 million of the purchase price was allocated to in-process engineering and development projects that had not reached technological feasibility and had no probable alternative future use. The Company expensed such amount at the date of acquisition. The balance of the purchase price, $0.5 million, was recorded as excess of cost over net assets acquired (goodwill) and is being amortized over five years on a straight-line basis.

     Lasat has been included in the consolidation from January 1, 1996, with preacquisition earnings being charged to minority interest in income of consolidated subsidiary.

5. NOTES PAYABLE TO BANKS

     The Company has unsecured lines of credit with two banks, providing maximum facilities as of December 31, 1995 and 1996 of $11.2 million and $11.0 million, respectively. The unused element thereof as of December 31, 1995 and 1996, amounted to $4.8 million and $11.0 million, respectively.

     Interest rates fluctuate with the market rates of major banks. The weighted average interest rates as of December 31, 1995 and 1996 were 6.5% and 5.8%, respectively.

6. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and 1996 are as follows:

                                                     1995    1996
                                                   ----------------
                                                    (In thousands)

      Deferred tax liabilities
        Tax over book depreciation                  $  273  $ 1,105
        Inventory write down                           729      223
        Other                                            0       55
                                                     --------------
                                                     1,002    1,383
                                                     --------------

      Deferred tax assets
        Book over tax depreciation                     232      318
        Allowance for uncollectible receivables        251      410
        Inventory valuations                           407      940
      Other accruals                                   127      660
                                                     --------------
                                                     1,017    2,328
                                                     --------------
      Net deferred tax liabilities (assets)          $ (15)  $ (945)
                                                     ==============


     For financial reporting purposes, income before income taxes includes the following components:

                            1994     1995      1996
                          ---------------------------
                                (In thousands)
      Pretax income:
        Denmark           $ 9,888   $19,167   $ 9,034
        United States       5,045      (138)    3,657
                          ---------------------------
                          $14,933   $19,029   $12,691
                          ===========================


Significant components of the provision for income taxes are as follows:

                            1994     1995      1996
                          ---------------------------
                               (In thousands)
     Current:
       Denmark            $ 3,840   $ 4,312   $ 3,468
       United States        2,692       323     2,189
                          ---------------------------
                            6,532     4,635     5,657
                          ---------------------------
     Deferred:
       Denmark               (765)    1,822      (101)
       United States         (741)     (234)     (829)
                          ---------------------------
                           (1,506)    1,588      (930)
                          ---------------------------
                          $ 5,026   $ 6,223   $ 4,727
                          ===========================

     The reconciliation of income tax computed at the Danish statutory tax rates to income tax expense is:

                                          1994              1995            1996
                                       -------------------------------------------
                                                   (In thousands)
                                                    %              %             %
Danish tax                             $  5,077    34   $6,470    34   $4,315   34
Goodwill  amortization and purchased
 research and development written off        98     1      125     1      247    2
Acquisition-related expenses                  0     0        0     0      336    2
Benefit of foreign tax relief              (636)   (3)     (58)   (0)    (117)  (1)
United States taxes net of credits          213     1       44     0      118    1


   Tax on USD currency gains following
    Danish tax rules                         68     0        0     0        0    0
   Other net                                206     1     (358)   (2)    (172)  (1)
                                       -------------------------------------------

                                          5,026    34   $6,223    33   $4,727   37
                                       ===========================================

     Undistributed earnings of the Company's United States subsidiary amounted to $16.2 million in 1996. Those earnings are considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends, the amount thereof would be subject only to withholding tax at a rate of 5% in accordance with the provisions of the Denmark/United States double tax treaty.

7. EMPLOYEE WARRANT AND STOCK OPTION PLANS

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options and warrants because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options and warrants. Under APB 25, because the exercise price of the Company's employee stock options and warrants equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

1992 WARRANT PLAN

     On May 5, 1992, the Company's shareholders approved a reserve of 1,600,000 common shares in connection with the issuance of warrants for the benefit of employees, officers and directors of the Company and its subsidiaries. As of December 31, 1992, warrants to purchase 565,000 shares at an exercise price of $5.98 had been issued. During 1993 8,000 warrants were cancelled, and 426,680 warrants were exercised. During 1994 10,000 warrants were exercised, and during 1996 101,300 warrants were exercised.

     The holders of the remaining 19,020 outstanding warrants as of December 31, 1996 may exercise their rights in whole or part, at a price of $5.98 per share, during the period from April 21 to May 5, 1997. In the event that all or any part of the warrants are not exercised by May 5, 1997, then such warrants will expire.

1994 AND 1996 WARRANT AND STOCK OPTION PLANS

     The Company's 1994 and 1996 Share Incentive Plan authorized the grant of options and warrants to directors, executives and key employees for up to 425,000 and 1,000,000 shares, respectively, of the Company's common stock. The majority of options and warrants granted have 5-year terms and vest and become fully exercisable at the end of 5 years of continued employment.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options and warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996; risk-free interest rates of 5.5% to 6.0%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0.4; 25% of these options and warrants granted are expected to expire without being exercised; and weighted-average expected life of the options and warrants of 3 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and warrants have characteristics significantly different from those of traded options and warrants, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options and warrants.

     For purposes of pro forma disclosures, the estimated fair value of the options and warrants is amortized to expense over the options' and warrants' vesting period. The Company's pro forma information follows:



                                           1995        1996
                                         -------      ------
                              (In thousands except for earnings per share)

  Net income - as reported               $12,806      $7,425
  Net income - pro forma                 $12,791      $7,156
  Earnings per share - as reported       $  0.87      $ 0.50
  Earnings per share - pro forma         $  0.87      $ 0.48
                                         -------      ------

     A summary of the Company's stock option and warrant activity, and related information for the years ended December 31 follows:


                                     1995                                             1996
                                    --------------------------  --------------------------
                 (In thousands except for price  per share)

                                                   Options  Weighted-Average  Options Weighted-Average
                                                             Exercise Price             Exercise Price
Outstanding-beginning of year                        323.5       $9.00         291.5      $ 9.00
Granted                                               30.0        9.00         466.1       11.49
Exercised                                            (31.0)       9.00         (23.0)       9.00
Expired                                              (31.0)       9.00         (68.9)       9.00
                                                   ---------------------------------------------------
Outstanding-end of year                              291.5       $9.00         665.7      $10.74
                                                   ===================================================

Exercisable at end of year                            47.3       $9.00          77.9      $ 9.00

      Weighted-average fair value of options
      granted during the year                                    $3.24                    $ 3.63


Exercise prices for options outstanding as of December 31, 1996 ranged from $9 to $12. The weighted-average remaining contractual life of those options is 4 years.

8. LEASE COMMITMENTS

     As of October 1, 1995 the Company entered into a noncancellable operating lease with a public property investment company for office space, as its international headquarters.


     The lease may be cancelled by either party commencing April 1, 2008 with six months' notice. The lease provides for increases in annual rental payments based upon the increase in the Danish net price index, with an agreed annual minimum increase of 2.5%.

     During June 1995 the Company entered into a noncancellable operating lease starting January 22, 1996, with a property investment partnership for additional office space at its international headquarters.

     The lease may be cancelled by either party commencing January 22, 2006 with 12 months' notice. If the lease is not cancelled by either party at that time, the agreement provides for a new five year noncancellable term under the same rental conditions. The lease provides for an increase in annual rental payments based upon the increase in the Danish net price index, with an agreed annual minimum increase of 2.5%.

     During December 1996 the Company entered into a noncancellable operating lease starting January 1, 1998, with a property investment partnership for an expansion of office space at its international headquarters.

     The lease may be cancelled by either party commencing January 1, 2007 with 12 months' notice. If the lease is not cancelled by either party at that time, the agreement provides for a new five year noncancellable term under the same rental conditions. The lease provides for an increase in annual rental payments based upon the increase in the Danish net price index, with an agreed annual minimum increase of 2.5%.

     Additionally, the Company and its subsidiaries are lessees in other noncancellable lease arrangements for office buildings and warehouses, expiring on different dates.

     The total future minimum rental payments under the foregoing leases at December 31, 1996 are:


                                        Headquarters         Other   Total
                                        -----------------------------------
                                                 (In thousands)

       1997                               $ 1,422         $   800   $ 2,222
       1998                                 2,042             641     2,683
       1999                                 2,093             614     2,707
       2000                                 2,146             475     2,621
       2001                                 2,199             293     2,492
       Remaining                           13,743             508    14,251
                                          ---------------------------------


       Total minimum lease payments       $ 23,645        $ 3,331   $26,976
                                           =================================

Total lease amounts charged to expense are $ 1,118,000 in 1994, $ 1,420,000 in 1995 and $2,469,000 in 1996.

9.   RELATED PARTY TRANSACTIONS

     A. Contex A/S

     On January 23, 1996 the Company completed the sale of its 35.6% investment in Contex A/S to Nilex ApS, a related party, for a cash consideration of $7.2 million (DKK 41.0 million). The sale resulted in a gain of $2,878,000 net of taxes.

     B. K/S Ulrikkenborg

     K/S Ulrikkenborg was a limited liability partnership, the partners of which were Lars S. Nielsen, Asbjorn Smitt, and three other officers and employees of the Company. Messrs. Nielsen and Smitt collectively controlled 75% of the partnership. The partnership was formed for the purpose of purchasing, and leasing to the Company, real property and improvements thereon, in Greater Copenhagen for operation as the Company's international headquarters. In July 1995 the Company purchased the real property and improvements from K/S Ulrikkenborg for an amount of $10.5 million, including leasehold improvements.

     The Company paid $767,000 in 1994, $441,000 in 1995 and $0 in 1996, in rent to the partnership.

     C. Olivetti

     Olivetti Realty N.V. a corporation registered in the Netherlands Antilles, owned 8.7% of the share capital of the Company as of December 31, 1994. In June 1995, Olivetti Realty N.V. sold all of its shares in the Company. As a related party the Company purchased and sold products to affiliates of Olivetti Realty N.V. ("Olivetti group") in the normal course of business as described in paragraph E below.

     D. Management

     In December 1995 the Company sold the residential building, previously rented by Lars S. Nielsen in accordance with the terms of the lease for $570,000.

     E. Transactions

     The Company had no transactions with related parties during 1996. Transactions with related parties in 1994 and 1995 are shown below:


                                                  1994     1995
                                                ----------------
                                                 (In thousands)
                  Sales
                   Olivetti group                $12,115   $5,104
                   Contex A/S                         12        0
                   Lasat Communications A/S            0       30
                                                 ----------------
                                                 $12,127   $5,134
                  Purchases
                   Olivetti group                 $   72       $  6
                   Contex A/S                         78         75
                   Lasat Communications A/S            6        644
                                                  -----------------
                                                  $  156    $   725
                  Accounts receivable
                      Olivetti group              $3,642   $      0
                      Lasat Communications A/S         0         27
                      Contex A/S                       0          0
                                                  -----------------
                                                  $3,642   $     27

                  Accounts payable
                       Olivetti group             $   35       $  0
                       Contex A/S                      0          0
                       Lasat Communications A/S        4          0
                       K/S Ulrikkenborg               14          0
                                                  ------       ----
                                                  $   53       $  0



10. SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS

     The Company currently operates in one principal industry segment: the design and marketing of Asynchronous Transfer Mode, Token Ring and Ethernet products. Export sales to unaffiliated customers were divided as follows:

                                              1994     1995     1996
                                           -------  -------  -------
                                                    (In thousands)
           INCLUDED IN US OPERATIONS:
           Canada                          $ 4,429  $ 2,147  $ 1,181
           South America                   $     0  $     0  $ 1,710
           Pacific Basin & other           $     0  $     0  $   223

           INCLUDED IN DANISH OPERATIONS:
           United States                   $   560  $     0  $   637
           United Kingdom                  $11,641  $20,517  $19,437
           Europe (other than Denmark and
           the United Kingdom)             $34,558  $38,434  $58,323
           Pacific Basin & other           $ 4,550  $ 7,717  $ 8,628


     As disclosed in Note 9E, sales to Olivetti group accounted for more than 10% of sales in 1994. Sales to one other customer exceeded 10% of sales in 1994, amounting to $13.4 million. Sales to one other customer exceeded 10% of sales in 1995, amounting to $13.9 million. In 1996, no single customer accounted for more than 10% of sales.

     Information about the Company's operations by geographic areas is as follows:


                               DANISH    US            ELIMI-   CONSO-
                           OPERATIONSOPERATIONS       NATIONS  LIDATED
                        ---------------------------  --------  -------
                        (In thousands)
          1996
          Net sales:

          Customers     $106,507$61,721  $0 $168,228
          Intercompany           34,136           0  (34,136)        0
                        ---------------  ----------  -------   -------


          Total $140,643 $ 61,721 $(34,136) $168,228


          Operating income $    4,918 $   3,657 $     (968) $    7,607



      Identifiable assets       $102,938$29,840         $(4,854)$127,924
                           ==========================  ==================

                                 DANISH    US           ELIMI-    CONSO-
                              OPERATIONSOPERATIONS      NATIONS   LIDATED
                           --------------------------  --------  --------
                           (In thousands)
      1995
      Net sales:

      Customers            $75,307             $52,162  $0 $127,469
      Intercompany                 41,382           0  (41,382)         0
                           --------------  ----------  -------   --------


                                      Total $116,689 $ 52,162 $(41,382) $127,469


                        Operating income $ 17,896 $   (138) $  (1,995) $  15,763


                       Identifiable assets $110,904 $ 29,722 $ (13,299) $127,327


     1994
     Net sales:


              Customers     $56,502$57,102  $0 $113,604
              Intercompany          36,182       0  (36,182)    0
                            --------------  ------  -------   ---


                                     Total $ 92,684 $ 57,102 $ (36,182) $113,604


                       Operating income $ 11,215 $   5,995 $     (558) $  16,652


                       Identifiable assets $ 90,760 $ 21,708 $  (3,551) $108,917

Intercompany sales between geographic areas are accounted for at cost plus amounts to cover handling and other similar expenses.

11. FINANCIAL INSTRUMENTS

A. Fair value of financial instruments

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Cash and cash equivalents and notes payable to banks: The carrying amount reported in the balance sheet for cash and cash equivalents and notes payable to banks approximates its fair value.

         Short-term investments: The fair values for short-term investments are based on quoted market prices.

         Foreign currency exchange contracts: The fair value of the Company's foreign currency exchange contracts are based on quoted market prices.

         Foreign currency options: The fair value of the Company's foreign currency options are based on quoted market prices.


The carrying amounts and fair values of the Company's financial instruments at December 31, 1996 are as follows:


                                                         1995               1996
                      Carrying                         Fair    Carrying    Fair
                                         amount        value    amount    value
                                    ----------------  -------  --------  --------
                                                      (In thousands)

Cash and cash equivalents$33,065                      $33,065   $41,663  $41,663
Short-term investments                        10,099   10,099     9,887    9,887
Notes payable to banks                         6,430    6,430         0        0
Foreign currency exchange contract                92       92         0     (259)
Foreign currency options                          47       47         0        0



B. Off-balance sheet risk

     The Company enters into forward currency exchange contracts and options to hedge foreign currency transactions on a continuing basis for periods consistent with its foreign currency exposures. The objective of this practice is to reduce the impact of foreign exchange movements on the Company's operating results. The Company's hedging activities do not create exchange rate risk because gains and losses on these contracts generally offset losses and gains on the assets, liabilities and transactions being hedged.

     At December 31, 1995 and 1996 the stated or notional amounts of the Company's outstanding off-balance sheet financial instruments were as follows:


                                                     1995     1996
                                                  -------  -------
                                                  (In thousands)

             Forward currency exchange contracts  $16,260  $12,000
             Foreign currency purchased options    12,000        0
             Foreign currency sold options          6,000        0

C. Concentrations of credit risk

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable.

     Cash is maintained with major banks in Denmark and the United States. Foreign currency exchange contracts and options are entered into with a major bank in Denmark. Short-term investments are shares in a US mutual fund. The fund's investment policy is to invest a major part of its assets in US Government bonds and other securities rated AAA by Standard & Poor's. The expected average maturity is approximately three to five years.

     The Company markets its products principally to distributors, value added resellers and original equipment manufacturer customers in the computer industry.

     Concentrations of credit risk with respect to accounts receivable of customers located outside Denmark are limited under the terms of an agreement entered into with the company "EKR Credit Insurance A/S". This agreement guarantees up to 90% of the amount of the related receivables. The amounts so covered at December 31, 1995 and 1996 were $19,692,000 and $19,645,000, respectively.

12. LITIGATION

     From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of December 31, 1996, the Company is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material adverse effect on the Company's results of operations or financial position.

     During fiscal year 1994 three lawsuits were filed against the Company in the United States District Court for the Northern District of Texas, and were subsequently consolidated into one action. The Company's Consolidated Financial Statements at December 31, 1994, include a charge of $4,200,000, net of insurance coverage, in connection with the settlement of the consolidated action. This represents the Company's anticipated total liability with regard to the settlement and was paid into an escrow account in 1995. The settlement was approved by the court, and on August 30, 1996, the court entered a final judgement of dismissal with prejudice with respect to the consolidated action.

13. SPECIAL CHARGE REGARDING MANAGEMENT CHANGE

     In the first quarter of 1996, the Company recorded certain special charges of $1.4 million, consisting primarily of severance pay and other costs incurred relating to the Company's management reorganization of its U.S. operations and other senior management changes.

14. SUBSEQUENT EVENT

     On March 20, 1997, the Company entered into an Agreement and Plan of Reorganization under which the Company would exchange each outstanding share of common stock in CrossComm Corporation for $5.00 in cash, .2667 shares of common stock in the Company and three year warrants evidencing the right to acquire
 .1075 shares of common stock in the Company at an exercise price of $19.74 per full share of common stock. Pursuant to the agreement, the

Company expects to issue approximately 2,700,000 shares of its common stock, warrants to purchase an additional 1,100,000 shares of common stock, and in addition, to issue options for approximately 575,000 shares of its common stock. The number of shares of common stock in the Company may be adjusted upward and downward under certain circumstances, based on the high and low sales prices for common stock in Olicom during a period prior to closing. The acquisition, if consummated, will be accounted for using purchase accounting, and the Company anticipates recognizing a significant non-recurring expense during the second quarter of 1997 in order to write off in-process research and development and certain other acquisition- and integration-related expenses. The acquisition is subject to approval by the shareholders of both the Company and CrossComm, as well as other conditions, and if such approvals are obtained and the other conditions are satisfied, the transaction is expected to become effective in June, 1997. CrossComm is a publicly-held corporation that develops and markets ATM and multi-protocol router technology for mission-critical SNA/Token Ring environments. The Company anticipates that the cash portion of the consideration (net of acquired liquid assets) will be funded from available working capital.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a) The following consolidated financial statements are filed as part of this Annual Report:
           Page no

1. Consolidated Financial Statements

       Report of Independent Auditors                                  42
       Consolidated Balance Sheets at December 31, 1995 and 1996       43
       Consolidated Statements of Income for the years
           ended December 31, 1994, 1995 and 1996                      45
       Consolidated Statements of Shareholders' Equity for the years
           ended December 31, 1994, 1995 and 1996                      46
       Consolidated Statements of Cash Flows for the years
           ended December 31, 1994, 1995 and 1996                      47
       Notes to Consolidated Financial Statements                      49



     All other supplementary schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

     (b) The following exhibits are filed as part of this Annual Report:


 Exhibit
 Number                          Description of Exhibits
---------  --------------------------------------------------------------------

*1.1--     Articles of Association of the Company, as amended.

**1.2--    Rules of Procedure for the Board of Directors.

**2.1--    1994 Share Incentive Plan, as amended.

2.2--      1996 Share Incentive Plan.

2.3--      1997 Share Incentive Plan.

***3.1--   Agreement of Substitution (License Agreement) dated as of
           September 1, 1990, between Willemijn Houdstermaastschappij
           BV and the Company.+

***3.2--   Form of Indemnification Agreement between the Company
           (and/or Olicom, Inc.) and Jan Bech, Lars Stig Nielsen, Bo Vilstrup,
           Kurt Anker Nielsen, Frank G. Petersen, Michael Peytz, Boje Rinhart,
           Michael Camp, Niels Jorgensen, Tyge Trier, Soren Seerup, Jorgen Hog,


           Steen B. Lohse, David F. Burkey, Claus Christensen and
           Niels Christian Furu.

***3.3-- Service Contract dated August 31, 1992, between the Company and Lars Stig Nielsen.

***3.4-- Trademark Agreement effective as of September 2, 1992, between the Company and Ing. C. Olivetti & C., S.p.A.

****3.5--  Amendment to Trademark Agreement dated June 10, 1993, between the Company and Ing. C. Olivetti & C., S.p.A.

***3.6-- License Agreement dated October 19, 1988, between the Company and Texas Instruments France, as amended by Amendment to License Agreement dated November 29, 1989, together with
           Texas Instruments Program License Agreement dated October 11,
           1989, between the Company and Texas Instruments A/S,
           Amendment to License Agreements dated October 6, 1992, between the Company and Texas Instruments France, and Amendment to License Agreement(s) dated January 1, 1992, between the Company and Texas Instruments Trade Corporation.+

*3.7 --    Share Purchase Agreement dated January 23, 1996, between the Company and Nilex Systems ApS.
*3.8   --   Agreement and Plan of Reorganization dated as of March 20, 1997, among the Company, PW Acquisition Corporation and CrossComm Corporation.


_____________

     * Incorporated herein by reference to the Company's registration statement on
             Form F-4, registration no. 333-24655.

     ** Incorporated herein by reference to the Company's registration statement on Form S-8, registration no. 33-93684.

     *** Incorporated herein by reference to the Company's registration statement on Form F-1, registration no. 33-51818.

     **** Incorporated herein by reference to the Company's Annual report on Form 20-F for the fiscal year ended December 31, 1993, file no.
0-20738.

     + Confidential treatment granted as to portions thereof.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


     OLICOM A/S


     By: /s/   Lars Stig Nielsen
                                                               Lars Stig Nielsen
                                                               Managing Director


June 12, 1997