Form 20-F
period 1997-12-31
OLICOM A S
filed 1998-06-18
CIK 891426

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F
|_|           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

|X|            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       or

|_|            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the transition period from ____ to ____

                         Commission File number 0-20738
                            ------------------------

                                   OLICOM A/S
             (Exact name of registrant as specified in its charter)

            N/A                                  THE KINGDOM OF DENMARK
(Translation of Registrant's                (Jurisdiction of incorporation or
     name into English)                               organization)

                            ------------------------

                                  NYBROVEJ 114
                                 DK-2800 LYNGBY
                                     DENMARK
                    (Address of principal executive offices)
                            ------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:


                                                 NAME OF EACH EXCHANGE ON
       TITLE OF EACH CLASS                          WHICH REGISTERED
Common Shares, nominal value DKK 0.25 each        Nasdaq National Market
    Common Stock Purchase Warrants                Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                   Common Shares, nominal value DKK 0.25 each
                   Common Stock Purchase Warrants

                            ------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                   Common Shares, nominal value DKK 0.25 each: 17,554,931 Common Stock Purchase Warrants: 1,022,105

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

Indicate by check mark which financial statement item the Registrant has elected to follow:

                             Item 17 |_|     Item 18 |X|

                       DOCUMENTS INCORPORATED BY REFERENCE

                                      None.

ITEM 1.  DESCRIPTION OF BUSINESS.

         Certain statements included in this Report include trend analysis and are forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")), including, without limitation, statements containing the words "believes", "anticipates", "expects" and words of similar import. Such forward-looking statements relate to future events, the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Prospective investors should specifically consider the various factors identified in this Report that could cause actual results to differ, including, without limitation, those discussed in the following section, as well as in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

         Olicom A/S ("Olicom" or the "Company") develops, markets and supports network software and hardware products that enable personal and work-group computer users to communicate, exchange data and share computing resources in local area networks ("LANs"), in wide area networks ("WANs") and over the Internet.

         Olicom's target customers include Global 1000 corporations with mission-critical enterprise networks that require additional bandwidth to support increasingly demanding applications. The Company believes that its suite of Token-Ring, ATM and Ethernet solutions offer superior performance, are price competitive and are fully compatible with applicable industry standards (such as Institute of Electrical and Electronics Engineers ("IEEE") standards) and networking products manufactured by other major vendors.

         Olicom's products are marketed worldwide, primarily through distributors, value-added resellers (including dealers, systems integrators and other resellers) ("VARs") and original equipment manufacturer customers ("OEMs"). In addition, Lasat Communications A/S ("Lasat"), a majority-owned subsidiary, develops, markets and supports desktop and mobile modem products through distributors and Internet service providers.

COMPANY HISTORY

         Lars Stig Nielsen (Olicom's President and Chief Executive Officer) organized Olicom in the Kingdom of Denmark in 1985. Since 1987, Olicom has been involved in the design, development and production of high-quality networking products.

         In 1988, Olicom began marketing an increasingly broader range of network interface cards ("NICs" or "adapters"), internetworking products, hubs and cabling components, repeaters, converters, filters and associated software drivers. In late 1991, Olicom introduced a line of Token-Ring bridging products. In 1992, an acquisition enabled Olicom to broaden its product line to Ethernet networks, and in 1995, Olicom began shipping 155 Mbps ATM NICs.

         In order to provide global support for an increasingly broad product line, the Company established Olicom, Inc. ("Olicom Americas") in 1990, with its headquarters in metropolitan Dallas, to coordinate marketing in North and South America.

         In June 1997, with the acquisition of CrossComm Corporation ("CrossComm"), Olicom acquired a chassis-based integrated networking platform for its Token-Ring, Ethernet, ATM and routing products, as well as network management and support solutions.

         In September 1997, Olicom introduced advanced Token-Ring and ATM switching solutions, including the CrossFire(R) 8600 Token Ring Switch. This switch allowed Olicom to earn the number one market share position worldwide for Token-Ring switching in the fourth quarter of 1997, according to Dell'Oro Group, an industry research group.

PRODUCTS

         The Company's strategic focus is to address the networking needs of large corporations and organizations, as they transition mission-critical business applications from legacy hierarchical computing environments to client/server environments. Olicom offers enterprises using Token-Ring LANs a comprehensive migration strategy known as ClearStep(TM), to increase LAN capacity in a controlled, cost-effective manner, while preparing the way for technologies such as ATM, Fast Ethernet and High-Speed Token-Ring. In addition to offering superior performance and features, the Company's products are fully compatible with applicable industry standards, adhere to all relevant IEEE standards, and provide connectivity among all major PC architectures and network operating systems.

         The Company selectively broadens its product line as the market for specific networking and internetworking products develops, working closely with key end-users to define emerging market requirements and features that should be addressed.

         Desktop Network Interface Cards. Network Interface Cards ("NICs" or "adapters") provide connectivity between a PC and the network. Olicom NICs provide support for industry standard speeds and features, as well as support for leading network operating systems developed by major vendors. In addition, the Company continues to develop specially tuned high-performance versions of its NIC software drivers and Application Specific Integrated Circuit technology ("ASIC"), providing highly competitive performance and features.

         Notebook Connectivity Products. Olicom's GoCard(TM) range of PC Card (formerly called "PCMCIA") adapters provides network connection for the rapidly growing portable computing market. Olicom offers GoCard adapters for Token-Ring and Ethernet networks, as well as combination Token-Ring-modem and Ethernet-modem PC Cards.

         Network System Products. Olicom's network systems products include switch products, bridge and router products and network management products. Together, these products provide the high-speed solutions for implementing the Company's ClearStep migration strategy.

         The CrossFire(TM) family of switches provides cost-effective solutions for connecting network links and file servers. The Company's Token-Ring and Fast Ethernet switches also provide uplinks to high-speed technologies such as ATM, and eventually, High-Speed Token-Ring. In addition, the CrossFire

8000 Chassis solution houses up to 16 modules for flexible networking solutions. The greater bandwidth and features provided by Olicom switches deliver higher overall LAN performance, enabling enterprises to extend the usefulness of their mission-critical Token-Ring investments.

         The Company also markets local and remote bridges, as well as chassis-based and stand-alone multi-protocol routers for internetwork communication. In addition, Olicom's hubs and cabling products provide a broad range of connectivity options, including Controlled Access Units ("CAUs"), Controlled Attachment Modules ("CAMs") and Multistation Access Units ("MAUs").

         In addition, with the purchase of CrossComm in 1997, Olicom acquired an advanced network management system. This system, now called the ClearSight(TM) Network Management System, has been further developed, providing end-to-end management and diagnostic support for Olicom enterprise products. In addition, many Olicom products are shipped with Simple Network Management Protocol (SNMP) software utilities, allowing integration into industry-standard management systems such as HP OpenView for Windows.

         Network Services. Olicom network services include training, installation services and on-call, on-site maintenance. In addition, Olicom also offers ExpertWatch(TM), an extensive 24-hour remote monitoring, diagnostic and maintenance service.

         Internet Connectivity Products. These products, developed and manufactured by Lasat, comprise a range of external and internal modems and ISDN products.

STRATEGIC RELATIONSHIPS

         The Company's strategy of working with third parties to develop new product capabilities has resulted in either joint-development agreements, joint-marketing agreements, technology alliances or other types of relationships with several companies such as Cisco Systems, Inc. ("Cisco"), Texas Instruments and International Business Machines Corporation ("IBM").

         During 1996, Olicom and Cisco signed a long-term agreement to jointly develop Token-Ring products and technology. Under this agreement, the two companies have developed and launched several Token-Ring switches. These products are offered separately and under each company's respective brand names. Under the agreement, Cisco is purchasing core Token-Ring technology from Olicom, including Olicom's Power-MACH(TM) software, for use in present and future Cisco internetworking products. With this Token-Ring switch, Olicom intends to focus on delivering industry leading price/performance. In connection with the license of the Cisco technology, Olicom has agreed not to enter into direct relationships with certain vendors for the licensing, distribution or development of products based on, or using, Cisco technology or its derivatives.

PRODUCT SALES AND MARKETING

         Olicom markets and sells its products through carefully targeted indirect distribution channels that include distributors, resellers (including dealers, systems integrators, VARs and other resellers) and OEMs. The Company's sales strategy is to create a demand for its products using a "push-pull" strategy. The "push" factor is comprised of incentives for distributors and resellers to sell Olicom products. The

"pull" factor describes the Company's efforts to generate demand from end users through extensive marketing efforts and the creation of product awareness.

         The Company's resellers generally represent other lines of products that are complementary to, or compete with, those of the Company. While the Company encourages its resellers to focus on Olicom products through marketing and support programs, there can be no assurance that these resellers will not give higher priority to products of other suppliers, thereby reducing the efforts devoted to selling the Company's products. As distributors, resellers and OEMs have no long-term obligations to purchase products from the Company, there is a risk of unanticipated declines in sales to the Company's material customers for competitive reasons or because of the internalization of the manufacture of products purchased from the Company on an OEM basis.

         The Company's marketing programs include generating sales leads for its resellers, as well as supporting the efforts of its distributors, resellers and OEMs. To this end, the Company provides sales tools, including demand creation through telemarketing, an extensive training and support certification program, and the creation of brand name recognition for Olicom and its products. Brand name recognition is enhanced through frequent participation in industry trade shows, seminars and meetings, advertisement in major trade and other publications, ongoing communication with end users of Olicom products, and participation in public benchmark testing. The Company undertakes mailings of sales literature, technical articles and product evaluations, and provides sales manuals and demonstration kits to end-users. In addition, the Company assists its distributors, resellers and OEMs with on-site support by way of sales presentations and product demonstrations.

         The Company's distributors, resellers and OEMs generally have non-exclusive agreements with the Company, and purchase the Company's products at discounts that are typical in the industry. As is common in the LAN industry, distributor inventory is protected with respect to price as to inventories that a distributor may have on hand at the time of a change in the published list price, and with respect to the rotation of slow-moving inventory in exchange for other products of equal value.

         The Company has also developed a marketing presence on the Internet and promotes its products and services through its own World Wide Web server. This medium allows publicly available Olicom literature to be accessible to anyone who has an Internet connection.

         The Company markets its products worldwide, with established distribution channels in North and South America, Europe and the Asia-Pacific region. The Company has sales representatives in the major metropolitan areas of North America and on the major continents, including the key Western European markets. The Company intends to further increase its presence in various local markets.

         During 1997, approximately 47% of the Company's total sales were concentrated in North and South America (the "Americas"), while sales outside the Americas accounted for approximately 53% of total sales. See note 11 to the Consolidated Financial Statements for information relating to net sales during 1995 1996 and 1997 by geographical market, as well as information regarding net sales during 1995, 1996 and 1997 to major customers.

         The Company's international sales headquarters is located in greater Copenhagen, Denmark. The marketing of products in North and South America is coordinated through Olicom, Inc., which is headquartered in Richardson, Texas. The Company also maintains regional sales offices in Austria,

Australia, Canada, France, Germany, Italy, Japan, the Netherlands, Poland, Spain, Singapore, South Africa, Sweden and the United Kingdom.

         As the Company conducts its business world-wide, the Company's sales may be affected by changes in demand resulting from fluctuations in currency exchange rates, as well as by governmental controls and other risks associated with international sales (such as export licenses, political instability, trade restrictions and changes in tariff and freight rates). The Company generates sales primarily in U.S. dollars and incurs expenses in a number of currencies, principally in U.S. dollars and Danish kroner. Although the Company seeks to manage its foreign currency exposures by matching non-dollar revenues and expenses and by entering into hedging transactions, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's business, financial condition or results of operations.

         The Company operates with a relatively short-term backlog, and substantially all of its net sales in each quarter result from orders booked within a generally short cycle between order and shipment (typically less than 45 days). Consequently, if near-term demand for the Company's products weakens or if significant anticipated sales in any quarter are not realized as expected, the Company's net sales for that quarter could be adversely affected. The Company does not believe that its backlog as of a particular date is indicative of future sales levels.

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

PRODUCT SUPPORT

         The Company's distribution partners, who, in turn, have access to the Company's sales support engineers, field engineers and training specialists for end-user support, support the Company's products. The Company's resellers and large accounts receive sales and technical training from the Company at its training centers in greater Copenhagen, Denmark and Richardson, Texas, as well as at resellers' offices. The Company conducts product courses for partners and large end-users of its products, in which features of such products and their installation, aspects of networking principles and solutions are addressed. The Company provides on-line information access through the World Wide Web; electronic bulletin boards, CompuServe and the Internet, as well as additional technical support, available by telephone and telefax during extended business hours. Olicom also offers a number of maintenance and support contracts that include on-site service and 24-hour telephone dial-in support.

         Depending on the distribution channel, the Company's products generally are warranted free of defects in materials and workmanship for one to three years. Before and after the expiration of the product warranty period, the Company offers factory-based support, parts replacement and repair services. To date, the Company has not encountered any significant product maintenance problems. During 1995, the Company introduced a limited lifetime warranty to registered users of NIC products.

RESEARCH AND DEVELOPMENT

         Olicom is very focused on research and development and believes that its future success depends in substantial part on the timely enhancement of existing products, together with the development of new products that continue to offer technological excellence. Included among the core technologies the Company develops are advanced ASICs for Token-Ring switch and NIC products, as well as ATM LAN emulation and signaling software. The Company is currently developing new products and enhancements to existing products, with the goal of further improving performance, increasing price competitiveness, assuring continued interoperability and increasing market share.

         During 1997, the Company completed the development of a number of new products, including a stackable Token-Ring switch and an ATM switch, as well as switching devices to interconnect Token-Ring and ATM. The Company also developed a 155 Mbps ATM PCI adapter with full Available Bit Rate ("ABR") support. In 1998, the Company anticipates continuing the development of products for Token-Ring, High-Speed Token-Ring, Ethernet, Fast Ethernet and ATM networks. This will include the development of Token-Ring and Fast Ethernet PCI adapters with advanced power management support.

         During 1995, 1996 and 1997, the Company incurred expenses of $9,193,000, $12,852,000 and $17,748,000, respectively, with respect to research and development activities. In 1995, 1996 and 1997, the Company's research and development expenditures were 7.2%, 7.6% and 7.4% of net sales, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

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

         The Company's testing laboratories in Copenhagen, Denmark, Richardson, Texas and Gdansk, Poland perform product benchmark testing, compatibility certification and conduct ongoing tests for interoperability with other vendors' products. The Company is a beta partner of IBM, Novell, Inc., and Microsoft Corporation, which provides the Company with timely access to new versions of these vendors' LAN operating system software while facilitating Olicom's development of interoperable software drivers. The Company also participates in interoperability testing sessions at several venues, including UNH (University of New Hampshire) for ATM and Token-Ring testing, as well as PCI SIG (Special Interest Group) interoperability testing.

         Schedules for the development of high technology products are inherently difficult to predict, and there can be no assurance that the Company will achieve its scheduled initial customer shipment dates. In addition, as the Company's strategy is driven in significant part by customer demand, its product development schedules are inherently subject to revision as a result of indications of change in the requirements of its customers. The Company's business, financial condition or results of operations could be adversely affected if the Company were to incur significant delays or be unsuccessful in developing these or other new products or enhancements, or if any such products or enhancements did not gain market acceptance.

MANUFACTURING AND DISTRIBUTION

         Olicom outsources all of its manufacturing needs. Its products are manufactured in fully automated, high-quality production lines utilizing Surface Mounting Technology techniques, and are manufactured to meet Olicom specifications on a turnkey basis. Olicom utilizes multiple manufacturers for high volume products in order to decrease dependence on any single manufacturer. Olicom requires that all its manufacturers be ISO 9002 certified.

         The Company's manufacturing strategy is to combine Far East-based low-cost manufacturing with U.S.-compliant manufacturing for sales to governmental agencies in the United States. The Company's manufacturing strategy and goal is to achieve short time-to-market cycles of 7-12 weeks from completion of product design to start of volume production. The Company manages quality assurance of its products through extensive quality control procedures (which the Company believes have been instrumental in achieving the superior performance and reliability of its products).

         The Company's distribution strategy is to maintain finished goods inventories at the Company's distribution centers at a minimum level of typically 1-2 months of equivalent sales volume. Distribution effectiveness is optimized through direct customer delivery and factory shipments to the Company's distribution centers in Copenhagen, Denmark and Richardson, Texas.

         The Company's manufacturers procure components and sub-assemblies for the Company's products directly from third party vendors, except for certain critical components, including chipsets and ASICs. The Company has entered into a number of Volume Purchase Agreements ("VPAs") with major material vendors in order to secure material availability and the most favorable worldwide terms and conditions for material procurement.

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

COMPETITION

         Olicom's competition in the market for network interconnection products is primarily derived from other vendors and manufacturers of LAN products (such as IBM, Bay Networks, Inc., Cisco, Cabletron Systems, Inc., Madge Networks N.V. and 3Com Corporation).

         The LAN industry is intensely competitive and is characterized by rapid technological advances and evolving industry standards. The industry can be significantly affected by new product introductions, increased product capabilities, and improvements in the relative price and performance of networking products, as well as by the market activities of industry participants.

         The Company believes that, in order to successfully differentiate Olicom from its competitors, Olicom products and systems must excel in product quality and functionality, compatibility, interoperability, performance, reliability, product support, customer satisfaction and price.

         IBM is both the dominant supplier of Token-Ring network products and an established vendor of computer and networking systems and products to a substantial number of existing and potential end-users of the Company's products. As a result, the Company believes that, in order to compete successfully in the market for Token-Ring network products, the Company's products and systems must have more features, greater functionality and performance, and/or lower prices than those offered by IBM. In addition, from time to time IBM establishes strategic working relationships with independent networking vendors relating to IBM's long-term product development programs. If IBM were to select, on a preferential basis, one or more of the Company's competitors for such relationships, the Company's business, financial condition or results of operations could be materially and adversely affected.

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

LASAT COMMUNICATIONS A/S

         Lasat became a majority-owned subsidiary of Olicom during the first quarter of 1996. Lasat's principal products include desktop modems and PC-Card modems for mobile computers. Lasat also produces modems for ISDN-based communication.

         Lasat markets and sells its products through carefully targeted indirect distribution channels that include distributors, OEMs and co-branding agreements with Internet service providers. Lasat is currently developing new products and enhancements to existing products, with the goal of further improving performance, increasing price competitiveness, assuring continued interoperability, and increasing market share.

         Lasat outsources its entire production volume, which are manufactured to meet Lasat specifications on a turnkey basis in fully automated, high-quality production lines utilizing Surface Mounting Technology techniques.

         The modem industry is intensely competitive and is characterised by rapid technological advances and evolving industry standards. The industry can be significantly affected by new product introductions, increased product capabilities, and improvements in the relative price and performance of modem products, as well as by the market activities of industry participants. Lasat's competition is primarily derived from other vendors and manufacturers of modem products (including the U.S. Robotics Division of 3Com Corporation, among others).

PATENTS

         The Company does not hold any patents and relies upon a combination of copyright and trade secret laws to establish and maintain proprietary rights to its products. There can be no assurance that such measures are or will be adequate to protect the Company's proprietary technology. However, Olicom believes that these measures should be sufficient to protect the Company's technology. Although the Company believes that its products and technology do not infringe the proprietary rights of others, and the Company does not have any knowledge that its products infringe the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims in the future or that such claims will not be successful.

         In addition, the Company generally enters into confidentiality agreements with its customers, suppliers and industry partners, and limits access to sensitive information. Despite these precautions, it may be technologically possible for competitors of the Company to "reverse engineer" or otherwise obtain information regarding aspects of the Company's products that the Company regards as proprietary. The laws of some foreign countries in which the Company sells or may sell its products do not protect the Company's proprietary rights in its products to the same extent, as do the laws of the Kingdom of Denmark and/or the United States.

         The Company believes that, due to the rapid pace of innovation within the LAN industry, factors such as the technological and creative skills of its personnel and ongoing product support are as important in establishing and maintaining a leadership position within the industry as are the various legal protections of its technology.

         Many of the Company's products are designed to include software or other intellectual property licensed from third parties, and the loss of such software or other rights might require significant changes in, or otherwise disrupt or delay the distribution of, such products. While it may be necessary in the future to seek or renew licenses relating to various aspects of its products, the Company believes that, based upon past experience and standard industry practice, such licenses generally could be obtained on commercially reasonable terms. From time to time the Company receives communications from third parties asserting that its use of trademarks, or that its products, infringe or may infringe the rights of third parties. There can be no assurance that any such claims will not result in protracted and costly litigation; however, based upon general practice in the industry, the Company believes that such matters can ordinarily be resolved without any material adverse impact on its business, financial condition or results of operations. Nevertheless, there can be no assurance that the necessary licenses would be available on acceptable terms, if at all, or that the Company would prevail in any such challenge. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or litigation arising out of such other parties' assertion, could have a material adverse effect on the business, financial condition or results of operation of the Company.

TRADEMARK AGREEMENT

         The trademark "Olicom" (the "Trademark") is a registered trademark of Ing. C. Olivetti & C., S.p.A., which has granted the Company a worldwide, royalty-free license to use the Trademark pursuant to a Trademark Agreement effective September 2, 1992. During such period as the Company is the licensee of the Trademark and for a period of one year after any termination of the license thereof, Olivetti has agreed not to use itself or grant to a third party any rights to use the Trademark on products of the type manufactured or marketed by the Company. The initial term of the license was three years, and the license automatically renews on a yearly basis, unless either party gives the other 12 months' notice of termination.

         The Company has recently received notification from Olivetti that it intends to terminate the Trademark Agreement effective September 2, 1999. Subsequently, the Company received correspondence from Olivetti in which it has indicated its receptivity to negotiating an extension of the Trademark Agreement on mutually-agreeable terms. While the Company intends to negotiate with Olivetti relative to an extension of the Trademark Agreement, there can be no assurance that the Company will be able successfully to negotiate an extension, or that the Company's rights to use the Trademark will not terminate on September 2, 1999. In the event that the license of the Trademark is terminated, the Company would be required to change its name and cease using the Trademark on its products. A change in the Company's name and the creation of a new trademark could involve significant expense and the possibility of customer confusion, which in turn could have a material adverse effect on the Company's business, financial condition or results of operations.

         Olicom has trademarks on several selected products, such as PowerMACH(TM), CrossFire(R), RapidFire(TM), GoCard(TM), and on the main products included in the ClearStep(TM) strategy.

EMPLOYEES

         As of April 1, 1998, the Company employed or retained (as employees or independent contractors) approximately 885 persons, including 290 in sales and marketing, 250 in product research and development, 210 in operations/production (including quality assurance), and 135 in administration and finance. Of these employees and independent contractors, approximately 285 were located in the United States, 80 were located in the Company's offices in Europe, South Africa, Singapore, Australia and Japan, and the remainder were located in Denmark. Lasat employed approximately 60 persons of the 885.

         Competition in the recruiting of highly qualified personnel in the computer and communications industry is intense. The Company believes that its future success will depend, in part, on its continued ability to hire, motivate and retain qualified management, marketing and technical personnel. To date, the Company has not experienced significant difficulty in attracting and retaining qualified employees. The

Company has entered into a local labor agreement covering its warehouse employees in Denmark, a group comprised of approximately 20 persons. No other employees are represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.


ITEM 2.  DESCRIPTION OF PROPERTY.

         The Company's principal administrative, marketing, product development, support facilities, and training center, as well as a warehouse and distribution facility, are located in a modernized three-story building and newly-constructed adjacent buildings in Lyngby in the greater Copenhagen area where the Company presently leases a total of approximately 125,000 square feet of floor space as its international headquarters.

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

         The Company currently leases from third-party lessors an aggregate of approximately 40,400 square feet of office space, together with warehouse space, in metropolitan Dallas, Texas, to support North and South American sales and marketing. Furthermore, the Company leases office space in numerous cities in Europe to support sales and marketing. The Company also leases space for sales offices in Singapore; Tokyo, Japan; Sydney, Australia; and Sandton, South Africa. The Company believes that suitable additional space will be available in such locations as required.


ITEM 3.  LEGAL PROCEEDINGS.

         From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of the date of this Report, the Company was not a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material adverse effect on the Company's business, results of operations or financial position. See also "Description of Business -- Proprietary Rights."

         On or about September 13, 1996, Datapoint Corporation ("Datapoint") commenced litigation in the United States District Court for the Eastern District of New York against CrossComm Corporation (now known as Olicom, Inc.), Cisco Systems, Inc., Plaintree Systems Corporation, Accton Technology Corporation, Cabletron Systems, Inc., Bay Networks, Inc. and Asante Technologies, Inc., individually, and as representatives of a putative class of all manufacturers, vendors and users of Fast Ethernet dual protocol local-area network products. In its complaint, Datapoint alleges that the defendants have been, and still are, directly infringing U.S. Patent No. 5,077,732 by making, using, selling and/or offering for sale products embodying inventions claimed in that patent, and that the defendants are also infringing U.S. Patent No. 5,008,879 by using or selling products encompassed within that patent's claims. On or about December 30, 1996, CrossComm filed its Answer and Counterclaims to Datapoint's complaint by denying the essential allegations; asserting defenses that the cited patents are invalid and void; and seeking declaratory judgement of patent non-infringement and invalidity under applicable sections of the United States Code. As no party has initiated any discovery activities, the outcome remains uncertain; however, the Company does not believe that an adverse outcome to such litigation would have a material adverse effect on the Company's business, financial condition or results of operations.


ITEM 4. CONTROL OF REGISTRANT.

        As of May 8, 1998, the Company was not aware of any person who was the beneficial owner of more than 10% of the outstanding shares of the Company, nominal value DKK 0.25 per share ("Common Shares"). The following table sets forth as of such date the number of Common Shares beneficially owned by all directors and executive officers of the Company as a group:


                                                              Amount of                      Percent
                                                             Beneficial                        of
                                                              Ownership                     Class (1)
                                                              ---------                     ---------
All directors and executive officers
   as a group (consisting of 10 persons) (2)                    1,578,630                     8.9%

----------------

     (1) Percentages in the foregoing table are based on 17,632,212 Common Shares issued and outstanding as of May 8, 1998.

     (2) Includes 1,053,000 Common Shares owned by Nilex Systems ApS ("Nilex"), as to which Mr. Stig Nielsen, the Company's Managing Director and Chief Executive Officer, has shared voting and investment power. Includes an aggregate of 187,500 Common Shares which are issuable pursuant to options exercisable within 60 days from the date hereof.


ITEM 5. NATURE OF TRADING MARKET.

         The Common Shares are traded on the Nasdaq National Market (under the symbol OLCMF) and, since November 4, 1997, have been traded on the Copenhagen Stock Exchange ("CSE"). The following table sets forth the high and low sales prices of the Common Shares for the periods indicated, as reported by the Nasdaq National Market ("Nasdaq") and the Copenhagen Stock Exchange.

                                                                     Nasdaq (1)                      CSE (1)
                                                               -----------------------           --------------
                                                                 High              Low            High      Low
                                                                 ----              ---            ----      ---
Calendar 1998
   First Quarter                                                30 3/4           24 13/16        214        177
   Second Quarter (through May 8, 1998)                         30 13/16         27 1/8          210        188
Calendar 1997
   First Quarter                                                19 5/8           14 1/2
   Second Quarter                                               18 3/4           13 1/2
   Third Quarter                                                30               15 1/2
   Fourth Quarter (2)                                           34 5/8           25              212        175
Calendar 1996
   First Quarter                                                15 1/2           11 1/2
   Second Quarter                                               14 1/4           10
   Third Quarter                                                15 1/8           10 7/16
   Fourth Quarter (2)                                           19 1/8           14 5/8

----------------

     (1) Prices reported for Nasdaq are expressed in U.S. dollars; prices reported for the CSE are expressed in Danish kroner.

         As of May 8, 1998, there were approximately 150 United States record holders of Common Shares, who held approximately 84.0% of the outstanding Common Shares as of such date. The foregoing includes 14,769,198 Common Shares held of record by Depository Trust Company, as nominee for various beneficial holders.

         In connection with the Company's acquisition of CrossComm on June 12, 1997, the Company issued three-year warrants ("Warrants") to purchase Common Shares at an exercise price of $19.74 per whole Common Share. The Warrants are traded only on the Nasdaq National Market (under the symbol OLCWF). The following table sets forth the high and low sales prices of the Warrants for the periods indicated, as reported by the Nasdaq National Market.


                                                                         Nasdaq
                                                                  -------------------
                                                                  High            Low
                                                                  ----            ---
Calendar 1998
   First Quarter                                                12 3/4           8 1/8
   Second Quarter (through  May 8, 1998)                        12               8 15/16
Calendar 1997
   Second Quarter (1)                                           4                3
   Third Quarter                                                12               3 1/2
   Fourth Quarter                                               15 1/4           8 1/4

----------------

     (1) The warrants began trading on the Nasdaq National Market on June 13, 1997.

         As of May 8, 1998, there were approximately 100 United States record holders of Warrants, who held approximately 99.9% of the outstanding Warrants as of such date. The foregoing includes 965,491 Warrants held of record by Depository Trust Company, as nominee for various beneficial holders.


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

         The Articles of Association provide that no person, firm or entity (each, a "person") may, without obtaining the approval of the Company's Board of Directors, own more than 33% of the Company's share capital or votes at any time (the "Share Ownership Limit"). The Company's Board of Directors may condition its approval on the satisfaction of such conditions that it determines to be appropriate. For the purpose of determining ownership of Common Shares or votes, a person will generally be deemed to own Common Shares or votes which are considered to be beneficially owned by such person under Rule 13d-3 under the Exchange Act. A person who owns more than 33% of the Company's share capital or votes at any time who has not obtained the approval of the Board of Directors cannot be registered or otherwise accepted as a shareholder, and such person will have no voting rights, rights to dividends or distributions, or any other rights as a shareholder for the portion of such person's shareholding that exceeds 33%. The Board of Directors may approve the ownership by a person of more than 33% of the Company's share capital or votes in (i) the event that such person has, prior to purchasing more than 33% of the Company's share capital or votes, requested the approval by the Board of Directors to own more than the Share Ownership Limit, (ii) the event that such person has made a legally binding and irrevocable bona fide offer to all shareholders of the Company (other than such person, to the extent that he or she is a shareholder) to purchase all the Common Shares and votes in the Company at a price deemed favorable by the Board of Directors, in its discretion or (iii) in such other circumstances, as determined by the Company's Board of Directors. The Board of Directors has given its approval to the ownership by Nilex, Olivetti Realty N.V., Lars Stig Nielsen and Asbj0rn Smitt of Common Shares in excess of the Share Ownership Limit.

         Other than the foregoing, there are no limitations by the Company's Articles of Association on the right of holders to hold or vote Common Shares.

ITEM 7.  TAXATION.

         The following summary of certain United States federal and Danish tax matters is based on tax laws of the United States and Denmark as in effect on the date of this Report, and is subject to changes in United States and Danish law, including changes that could have retroactive effect. The following summary is also based on the current United States-Denmark Double Taxation Convention, and the proposed convention signed on June 17, 1980, and modified by a protocol signed on August 23, 1983, all of which are subject to change. This discussion is based on current laws and interpretations thereof, and there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained herein.

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

         Sale or Other Disposition of Common Shares. Gain or loss recognized by a United States holder on the sale or other disposition of Common Shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between such United States holder's basis in the Common Shares and the amount realized upon such disposition. The capital gain or loss will be long term, "mid term," or short term depending on whether the holder has held the Common Shares for (i) more than 18 months (which is subject to a maximum United States federal income tax rate of 20% for certain non-corporate taxpayers), (ii) more than one year but not more than 18 months (which is subject to a maximum United States federal income tax rate of 28% for certain non-corporate taxpayers) or (iii) not more than one year (which is subject to a maximum United States federal income tax rate of 39.6% for certain non-corporate taxpayers). Capital losses are generally deductible only against capital gains and not against ordinary income.

         Capital gain recognized by a United States holder on the sale or other disposition of Common Shares will be United States source gain. The source of a loss attributable to the sale of Common Shares is not certain at the present time. However, Treasury Regulations have been proposed under which losses from the sale of Common Shares would be sourced in the same manner as gains from the sale of such Common Shares. United States holders of Common Shares should consult their tax advisors regarding the proper treatment of such losses.

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

         Disposition of Warrants. In general, the sale, exchange or other taxable disposition of a Warrant will result in gain or loss to the holder in an amount equal to the difference between the amount realized on such sale, exchange or other disposition and the holder's tax basis in the Warrant. Such gain or loss generally will be capital gain or loss (so long as the Warrant is a capital asset in the hands of the holder) and such capital gain or loss will be long term, "mid term," or short term depending on whether the holder has held the Warrant for (i) more than 18 months (which is subject to a maximum United States federal income tax rate of 20% for certain non-corporate taxpayers), (ii) more than one year but not more than 18 months (which is subject to a maximum United States federal income tax rate of 28% for certain non-corporate taxpayers) or (iii) not more than one year (which is subject to a maximum United States federal income tax rate of 39.6% for certain non-corporate taxpayers).

         Expiration. The expiration of a Warrant should generally result in a capital loss to the holder equal to the holder's tax basis in the Warrant if the Common Shares issuable upon exercise of the Warrant would have been a capital asset if acquired by such holder.

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

DANISH ESTATE AND GIFT TAXES.

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


ITEM 8. SELECTED FINANCIAL DATA.

         The following table sets forth certain financial information with respect to the Company for the five years ended December 31, 1997. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes included elsewhere herein.

                                                                           YEAR ENDED DECEMBER 31,
                                                  -------------------------------------------------------------------
                                                     1993         1994           1995          1996          1997
                                                  ---------     ---------      ---------      ---------     ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
   Net sales                                      $  93,927     $ 113,604      $ 127,469      $ 168,228     $ 238,229
   Cost of sales                                     52,887        61,198         65,191         95,236       123,195
                                                  ---------     ---------      ---------      ---------     ---------
   Gross profit                                      41,040        52,406         62,278         72,992       115,034
                                                  ---------     ---------      ---------      ---------     ---------
OPERATING EXPENSES:
   Sales and marketing                               13,244        23,783         31,660         40,496        53,754
   Research and development                           5,870         7,531          9,193         12,852        17,748
   General and administrative                         3,094         4,440          5,662          6,848        11,032
   Acquisition-related expenses                           0             0              0          3,787        40,917
   Special charge re. mgmt. change                        0             0              0          1,402             0
                                                  ---------     ---------      ---------      ---------     ---------
       Total operating expenses                      22,208        35,754         46,515         65,385       123,451
                                                  ---------     ---------      ---------      ---------     ---------
INCOME FROM OPERATIONS                               18,832        16,652         15,763          7,607        (8,417)
   Interest income, net                               1,928         2,462          3,297          1,531         2,966
   Foreign currency gains (losses)                       27            19            (31)           675        (1,736)
   Related party gains on sale of
      investment                                          0             0              0          2,878             0
   Settlement of litigation                               0        (4,200)             0              0             0
                                                  ---------     ---------      ---------      ---------     ---------
INCOME BEFORE INCOME TAXES                           20,787        14,933         19,029         12,691        (7,187)
   Provision for income taxes                         7,340         5,026          6,223          4,727        10,689
                                                  ---------     ---------      ---------      ---------     ---------
NET INCOME BEFORE CHANGE IN
  ACCOUNTING METHOD                                  13,447         9,907         12,806          7,964       (17,876)
   Minority interest in income of
      consolidated subsidiary                             0             0              0            539           245
   Cumulative effect of change in
     accounting methods, net of taxes                     0           161              0              0             0
                                                  ---------     ---------      ---------      ---------     ---------
NET INCOME                                        $  13,447     $  10,068      $  12,806      $   7,425     $ (18,121)
                                                  =========     =========      =========      =========     =========
DILUTED EARNINGS PER SHARE                        $    0.85     $    0.66      $    0.87      $    0.50     $   (1.15)
                                                  =========     =========      =========      =========     =========
WEIGHTED AVERAGE SHARES OUTSTANDING
    EXCLUDING COMMON STOCK EQUIVALENTS
    IN 1997                                          15,873        15,298         14,748         14,786        15,821
                                                  =========     =========      =========      =========     =========

                                                                             DECEMBER 31,
                                                  -------------------------------------------------------------------
                                                      1993         1994          1995          1996          1997
                                                  ---------     ---------      ---------      ---------     ---------
                                                                            (IN THOUSANDS)

BALANCE SHEET DATA:
     Working capital                              $  68,481     $  66,427     $  78,600     $  86,407     $ 100,552
     Total assets                                    90,240       108,917       127,327       127,924       162,331
     Current portion of long-term
       obligations                                        7             0             0             0             0
     Long-term obligations, less
       current portion                                  152             0             0             0             0
     Total shareholders' equity                      77,885        78,191        90,127        97,509       125,559

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Certain statements included in this Report include trend analysis and are forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act), including, without limitation, statements containing the words "believes", "anticipates", "expects" and words of similar import. Such forward-looking statements relate to future events, the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Prospective investors should specifically consider the various factors identified in this Report that could cause actual results to differ, including, without limitation, those discussed in the following section, as well as in the section titled "Description of Business". The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

OVERVIEW

         The Company's wholly-owned subsidiaries include Olicom Ventures A/S ("Olicom Ventures"), Olicom Finance Limited and Olicom Trading A/S. Olicom, Inc. is a wholly-owned subsidiary of Olicom Trading A/S. Prior to the date of this Report, Olicom Enterprise Products, Inc. (which formerly operated CrossComm) merged with Olicom, Inc. The Company's interest in Lasat Communications A/S is held by Olicom Ventures.

         The Company's functional currency is the U.S. dollar. The Company prepares its financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). References herein to "U.S. dollars" or "$" are references to United States currency, and references to "Danish kroner," "kroner" or "DKK" are references to Danish currency.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain financial data as percentages of the Company's net sales. The Company believes that period to period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance:

                                                               YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
                                                           1995          1996           1997
                                                         --------      --------      --------

Net sales ........................................          100.0%        100.0%        100.0%
Cost of sales ....................................           51.1          56.6          51.7
                                                         --------      --------      --------
   Gross profit ..................................           48.9          43.4          48.3
Operating expenses:
   Sales and marketing ...........................           24.8          24.1          22.6
   Research and development ......................            7.2           7.6           7.4
   Purchased research and development ............             --            --            --
   General and administrative ....................            4.4           4.1           4.6
   Acquisition-related expenses ..................             --           2.3          17.2
   Special charge regarding management
       change ....................................             --           0.8            --
                                                         --------      --------      --------
   Total operating expenses ......................           36.4          38.9          51.8
                                                         --------      --------      --------
Income from operations ...........................           12.5           4.5          (3.5)
   Interest income, net ..........................            2.4           0.9           1.2
   Foreign currency gains (losses) ...............             --           0.4          (0.7)
   Related party gain on sale of investment ......             --           1.7            --
   Settlement of litigation ......................             --           1.7            --
                                                         --------      --------      --------
Income before income taxes .......................           14.9           7.5          (3.0)
   Provision for income taxes ....................            4.9           2.8           4.5
                                                         --------      --------      --------
Net income before change in
  accounting method and minority interest in
  income of consolidated subsidiary ..............           10.0           4.7         (-7.5)
Minority interest in income of consolidated
  subsidiary .....................................             --           0.3           0.1
Cumulative effect of change in
  accounting methods, net of taxes ...............             --           0.3            --
                                                         --------      --------      --------
Net income .......................................           10.0%          4.4%         (7.6)%
                                                         ========      ========      ========



    YEARS ENDED DECEMBER 31, 1997 AND 1996

         Net sales. Net sales increased from $168.2 million in 1996 to $238.2 million in 1997. Net sales in North and South America (the "Americas") increased from $62.1 million in 1996 to $112.6 million in 1997, while sales outside of the Americas increased from $106.1 million in 1996 to $125.6 million in 1997. The increase in net sales in 1997 was primarily due to the inclusion, since June 12, 1997, of the net sales of the former CrossComm, as well as increase in the sales of Olicom products particularly in the Americas. During fiscal 1997, Olicom brand-name sales (which increased 18% and 25% during 1996 and 1997, respectively) constituted 70% of net sales, sales of the products and services generated from the former CrossComm constituted 10% of net sales, Lasat brand-name sales constituted 11% of net sales, while sales to OEMs (which decreased 37% in 1996 and increased 90% in 1997) accounted for 9% of net sales.

         During 1997, the Company's revenues were favorably influenced by the sales of Network Systems Products where net sales increased from $17.0 million in 1996 to $49.3 million in 1997. This product group includes the recently launched Token-Ring and ATM switches and the product portfolio acquired from the former CrossComm. Also the Company experienced increasing demand for its main product group, Desktop Network Interface Cards, where net sales increased by 18% from $108.7 million to $128.3 million in 1997. The Notebook Connectivity product group, which includes Network Interface Cards for laptop PCs, showed an increase in net sales of 32.4% to $33.5 million. Sales of the Internet Connectivity products, which encompass modems, increased by 19.8% to $20.6 million, while sales of Network Services, a new business area that was part of the CrossComm acquisition, amounted to $6.5 million.

         Sales to a single distributor were $24.7 million, or 10.4% of net sales, in 1997, compared to $12.8 million, or 7.6% of net sales during 1996.

         Gross Profit. Gross profit increased by 57.5%, from $73.0 in 1996 to $115.0 million in 1997 and increased as a percentage of net sales from 43.4% in 1996 to 48.3% in 1997. The increase in gross margins was due to a more favorable product mix and the inclusion of the former CrossComm in the results of the Company's operations, as CrossComm operated at a higher average gross margin than the Company has historically experienced. Also, gross margins were favorable impacted by cost reductions resulting primarily from cost improved product designs, volume-based component purchasing efficiencies, large-scale manufacturing, and continued reductions in other material costs.

         The Company believes that gross margins may decline in the future, despite increased sales of higher margin Network Infrastructure Products, as the Company's products face increased price pressures. The Company will continue to seek reductions in manufacturing costs to enable it to remain price competitive and to temper the impact that price reductions may have on gross margins.

         Sales and Marketing. Sales and marketing expenses increased from $40.5 million in 1996 to $53.8 million in 1997, but decreased as a percentage of net sales from 24.1% in 1996 to 22.6% in 1997. The increase in the amount of sales and marketing expenses during 1997 was primarily due to increased marketing activities in the United States, Europe and the Far East, including increased travel, office and personnel expenses and due to the inclusion of the former CrossComm's operations within the Olicom group. During the year, the Company committed significant additional resources to support its direct sales organization and expand its marketing organization and programs both in the United States and in Europe.

         Research and Development. Research and development expenses increased from $12.9 million in 1996 to $17.7 million in 1997, but decreased as a percentage of net sales from 7.6% in 1996 to 7.4% in 1997. The increase in research and development expenses was primarily attributable to increased personnel expenses associated with enhancements of current products and to expenditures related to new product development, including ATM and LAN switching.

         The Company considers research and development expenditures to be critical to future net sales and intends to continue these expenditures at a level that constitutes a significant percentage of net sales.

         All of the Company's research and development expenses have been charged to operations as incurred, net of a $1.2 million subsidy received from a Danish government agency in support of ATM and LAN switching activities. The subsidy will be repaid from 1998 onwards in the form of a royalty as revenue from such switching products is realized.

         General and Administrative. General and administrative expenses increased from $8.3 million in 1996 to $11.0 million in 1997, but decreased as a percentage of net sales from 4.9% in 1996 to 4.6% in 1997. These increased expenses reflected the inclusion of the former CrossComm's operations within the

Company, together with the expense of salaries for additional personnel and costs related to increases in volume.

         Acquisition Related Expenses and Other Charges and Income. During the second quarter of 1997, the Company purchased the former CrossComm. For fiscal 1997, a $40.9 million non-recurring charge was taken as a result of the write-off of in-process research and development projects of the former CrossComm and other transaction related expenses.

         During 1997 the Company also exercised its option to acquire a 35% interest in Digianswer A/S, a Danish high tech development company.

         Income Taxes. The Company's income tax increased from $4.7 million during 1996 to $10.7 for 1997 despite the net loss for the year, as the one time charges in 1997 relating to the CrossComm acquisition were not deductible for tax purposes.

    YEARS ENDED DECEMBER 31, 1995 AND 1996

         Net sales. Net sales increased from $127.5 million in 1995 to $168.2 million in 1996. Net sales in the Americas increased from $52.2 million in 1995 to $61.7 million in 1996, while sales outside of the Americas increased from $75.3 million in 1995 to $106.5 million in 1996. The increase in net sales in 1996 was principally due to the inclusion since January 1, 1996, of the net sales (almost exclusively in Europe) of Lasat, as well as increases in sales of the Company's network interface cards. In addition to these factors, the increase in the Company's net sales during 1996 resulted from greater market penetration across most of the Company's geographic regions, as well as from increased unit sales to a broad range of customers and expansion of the Company's distribution channels, as a result in substantial part of refinements in marketing and product strategies implemented by the Company. As a result thereof, Olicom brand-name sales (which increased 28% and 18% during 1995 and 1996, respectively) constituted 79% of net sales during fiscal year 1996, Lasat brand-name sales constituted 15% of net sales, while sales to OEMs (which decreased 43% in 1995 and 37% in 1996) accounted for 6% of net sales.

         During 1996, the Company's revenues were favorably influenced by several other factors, including the continued success of the Company's main products, Token Ring NICs, and in general, the continued demand for LANs and the networking and internetworking products marketed by the Company. During the year, the Company continued to increase unit sales of NICs.

         Starting in 1997, and partially due to the integration of the former CrossComm and Lasat into the Company, the Company's product portfolio has been reorganized into the following segments: Desktop Network Infrastructure Products, Notebook Connectivity, Network Systems Products, Network Services and Internet Connectivity. The sales segmentation information provided for 1996 and 1995 in this section has been restated accordingly. Sales of Desktop Network Infrastructure Products, decreased from $18.5 million in 1995 to $17.2 million in 1996. Sales of Desktop Network Infrastructure Products represented 78% and 65% of net sales in 1995 and 1996, respectively. Notebook Connectivity represented 7% and 15% of net sales in 1995 and 1996, respectively. There were no sales of Network Services or Internet Connectivity products in 1995 or 1996.

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

         Research and Development. Research and development expenses increased from $9.2 million in 1995 to $12.9 million in 1996 and increased as a percentage of net sales from 7.2% in 1995 to 7.6% in 1996. The increase in such expenses was primarily attributable to increased personnel associated with enhancements of current products and to expenditures related to new product development, including ATM and LAN switching. The inclusion of Lasat's operations within the Olicom group also contributed to higher research and development expenses during 1996.

         All of the Company's research and development expenses have been charged to operations as incurred, net of a $953,000 subsidy received from a Danish government agency in support of ATM and LAN switching activities. The subsidy will be repaid from 1998 onwards in the form of a royalty as revenue from such switching products is realized.

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

LIQUIDITY AND CAPITAL RESOURCES

         During 1997, Olicom funded its operations with cash from operations. The Company's available cash and short-term investments totaled $46.5 million as of December 31, 1997, and represented 28.6% of total assets.

         The Company had unsecured line of credit facilities for an aggregate amount of $10.7 million at December 31, 1997, of which no advances were outstanding at such date. These facilities support working capital requirements.

         The increase, during 1997, in net cash from operating activities of $12.0 million was due in significant part to net income (excluding acquisition related expenses) of $22.8 million and depreciation and amortization of $6.2 million, being offset in part by an increase in accounts receivable of $15.7 million.

         Capital expenditures, less proceeds from sale of property and equipment, during 1996 and 1997 were $8.2 million and $8.1 million, respectively. These capital expenditures were associated with the expansion of sales and marketing, research and development, and general and administrative activities (including further implementation of the Company's integrated management information system). Proceeds from sale of investments were $42.1 million, and net cash used for business acquisitions was $40.2 million. At December 31, 1997, the Company had no material commitments for capital expenditures.

         The Company believes that cash presently at its disposal and cash generated from operations will be sufficient to finance the Company's operations and currently projected capital expenditures through at least 1998.

         In June 1997, the Company consummated its acquisition of CrossComm, a provider of ATM and multi-protocol router technology for mission-critical SNA/Token-Ring environments. The consideration, which was a combination of cash, Common Shares, and three-year warrants to purchase Common Shares, totalled approximately $96.0 million. The acquisition was accounted for using the purchase accounting method. Accordingly, the results of operations of the acquired business and the fair market values of the acquired assets and assumed liabilities were included in the Company's financial statements as of the effective date. This accounting treatment resulted in approximately $9.7 million of intangible assets that will be amortized over their estimated period of benefit. Approximately $40.9 million of acquisition cost primarily represented purchased in-process research and development projects, which was determined through known valuation techniques in the high-technology communications industry and was immediately expensed in the period of acquisition because technological feasibility had not been established and no alternative commercial use had been identified.

         To date, inflation has not had a material impact on the Company's financial results.

         The Company presently intends to retain any earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. If and when dividends are paid, such payment will be made in Danish kroner.

BUSINESS ENVIRONMENT AND RISK FACTORS

      The Company's future operating results may be affected by various trends and factors, which the Company must successfully manage in order to achieve favorable operating results. In addition, there are trends and factors that are beyond the Company's control that may affect its operations.

      Such trends and factors include, without limitation, the following: conditions within the networking industry, and economic conditions generally; rapid technological change, frequent product introductions, changes in customer needs and evolving industry standards, which require that the Company continue to add engineering refinements to its existing products and develop and introduce new products which achieve market acceptance; difficulties or delays in the development, production and marketing of products, including, without limitation, any failure to ship new products and technologies when anticipated and a failure of manufacturing economies to develop when planned; fluctuations in the Company's revenues and operating results from quarter to quarter, due to a variety of factors, including, among others, the timing of significant orders, the timing of product introductions by the Company or its competitors, variations in net revenues by product and distribution channel, increased price and other competition, and decisions by distributors and OEMs as to the quantity of the Company's products to be maintained in inventories; pricing, purchasing, operational and promotional decisions by distributors, value added resellers and OEMs, which could affect their supply of, or end-user demand for, the Company's products; the absence of long-term obligations on the part of distributors and OEMs to purchase products from the Company (and the implicit risk of any unanticipated declines in sales to any of the Company's material customers for competitive reasons or because of the internalization of production of products purchased from the Company on an OEM basis); the Company's shipment of products shortly after receipt of a purchase order, with the result that a substantial portion of the Company's revenues for any quarter results from orders received during such quarter, and minor shifts in the timing of purchase orders can have a significant effect on net sales for any quarter; the Company's failure to accurately anticipate the demand for its products, due to, among other things, the fact that the Company's expectations of future net sales as well as its expenditures are based largely on its own estimate of future demand and not on firm customer orders; declines in the demand for Desktop Network Interface cards, which accounted for approximately 53.9% of the Company's net sales during 1997; the effect that consolidation in the LAN industry may have on the competitive position of the Company and its revenues and operating results; the acquisition of assets and businesses and the making or incurring of any expenditures and expenses in connection therewith, including, without limitation, any research and development expenses relating thereto; the ability of the Company to reduce product and other costs; the activities of any parties with whom the Company has an agreement or understanding, including, without limitation, issues affecting joint development projects in which the Company is a participant; unexpected changes in regulatory requirements, tariffs and other trade barriers, longer accounts receivable payment cycles and other risks associated with international operations; the ability or inability of the Company to hedge against foreign currency, exchange rates and fluctuations in such rates; and a change in the value of the U.S. dollar (the Company's functional currency) relative to other currencies.

      In light of the foregoing factors, as well as other factors affecting the Company's operating results, past trends should not be used by investors or others to anticipate future trends, and prior operating performance may not be an accurate indicator of future performance.


ITEM 10. OFFICERS AND DIRECTORS OF THE REGISTRANT.

         As of May 8, 1998, the members of the Company's Board of Directors, the executive officers of the Company, and other key employees are as follows:

Name                                      Age       Position
----                                      ---       --------
Jan Bech...........................       58        Chairman of the Board of Directors
Bo F. Vilstrup.....................       55        Deputy Chairman of the Board of Directors
Lars Stig Nielsen..................       56        President, Chief Executive Officer
                                                    and Member of the Board of Directors
Frank G. Petersen..................       65        Member of the Board of Directors
Michael J. Peytz...................       41        Member of the Board of Directors
Anders Knutsen.....................       51        Member of the Board of Directors
Soren Bjerre-Nielsen...............       45        Member of the Board of Directors

Boje Rinhart.......................       49        Executive Vice President and Chief Financial Officer
Niels Christian Furu...............       41        Executive Vice President and Chief Operating Officer
Niels E.L. Jorgensen...............       41        Chief Technology Officer and Vice-President of
                                                    Research, Development and Engineering
Per Bruno Larsen ..................       46        Executive Vice President of Global Marketing of the
                                                    Company and President of Olicom, Inc.
David F. Burkey....................       39        Chief Operating Officer and Chief Financial Officer of
                                                    Olicom, Inc.
Jorgen Hog.........................       51        Vice-President of Network Product Marketing
Steen B. Lohse.....................       36        Vice-President of Sales, Europe, Middle East & Africa
Prem Athwal .......................       39        Vice-President of Sales, Asia-Pacific
Mette R.L. Fogt....................       35        Director of Legal Affairs
Kristian Thyregod..................       36        Vice-President of Corporate Marketing

Claus Christensen..................       36        President of Lasat Communications A/S


         Mr. Bech has been Chairman of the Company's Board of Directors since 1985. He serves as Chairman of the Board and Managing Director of ARCO-TECH Ltd., a company engaged in the business of consulting in strategic marketing. Mr. Bech previously served as a Vice-President of Ing. C. Olivetti & C., S.p.A., with responsibility for its commercial activities in Scandinavia (from 1985 to 1992).

         Mr. Vilstrup has been a member of the Board of Directors since 1992 and Deputy Chairman of the Board since 1994. He is an attorney and has been a partner in the law firm of Lett, Vilstrup & Partnere, Copenhagen, Denmark, since 1972.

         Mr. Stig Nielsen is the founder of the Company and has held the positions of President, Chief Executive Officer and member of the Board of Directors since 1985.

         Mr. Petersen has been a director of the Company since 1996. He was employed by IBM from 1957 until his retirement in 1994. At the time of his retirement, he served as Chairman and President of IBM Nordic AB, with responsibility for IBM's commercial activities in Scandinavia.

         Mr. Peytz has been a director of the Company since 1996. He has served as Managing Director and Chief Executive Officer of EuroCom Industries A/S since 1997. Mr. Peytz previously served as Division Director for Alcatel Kirk A/S, with responsibility for Alcatel's space electronics business in Denmark (from 1994 to 1997). He previously was a management consultant with McKinsey & Company (from 1985 to 1994).

         Mr. Knutsen has been a director of the Company since 1997. He has served as Managing Director and Chief Executive Officer of Bang & Olufsen A/S since 1991, a company that develops and markets audio and visual products.

         Mr. Bjerre-Nielsen has been a director of the Company since May 7, 1998. He has served as Vice Executive Officer and Chief Financial Officer of Danisco A/S (since 1995), a food ingredients conglomerate. Prior thereto, he was a state-authorised Public Accountant and has been a partner in Deloitte & Touche (from 1982 to 1995) and managing partner from 1986 to 1995. Mr. Bjerre-Nielsen is also a director of Velux Industri A/S and Velux A/S, companies engaged in the business of global manufacturing of skylights.

         Mr. Rinhart has been employed by the Company since 1995, as Executive Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Rinhart was a partner in the management consulting firm of Hjorth & Rinhart (from 1986 to 1995).

         Mr. Furu has been employed by the Company since May 4, 1997 as Executive Vice President and Chief Operating Officer. Prior to joining the Company, Mr. Furu served as Vice-President of IBM Denmark A/S and Director of Nordic PC Sales (from 1995 to 1997). Prior thereto, he served as Director of Sales for Finance and Telecommunications for IBM Denmark A/S (from 1993 to 1995) and as Assistant to the General Manager of Marketing, IBM Europe (from 1991 to
1993).

         Mr. Jorgensen has been employed by the Company since 1988 and became Chief Technology Officer in April 1998. He has had primary responsibility for the Company's Project Development Group since joining the Company, and served as Director of Engineering from 1990 and became Vice-President of Research, Development and Engineering in November 1994.

         Mr. Larsen has been employed by the Company since April 1998, as Executive Vice President of Global Marketing, and President of Olicom, Inc. Prior to joining the Company, he served as Vice-President, Brand Marketing, Mobile Computing with IBM Corporation (from 1994 to 1998). Prior thereto, he held various positions within IBM.

         Mr. Burkey has served as Chief Financial Officer (since 1996), and as Chief Operating Officer (since April 1998) of Olicom, Inc. Prior to joining the Company, Mr. Burkey served as Senior Operations Finance Manager of Northern Telecom, USA (from 1993 to 1994), and as Senior Finance Manager of Northern Telecom, USA (from 1994 to 1996).

         Mr. Hog has been employed by the Company since 1994, having served as its Director of Business Development. In May 1996, Mr. Hog became Vice-President of Strategic Marketing. Prior to joining the Company, Mr. Hog was the President of CR Systems A/S, a Danish data communications company.

         Mr. Lohse has been employed by the Company since June 1994 and became Vice-President of Sales for Europe, Middle East & Africa (EMEA) in October 1997 after serving as Vice-President of Marketing since 1994. Prior to joining the Company, Mr. Lohse served as Director of Marketing of DDI Communications, a Danish networking company.

         Mr. Athwal was appointed Vice-President of Sales for Asia-Pacific
(APAC) in January 1998. He has been with the Company since January 1994 and has previously served as Assistant Vice-President of Corporate Marketing and earlier as Director of Commercial Marketing. Prior to joining the Company, Mr. Athwal held various marketing positions at Cray Communications in the UK and NEC in Germany.

         Ms. Fogt has served as Director of Legal Affairs since August 1997. Prior to joining the Company, Ms. Fogt served as Secretary to the Management at Jacob Holm & Sons A/S, a Danish manufacturer of fiber products, primarily for the hygiene industry (from 1995 to 1997). Prior thereto, Ms. Fogt was an attorney at the law firm Kromann & Munter (from 1988 to 1995).

         Mr. Thyregod was employed by the Company as Vice-President of Corporate Marketing in May 1998. Prior to joining the Company, Mr. Thyregod served as Vice-President Commercial Operations and Marketing Manager International Operations at Navision Software A/S, an enterprise resource planning software company (from 1995 to 1998). From 1991 to 1995, Mr. Thyregod was Marketing Manager at Datateam/Ingram Micro A/S, a network products distributor.

         Mr. Christensen has served as President of Lasat Communications A/S since 1992. Lasat Communications A/S became a subsidiary of the Company in 1996.

         All directors and members of corporate management, except Mr. Burkey, are Danish citizens. There are no family relationships among directors and executive officers of the Company or its subsidiaries.

         The Company's Articles of Association provide for a Board of Directors of four to eight members, to be elected by the shareholders to serve one-year terms. In addition, directors may be elected for four-year terms by the Company's employees, in accordance with Danish law. The statutory rights of the Company employees to elect directors have not been exercised to date. Officers of the Company serve at the discretion of the Board of Directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION AGREEMENTS

         The Company has entered into Indemnification Agreements with its directors, executive officers and key employees. Each such Indemnification Agreement provides for indemnification of the

Company's directors, executive officers and key employees to the fullest extent permitted by the Companies Act of the Kingdom of Denmark (the "Companies Act"). Additionally, Olicom, Inc., has entered into Indemnification Agreements with its directors, executive officers and key employees. Each such Indemnification Agreement provides for indemnification of the directors, executive officers and key employees of Olicom, Inc., to the fullest extent permitted by the Delaware General Corporation Law. Further, such Indemnification Agreements permit advancing attorney's fees and all other costs, expenses, obligations, fines and losses paid or incurred by a director, executive officer or key employee generally in connection with the investigation, defense or other participation in any threatened, pending or completed action, suit or proceeding or any inquiry or investigation thereof, whether conducted by or on behalf of the Company or any other party. If it is later determined that the director, executive officer or key employee is or was not entitled to indemnification under applicable law, the Company will be entitled to reimbursement by the director, executive officer or key employee.

         The Indemnification Agreements further provide that in the event of a change in control of the Company or Olicom, Inc., with respect to all matters thereafter arising concerning the rights of directors, executive officers and key employees to indemnity payments and expense advances, all determinations regarding claims will be made only by a court of competent jurisdiction or by special independent legal counsel selected by the director, executive officer or key employee and approved by the Company or Olicom, Inc., as appropriate.

         To the extent that the Board of Directors of the Company or Olicom, Inc., or their respective shareholders may in the future wish to limit or repeal the ability of the Company or Olicom, Inc., to indemnify directors, executive officers and key employees, such repeal or limitation may not be effective as to directors, executive officers and key employees who are parties to such Indemnification Agreements, because their rights to full protection will be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors, executive officers and key employees of the Company and Olicom, Inc.


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

         An aggregate of approximately $1,185,000 was paid by the Company to its directors and executive officers as a group (10 persons) for services rendered during fiscal year 1997 in all capacities, and approximately $775,000 was paid by the Company during fiscal year 1997 to its senior management, consisting of the Company's President and Chief Executive Officer, its Chief Financial Officer and its Chief Operating Officer, registered with the Commercial and Companies Agency of the Kingdom of Denmark.


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         At May 8, 1998, the Company had issued options to its employees and directors, and employees and directors of Olicom, Inc., to purchase an aggregate of 1,946,869 Common Shares. (The foregoing includes options assumed by the Company in connection with the acquisition of CrossComm.) The exercise price for such options ranges from $3.36 to $29.50. Such options terminate on various dates through May 1, 2003.

         At May 8, 1998, options to purchase an aggregate of 360,000 Common Shares were held by the directors and executive officers of the Company.


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         Contex A/S. Pursuant to a Share Purchase Agreement between the Company and Nilex dated January 23, 1996, the Company transferred and assigned to Nilex the Company's minority interest in Contex A/S (the "Contex Interest"). The purchase price for the Contex Interest was DKK 41 million (approximately $7.2 million), which resulted in a gain to the Company of approximately $2.9 million, net of taxes. The purchase price for the Contex Interest was approved by a disinterested majority of the Company's Board of Directors, on the basis of an appraisal of the value of the Contex Interest by a third party.

         See also "Officers and Directors of the Registrant -- Limitation of Liability and Indemnification Agreements."

         The Company's policy is to require that all transactions between the Company and its officers, directors and other affiliates be on terms no less favorable to the Company than could be obtained from unaffiliated third parties, and that all such transactions be approved by a majority of the disinterested members of the Company's Board of Directors.

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

ITEM 18. FINANCIAL STATEMENTS.



                          Independent Auditors' Report


The Board of Directors and Shareholders,
Olicom A/S


We have audited the accompanying consolidated balance sheets of Olicom A/S and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Olicom A/S and subsidiaries at December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles in the United States of America.


/s/ Ernst & Young

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Copenhagen, January 28, 1998

                                   Olicom A/S
                           Consolidated Balance Sheets


                                                                       DECEMBER 31
                                                                   1996           1997
                                                                 ---------      ---------
ASSETS                                                                (In thousands)
Current assets:
  Cash and cash equivalents                                      $  41,663      $  45,591
  Short-term investments (Note 4)                                    9,887            915
  Accounts receivable, less allowance of
    $1,055 in 1996 and $3,326 in 1997                               37,712         57,967
Inventories:
  Finished goods                                                    13,967         17,704
  Raw materials                                                      8,285          7,959
                                                                 ---------      ---------
                                                                    22,252         25,663

Deferred income taxes (Note 6)                                         945          1,925
Prepaid expenses and other current assets                            3,682          4,337
                                                                 ---------      ---------

Total current assets                                               116,141        136,398

Investments in affiliated companies                                      0            733

Property and equipment:
  Leasehold improvements                                             2,280          2,970
  Equipment                                                         17,740         31,809
                                                                 ---------      ---------
                                                                    20,020         34,779
Accumulated depreciation                                            (8,988)       (18,751)
                                                                 ---------      ---------

                                                                    11,032         16,028

Goodwill, net of accumulated amortization of
   $376 in 1996 and $1,262 in 1997                                     751          9,172
                                                                 ---------      ---------
Total assets                                                     $ 127,924      $ 162,331
                                                                 =========      =========


See accompanying notes

                                   Olicom A/S
                           Consolidated Balance Sheets

                                                                           DECEMBER 31
                                                                      1996            1997
                                                                    ---------      ---------
                                                                         (In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                  $  16,469      $  18,815
  Accrued payroll and related expenses                                  3,424          4,092
  Accrued product warranty expense                                        823          1,118
  Deferred revenue                                                          0          2,942
  Other accrued expenses                                                6,448          8,834
  Income taxes payable                                                  2,570             45
                                                                    ---------      ---------
Total current liabilities                                              29,734         35,846

Minority interest                                                         681            926

Shareholders' equity:
 Common stock, DKK 0.25 nominal value
  Authorized and issued - 15,938 in 1996 and 18,495 in 1997               614            712
  Additional paid-in capital                                           52,348        102,633
  Retained earnings                                                    56,849         38,728
  Treasury stock - 1,255 in 1996 and  940 in 1997                     (11,831)       (14,988)
  Unearned compensation                                                     0         (1,594)
  Currency translation adjustments                                          0              0
  Unrealized gains/(losses) (Note 4)                                     (471)            68
                                                                    ---------      ---------

Total shareholders' equity                                             97,509        125,559
                                                                    ---------      ---------

Total liabilities and shareholders' equity                          $ 127,924      $ 162,331
                                                                    =========      =========



See accompanying notes

                                   Olicom A/S
                        Consolidated Statements of Income

                                                                           YEAR ENDED DECEMBER 31
                                                                      1995            1996           1997
                                                                    ---------      ---------      ---------
                                                                                (In thousands
                                                                           except per share amounts)

Net sales                                                           $ 127,469      $ 168,228      $ 238,229
Cost of sales                                                          65,191         95,236        123,195
                                                                    ---------      ---------      ---------
Gross profit                                                           62,278         72,992        115,034
                                                                    ---------      ---------      ---------
Operating expenses:
Sales and marketing                                                    31,660         40,496         53,754
Research and development                                                9,193         12,852         17,748
General and administrative                                              5,662          8,250         11,032
Acquisition-related expenses                                                0          3,787         40,917
                                                                    ---------      ---------      ---------
Total operating expenses                                               46,515         65,385        123,451
                                                                    ---------      ---------      ---------
Income from operations                                                 15,763          7,607         (8,417)

Interest and other financial income                                     4,580          2,446          3,663
Interest and other financial expense                                   (1,283)          (915)          (697)
Foreign currency gains/(losses)                                           (31)           675         (1,736)
Related party gain on sale of investment (Note 10)                          0          2,878              0
                                                                    ---------      ---------      ---------
Income before income taxes                                             19,029         12,691         (7,187)

Income taxes (Note 6)                                                   6,223          4,727         10,689
                                                                    ---------      ---------      ---------
Income before minority interest in income
of consolidated subsidiary                                             12,806          7,964        (17,876)

Minority interest in income of consolidated subsidiary                      0            539            245
                                                                    ---------      ---------      ---------

Net income                                                          $  12,806      $   7,425      $ (18,121)
                                                                    =========      =========      =========

Basic earnings per share                                            $    0.88      $    0.51      $   (1.15)
                                                                    =========      =========      =========
Weighted average shares outstanding                                    14,582         14,653         15,821
                                                                    =========      =========      =========
Diluted earnings per share                                          $    0.87      $    0.50      $   (1.15)
                                                                    =========      =========      =========
Weighted average shares outstanding including
common stock equivalents in 1995 and 1996                              14,748         14,786         15,821
                                                                    =========      =========      =========


See accompanying notes

                                   Olicom A/S
                           Consolidated Statements of
                              Shareholders' Equity


                                                                                              Currency
                                            Additional                            Unearned    transla-      Unrealized
                                    Common     paid-in    Retained    Treasury     Compen-    tion ad-          gains/
                                    stock      capital    earnings       stock      sation   justments        (losses)     Total
----------------------------------------------------------------------------------------------------------------------------------
                                                                          (In thousands)

BALANCE AT DEC. 31, 1994             $ 610    $ 51,758    $ 36,618   $ (9,903)   $      0       $ 186       $ (1,078)   $  78,191

Net income for 1995                                         12,806                                                         12,806
Purchase of treasury stock -
   257 common stock                                                    (2,400)                                             (2,400)
Options exercised -
   31 common stock                                  (4)                   283                                                 279
Change in unrealized gains/(losses)                                                                              820          820
Currency translation adjustments                                                                  431                         431
                                -------------------------------------------------------------------------------------------------
BALANCE AT DEC. 31, 1995             $ 610    $ 51,754    $ 49,424  $ (12,020)   $      0       $ 617       $   (258)   $  90,127

Net income for 1996                                          7,425                                                          7,425
Purchase of treasury stock -
   3 common stock                                                         (28)                                                (28)
Options and warrants exercised -
   23 common stock                                 (10)                   217                                                 207
Warrants exercised -
   101 common stock                      4         604                                                                        608
Change in unrealized gains/(losses)                                                                             (213)        (213)
Currency translation adjustments                                                                 (617)                       (617)
                                --------------------------------------------------------------------------------------------------
BALANCE AT DEC. 31, 1996             $ 614    $ 52,348    $ 56,849  $ (11,831)   $      0       $   0       $   (471)   $  97,509

Net income/(loss) for 1997                                 (18,121)                                                       (18,121)
Issuance of 2,537 common stock to
   acquire CrossComm                    97      38,691                                                                     38,788
Issuance of 1,023 warrants to
   acquire CrossComm                             3,806                                                                      3,806
Exchange of vested CrossComm
   options for Olicom options                    3,834                                                                      3,834
Exchange of unvested CrossComm
   options for Olicom options                    1,859                             (1,859)                                      0
Purchase of treasury stock -
   630 common stock                                                   (15,716)                                            (15,716)
320 common stock sold through offering
   at Copenhagen Stock Exchange                  5,295                  3,030                                               8,325
Options exercised -
   626 common stock                             (3,326)                 9,529                                               6,203
Warrants exercised -
   20 common stock                       1         126                                                                        127
Change in unrealized gains/(losses)                                                                              539         539
Amortization of unearned compensation                                                 265                                     265
                                     ---------------------------------------------------------------------------------------------
BALANCE AT DEC. 31, 1997             $ 712   $ 102,633    $ 38,728  $ (14,988)   $ (1,594)      $   0       $     68    $ 125,559
                        ----------------------------------------------------------------------------------------------------------

See accompanying notes

                                   Olicom A/S
                      Consolidated Statements of Cash Flows


                                                                        YEAR ENDED DECEMBER 31
                                                                   1995          1996          1997
                                                                 --------      --------      --------
                                                                           (In thousands)
OPERATING ACTIVITIES
Net income                                                       $ 12,806      $  7,425      $(18,121)
Adjustments to reconcile net income to net
  cash provided by (used in) operating activities:
   Depreciation and amortization                                    2,478         3,585         6,216
   Non cash compensation                                                0             0           265
   Gain on sale of investment                                           0        (2,878)         (121)
   Deferred income taxes                                            1,588          (930)         (980)
   Minority interest in earnings                                        0           539           245
   Equity in net income of affiliates                                (692)            0          (206)
   Acquisition-related expenses                                         0         2,170        40,917
   Changes in operating assets and liabilities:
     Accounts receivable                                           (2,494)        2,572       (15,716)
     Inventories                                                  (16,117)       12,375           (98)
     Prepaid expenses and other current assets                     (1,924)         (303)       (2,198)
     Accounts payable                                              10,486        (6,285)       (4,757)
     Accrued payroll and related expenses                             584        (3,298)          241
     Accrued product warranty expense                                (427)          119          (886)
     Deferred revenue                                                   0             0          (638)
     Other accrued liabilities                                     (5,367)        2,509         8,180
     Income taxes payable                                             209           901          (371)
                                                                 --------      --------      --------
Net cash provided by operating activities                           1,130        18,501        11,972

INVESTING ACTIVITIES
Capital expenditures                                              (13,780)       (8,199)       (8,132)
Proceeds from sale of property and equipment                       12,666             0           136
Proceeds from sale of investments                                       0         7,193        42,089
Business acquisitions - net of cash acquired
  and other investments                                                 0        (2,545)      (40,161)
                                                                 --------      --------      --------
Net cash used in investing activities                              (1,114)       (3,551)       (6,068)


See accompanying notes

                                   Olicom A/S
                Consolidated Statements of Cash Flows (continued)


                                                                          YEAR ENDED DECEMBER 31
                                                                     1995          1996          1997
                                                                   --------      --------      --------
                                                                            (In thousands)

FINANCING ACTIVITIES
Change in short-term borrowings                                    $    549      $ (6,451)     $      0
Proceeds from sale of treasury stock -
  Copenhagen Stock Exchange                                               0             0         8,325
Proceeds from options and warrants exercised                            279           816         6,330
Purchase of treasury stock                                           (2,400)          (28)      (15,716)
                                                                   --------      --------      --------

Net cash used in financing activities                                (1,572)       (5,663)       (1,061)
Effects of exchange rates on cash                                        76          (689)         (915)
                                                                   --------      --------      --------
Net increase (decrease) in cash and cash equivalents                 (1,480)        8,598         3,928
Cash and cash equivalents at beginning of year                       34,545        33,065        41,663
                                                                   --------      --------      --------


Cash and cash equivalents at end of year                           $ 33,065      $ 41,663      $ 45,591
                                                                   ========      ========      ========

Interest paid during the year                                      $    321      $    187      $     58
                                                                   ========      ========      ========
Income taxes paid during the year                                  $  4,730      $  4,819      $ 10,645
                                                                   ========      ========      ========

     In 1997, the Company exercised an option to acquire 35% of the equity in Digianswer A/S, through conversion of a note receivable, recorded at December 31, 1996, at $681. The acquisition of CrossComm Corporation was completed partly as a non-cash transaction. See Note 2.



See accompanying notes

                                   Olicom A/S

                   Notes to Consolidated Financial Statements

1. ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
     The Company is a world-wide vendor of Asynchronous Transfer Mode, Token Ring, Ethernet and multi-protocol routing products used in local area and wide area networks. The Company designs, develops, markets and supports software and hardware products which permit computer users operating different types of equipment to communicate, exchange data and share computing resources.

REPORTING CURRENCY
     Although the Company and its subsidiaries maintain their books and records in local currencies, as required by law, the Consolidated Financial Statements have been prepared in U.S. dollars because the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiaries conduct their operations.

     The majority of the Company's sales are billed and collected in U.S. dollars, and the majority of the Company's purchases of raw materials and finished goods inventories are invoiced and paid in U.S. dollars.

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of Olicom A/S and its majority- owned subsidiaries (the Company). The Company's investments in 20-50% owned companies are accounted for by the equity method of accounting.

USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, which affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     The Company's inventories and capitalized technologies consist primarily of items which are susceptible to technological obsolescence, a fact which has been considered in determining asset valuation reserves as of December 31, 1997. However, in the event of certain circumstances, such as the emergence of otherwise unforeseen new technologies and significant changes in anticipated market requirements and conditions, additional reserves related to assets held as of December 31, 1997 could be required in the future.

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

GOODWILL
     Cost in excess of net assets of businesses acquired (goodwill) represents the unamortized excess of the cost of acquiring a business over the fair value of the assets acquired at the date of acquisition. Amortization is computed by the straight-line method over the estimated life of the benefit received, which is five to seven years.

     On an annual basis, an impairment test is performed on the basis of future undiscounted operating cash-flows expected in respect of the assets to which the goodwill relates. Should the amount of these undiscounted operating cash-flows exceed the carrying amount of the related assets, an impairment write-off would be recorded based on discounted expected operating cash-flows.

REVENUE RECOGNITION
     Revenue is recognized when products are shipped. Service revenues are deferred and recognized ratably over the contractual periods. Certain sales have been made allowing a limited right of return; however, the Company has not experienced any significant amounts of such returns.

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

EARNINGS PER SHARE
     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share". The Standard is effective for both interim and annual periods ending after December 15, 1997. The Company has adopted SFAS 128, retroactively. Accordingly, the Company has disclosed both Basic earnings per share and Diluted earnings per share for all periods presented.

     Diluted earnings per share are computed based on the weighted average number of common stock and common stock equivalents outstanding during each year. Common stock equivalents are determined under the assumption that outstanding warrants and options are exercised. Outstanding warrants and options have been included in earnings per share computations based on the treasury stock method.

      Basic earnings per share are computed based on the weighted average shares outstanding during each year.

ADVERTISING
     Costs associated with advertising the Company's products and services are expensed as incurred. Advertising costs for the years ended December 31, 1995, 1996 and 1997 approximated $1,656,000, $1,380,000 and $1,485,000, respectively.

RECENT ACCOUNTING STANDARDS
     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Accounting for Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131 (SFAS 131), "Accounting for Segment Reporting". The Standards are both effective for fiscal years beginning after December 15, 1997. SFAS 130 and SFAS 131 are not expected to have any material impact on the financial statement presentation.

2. BUSINESS COMBINATIONS
      In June 1997, the Company consummated its acquisition of CrossComm Corporation, a provider of ATM and multi-protocol router technology for mission-critical SNA/Token-Ring environments. The consideration, which was a combination of $47.6 million in cash, 2,537,423 Common Shares and 1,022,771 three-year warrants to purchase Common Shares, totalled approximately $96.0 million.

      The acquisition was accounted for as a purchase. Accordingly, the results of operations of the acquired business and the fair market values of the acquired assets and assumed liabilities were included in the Company's financial statements as of the effective date. This accounting treatment resulted in approximately $9.7 million of intangible assets that will be amortized over their estimated period of benefit. Approximately $40.9 million of the acquisition cost represented purchased in process research and development, which was determined through known valuation techniques in the high-technology communications industry and was immediately expensed in the period of acquisition because technological feasibility had not been established and no alternative commercial use had been identified.

      The following summary, prepared on a pro forma basis, combines the results of operations as if CrossComm had been acquired as of the beginning of the periods presented. The summary includes the impact of certain adjustments such as goodwill amortization and estimated changes in interest income because of cash outlays associated with the transaction and the related income tax effect:

                                                    DECEMBER 31
                                              1996                 1997
                                          -------------------------------
                                      (In thousands, except per share amounts)
                                                   (Unaudited)

Net sales                                $   213,102      $   254,781
Net income                                    (1,433)          18,832
Basic earnings per share                       (0.08)            1.11
Diluted earnings per share                     (0.08)            1.06

      The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for all periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might or might not be achieved from the combined operations.

3. WARRANTS
        In connection with the acquisition of CrossComm Corporation, the Company's shareholders approved the issuance of three-year warrants, each whole warrant being the right to acquire a Common Share at a price of $19.74 per each full Common Share. As of December 31, 1997, the Company had issued warrants to purchase 1,022,771 Common shares. During 1997, 666 warrants were exercised at a price of $19.74 per share. The holders of the remaining 1,022,105 outstanding warrants as of December 31, 1997, may exercise a warrant, at a price of $19.74 per share, no later than June 12, 2000. In the event that all or any part of the warrants are not exercised by June 12, 2000, then such warrants will expire. The warrants are listed on the Nasdaq National Market (OLCWF).

4. SHORT-TERM INVESTMENTS
     The following is a summary of available-for-sale securities held as current assets:

                                                          GROSS      GROSS
                                                          UNREALIZED UNREALIZED  BOOKED
                                              COST        GAINS      LOSSES      VALUE
                                             -------     -------     -------     -------
                                                            (In thousands)

Private US Mutual Fund                       $10,357     $ 1,050     $ 1,521     $ 9,887
                                             -------     -------     -------     -------
December 31, 1996                            $10,357     $ 1,050     $ 1,521     $ 9,887
                                             =======     =======     =======     =======
Equity securities                            $   847     $   127     $    59     $   915
                                             -------     -------     -------     -------
December 31, 1997                            $   847     $   127     $    59     $   915
                                             =======     =======     =======     =======

     The net adjustment to unrealized holding gains/(losses) on available-for-sale short-term investments included as a separate component of shareholders' equity totalled $(258,000), $(471,000) and $68,000 in 1995, 1996 and 1997, respectively.

5. LINES OF CREDIT
     The Company has unsecured lines of credit with two banks, providing maximum facilities as of December 31, 1996 and 1997 of $11.0 million and $10.7 million, respectively. The unused element thereof as of December 31, 1996 and 1997, amounted to $11.0 million and $10.7 million, respectively.

6. INCOME TAXES
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 and 1997 are as follows:


                                                                   1996          1997
                                                                 --------      --------
                                                                     (In thousands)
Deferred tax liabilities
  Tax over book depreciation                                     $  1,105      $  1,497
  Inventory write down                                                223           646
  Other                                                                55           819
                                                                 --------      --------
                                                                    1,383         2,962
                                                                 --------      --------
Deferred tax assets
  Book over tax depreciation                                          318           735
  Allowance for uncollectible receivables                             410           935
  Inventory valuations                                                940         3,205
  Net operating losses carried forward (NOL)                            0         9,877
  Tax credit carryforwards                                              0         1,207
  Other accruals                                                      660         3,829
                                                                 --------      --------
Deferred tax assets, gross                                          2,328        19,788
                                                                 --------      --------
  Net deferred tax liabilities (assets) before
  valuation allowance                                            $   (945)     $(16,826)
  Valuation allowance                                            $      0      $ 14,901
                                                                 --------      --------
  Net deferred tax liabilities (assets)                          $   (945)     $ (1,925)
                                                                 ========      ========



      The deferred tax asset valuation allowance, taken over at the acquisition of CrossComm, is primarily attributed to U.S. federal and state deferred tax assets. Management believes sufficient uncertainty exists regarding the realizability of these items that a valuation allowance is required.

      At December 31, 1997, the Company has net operating loss and tax credit carry forwards of approximately $25.5 million and $1.2 million, respectively, for U.S. federal income tax purposes that expire in 2009 through 2011.

      For financial reporting purposes, income before income taxes includes the following components:

                                     1995          1996          1997
                                   --------      --------      --------
                                            (In thousands)
Pretax income:
  Denmark                          $ 19,167      $  9,034      $(31,813)
  United States                        (138)        3,657        24,626
                                   --------      --------      --------
                                   $ 19,029      $ 12,691      $ (7,187)
                                   ========      ========      ========




      Significant components of the provision for income taxes are as follows:

                                     1995          1996          1997
                                   --------      --------      --------
                                              (In thousands)
Current:
  Denmark                          $  4,312      $  3,468      $  1,090
  United States                         323         2,189        10,579
                                   --------      --------      --------
                                      4,635         5,657        11,669
                                   --------      --------      --------

Deferred:
  Denmark                             1,822          (101)        1,312
  United States                        (234)         (829)       (2,292)
                                   --------      --------      --------
                                      1,588          (930)         (980)
                                   --------      --------      --------
                                   $  6,223      $  4,727      $ 10,689
                                   ========      ========      ========

      The reconciliation of income tax computed at the Danish statutory tax rates to income tax expense is:

                                                       1995                        1996                        1997
                                             ----------------------      ----------------------      ----------------------
                                                                              (In thousands)
                                                                 %                           %                           %

Danish tax                                   $  6,470            34      $  4,315            34      $ (2,444)          (34)
Goodwill amortization                             125             1           247             2           411             6
Acquisition-related expenses                        0             0           336             2        12,827           179
Benefit of foreign tax relief                     (58)           (0)         (117)           (1)         (112)           (2)
United States taxes net of credits                 44             0           118             1             0             0
Other net                                        (358)           (2)         (172)           (1)            7             0
                                             --------      --------      --------      --------      --------      --------


                                             $  6,223            33      $  4,727            37      $ 10,689           149
                                             ========      ========      ========      ========      ========      ========


     Undistributed earnings of the Company's United States subsidiaries amounted to $71.5 million in 1997. Those earnings are considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends, the amount thereof would be subject only to withholding tax at a rate of 5% in accordance with the provisions of the Denmark/United States double tax treaty.

7. EMPLOYEE STOCK OPTION PLANS
     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options and warrants. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

1994, 1996 AND 1997 SHARE INCENTIVE PLANS
     The Company's 1994, 1996 and 1997 Share Incentive Plans have authorized the grant of options to directors, executives and key employees for up to 425,000, 1,000,000 and 2,000,000 shares, respectively, of the Company's common stock. The majority of options granted have 5 year terms and vest and become fully exercisable at the end of 4 years of continued employment. Some options have been granted with a half year term and vest and become fully exercisable at the end of a half year of continued employment.

CROSSCOMM STOCK OPTIONS EXCHANGED FOR OLICOM STOCK OPTIONS
     At the acquisition of CrossComm approximately 1,500,000 CrossComm stock options were exchanged for 905,511 Olicom stock options ("CrossComm options"), with comparable exercise prices and terms.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995, 1996 and 1997; risk-free interest rates of 5.0%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0.4; 25% of these options granted are expected to expire without being exercised; and weighted-average expected life of the options of 5 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                                                          1995           1996            1997
                                                       ----------     ----------     ----------
                                                       (In thousands, except earnings per share)

Net income - as reported                               $   12,806     $    7,425     $  (18,121)
Net income - pro forma                                 $   12,791     $    7,156     $  (20,307)
Basic earnings per share - as reported                 $     0.88     $     0.51     $    (1.15)
Basic earnings per share - pro forma                   $     0.88     $     0.49     $    (1.28)
Diluted earnings per share - as reported               $     0.87     $     0.50     $    (1.15)
Diluted earnings per share - pro forma                 $     0.87     $     0.48     $    (1.28)
                                                       ----------     ----------     ----------

      A summary of the Company's stock option activity, and related information for the three years ended December 31, 1997, follows:

                                       Outstanding      Exercisable       Weighted-average   Weighted-average
                                       number  of       number of             exercise        fair value of
                                         options          options               price         option granted
                                         -------          -------              -------        --------------

      January 1, 1995                     323,500                           $       9
      Granted                              30,000                                   9             $ 3.24
      Exercised                           (31,000)                                  9
      Expired                             (31,000)                                  9
                                         --------                                   -
      December 31, 1995                   291,500           47,250                  9

      Granted                             466,100                               11.49             $ 3.63
      Exercised                           (23,000)                                  9
      Expired                             (68,875)                                  9
                                         --------                                   -
      December 31, 1996                   665,725           77,875              10.74

      CrossComm options                   905,511                               10.52
      Granted                             710,200                               14.79             $ 6.36
      Exercised                          (589,794)                               9.98
      Expired                            (170,814)                              16.87
                                        ---------                           ---------
      December 31, 1997                 1,520,828          326,699          $   12.11
                                        =========        =========          =========

The following table summarizes the status of the Company's stock options, outstanding and exercisable at December 31, 1997:

                                   Outstanding    Weighted-average Weighted-average  Exercisable   Weighted-average
      Range of                     number  of        remaining         exercise       number of       exercise
      Exercise Prices                shares       contractual life       price          shares          price
      ---------------              --------------------------------------------------------------------------------
      $  1.00 - $  3.50                  268         3.73 years           $  3.36           268        $  3.36
      $  8.00 - $  9.00              344,813         8.19 years           $  8.43       168,314        $  8.43
      $  9.00 - $  9.50              138,175         0.50 years           $  9.00        82,250        $  9.00
      $  9.50 - $ 10.00               34,060         9.03 years           $  9.87        17,991        $  9.87
      $ 11.00 - $ 17.50              984,174         2.18 years           $ 14.06        48,525        $ 11.44
      $ 14.50 - $ 16.00               10,414         9.16 years           $ 14.71         1,749        $ 14.66
      $ 19.00 - $ 23.50                8,924         7.18 years           $ 22.18         7,602        $ 22.29
                                   ---------                                          ---------
                                   1,520,828                                            326,699

8. EMPLOYEE BENEFIT PLANS

        The Company's subsidiaries in the U.S. have a 401(k) Plan. The Plan has been in place since May 1, 1993. Effective January 1, 1997, the Plan allows for both the Company and eligible employees to contribute. All employees over 21 years of age are eligible to participate. The Company's contribution equals 50% of an employee's contribution that does not exceed 6% of compensation. The Company's contribution expenses for 1996 and 1997, were $0 and $255,759, respectively.

        The Company does not provide its employees with other post-retirement and post-employment benefits.

9. LEASE COMMITMENTS
      The Company leases its headquarters and main warehouse facility under noncancellable operating leases which expire during the period from 2006 to 2008. The leases contain escalation clauses. Additionally, the Company and its subsidiaries are lessees in other noncancellable lease arrangements for office buildings and warehouses, expiring on different dates.

       The total future minimum lease payments under the foregoing leases at December 31, 1997, are:

                                        Headquarters     Other         Total
                                        ------------     -----         -----
                                                (In thousands)

              1998                       $ 1,996        $ 1,896       $ 3,892
              1999                         2,041          2,128         4,169
              2000                         1,852          1,936         3,788
              2001                         1,899          1,556         3,455
              2002                         1,947          1,862         3,809
              Remaining                   10,900          4,834        15,734
                                        --------       --------      --------

                                        $ 20,635       $ 14,212      $ 34,847
                                        ========       ========      ========


Total lease amounts charged to expense are $ 1,420,000 in 1995, $ 2,469,000 in 1996 and $3,594,000 in 1997.

10. RELATED PARTY TRANSACTIONS
      On January 23, 1996 the Company completed the sale of its 35.6% investment in Contex A/S to Nilex Systems ApS, a related party, for a cash consideration of $7.2 million (DKK 41.0 million). The sale resulted in a gain of $2,878,000 net of taxes.

11. SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS
      The Company currently operates in one principal industry segment: the design and marketing of Asynchronous Transfer Mode, Token-Ring, Ethernet and multi-protocol routing products. Export sales to unaffiliated customers were divided as follows:

                                                               1995           1996           1997
                                                              -------        -------        -------
                                                                          (In thousands)
        INCLUDED IN US OPERATIONS:
        Canada                                                $ 2,147        $ 1,181        $ 2,804
        South America                                         $     0        $ 1,710        $ 1,707
        Europe                                                $     0        $     0        $ 3,925
        Pacific Basin & other                                 $     0        $   223        $   246

        INCLUDED IN DANISH OPERATIONS:
        United States                                         $     0        $   637        $ 4,519
        United Kingdom                                        $20,517        $19,437        $20,477
        Europe (other than Denmark and United Kingdom)        $38,434        $58,323        $69,456
        Pacific Basin & other                                 $ 7,717        $ 8,628        $ 8,429

      Sales to one customer exceeded 10% of sales in the year 1995, amounting to $13.9 million. In the year 1996, no single customer exceeded 10% of sales. In the year 1997, sales to a single customer exceeded 10% of sales, amounting to $24.7 million.

      Information about the Company's operations by geographic areas is as follows:


                                      DANISH            US               ELIMI-             CONSO-
                                      OPERATIONS        OPERATIONS       NATIONS            LIDATED
                                      ---------         ---------        ---------         ---------
                                                              (In thousands)
1997
Net sales:

Customers                             $ 125,960         $ 112,269        $       0         $ 238,229
Intercompany                             63,128             6,076          (69,204)                0
                                      ---------         ---------        ---------         ---------

Total                                 $ 189,088         $ 118,345        $ (69,204)        $ 238,229
                                      =========         =========        =========         =========


Operating income                      $ (30,181)        $  22,955        $  (1,191)        $  (8,417)
                                      =========         =========        =========         =========


Identifiable assets                   $ 130,325         $  74,162        $ (42,156)        $ 162,331
                                      =========         =========        =========         =========

                                      DANISH            US               ELIMI-             CONSO-
                                      OPERATIONS        OPERATIONS       NATIONS            LIDATED
                                      ---------         ---------        ---------         ---------
                                                              (In thousands)
1996
Net sales:

Customers                             $106,507        $ 61,721        $      0         $168,228
Intercompany                            34,136               0         (34,136)               0
                                      --------        --------        --------         --------

Total                                 $140,643        $ 61,721        $(34,136)        $168,228
                                      ========        ========        ========         ========



Operating income                      $  4.918        $  3,657        $   (968)        $  7,607
                                      ========        ========        ========         ========


Identifiable assets                   $102,938        $ 29,840        $ (4,854)        $127,924
                                      ========        ========        ========         ========


                                      DANISH            US               ELIMI-             CONSO-
                                      OPERATIONS        OPERATIONS       NATIONS            LIDATED
                                      ---------         ---------        ---------         ---------
                                                              (In thousands)
1995
Net sales:

Customers                             $ 75,307        $ 52,162         $      0         $127,469
Intercompany                            41,382               0          (41,382)               0
                                      --------        --------         --------         --------


Total                                 $116,689        $ 52,162         $(41,382)        $127,469
                                      ========        ========         ========         ========



Operating income                      $ 17,896        $   (138)        $ (1,995)        $ 15,763
                                      ========        ========         ========         ========


Identifiable assets                   $110,904        $ 29,722         $(13,299)        $127,327
                                      ========        ========         ========         ========

12. FINANCIAL INSTRUMENTS


A. FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

              Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

              Short-term investments: The fair values for short-term investments are based on quoted market prices.

              Foreign currency exchange contracts: The fair value of the Company's foreign currency exchange contracts are based on quoted market prices.

              Foreign currency options: The fair value of the Company's foreign currency options are based on quoted market prices.

The carrying amounts and fair values of the Company's financial instruments at December 31, 1996 and 1997 are as follows:

                                                           1996                           1997
                                                  -----------------------        -----------------------
                                                  Carrying        Fair          Carrying         Fair
                                                   amount         value          amount          value
                                                  --------       --------        --------       --------
                                                                       (In thousands)

    Cash and cash equivalents                     $ 41,663       $ 41,663        $ 45,591       $ 45,591
    Short-term investments                           9,887          9,887             915            915
    Foreign currency exchange contract                   0          (259)               0          (222)
    Foreign currency options                             0              0               0              0



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

      At December 31, 1996 and 1997 the stated or notional amounts of the Company's outstanding off-balance sheet financial instruments were as follows:

                                                            1996           1997
                                                          --------       --------
                                                                (In thousands)

      Forward currency exchange contracts                 $ 12,000       $ 12,000
      Foreign currency purchased options                         0              0
      Foreign currency sold options                              0              0



C. CONCENTRATIONS OF CREDIT RISK
      The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable.

      Cash is maintained with major banks in Denmark and the United States. Foreign currency exchange contracts and options are entered into with a major bank in Denmark.

      The Company markets its products principally to distributors, value added resellers and original equipment manufacturers in the computer industry.

      Concentrations of credit risk with respect to accounts receivable from customers located outside Denmark are limited under the terms of an agreement entered into with the company "EKR CreditInsurance A/S". This agreement guarantees up to 90% of the amount of the related receivables. The amounts so covered at December 31, 1996 and 1997 were $19,645,000 and $23,791,000, respectively.

13. LITIGATION
      From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of December 31, 1997, the Company is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material adverse effect on the Company's results of operations or financial position.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

              (a) The following consolidated financial statements are filed as part of this Annual Report:


                                                                                                         Page no
                                                                                                         -------
1.  Consolidated Financial Statements
    Report of Independent Auditors                                                                           35
    Consolidated Balance Sheets at December 31, 1996 and 1997                                                36
    Consolidated Statements of Income for the years
         ended December 31, 1995, 1996 and 1997                                                              38
    Consolidated Statements of Shareholders' Equity for the years
         ended December 31, 1995, 1996 and 1997                                                              39
    Consolidated Statements of Cash Flows for the years
         ended December 31, 1995, 1996 and 1997                                                              40
    Notes to Consolidated Financial Statements                                                               42


         All other supplementary schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

              (b) The following exhibits are filed as part of this Annual
         Report:

      Exhibit
      Number                      Description of Exhibits
      ------                      -----------------------
       1.1 --   Articles of Association of the Company, as amended (1).

       1.2 --   Rules of Procedure for the Board of Directors.

       2.1 --   1994 Share Incentive Plan, as amended (2).

       2.2 --   1996 Share Incentive Plan (3).

       2.3 --   1997 Share Incentive Plan (3).

       3.1 --   Agreement of Substitution (License Agreement) dated as of
                September 1, 1990, between Willemijn Houdstermaatschappij BV and the Company (4).+

       3.2 --   Form of Indemnification Agreement between the Company
                and/or Olicom, Inc.) and Jan Bech, Lars Stig Nielsen, Bo Vilstrup,
                Frank G. Petersen, Michael Peytz, Soren Bjerre-Nielsen, Boje Rinhart,
                Niels Jorgensen, Jorgen Hog, Steen B. Lohse, Per Bruno Larsen,
                David F. Burkey, Claus Christensen and Niels Christian Furu (4).

       3.3 --   Service Contract dated August 31, 1992, between the
                Company and Lars Stig Nielsen (4).

       3.4 -- Trademark Agreement effective as of September 2, 1992, between the Company and Ing. C. Olivetti & C., S.p.A. (4).

       3.5 -- Amendment to Trademark Agreement dated June 10, 1993, between the Company and Ing. C. Olivetti & C., S.p.A. (5).

       3.6 -- License Agreement dated October 19, 1988, between the Company and Texas Instruments France, as amended by Amendment to License Agreement dated November 29, 1989, together with
                Texas Instruments Program License Agreement dated October 11,
                1989, between the Company and Texas Instruments A/S,
                Amendment to License Agreements dated October 6, 1992, between the Company and Texas Instruments France, and Amendment to License Agreement(s) dated January 1, 1992, between the Company and Texas Instruments Trade Corporation (4).+

       3.7 --   Share Purchase Agreement dated January 23, 1996, between the Company and Nilex Systems ApS.(1).

       3.8 --   Agreement and Plan of Reorganization dated as of March
                20, 1997, among the Company, PW Acquisition Corporation and
                CrossComm Corporation (1).

   -------------

       (1) Incorporated herein by reference to the Company's registration statement on Form F-4, registration no. 333-24655.

       (2) Incorporated herein by reference to the Company's registration statement on Form S-8, registration no. 33-93684.

       (3) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, file no. 0-20738.

       (4) Incorporated herein by reference to the Company's registration statement on Form F-1, registration no. 33-51818.

       (5) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1993, file no. 0-20738.

       +   Confidential treatment granted as to portions thereof.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   OLICOM A/S


                                   By:    /s/   Lars Stig Nielsen
                                          -------------------------------------
                                          Lars Stig Nielsen
                                          President and Chief Executive Officer


June 14, 1998

                                 EXHIBIT INDEX

      Exhibit
      Number                      Description of Exhibits
      ------                      -----------------------
       1.1 --   Articles of Association of the Company, as amended (1).

       1.2 --   Rules of Procedure for the Board of Directors.

       2.1 --   1994 Share Incentive Plan, as amended (2).

       2.2 --   1996 Share Incentive Plan (3).

       2.3 --   1997 Share Incentive Plan (3).

       3.1 --   Agreement of Substitution (License Agreement) dated as of
                September 1, 1990, between Willemijn Houdstermaatschappij BV and the Company (4).+

       3.2 --   Form of Indemnification Agreement between the Company
                and/or Olicom, Inc.) and Jan Bech, Lars Stig Nielsen, Bo Vilstrup,
                Frank G. Petersen, Michael Peytz, Soren Bjerre-Nielsen, Boje Rinhart,
                Niels Jorgensen, Jorgen Hog, Steen B. Lohse, Per Bruno Larsen,
                David F. Burkey, Claus Christensen and Niels Christian Furu (4).

       3.3 --   Service Contract dated August 31, 1992, between the
                Company and Lars Stig Nielsen (4).

       3.4 -- Trademark Agreement effective as of September 2, 1992, between the Company and Ing. C. Olivetti & C., S.p.A. (4).

       3.5 -- Amendment to Trademark Agreement dated June 10, 1993, between the Company and Ing. C. Olivetti & C., S.p.A. (5).

       3.6 -- License Agreement dated October 19, 1988, between the Company and Texas Instruments France, as amended by Amendment to License Agreement dated November 29, 1989, together with
                Texas Instruments Program License Agreement dated October 11,
                1989, between the Company and Texas Instruments A/S,
                Amendment to License Agreements dated October 6, 1992, between the Company and Texas Instruments France, and Amendment to License Agreement(s) dated January 1, 1992, between the Company and Texas Instruments Trade Corporation (4).+

       3.7 --   Share Purchase Agreement dated January 23, 1996, between the Company and Nilex Systems ApS.(1).

       3.8 --   Agreement and Plan of Reorganization dated as of March
                20, 1997, among the Company, PW Acquisition Corporation and
                CrossComm Corporation (1).

   -------------

       (1) Incorporated herein by reference to the Company's registration statement on Form F-4, registration no. 333-24655.

       (2) Incorporated herein by reference to the Company's registration statement on Form S-8, registration no. 33-93684.

       (3) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, file no. 0-20738.

       (4) Incorporated herein by reference to the Company's registration statement on Form F-1, registration no. 33-51818.

       (5) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1993, file no. 0-20738.

       +   Confidential treatment granted as to portions thereof.