Form 20-F
period 1998-12-31
OLICOM A S
filed 1999-04-30
CIK 891426

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

                   For the fiscal year ended December 31, 1998

                                       or

[ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from _________ to ___________

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

                  Common Shares, nominal value DKK 0.25 each: 18,523,473 Common Stock Purchase Warrants: 923,158

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

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:
                             Item 17 [ ] Item 18 [X]

                       DOCUMENTS INCORPORATED BY REFERENCE

                                      None.

ITEM 1.  DESCRIPTION OF BUSINESS.

         Certain statements included in this Report include trend analysis and are forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")), including, without limitation, statements containing the words "believes", "anticipates", "expects" , "plans", "may", "will", "should", "objective", "target", "goal", "strategy" or "continue" or the negative of such terms or other words of similar import. Such forward-looking statements relate to future events, the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Prospective investors should specifically consider the various factors identified in this Report that could cause actual results to differ, including, without limitation, those discussed in the following section, as well as in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company is under no duty to update any such factors or to update any of the forward-looking statements after the date of this Report to conform such statements to actual results.

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

COMPANY HISTORY

         Olicom was organized in the Kingdom of Denmark in 1985. Since 1987, Olicom has been involved in the design, development and production of high-quality networking products. In 1988, Olicom began marketing an increasingly broader range of network interface cards ("NICs" or "adapters"), internetworking products, hubs and cabling components, repeaters, converters, filters and associated software drivers.

         In order to provide global support for an increasingly broad product line, the Company established Olicom, Inc. in 1990, with its headquarters in metropolitan Dallas, to coordinate marketing in North and South America. In late 1991, Olicom introduced a line of Token-Ring bridging products. In 1992, an acquisition enabled Olicom to broaden its product line to Ethernet networks, and in 1995, Olicom began shipping 155 Mbps Asychronous Transfer Mode ("ATM") NICs.

         In June 1997, with the acquisition of CrossComm Corporation ("CrossComm"), Olicom acquired a chassis-based integrated networking platform for its Token-Ring, Ethernet and ATM solutions.

         In September 1997, Olicom introduced advanced Token-Ring and ATM switching solutions, including the CrossFire(R) 8600 Token Ring Switch.

         In March 1998, the Company announced a suite of Fast Ethernet switching products designed for customers migrating from Token-Ring to Fast Ethernet.

STRATEGY

         The Company's objective is to improve its profitability and enhance its market position as a leading provider of Token Ring NIC and switching products. Additionally, the Company is taking steps to position itself to take advantage of a current transition in data networking to a more diversified environment as exemplified by the growth of Fast Ethernet.

         During 1998, accelerated pricing pressure, particularly in Olicom's Token-Ring NIC business, prompted a detailed evaluation of the Company's Token-Ring business. As a result of this review, Olicom embarked on a strategy to regain profitability by streamlining expenses and costs, while implementing a new sales and marketing model that is designed to increase brand awareness and consideration for its products, as well as enhance the productivity of Olicom's sales force.

         At the same time, Olicom's strategy addresses the perceived change to a more diversified environment by focusing the Company on carefully selected, growth-oriented niche markets where it is likely to benefit from the growth in mission critical, Fast Ethernet local area networks. Olicom's reputation for product reliability and excellence in customer support are expected to be of a substantial value to this segment of the market.

         The key elements of the Company's strategy include the following:

         o IMPROVE PROFITABILITY AND ENHANCE LEADERSHIP POSITION IN THE TOKEN-RING DATA NETWORKING MARKET

         The Company remains fully committed to the Token-Ring business, where Olicom's technological expertise and service excellence have enabled the Company to achieve market leadership. The Company will continue to develop products for this market. Olicom's goal is to improve the profitability of its products, and maintain its leadership position, in this market segment.

         o    HELP TOKEN RING USERS MIGRATE TO FAST ETHERNET

         While the Company continues to believe that Token-Ring has a crucial place in networks for the foreseeable future, the Company believes that Token-Ring enterprises are likely to incorporate Fast Ethernet in parts of their network architecture going forward. Against this backdrop, Olicom is making a concerted effort to address the needs of carefully selected niche markets among Fast Ethernet users.

         Olicom's approach to penetrating the Fast Ethernet market is based on a two-step, niche marketing approach to the business. During the first stage, Olicom will target the subset of its highly loyal Token-Ring customer base that has decided to begin using Fast Ethernet in data networks. The Company will launch products that facilitate the transition of these Token-Ring users to the Fast Ethernet environment. The Company will draw upon its broad understanding of the needs of Token-Ring users to develop products that support Fast Ethernet and other technologies in the local area network environment, while offering high function availability.

         In the second stage, Olicom intends to build upon its anticipated success in transitioning Token-Ring users to Fast Ethernet by targeting medium-sized, mission critical Fast Ethernet installations. The Company expects that its Fast Ethernet products should benefit from the competencies derived from its leadership position in mission critical Token-Ring networks, where availability and service responsiveness drive the buying decision.

         Olicom expects the medium size network market to grow substantially over the next three to five years as a result of the networked global economy encompassing electronic commerce and supply chain integration with the Internet. In this complex, multi-topological networking environment, Olicom, with its reputation for technological sophistication, combined with its existing base of Token-Ring users, believes the Company will be well-positioned to succeed.

         o    ALLIANCES AND PARTNERSHIPS

         To exploit new and emerging technologies and to further develop the Company's market reach in core businesses, Olicom intends to actively pursue strategic alliances and partnerships. Pursuant to the strategy of focussing on the Company's core businesses, in January 1999 Olicom divested its interest in Lasat A/S ("Lasat"), a producer of PC modems.

         Additionally, in February 1999 the Company signed a letter of intent with Cabletron Systems ("Cabletron") to establish a global marketing agreement whereby Cabletron will OEM a variety of Olicom's Token-Ring Switch products, and Olicom will OEM Cabletron's award-winning SmartSwitch Router 8000. The global agreement enables both Olicom and Cabletron to enhance current product offerings with complementary strengths. Olicom is the industry's price performance leader in the Token-Ring Switch market and is recognized worldwide for its excellence in engineering and design. Cabletron's SmartSwitch Router is considered best of class in its product category, offering feature-rich, low-cost, high-performance networking capabilities.

PRODUCTS

         The Company's strategic focus is to address the local area networking needs of large and medium size corporations and organizations, as they transition from shared, medium speed network topologies like 16 Mbps Token Ring and 10 Mbps Ethernet to switched, high-speed networks. Olicom offers enterprises using Token-Ring LANs a comprehensive migration strategy known as ClearStep(R), to increase LAN capacity in a controlled, cost-effective manner, while preparing the way for technologies such as ATM, Fast Ethernet, Gigabit Ethernet and High-Speed Token-Ring. In addition to offering superior performance and features, the Company's products are fully compatible with applicable industry standards, adhere to all relevant IEEE standards, and provide connectivity among all major PC architectures and network operating systems.

         The Company selectively broadens its product line as the market for specific networking and internetworking products develops, working closely with key end-users to define emerging market requirements and features that should be addressed.

         Desktop Network Interface Cards. Network Interface Cards ("NICs" or "adapters") provide connectivity between a PC and the network. Olicom NICs provide support for industry standard speeds and features, as well as support for leading network operating systems developed by major vendors. In addition, the Company continues to develop specially tuned high-performance versions of its NIC software drivers and Application Specific Integrated Circuit ("ASIC") technology, providing highly competitive performance and features.

         Notebook Connectivity Products. Olicom's GoCard(R) range of PC Card (formerly called "PCMCIA") adapters provides network connection for the rapidly growing portable computing market. Olicom offers GoCard(R) adapters for Token-Ring and Ethernet networks.

         Network System Products. Olicom's network systems products include LAN switches, routers, router switches and network management products. Together, these products provide the high-speed solutions for implementing the Company's ClearStep migration strategy.

         The CrossFire(R) family of switches provides cost-effective solutions for building local area networks that connect desktop work groups and servers. The Company's Token-Ring and Fast Ethernet switches also provide uplinks to high-speed technologies such as ATM, High-Speed Token-Ring, Fast Ethernet and Gigabit Ethernet. In addition, the CrossFire 8000 Chassis solution houses up to eight modules for flexible networking solutions.

         The Company also markets chassis-based and stand-alone multi-protocol routers for internetwork communication. In addition, Olicom's hubs and cabling products provide a broad range of connectivity options, including Controlled Access Units ("CAUs"), Controlled Attachment Modules ("CAMs") and Multistation Access Units ("MAUs").

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

         Network Services. Olicom network services include network monitoring, training, installation and on call site maintenance. These services are sold by Olicom and performed by selected partners such as Vital Network Services and other value added resellers around the world.

STRATEGIC RELATIONSHIPS

         The Company's strategy of working with third parties to develop new product capabilities has resulted in either joint-development agreements, joint-marketing agreements, OEM sales agreements, technology alliances or other types of relationships with several companies such as Cabletron, Cisco Systems, Inc. ("Cisco"), Texas Instruments and International Business Machines Corporation ("IBM").

         During 1996, Olicom and Cisco signed a long-term agreement to jointly develop Token-Ring products and technology. Under this agreement, the two companies have developed and launched several Token-Ring switches. These products are offered separately and under each company's respective brand names. Under the agreement, Cisco is purchasing core Token-Ring technology from Olicom, including Olicom's PowerMACH(TM) software, for use in present and future Cisco internetworking products. With this Token-Ring switch, Olicom intends to focus on delivering industry leading price/performance. In connection with the license of the Cisco technology, Olicom has agreed not to enter into direct relationships with certain vendors for the licensing, distribution or development of products based on, or using, Cisco technology or its derivatives.

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

         During 1998, approximately 51% of the Company's total sales were concentrated in North and South America (the "Americas"), while sales outside the Americas accounted for approximately 49% of total sales. See note 13 to the Consolidated Financial Statements for information relating to net sales during 1996, 1997 and 1998 by geographical market, as well as information regarding net sales during 1996, 1997 and 1998 to major customers.

         The Company's international sales headquarters is located in greater Copenhagen, Denmark. The marketing of products in North and South America is coordinated through Olicom, Inc., which is headquartered in Richardson, Texas. The Company also maintains regional sales offices in Australia, Canada, France, Germany, Japan, the Netherlands, Poland, Spain, Sweden and the United Kingdom.

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

PRODUCT SUPPORT

         The Company's distribution partners, who, in turn, have access to the Company's sales support engineers and field engineers for end-user support, support the Company's products. The Company's resellers and large accounts receive sales and technical training from the Company at its training centers in greater Copenhagen, Denmark, Marlborough, Massachusetts and Richardson, Texas, as well as at resellers' offices. The Company conducts product training for partners and large end-users of its products, in which features of such products and their installation, aspects of networking principles and solutions are addressed. The Company provides on-line information access through the World Wide Web, electronic bulletin boards, CompuServe and the Internet, as well as additional technical support, available by telephone and telefax during extended business hours. Olicom also offers a number of maintenance and support contracts that include on-site service and 24-hour telephone dial-in support.

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

RESEARCH AND DEVELOPMENT

         Olicom is very focused on research and development and believes that its future success depends in substantial part on the timely enhancement of existing products, together with the development of new products that continue to offer technological excellence. Included among the core technologies the Company develops are advanced ASICs for Token-Ring, Ethernet switch and NIC products, as well as advanced network management software, embedded switch software (including software for routing Internet/Intranet TCP/IP protocols) and ATM LAN emulation software. The Company is currently developing new products and enhancements to existing products, with the goal of further improving performance, increasing price competitiveness, assuring continued interoperability and increasing market share.

         During 1998, the Company completed the development of a number of new products and technologies, including 100 Mbps High-Speed Token-Ring products. In 1998 Olicom was the first company to introduce a High-Speed Token-Ring solution comprising an uplink to its Token-Ring stackable switch and a server adapter. The Token-Ring switch line has been expanded to include lower-cost desktop switches and switches supporting fiber-optic links. The NIC product line for Token-Ring has been updated to include Power Management, Wake-on-LAN, CardBus adapter and other Microsoft Windows standards. In the Ethernet arena, the Company released two new Fast Ethernet switches sourced from a third party and new Fast Ethernet adapters with Power Management and Wake-on-LAN capabilities. The Company released significant enhancements to its line of ATM products by introducing a new high-capacity 32 port ATM switch, new higher speed (622 Mbps) port modules for its ATM switches, and increased performance for ATM NICs. In 1998, the Company supported its ClearStep Token-Ring migration strategy with ATM connectivity to its Token-Ring switch line. The ClearSession high-availability strategy is supported by technologies for rapid recovery within ATM networks and resilient server links.

         Research and development efforts are increasingly focused on Fast Ethernet and Gigabit Ethernet switching, ClearStep migration strategies, and ClearSession high-availability technologies. In March 1999 the Company announced plans to release new high-performance, lower cost Ethernet switches (including Layer 3 switch addressing) to the growing Intranet market. The ClearStep strategy will be expanded to include Token-Ring to Fast Ethernet translation modules, Fast Ethernet Translation switches and enhancements to the High-Speed Token-Ring product line. The ClearSession strategy will be expanded to include fast recovery methods for switched Ethernet and Token-Ring networks.

         During 1996, 1997, and 1998 the Company incurred expenses of $11,218,000, $15,477,000 and $20,975,000, respectively, with respect to research and development activities. In 1996, 1997 and 1998 the Company's research and development expenditures were 7.9%, 7.4% and 10.1% of net sales, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

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

         The Company's testing laboratories in Copenhagen, Denmark, and Gdansk, Poland perform product benchmark testing, compatibility certification and conduct ongoing tests for interoperability with other vendors' products. The Company is a beta partner of IBM, Intel Corporation, Novell, Inc., and Microsoft Corporation, which provides the Company with timely access to new versions of these vendors' LAN operating system software while facilitating Olicom's development of interoperable software drivers. The Company also participates in interoperability testing sessions at several venues, including UNH (University of New Hampshire) for ATM and Token-Ring testing, as well as PCI SIG (Special Interest Group) interoperability testing.

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

         The Company's distribution strategy is to maintain finished goods inventories at the Company's distribution centers at a level of typically 1-2 months of equivalent sales volume. Distribution effectiveness is optimized through direct customer delivery and factory shipments to the Company's distribution centers in Copenhagen, Denmark and Richardson, Texas.

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

COMPETITION

         Olicom's competition in the market for network interconnection products is primarily derived from other vendors and manufacturers of LAN products (such as IBM, Northern Telecom Limited, Cisco, Cabletron, Madge Networks N.V. and 3Com Corporation).

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

         While the Company believes that it has been able to compete effectively to date, competition in the industry is likely to intensify as current competitors expand their product lines and new companies enter the market.

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

LASAT A/S

         As part of its new strategy announced November 30, 1998, the Company decided to divest its 75% holding in Lasat A/S ("Lasat"), a provider of PC modems. On January 15, 1999, Olicom's 75% holding in Lasat was sold to a consortium of Lasat management, employees and two Denmark-based venture funds. The gain from the divestiture amounted to approximately $1.4 million, which will be recognized in 1999.

INTELLECTUAL PROPERTY

         The Company's success is dependent on its proprietary technology. The Company currently relies upon a combination of copyright and trade secret laws to establish and maintain proprietary rights to its products. There can be no assurance that such measures are or will be adequate to protect the Company's proprietary technology. However, Olicom believes that these measures should be sufficient to protect the Company's technology. The Company has a program to file applications for and obtain patents in the United States. While the Company has not been issued any patents to date, several patent applications are currently pending. There can be no assurance that patents will be issued from pending applications, or that claims allowed on any future patents will be sufficiently broad to protect the Company's technology. In addition, to the extent that patents are issued from pending applications, there can be no assurance that any of such patents will not be challenged, invalidated or circumvented, or that any rights granted thereunder will provide competitive advantages to the Company. Although the Company believes that its products and technology do not infringe the proprietary rights of others, and the Company does not have any knowledge that its products infringe the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims in the future or that such claims will not be successful.

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

         The Company believes that, due to the rapid pace of innovation within the LAN industry, factors such as the technological and creative skills of its personnel, ongoing product support and the management abilities of its employees are as important in establishing and maintaining a leadership position within the industry as are the various legal protections of its technology.

         Many of the Company's products are designed to include software or other intellectual property licensed from third parties, and the loss of such software or other rights might require significant changes in, or otherwise disrupt or delay the distribution of, such products. While it may be necessary in the future to seek or renew licenses relating to various aspects of its products, the Company believes that, based upon past experience and standard industry practice, such licenses generally could be obtained on commercially reasonable terms. From time to time the Company receives communications from third parties asserting that its use of trademarks, or that its products, infringe or may infringe the rights of third parties. There can be no assurance that any such claims will not result in protracted and costly litigation; however, based upon general practice in the industry, the Company believes that such matters can ordinarily be resolved without any material adverse impact on its business, financial condition or results of operations. Nevertheless, there can be no assurance that the necessary licenses would be available on acceptable terms, if at all, or that the Company would prevail in any such challenge. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or litigation arising out of such other parties' assertion, could have a material adverse effect on the business, financial condition or results of operations of the Company.

TRADEMARK AGREEMENT

         The trademark "Olicom" (the "Trademark") is a registered trademark of Ing. C. Olivetti & C., S.p.A. ("Olivetti"). Pursuant to a Trademark Agreement dated December 11, 1998, Olivetti extended the grant to the Company of a worldwide license to use the Trademark. The term of the Trademark Agreement expires on September 1, 2009, with the Company having the right to extend the term for an additional ten years. During the term of the Trademark Agreement and for a period of one year after any termination thereof, Olivetti has agreed not to use itself or grant to a third party any rights to use the Trademark on products or services of the type manufactured, marketed or offered by the Company. The Company has the right to terminate the Trademark Agreement for convenience upon the provision of notice, as provided therein. The Trademark Agreement supersedes a previous agreement between the Company and Olivetti.

         Olicom has trademarks on several selected products, such as PowerMACH(TM), CellDriver(R), Lanscout(TM), RapidLan(TM) and WebSetGo(TM), and on products and services included in the ClearStep(R) strategy such as CrossFire(R), GoCard(R), RapidFire(R), ClearServer(TM), ClearSession(TM), ClearSight(TM), ClearCare(TM), ClearPartner(TM) and ExpertWatch(TM).

EMPLOYEES

         In connection with corporate restructurings in September and November, 1998, the Company reduced its workforce by approximately 25%, primarily in sales and marketing and in general and administrative functions (see note 8 to Consolidated Financial Statements).

         As of March 1, 1999, the Company employed or retained (as employees or independent contractors) approximately 615 persons, including 225 in sales and marketing, 210 in product research and development, 85 in operations/production (including quality assurance), and 95 in administration and finance. Of these employees and independent contractors, approximately 190 were located in the United States, 120 in Poland, 65 were located in the Company's offices in Europe, Australia and Japan, and the remainder were located in Denmark

         Competition in the recruiting of highly qualified personnel in the computer and communications industry is intense. The Company believes that its future success will depend, in part, on its continued ability to hire, motivate and retain qualified management, marketing and technical personnel. To date, the Company has not experienced significant difficulty in attracting and retaining qualified employees. The Company has entered into a local labor agreement covering its warehouse employees in Denmark, a group comprised of approximately 20 persons. No other employees are represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.


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

         The Company leases its international headquarters from a third-party lessor pursuant to a lease that may be terminated by either party commencing in 2008, upon six months' notice, and which provides for increases in annual rentals based on the increase in the Danish net price index, with an agreed annual minimum increase of 2.5%. An immediately adjacent building that forms part of the Company's headquarters complex is leased from a third party lessor pursuant to a lease that may be terminated by either party commencing in 2006, upon 12 months' notice, and which provides for an increase in annual rental payments based on the increase in the Danish net price index, with an agreed annual minimum increase of 2.5%. As a consequence of the Company's decision to restructure its business as announced on November 30, 1998, it was decided to sublet the adjacent building to a third party. Consequently, the Company has entered into a contract with a local commercial real estate agent with the purpose of identifying possible tenants and to conclude rental or sublease agreements commencing in 1999. The Company has made provisions in the 1998 financial accounts to provide for lease payments for the estimated time required to sublet the building (see note 8 to Consolidated Financial Statements). The Company believes that its existing facilities are adequate for its current needs. The Company believes that suitable space is available in the Copenhagen area and that the three facilities should provide sufficient additional space for foreseeable future expansion in Copenhagen.

         In December 1998, the Company entered into a 10 year lease agreement with a third party for approximately 37,700 square feet of office space in Gdansk, Poland, primarily for its Poland-based research and development activities.

         The Company currently leases from third-party lessors an aggregate of approximately 40,400 square feet of office space, together with warehouse space, in metropolitan Dallas, Texas, to support North and South American sales and marketing. Furthermore, the Company leases office space in numerous cities in Europe to support sales and marketing, and also leases space for sales offices in Singapore; Tokyo, Japan; Sydney, Australia; and Sandton, South Africa. The Company believes that suitable additional space will be available in such locations as required.

ITEM 3.  LEGAL PROCEEDINGS

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

         On or about September 13, 1996, Datapoint Corporation ("Datapoint") commenced litigation in the United States District Court for the Eastern District of New York against CrossComm Corporation (now known as Olicom, Inc.), Cisco Systems, Inc., Plaintree Systems Corporation, Accton Technology Corporation, Cabletron Systems, Inc., Bay Networks, Inc. and Asante Technologies, Inc., individually, and as representatives of a putative class of all manufacturers, vendors and users of Fast Ethernet dual protocol local-area network products. In its complaint, Datapoint alleges that the defendants have been, and still are, directly infringing U.S. Patent No. 5,077,732 by making, using, selling and/or offering for sale products embodying inventions claimed in that patent, and that the defendants are also infringing U.S. Patent No. 5,008,879 by using or selling products encompassed within that patent's claims. On or about December 30, 1996, CrossComm filed its Answer and Counterclaims to Datapoint's complaint by denying the essential allegations; asserting defenses that the cited patents are invalid and void; and seeking declaratory judgment of patent non-infringement and invalidity under applicable sections of the United States Code. On October 9, 1998, the Court's magistrate adopted a special master's claim construction, which favored a claim construction advocated by the defendants. Subsequently, the parties entered into a Stipulated Order and Judgment whereby the Court adopted the special master's claim construction in total, and the Court granted summary judgment to the defendants, finding that the accused products do not infringe Datapoint's patents involved in the proceeding. On February 3, 1999, Datapoint appealed such judgment to the Court of Appeals for the Federal Circuit. The outcome remains somewhat uncertain in the event that the Court of Appeals were to reverse the lower court's judgment; however, the Company does not believe that an adverse outcome to such litigation would have a material adverse effect on the Company's business, financial condition or results of operations.


ITEM 4.  CONTROL OF REGISTRANT

         As of March 22, 1999, the Company was not aware of any person who was the beneficial owner of more than 10% of the outstanding shares of the Company, nominal value DKK 0.25 per share ("Common Shares"). The following table sets forth as of such date the number of Common Shares beneficially owned by all directors and executive officers of the Company as a group:

                                                           Amount of                    Percent of
                                                     Beneficial Ownership                Class (1)
                                                     --------------------               ----------
All directors and executive officers
 as a group (consisting of 10 persons)                      276,748                         1.5%

----------------

         (1) Percentages in the foregoing table are based on 17,907,676 Common Shares issued and outstanding as of March 22, 1999, excluding 667,340 Common Shares owned by the Company.


ITEM 5.  NATURE OF TRADING MARKET

         The Common Shares are traded on the Nasdaq National Market (under the symbol OLCMF) and, since November 4, 1997, have been traded on the Copenhagen Stock Exchange ("CSE"). The following table sets forth the high and low sales prices of the Common Shares for the periods indicated, as reported by the Nasdaq National Market ("Nasdaq") and the Copenhagen Stock Exchange.

                                                     Nasdaq (1)                  CSE (1)
                                                 --------------------       ------------------
                                                  High          Low          High        Low
                                                 ------        ------       ------      ------
Calendar 1999
   First Quarter (through March 10, 1999)          8.00          3.88         52.4        25.9
Calendar 1998
   First Quarter                                  30.75         24.81        214.0       177.0
   Second Quarter                                 30.81         26.50        210.0       186.0
   Third Quarter                                  28.44         13.69        197.0        82.4
   Fourth Quarter                                 14.50          4.88         87.1        32.5
Calendar 1997
   First Quarter                                  19.63         14.50
   Second Quarter                                 18.75         13.50
   Third Quarter                                  30.00         15.50
   Fourth Quarter (2)                             34.63         25.00        212.0       175.0

----------------

         (1) Prices reported for Nasdaq are expressed in U.S. dollars; prices reported for the CSE are expressed in Danish kroner.

         (2)  The Common Shares began trading on the CSE on November 4, 1997.

         As of March 16, 1999, there were approximately 137 United States record holders of Common Shares, who held approximately 83.7% of the outstanding Common Shares as of such date. The foregoing includes 14,865,491 Common Shares held of record by Depository Trust Company, as nominee for various beneficial holders of the foregoing shares held of record by Depository Trust Company, on March 16, 1999, 13,021,223 Common Shares were held through the Danish Securities Center, as nominee for various beneficial holders.

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


                                                       Nasdaq
                                                  -----------------
                                                   High       Low
                                                  ------     ------
Calendar 1999
   First Quarter (through March 10, 1999)           0.69       0.25
Calendar 1998
   First Quarter                                   12.75       8.13
   Second Quarter                                  12.00       7.25
   Third Quarter                                    9.00       1.00
    Fourth Quarter                                  1.50       0.13
Calendar 1997
   Second Quarter (1)                               4.00       3.00
   Third Quarter                                   12.00       3.50
   Fourth Quarter                                  15.25       8.25

----------------

         (1) The warrants began trading on the Nasdaq National Market on June 13, 1997.

         As of March 16, 1999, there were approximately 94 United States record holders of Warrants, who held approximately 99.9% of the outstanding Warrants as of such date. The foregoing includes 918,823 Warrants held of record by Depository Trust Company, as nominee for various beneficial holders.


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

         The Articles of Association provide that no person, firm or entity (each, a "person") may, without obtaining the approval of the Company's Board of Directors, own more than 33% of the Company's share capital or votes at any time (the "Share Ownership Limit"). The Company's Board of Directors may condition its approval on the satisfaction of such conditions that it determines to be appropriate. For the purpose of determining ownership of Common Shares or votes, a person will generally be deemed to own Common Shares or votes which are considered to be beneficially owned by such person under Rule 13d-3 under the Exchange Act. A person who owns more than 33% of the Company's share capital or votes at any time who has not obtained the approval of the Board of Directors cannot be registered or otherwise accepted as a shareholder, and such person will have no voting rights, rights to dividends or distributions, or any other rights as a shareholder for the portion of such person's shareholding that exceeds 33%. The Board of Directors may approve the ownership by a person of more than 33% of the Company's share capital or votes in (i) the event that such person has, prior to purchasing more than 33% of the Company's share capital or votes, requested the approval by the Board of Directors to own more than the Share Ownership Limit, (ii) the event that such person has made a legally binding and irrevocable bona fide offer to all shareholders of the Company (other than such person, to the extent that he or she is a shareholder) to purchase all the Common Shares and votes in the Company at a price deemed favorable by the Board of Directors, in its discretion, or (iii) in such other circumstances, as determined by the Company's Board of Directors.

         Other than the foregoing, there are no limitations by the Company's Articles of Association on the right of holders to hold or vote Common Shares.


ITEM 7.  TAXATION.

         The following summary of certain United States federal and Danish tax matters is based on tax laws of the United States and Denmark as in effect on the date of this Report, and is subject to changes in United States and Danish law, including changes that could have retroactive effect. The following summary is also based on the current United States-Denmark Double Taxation Convention which is subject to change. This discussion is based on current laws and interpretations thereof, and there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained herein.

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

         Sale or Other Disposition of Common Shares. Gain or loss recognized by a United States holder on the sale or other disposition of Common Shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between such United States holder's basis in the Common Shares and the amount realized upon such disposition. The capital gain or loss will be long term or short term depending on whether the holder has held the Common Shares for (i) more than 12 months (which is subject to a maximum United States federal income tax rate of 20% for certain non-corporate taxpayers) or (ii) not more than one year (which is subject to a maximum United States federal income tax rate of 39.6% for certain non-corporate taxpayers). Capital losses are generally deductible only against capital gains and not against ordinary income.

         Capital gain recognized by a United States holder on the sale or other disposition of Common Shares will be United States source gain. Treasury Regulations have been finalized under which losses from the sale of Common Shares would generally be sourced in the same manner as gains from the sale of such Common Shares. However, the final regulations include a dividend recapture rule and other exceptions that may apply. United States holders of Common Shares should consult their tax advisors regarding the proper treatment of such losses.

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

         Disposition of Warrants. In general, the sale, exchange or other taxable disposition of a Warrant will result in gain or loss to the holder in an amount equal to the difference between the amount realized on such sale, exchange or other disposition and the holder's tax basis in the Warrant. Such gain or loss generally will be capital gain or loss (so long as the Warrant is a capital asset in the hands of the holder) and such capital gain or loss will be long term or short term depending on whether the holder has held the Warrant for
(i) more than 12 months (which is subject to a maximum United States federal income tax rate of 20% for certain non-corporate taxpayers) or (ii) not more than one year (which is subject to a maximum United States federal income tax rate of 39.6% for certain non-corporate taxpayers).

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

DANISH TAX CONSEQUENCES OF OWNERSHIP OF COMMON SHARES

         Dividends. For Danish income tax purposes, the gross amount of all distributions made by the Company to its shareholders prior to the fiscal year in which the Company is completely liquidated and dissolved is taxed as a dividend. Distributions made by the Company to its shareholders during the fiscal year in which the Company is completely liquidated and dissolved are taxed as capital gain. In addition, the gross amount paid by the Company to redeem Common Shares owned by a shareholder generally is taxed as a dividend. However, a shareholder may apply to Danish tax authorities for an exemption from the dividend tax. If the exemption request is granted, the redemption will be taxed as capital gain. The granting of bonus shares to shareholders, and the right of shareholders to subscribe for Common Shares at a price that is less than the current trading value of such Common Shares, are not considered taxable distributions to shareholders.

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

DANISH SHARE TRANSFER DUTY

         No Danish share transfer duty is levied on the disposal of Common Shares or Warrants by a United States holder.

DANISH ESTATE AND GIFT TAXES.

         Generally, if a United States holder acquires or disposes of Common Shares or Warrants by inheritance, legacy or gift, such holder will not be subject to Danish gift or inheritance taxes. If a United States holder should make a gift of such Common Shares or Warrants to a close relative resident in Denmark other than a spouse, the United States holder could be liable for Danish gift tax; however the tax is subject to reduction under the United States-Denmark Double Taxation Convention with respect to taxes on estates, inheritance and gifts.


ITEM 8.  SELECTED FINANCIAL DATA.

         The following table sets forth certain financial information with respect to the Company for the five years ended December 31, 1998. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes included elsewhere herein.

                                                                     YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------------------------
                                                   1994         1995         1996         1997         1998
                                                 ---------    ---------    ---------    ---------    ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
   Net sales                                     $ 113,604    $ 127,469    $ 142,437    $ 209,985    $ 206,817
   Cost of sales                                    61,198       65,191       77,048      101,633      119,336
   Special charges related to inventories                0            0            0            0        3,463
                                                 ---------    ---------    ---------    ---------    ---------
   Gross profit                                     52,406       62,278       65,389      108,352       84,018
                                                 ---------    ---------    ---------    ---------    ---------
OPERATING EXPENSES:
   Sales and marketing                              23,783       31,660       37,399       50,204       68,216
   Research and development                          7,531        9,193       11,218       15,477       20,975
   General and administrative                        4,440        5,662        7,103       10,833       13,296
   Acquisition-related expenses                          0            0        3,787       40,917            0
   Restructuring charges                                 0            0            0            0        7,327
                                                 ---------    ---------    ---------    ---------    ---------
       Total operating expenses                     35,754       46,515       59,507      117,431      109,814
                                                 ---------    ---------    ---------    ---------    ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS            16,652       15,763        5,882       (9,079)     (25,796)
   Interest income, net                              2,411        3,211        1,672        3,037        2,425
   Foreign currency gains (losses)                      19          (31)        (632)      (2,483)         448
   Related party gain on sale of
      investment                                         0            0        2,878            0            0
   Settlement of litigation                         (4,200)           0            0            0            0
                                                 ---------    ---------    ---------    ---------    ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                               14,882       18,943        9,800       (8,525)     (22,923)
   Provision for income taxes                        5,026        6,223        3,992       10,332         (153)
                                                 ---------    ---------    ---------    ---------    ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE CHANGE IN ACCOUNTING METHOD                 9,856       12,720        5,808      (18,857)     (22,770)
   Income (loss) from discontinued
      operations                                        51           86        1,617          736         (169)
   Cumulative effect of change in
     accounting methods, net of taxes                  161            0            0            0            0
                                                 ---------    ---------    ---------    ---------    ---------
NET INCOME (LOSS)$                               $  10,068    $  12,806    $   7,425    $ (18,121)   $ (22,939)
                                                 =========    =========    =========    =========    =========
DILUTED EARNINGS (LOSS) PER SHARE                $    0.66    $    0.87    $    0.50    $   (1.15)   $   (1.28)
                                                 =========    =========    =========    =========    =========
WEIGHTED AVERAGE SHARES OUTSTANDING
    EXCLUDING COMMON STOCK EQUIVALENTS
    IN 1997 AND 1998                                15,298       14,748       14,786       15,745       17,894
                                                 =========    =========    =========    =========    =========

                                                       DECEMBER 31,
                                     1994       1995       1996       1997       1998
                                   --------   --------   --------   --------   --------
                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
   Working capital                 $ 66,427   $ 78,600   $ 79,827   $ 92,905   $ 71,848
   Total assets                     108,917    127,327    114,079    159,038    142,146
   Total shareholders' equity        78,191     90,127     90,945    125,559    103,023


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Certain statements included in this Report include trend analysis and are forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act), including, without limitation, statements containing the words "believes", "anticipates", "expects", "plans", "may", "will", "should", "objective", "target", "goal", "strategy" or "continue" or the negative of such terms or other words of similar import. Such forward-looking statements relate to future events, the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Prospective investors should specifically consider the various factors identified in this Report that could cause actual results to differ, including, without limitation, those discussed in the following section, as well as in the section titled "Description of Business". The Company is under no duty to update any such factors or to update any of the forward-looking statements after the date of this Report to conform such statements to actual results. The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

OVERVIEW

         The Company's wholly-owned subsidiaries include Olicom Ventures A/S ("Olicom Ventures"), Olicom Finance Limited and Olicom Trading A/S. Olicom, Inc. is a wholly-owned subsidiary of Olicom Trading A/S. Prior to the date of this Report, Olicom Enterprise Products, Inc. (which formerly operated CrossComm) merged with Olicom, Inc.

         On January 15, 1999, the Company closed the divestiture of its shareholding in Lasat. The Consolidated Statements of Income for 1996, 1997 and 1998 include the results of operations of Lasat through December 1998 (the measurement date), under the caption "Income (loss) from discontinued operations, net of tax". Accordingly, the Consolidated Statements of Income do not consolidate Lasat's operations with the Company's other operations during such periods. The Consolidated Balance Sheets as of December 31, 1997 and 1998, have been restated to segregate the Company's investment in Lasat under the caption "Net assets of discontinued operations". The Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1997 and 1998, similarly have been restated to reflect the results of operations of Lasat under the caption "Income (loss) from discontinued operations". The gain from the divestiture amounts to approximately $1.4 million, which will be recognized in 1999.

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

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain financial data as percentages of the Company's net sales. The Company believes that period to period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance:

                                                       YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                      1996      1997      1998
                                                     ------    ------    ------
Net sales ......................................      100.0%    100.0%    100.0%
Cost of sales ..................................       54.1      48.4      57.5
Special charges related to inventories .........         --       --        1.7
                                                     ------    ------    ------
   Gross profit ................................       45.9      51.6      40.6
Operating expenses:
   Sales and marketing .........................       26.3      23.9      33.0
   Research and development ....................        7.9       7.4      10.1
   Purchased research and development ..........         --        --        --
   General and administrative ..................        5.0       5.2       6.4
   Restructuring charges .......................         --        --       3.5
   Acquisition-related expenses ................        2.7      19.5        --
                                                     ------    ------    ------
   Total operating expenses ....................       41.8      55.9      53.1
                                                     ------    ------    ------
Income (loss) from continuing operations .......        4.1      (4.3)    (12.5)
   Interest income, net ........................        1.2       1.4       1.2
   Foreign currency gains (losses) .............       (0.4)     (1.2)      0.2
   Related party gain on sale of investment ....        2.0        --        --
                                                     ------    ------    ------
Income (loss) from continuing operations
before income taxes ............................        6.9      (4.1)    (11.1)
   Provision for income taxes ..................       (2.8)     (4.9)      0.1
                                                     ------    ------    ------
Income (loss) from discontinued operations .....        1.1       0.4      (0.1)
                                                     ------    ------    ------
Net income (loss) ..............................        5.2%     (8.6)%   (11.1)%
                                                     ======    ======    ======


    YEARS ENDED DECEMBER 31, 1997 AND 1998

         Divestiture of Lasat A/S. As noted above, the Company has divested its interest in Lasat. Therefore, for comparison reasons, the following discussion of the years ended December 31, 1997 and 1998, excludes the results of operations of Lasat.

         Net sales. Net sales decreased from $210.0 million in 1997 to $206.8 million in 1998. Net sales in North and South America (the "Americas") decreased from $112.3 million in 1997 to $106.0 million in 1998, while sales outside of the Americas increased from $97.7 million in 1997 to $100.8 million in 1998.

         During fiscal 1998, Olicom brand-name sales (which increased 56% and 1% during 1997 and 1998, respectively) constituted 92% of net sales, while sales to OEMs (which decreased 2% and 3% in 1997 and 1998, respectively) accounted for 8% of net sales.

         During 1998, the Company's revenues were favorably influenced by the sales of Network Infrastructure Products, as to which net sales increased from $49.2 million in 1997 to $64.9 million in 1998. This product group includes Token-Ring and ATM switches and the product portfolio acquired from the former CrossComm. In addition, the Company's revenues reflected 12 months operations of the former CrossComm, while revenues during 1997 reflected only operations of the former CrossComm subsequent to June 12, 1997.

         As a consequence, primarily due to increased price competition with respect to Network Interface Cards, revenue derived from such products decreased to $110.6 million, from $128.5 million in 1997, a decrease of 14%.

         Total service revenue during 1998 was $8.5 million, an increase of 43% compared with 1997. However, the expansion of the Company's professional service relationship with Vital Network Services during the fourth quarter of 1998, resulted in decreased service revenue during such quarter, and is expected to further decrease service revenue during 1999. It should be noted that levels of service revenue during 1997 substantially related to revenue during the last six months of such period, owing to the acquisition of the former CrossComm in June 1997 (and, as a result, service revenues during 1998 reflected revenues during a longer period than in 1997).

         Sales to a single distributor were $24.7 million, or 11.8% of net sales, in 1997, compared to $37.1 million, or 17.9% of net sales during 1998.

         Gross Profit. Gross profit decreased by 22.5%, from $108.4 million in 1997 to $84.0 million in 1998, and decreased as a percentage of net sales from 51.6% in 1997 to 40.6% in 1998. The decrease in gross margins was primarily due to increased price competition for both the Network Interface Card and switch markets, and the Company's inability during 1998 to sufficiently reduce manufacturing costs in its product line to compensate for declines in selling prices. In addition, during 1998 the Company incurred a $3.5 million special charge, primarily related to write-offs of inventory of obsolete products.

         The Company will continue to seek reductions in manufacturing costs to enable it to remain price competitive and to temper the impact that price reductions may have on gross margins.

         Expenses. Total operating expenses decreased by $7.6 million during 1998; however, when adjusted for acquisition-related expenses in 1997 of $40.9 million and restructuring charges of $7.3 million in 1998, there would have been a net increase in total operating expenses of $26.0 million during 1998, an increase of 34% when compared to 1997. The main reason for this increase is that 1997 did not reflect a full year of inclusion of CrossComm's operations in the Company's results of operations (such operations were included subsequent to CrossComm's acquisition in June 1997). The major increases in expenses during 1998 related to employee costs as well as sales promotion. As a consequence of revenue not developing as planned, the Company launched a new strategy on November 30, 1998, in order to better align expenses to revised revenue expectations.

         Employee Costs. Total employee costs rose 38% to $62.1 million in 1998. This increase is mainly attributable to CrossComm's operations being included in the Company's results during only the last six months of 1997, as well as a higher average number of employees for the entire 12 months of 1998, when compared to 1997 (when employee headcount increased during the last six months of such year as a result of the CrossComm acquisition). During the first ten months of 1998, the number of employees increased slightly, when compared to 1997; however, by December 31, 1998, employee headcount decreased to 671, a 16.9% reduction compared with the headcount at December 31, 1997.

         Depreciation and Amortization. Total depreciation and amortization, which are included in the respective expense items, increased 51% during 1998, to $8.9 million. The increase is attributable in part to the expense associated with the amortization for a full 12 months during 1998 of goodwill recorded in connection with the acquisition of CrossComm that was included only for six months in 1997. The major part of the increase in depreciation and amortization is due to increased investment in hardware and software in 1998, as well as improvements associated with the lease of new premises in Lyngby, Denmark, in late 1997. The depreciation of capitalized software relates to the further implementation of the Company's integrated management information system.

         Sales and Marketing. Sales and marketing expenses increased 36%, from $50.2 million in 1997 to $68.2 million in 1998. The increase in the amount of sales and marketing expenses during 1998 was primarily due to increased marketing activities in the United States, Europe and the Far East. In late 1998, the Company significantly reduced its headcount in this area, and expenses relating to sales and marketing personnel are expected to decrease accordingly in the future.

         Research and Development. Research and development expenses increased 36%, from $15.4 million in 1997 to $21.0 million in 1998. The increase in research and development expenses is in line with the strategic decision to be a leading supplier of Token-Ring solutions and ATM and Ethernet switching. The Company considers research and development expenditures to be critical to future net sales and intends to continue these expenditures at a level that constitutes a significant percentage of net sales.

         General and Administrative. General and administrative expenses increased 23%, from $10.8 million in 1997 to $13.3 million in 1998. The increase is attributed to an increased average number of employees in 1998 compared to 1997, and to increased occupancy expense during 1998.

         Restructuring Charges. The Company incurred restructuring charges related to two separate corporate actions. The expansion of the Company's professional service relationship with Vital Network Services in September 1998 resulted in the transfer or termination of approximately 50 employees in administrative functions. As a result thereof, the Company recorded charges of $2.3 million related to staff reductions and fixed asset write-offs.

         The second corporate action was the implementation of a new strategy designed to optimize the business model and the efficiency of the organization. A result of this initiative was a reduction in the number of employees by approximately 20%. As a result thereof, the Company recorded charges of $6.6 million related to staff reductions and fixed asset write-offs.

         Interest and Other Financial Income/Expenses. Net interest and other financial income and expenses decreased from an income of $3.0 million in 1997 to $2.4 million in 1998. This decrease was primarily caused by a reduction in cash and cash equivalents from $45.3 million as of the end of 1997 to $22.2 million as of the end of 1998.

         Income Taxes. The Company's income tax decreased from $10.3 million during 1997 to a tax benefit of ($153,000) for 1998.

YEARS ENDED DECEMBER 31, 1997 AND 1996

         Divestiture of Lasat A/S. As noted above, the Company has divested its interest in Lasat. Therefore, for comparison reasons, the following discussion of the years ended December 31, 1996 and 1997, excludes the results of operations of Lasat.

         Net sales. Net sales increased from $142.4 million in 1996 to $210 million in 1997, which was an increase of 47 %. Net sales in the Americas increased from $61.7 million in 1996 to $112.3 million in 1997, while sales outside of the Americas increased from $80.7 million in 1996 to $97.7 million in 1997. The increase in net sales in 1997 was primarily due to the inclusion, since June 12, 1997, of the net sales of the former CrossComm, as well as increase in the sales of Olicom products, particularly in the Americas.

         Gross Profit. Gross profit increased by 65.7%, from $65.4 in 1996 to $108.4 million in 1997 and increased as a percentage of net sales from 45.9% in 1996 to 51.6% in 1997. The increase in gross margins was due to a more favorable product mix and the inclusion of the former CrossComm in the results of the Company's operations, as CrossComm operated at a higher average gross margin than the Company had historically experienced. Also, gross margins were favorable impacted by cost reductions resulting primarily from cost improved product designs, volume-based component purchasing efficiencies, large-scale manufacturing, and continued reductions in other material costs.

         Sales and Marketing. Sales and marketing expenses increased from $37.4 million in 1996 to $50.2 million in 1997, but decreased as a percentage of net sales from 26.3% in 1996 to 23.9% in 1997. The increase in the amount of sales and marketing expenses during 1997 was primarily due to increased marketing activities in the United States, Europe and the Far East, including increased travel, office and personnel expenses and due to the inclusion of the former CrossComm's operations within the Olicom group. During 1997, the Company committed significant additional resources to support its direct sales organization and expand its marketing organization and programs both in the United States and in Europe.

         Research and Development. Research and development expenses increased from $11.2 million in 1996 to $15.4 million in 1997, but decreased as a percentage of net sales from 7.9% in 1996 to 7.4% in 1997. The increase in research and development expenses was primarily attributable to increased personnel expenses associated with enhancements of current products and to expenditures related to new product development, including ATM and LAN switching.

         General and Administrative. General and administrative expenses increased from $7.1 million in 1996 to $10.8 million in 1997 and increased as a percentage of net sales from 5.0% in 1996 to 5.2% in 1997. These increased expenses reflected the inclusion of the former CrossComm's operations within the Company, together with the expense of salaries for additional personnel and costs related to increases in volume.

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

         Income Taxes. The Company's income tax increased from $4.0 million during 1996 to $10.3 for 1997 despite the net loss for the year, as the one time charges in 1997 relating to the CrossComm acquisition were not deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

         During 1998, Olicom had a negative cash flow of $16.1 million from operating activities and made $9.6 million (net) in capital expenditures. The Company's available cash and short-term investments totaled $22.2 million as of December 31, 1998, which represented 15.7% of total assets.

         The Company had unsecured line of credit facilities for an aggregate amount of $9.3 million at December 31, 1998, of which no advances were outstanding at such date. These facilities support working capital requirements. In addition, Olicom has established a committed facility for an aggregate amount of $10 million to support the Company's future operations.

         The decrease in net cash provided by operating activities to $16.1 million in 1998 was due in significant part to the Company's net loss of $22.9 million and depreciation and amortization expense of $8.9 million. This decrease was offset somewhat by a reduction in accounts receivable of $11.5 million, due to decreased fourth quarter sales, and by an increase in inventories of $11.9 million, due to the decision made by the Company in the fourth quarter to reduce channel inventory levels.

         Net cash used in investing activities during 1997 and 1998 was $5.9 million and $9.6 million, respectively, and consisted in large part of capital expenditures associated with the expansion of sales and marketing, research and development, and general and administrative activities. At December 31, 1998, the Company had no material commitments for capital expenditures.

         The Company believes that cash presently at its disposal, together with established credit facilities, will be sufficient to finance the Company's operations and currently projected capital expenditures through 1999.

         To date, inflation has not had a material impact on the Company's financial results.

         The Company presently intends to retain any earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. If and when dividends are paid, such payment will be made in Danish kroner.

         Olicom believes that the financial resources presently at its disposal will be sufficient to finance the Company's operations for the next twelve months.

RECENT DEVELOPMENTS

         During the first quarter of 1999, the Company acquired an additional 31.9% interest in Digianswer A/S, a provider of technology for local wireless communication, with competencies with respect to the design and development of products and technologies for mobile communications, hands-free telephony, voice recognition and software code for digital signal processing of voice. Digianswer is involved in the development and implementation of the new "Bluetooth" technology for local wireless communication, which is supported by major vendors in the converging telecom and data networking industries.

         The Company recently reported results of operations for the first quarter of 1999. Net sales for such period were $37.1 million, a 37.9% decrease compared to the same period in 1998 (but, a 60.7% increase compared to the fourth quarter of 1998). The net loss for the quarter was $5.8 million, compared to $4.6 million in net income reported for the first quarter of 1998 (the Company reported a net loss of $29.9 million during the fourth quarter of 1998). The loss per share for the first quarter of 1999 was $0.32, compared to earnings per share of $0.25 during the same period in 1998 (and a loss per share of $1.68 during the fourth quarter of 1998). The loss per share during the first quarter of 1999 reflected a special charge of $1 million, and a $1.4 million gain on the sale of discontinued operations.

         If the Token-Ring market continues to weaken, and with the disappointing first quarter revenue, achievement of Olicom's financial targets for full year 1999 will be more difficult. Achievement of Olicom's financial goals is predicated on the Company's penetration of the Fast Ethernet switching market, the successful establishment of strategic alliances, and its continued leadership in Token-Ring.

YEAR 2000

         As is the case with many computer software systems, some of the Company's systems use two digit data fields which recognize dates using the assumption that the first two digits are "19". Therefore, the Company's date critical functions relation to the Year 2000 and beyond, such as sales, distribution, purchasing, inventory control, facilities, and financial systems may be severely affected unless changes are made to these systems. Olicom has since mid-1998 been in the process of reviewing the Company internal systems to identify applications that are not Year 2000 compliant. The Company expects that the initiatives currently being implemented will be sufficient in addressing issues relating to internal systems.

         The Company does not anticipate that addressing the Year 2000 problem for its internal information systems will have a material adverse effect on its business, financial condition or results of operations. Costs incurred by the Company to modify or replace non-compliant systems have not been material to date. Based on current assessment, the Company does not foresee the remediation costs to be material. The main contributions to such costs have been and are the acceleration of system upgrades and application projects. However, there can be no assurance that these costs will not be greater than anticipated, or that corrective actions undertaken will be completed before any Year 2000 problems could occur.

         The Company's business, financial condition and results of operations also could be materially adversely affected if it were to be held responsible for the failure of any products sold by the Company to be Year 2000 compliant

         The Year 2000 issue could negatively affect the demand for the Company products especially in the fourth quarter of 1999. The costs can also be negatively affected by the Year 2000 issue. These combining factors, while not quantified, could have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company has certain key relationships with suppliers and certain customers. If these suppliers or customers fail to adequately address the Year 2000 issue for their processes, this could have a material adverse effect the Company's business, financial condition and results of operations. The Company is still assessing the effect the Year 2000 issue will have on its suppliers and customers, and at this time cannot determine the impact, if any, that it will have.

COMMON EUROPEAN CURRENCY

         The Treaty on European Economic and Monetary Union provides for the introduction of a single European currency, the Euro, in substitution for the national currencies of the member states of the EU that adopt the Euro. The Euro became a reality on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the 11 member states of the EU that have qualified to participate, and have elected to participate, in the Euro at this time and when foreign exchange operations in the Euro commenced. Of the European countries in which Olicom maintains a presence, the Netherlands, France, Germany and Spain are among such 11 member states. Sweden did not qualify, and the United Kingdom and Denmark elected not to participate in the Euro at this time. Poland is not currently a member state of the EU. In the near term, the introduction of the Euro is not expected to impact the Company's business significantly, as the Company plans to continue to conduct its operations primarily in U.S. dollars, which is generally the functional currency in the data networking industry. In the long term, however, management believes that adoption of the Euro might reduce the Company's risk exposure to currency exchange fluctuations, the Company's costs of maintaining different accounting and other systems for different currencies, and the management of foreign currency risk.

BUSINESS ENVIRONMENT AND RISK FACTORS

         The Company's future operating results may be affected by various trends and factors, which the Company must successfully manage in order to achieve favorable operating results. In addition, there are trends and factors that are beyond the Company's control that may affect its operations.

         Such trends and factors include, without limitation, the following: conditions within the networking industry, and economic conditions generally; rapid technological change, frequent product introductions, changes in customer needs and evolving industry standards, which require that the Company continue to add engineering refinements to its existing products and develop and introduce new products which achieve market acceptance; difficulties or delays in the development, production and marketing of products, including, without limitation, any failure to ship new products and technologies when anticipated and a failure of manufacturing economies to develop when planned; fluctuations in the Company's revenues and operating results from quarter to quarter, due to a variety of factors, including, among others, the timing of significant orders, the timing of product introductions by the Company or its competitors, variations in net revenues by product and distribution channel, increased price and other competition, and decisions by distributors and OEMs as to the quantity of the Company's products to be maintained in inventories; the failure of the Company to timely and successfully execute material aspects of its revised business strategy; pricing, purchasing, operational and promotional decisions by distributors, value added resellers and OEMs, which could affect their supply of, or end-user demand for, the Company's products; the absence of long-term obligations on the part of distributors and OEMs to purchase products from the Company (and the implicit risk of any unanticipated declines in sales to any of the Company's material customers for competitive reasons or because of the internalization of production of products purchased from the Company on an OEM basis); the Company's shipment of products shortly after receipt of a purchase order, with the result that a substantial portion of the Company's revenues for any quarter results from orders received during such quarter, and minor shifts in the timing of purchase orders can have a significant effect on net sales for any quarter; the Company's failure to accurately anticipate the demand for its products, due to, among other things, the fact that the Company's expectations of future net sales as well as its expenditures are based largely on its own estimate of future demand and not on firm customer orders; declines in the demand for Desktop Network Interface Cards, which accounted for approximately 53.5% of the Company's net sales during 1998; the effect that consolidation in the LAN industry may have on the competitive position of the Company and its revenues and operating results; the acquisition of assets and businesses and the making or incurring of any expenditures and expenses in connection therewith, including, without limitation, any research and development expenses relating thereto; the ability of the Company to reduce product and other costs; the activities of any parties with whom the Company has an agreement or understanding, including, without limitation, issues affecting joint development projects in which the Company is a participant; unexpected changes in regulatory requirements, tariffs and other trade barriers, longer accounts receivable payment cycles and other risks associated with international operations; the ability or inability of the Company to hedge against foreign currency, exchange rates and fluctuations in such rates; and a change in the value of the U.S. dollar (the Company's functional currency) relative to other currencies.

         In light of the foregoing factors, as well as other factors affecting the Company's operating results, past trends should not be used by investors or others to anticipate future trends, and prior operating performance may not be an accurate indicator of future performance.


ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

         As the Company conducts its business world-wide, the Company's sales may be affected by changes in demand resulting from fluctuations in currency exchange rates, as well as by governmental controls and other risks associated with international sales (such as export licenses, political instability, trade restrictions and changes in tariff and freight rates). The Company generates sales primarily in U.S. dollars and incurs expenses in a number of currencies, principally in U.S. dollars and Danish kroner. Although the Company seeks to manage its foreign currency exposures by matching non-dollar revenues and expenses and by entering into hedging transactions, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's business, financial condition or results of operations. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations - Common European Currency".

         At December 31, 1998, the effect of a hypothetical uniform 10% strengthening in the value of the U.S. dollar relative to the Danish kroner would result in an increase in operating income of approximately $8.7 million for the year ending December 31, 1999. Comparatively, at December 31, 1997, the effect of a hypothetical uniform 10% strengthening in the value of the dollar relative to the Danish kroner would have resulted in an increase in operating income of approximately $4.6 million for the year-ended December 31, 1998. In addition to the direct effects of changes in exchange rates, which are a changed dollar value of the resulting expenses, changes in exchange rates also might affect the volume of sales outside the US. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels.


ITEM 10. OFFICERS AND DIRECTORS OF THE REGISTRANT.

         As of March 22, 1999, the members of the Company's Board of Directors, the executive officers of the Company, and other key employees are as follows:

Name                                      Age       Position
----                                      ---       --------
Jan Bech...........................       59        Chairman of the Board of Directors
Bo F. Vilstrup.....................       56        Deputy Chairman of the Board of Directors
Frank G. Petersen..................       66        Member of the Board of Directors
Michael J. Peytz...................       42        Member of the Board of Directors
Anders Knutsen.....................       52        Member of the Board of Directors
Soren Bjerre-Nielsen...............       46        Member of the Board of Directors

Niels Christian Furu...............       42        President and Chief Executive Officer
Lars Larsen........................       34        Executive Vice President and Chief Financial Officer
Niels E.L. Jorgensen...............       42        Chief Technology Officer and Executive Vice President of
                                                    Research, Development and Engineering
Per Bruno Larsen ..................       46        Executive Vice President of Global Marketing of the
                                                    Company and President of Olicom, Inc.
Per Friis..........................       36        Vice President, Operations
Jorgen Hog.........................       52        Vice President of Network Product Marketing
Kristian Thyregod..................       37        Vice President of Global Marketing & EMEA Sales
William A. Harper..................       52        Vice President of Sales, Americas
Prem Athwal .......................       39        Vice President of Sales, Asia-Pacific
Michael W. Jackman.................       40        Vice President, Sales and Marketing Operations
Mette R.L. Fogt....................       36        Director of Legal Affairs
David Harrell......................       41        Vice President of Information Technology


         Mr. Bech has been Chairman of the Company's Board of Directors since 1985. He serves as Chairman of the Board and Managing Director of ARCO-TECH Ltd., a company engaged in the business of consulting in strategic marketing. Mr. Bech previously served as a Vice President of Ing. C. Olivetti & C., S.p.A., with responsibility for its commercial activities in Scandinavia (from 1985 to 1992).

         Mr. Vilstrup has been a member of the Board of Directors since 1992 and Deputy Chairman of the Board since 1994. He is an attorney and was a partner in the law firm of Lett, Vilstrup & Partnere, Copenhagen, Denmark (from 1972 to
1999).

         Mr. Petersen has been a director of the Company since 1996. He was employed by IBM from 1957 until his retirement in 1994. At the time of his retirement, he served as Chairman and President of IBM Nordic AB, with responsibility for IBM's commercial activities in Scandinavia. Mr. Petersen is Chairman of Dansk Erhvervsudvikling A/S, Aretex A/S, Delfin Software A/S, Club La Santa A/S and Lalago ApS and a director of Dan Net A/S, Gretoma Style Furniture ApS, Bay Jacobsen A/S and PAS Scandinavia ApS.

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

         Mr. Bjerre-Nielsen has been a director of the Company since May 7, 1998. He has served as Vice Executive Officer and Chief Financial Officer of Danisco A/S (since 1995), a food ingredients conglomerate. Prior thereto, he was a state-authorized Public Accountant, being a partner at Deloitte & Touche (from 1982 to 1995) and managing partner (from 1986 to 1995). Mr. Bjerre-Nielsen is also a director of Velux Industri A/S and Velux A/S, companies engaged in the business of global manufacturing of skylights.

         Mr. Furu was appointed as President and Chief Executive Officer in October 1998. He joined the Company in 1997 as Executive Vice President and Chief Operating Officer. Prior to joining the Company, Mr. Furu served as Vice President of IBM Denmark A/S and Director of Nordic PC Sales (from 1995 to
1997). Prior thereto, he served as Director of Sales for Finance and Telecommunications for IBM Denmark A/S (from 1993 to 1995) and as Assistant to the General Manager of Marketing, IBM Europe (from 1991 to 1993).

         Mr. Lars Larsen has been employed by the Company since February 1999 as Executive Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Larsen was Director of Health Care, Finance and Information Technology (and prior thereto, Director of Corporate Planning & Economy) at Novo Nordisk A/S, a Danish pharmaceuticals manufacturer (from 1995 to 1999). Prior thereto, he was Group Controller at Baltica Holding A/S (from 1991 to 1995).

         Mr. Jorgensen has been employed by the Company since 1988 and was appointed Chief Technology Officer and Executive Vice President of Research, Development and Engineering in April 1998. He has had primary responsibility for the Company's Project Development Group since joining the Company, and served as Director of Engineering from 1990 and became Vice President of Research, Development and Engineering in November 1994.

         Mr. Per Bruno Larsen has been employed by the Company since April 1998, as Executive Vice President of Global Marketing, and President of Olicom, Inc. Prior to joining the Company, he served as Vice President, Brand Marketing, Mobile Computing with IBM Corporation (from 1994 to 1998). Prior thereto, he held various positions within IBM.

         Mr. Friis has been employed by the Company since November 1998 as Vice President, Operations. Prior to joining the Company, Mr. Friis was Vice President of Logistics in DanaData A/S (July 1995 to 1998). Prior thereto, he served as Purchasing Manager for computer equipment in a Danish retail chain.

         Mr. Hog has been employed by the Company since 1994, having served as its Director of Business Development. In May 1996, Mr. Hog became Vice President of Strategic Marketing. Prior to joining the Company, Mr. Hog was the President of CR Systems A/S, a Danish data communications company.

         Mr. Thyregod was employed by the Company as Vice President of Corporate Marketing in May 1998 and was appointed Vice President of Global Marketing & EMEA Sales in December 1998. Prior to joining the Company, Mr. Thyregod served as Vice President Commercial Operations and Marketing Manager International Operations at Navision Software A/S, an enterprise resource planning software company (from 1995 to 1998). From 1991 to 1995, Mr. Thyregod was Marketing Manager at Ingram Micro A/S, a network products distributor.

         Mr. Harper has been employed by the Company since September 1998 as Vice President of Sales, Americas. Prior to joining the Company, Mr. Harper was the Vice President of Network Integration for Racal Datacom, Inc. (from 1997 to
1998). Prior thereto, he served as Director of Worldwide Vertical Sales & Marketing for Equant International (from 1996 to 1997). Prior thereto, he served as Director of Network Integration for BellSouth Corporation (from 1989 to
1996).

         Mr. Athwal was appointed Vice President of Sales for Asia-Pacific
(APAC) in January 1998. He has been with the Company since January 1994 and previously served as Assistant Vice President of Corporate Marketing, and earlier as Director of Commercial Marketing. Prior to joining the Company, Mr. Athwal held various marketing positions at Cray Communications in the UK and NEC in Germany.

         Mr. Jackman has been employed by the Company since January 1999 as Vice President of Global Sales and Marketing Operations. Prior to joining the Company, he served as Vice President of Systems and Technology, IBM Corporation (from 1997 to 1998). Prior thereto, he served as Director of Mobile Computing Brand Operations, IBM Corporation (from 1991 to 1996). Prior thereto, he held various positions within IBM.

         Ms. Fogt has served as Director of Legal Affairs since 1997. Prior to joining the Company, Ms. Fogt served as Secretary to the Management at Jacob Holm & Sons A/S, a Danish manufacturer of fiber products, primarily for the hygiene industry (from 1995 to 1997). Prior thereto, Ms. Fogt was an attorney at the law firm Kromann & Munter (from 1988 to 1995).

         Mr. Harrell was appointed Vice President of Information Technology in July 1998. He has been with the Company since June 1996 and has previously served as Director of Information Technology and earlier as Director of Support Services, Americas. Prior to joining the Company, he was Assistant Vice President of LAN Services for USLIFE, from 1993 to 1996.

         Except for Messrs. Harper, Athwal, Harrell and Jackman, all directors and members of corporate management are Danish citizens. There are no family relationships among directors and executive officers of the Company or its subsidiaries.

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


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

         An aggregate of approximately $1,056,326 was paid by the Company to its directors and executive officers as a group (9 persons) for services rendered during fiscal year 1998 in all capacities, and approximately $841,000 was paid by the Company during fiscal year 1998 to its senior management, consisting of the Company's President and Chief Executive Officer, its Chief Financial Officer and its Chief Technology Officer, registered with the Commercial and Companies Agency of the Kingdom of Denmark.


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         At March 22, 1999, the Company had outstanding options to its employees and directors, and employees and directors of Olicom, Inc., to purchase an aggregate of 2,570,38 Common Shares (the foregoing includes options assumed by the Company in connection with the acquisition of CrossComm). The exercise price for such options ranges from $3.35 to $30.25. Such options terminate on various dates through December 14, 2003.

         At March 22, 1999, options to purchase an aggregate of 740,800 Common Shares were held by directors and executive officers of the Company.

         On December 10, 1998, the exercise prices of 482,300 outstanding options issued in March 1998 (314,500 options) and August 1998 (167,800 options) were reset with reference to the then prevailing market price for the Company's Common Shares. The original exercise prices for the options reset were $26.25 and $19.50, respectively. The new exercise price for these options is $10.00. The market price for the Company's Common Shares at the date of the reset was $5.25.


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         See "Officers and Directors of the Registrant -- Limitation of Liability and Indemnification Agreements."

         In connection with the repricing of options on December 10, 1998, the exercise prices of options issued to officers and directors were adjusted. Of the options held by officers and directors, the exercise price for 184,000 options issued in 1998 were reset to $10.00 (a premium to the $5.25 market price for the Common Shares on the date of repricing).

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


                         Report of Independent Auditors

The Board of Directors and Shareholders,
Olicom A/S

We have audited the accompanying consolidated balance sheets of Olicom A/S and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Olicom A/S and subsidiaries at December 31, 1997 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.


/s/ Ernst & Young

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Copenhagen, February 4, 1999

                                   Olicom A/S
                           Consolidated Balance Sheets

                                                               DECEMBER 31
                                                         1997               1998
                                                       ---------          ---------
ASSETS                                                         (In thousands)
Current assets:
  Cash and cash equivalents                             $ 45,305            $22,246
  Short-term investments (Note 4)                            915                  0
  Accounts receivable, less allowance of
    $3,170 in 1997 and $2,522 in 1998                     50,527             39,035
Inventories:
    Finished goods                                        17,397             29,345
    Raw materials                                          7,692              7,605
                                                       ---------          ---------
                                                          25,089             36,950

Deferred income taxes (Note 6)                             2,150              4,335
Prepaid expenses and other current assets                  2,398              8,405
                                                       ---------          ---------
Total current assets                                     126,384            110,971

Net assets of discontinued operations (Note 7)             7,300              4,044
Investments in affiliated companies                          733                958

Property and equipment:
  Leasehold improvements                                   2,858              4,269
  Equipment                                               30,290             33,900
                                                       ---------          ---------
                                                          33,148             38,169
Accumulated depreciation                                 (17,699)           (19,165)
                                                       ---------          ---------
                                                          15,449             19,004

Goodwill, net of accumulated amortization of
   $1,638 in 1997 and $3,641 in 1998                       9,172              7,169
                                                       ---------          ---------
Total assets                                           $ 159,038          $ 142,146
                                                       =========          =========


See accompanying notes

                                   Olicom A/S
                          Consolidated Balance Sheets

                                                                              DECEMBER 31
                                                                           1997         1998
                                                                         ---------    ---------
                                                                             (In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
  Accounts payable                                                       $  18,458    $  22,027
  Accrued payroll and related expenses                                       3,815        6,051
  Accrued product warranty expense                                           1,118        1,123
  Deferred revenue                                                           2,942          611
  Accrued restructuring costs                                                    0        4,935
  Other accrued expenses                                                     7,101        4,376
  Income taxes payable                                                          45            0
                                                                         ---------    ---------
Total current liabilities                                                   33,479       39,123

Shareholders' equity:
 Common stock, DKK 0.25 nominal value
  Authorized and issued - 18,495 in 1997 and in 18,594 1998                    712          715
  Additional paid-in capital                                               102,633      104,364
  Retained earnings                                                         38,728       15,789
  Treasury stock - 940 in 1997 and  in 731 1998                            (14,988)     (17,462)
  Unearned compensation                                                     (1,594)        (383)
  Other comprehensive income                                                    68            0

                                                                         ---------    ---------

Total shareholders' equity                                                 125,559      103,023

                                                                         ---------    ---------
Total liabilities and shareholders' equity                               $ 159,038    $ 142,146

                                                                         =========    ==========

See accompanying notes

                                   Olicom A/S
                        Consolidated Statements of Income

                                                                                YEAR ENDED DECEMBER 31
                                                                           1996         1997         1998
                                                                         ---------    ---------    ---------
                                                                                   (In thousands
                                                                             except per share amounts)
Net sales                                                                $ 142,437    $ 209,985    $ 206,817
Cost of sales                                                               77,048      101,633      119,336
Special charges related to inventories (Note 8)                                  0            0        3,463
                                                                         ---------    ---------    ---------
Gross profit                                                                65,389      108,352       84,018
                                                                         ---------    ---------    ---------
Operating expenses:
Sales and marketing                                                         37,399       50,204       68,216
Research and development                                                    11,218       15,477       20,975
General and administrative                                                   7,103       10,833       13,296
Restructuring charges (Note 8)                                                   0            0        7,327
Acquisition-related expenses                                                 3,787       40,917            0
                                                                         ---------    ---------    ---------
Total operating expenses                                                    59,507      117,431      109,814
                                                                         ---------    ---------    ---------
Income (loss) from continuing operations
before interest and income taxes                                             5,882       (9,079)     (25,796)

Interest and other financial income                                          2,441        3,611        2,881
Interest and other financial expense                                          (769)        (574)        (456)
Foreign currency gains (losses)                                               (632)      (2,483)         448
Related party gain on sale of investment (Note 12)                           2,878            0            0
                                                                         ---------    ---------    ---------
Income (loss) from continuing operations before income taxes                 9,800       (8,525)     (22,923)

Income taxes (Note 6)                                                        3,992       10,332         (153)
                                                                         ---------    ---------    ---------
Income (loss) from continuing operations                                     5,808      (18,857)     (22,770)

Income (loss) from discontinued operations net of
   tax of $551 in 1996, $268 in 1997 and $(283) in 1998 (Note 7)             1,617          736         (169)
                                                                         ---------    ---------    ---------

Net income (loss)                                                        $   7,425    $ (18,121)   $ (22,939)
                                                                         =========    =========    =========
Earnings (loss) per share from continuing operations:

Basic earnings (loss) per share                                          $    0.40    $   (1.19)   $   (1.27)
                                                                         =========    =========    =========
Weighted average shares outstanding                                         14,653       15,821       17,894
                                                                         =========    =========    =========
Diluted earnings (loss) per share                                        $    0.39    $   (1.19)   $   (1.27)
                                                                         =========    =========    =========
Weighted average shares outstanding including
   common stock equivalents in 1996                                         14,786       15,821       17,894
                                                                         =========    =========    =========

See accompanying notes

                                   Olicom A/S
                  Consolidated Statements of Income (continued)

                                                            YEAR ENDED DECEMBER 31
                                                       1996       1997         1998
                                                      -------   --------     -------
                                                               (In thousands
                                                         except per share amounts)
Earnings (loss) per share:

Basic earnings (loss) per share                       $  0.51   $  (1.15)    $ (1.28)
                                                      =======   ========     =======
Weighted average shares outstanding                    14,653     15,821      17,894
                                                      =======   ========     =======
Diluted earnings (loss) per share                     $  0.50   $  (1.15)    $ (1.28)
                                                      =======   ========     =======
Weighted average shares outstanding including
   common stock equivalents in 1996.                   14,786     15,821      17,894
                                                      =======   ========     =======



                                   Olicom A/S
                 Consolidated Statements of Comprehensive Income


                                                                            YEAR ENDED DECEMBER 31
                                                                        1996        1997        1998
                                                                      --------    --------    --------
                                                                              (In thousands)
Net income (loss)                                                     $  7,425    $(18,121)   $(22,939)

Other comprehensive income (loss), net of tax:
    Currency translation adjustments                                      (617)          0           0

    Change in unrecognized gain (loss)
    on short-term investments

    Unrealised holding gains (losses) arising during period               (213)        660          30
    Less: reclassification adjustment for gains included in
             net income                                                      0        (121)        (98)
                                                                      --------    --------    --------

Comprehensive net income (loss)                                       $  6,595    $(17,582)   $(23,007)
                                                                      ========    ========    ========

                                   Olicom A/S
                           Consolidated Statements of
                              Shareholders' Equity

                                                                                                             Other
                                                        Additional                              Unearned   compre-
                                                Common     paid-in   Retained     Treasury       compen-   hensive
                                                stock      capital   earnings        stock        sation    income      Total
                                               -------  ----------  ----------    ---------     --------   --------   ---------
                                                                (In thousands)
BALANCE AT DEC. 31, 1995                       $   610  $   51,754  $   49,424    $ (12,020)    $      0   $    359   $  90,127

Net income for 1996                                                      7,425                                            7,425
Purchase of treasury stock -
   3 common stock                                                                       (28)                                (28)
Options and warrants exercised -
   23 common stock                                             (10)                     217                                 207
Warrants exercised -
   101 common stock                                  4         604                                                          608
Change in unrealized gains (losses)                                                                            (213)       (213)
Currency translation adjustments                                                                               (617)       (617)
                                               -------  ----------  ----------    ---------     --------   ---------  ---------
BALANCE AT DEC. 31, 1996                       $   614  $   52,348  $   56,849    $ (11,831)    $      0   $   (471)  $  97,509

Net (loss) for 1997                                                    (18,121)                                         (18,121)
Issuance of 2,537 common stock to
   acquire CrossComm                                97      38,691                                                       38,788
Issuance of 1,023 warrants to
  acquire CrossComm                                          3,806                                                        3,806
Exchange of vested CrossComm
   options for Olicom options                                3,834                                                        3,834
Exchange of unvested CrossComm
   options for Olicom options                                1,859                                (1,859)                     0
Purchase of treasury stock -
   630 common stock                                                                 (15,716)                            (15,716)
320 common stock sold through offering
   at Copenhagen Stock Exchange                              5,295                    3,030                               8,325
Options exercised -
   626 common stock                                         (3,326)                   9,529                               6,203
Warrants exercised -
   20 common stock                                   1         126                                                          127
Change in unrealized gains (losses)                                                                             539         539
Amortization of unearned compensation                                                                265                    265
                                               -------  ----------  ----------    ---------     --------   --------   ---------
BALANCE AT DEC. 31, 1997                       $   712  $  102,633  $   38,728    $ (14,988)    $ (1,594)  $     68   $ 125,559

Net (loss) for 1998                                                    (22,939)                                         (22,939)
Purchase of treasury stock -
    400 common stock                                                                (10,358)                            (10,358)
Options exercised -
    609 common stock                                           (12)                   7,884                               7,872
Warrants exercised -
    99 common stock                                  3       1,950                                                        1,953
Change in unrealized gains (losses)                                                                           (68)          (68)
Amortization of unearned compensation                         (207)                                1,211                  1,004
                                               -------  ----------  ---------     ---------     --------   --------   ---------
BALANCE AT DEC. 31, 1998                       $   715  $  104,364  $  15,789     $ (17,462)    $   (383)  $     0    $ 103,023
                                               -------  ----------  ---------     ---------     --------   --------   ---------

See accompanying notes

                                   Olicom A/S
                      Consolidated Statements of Cash Flows

                                                                          YEAR ENDED DECEMBER 31
                                                                     1996        1997        1998
                                                                   --------    --------    --------
                                                                             (In thousands)
OPERATING ACTIVITIES
Net income (loss)                                                  $  7,425    $(18,121)   $(22,939)
Less: Income (loss) from discontinued operations                     (1,617)       (736)        169
                                                                   --------    --------    --------
Income (loss) from continuing operations                              5,808     (18,857)    (22,770)
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
   Depreciation                                                       2,259       4,654       6,942
   Amortization                                                       1,326       1,262       2,003
   Non cash compensation                                                  0         265       1,004
   Gain on sale of investment                                        (2,878)       (121)        (98)
   Deferred income taxes                                             (1,141)       (994)     (2,185)
   Share of net income (loss) of affiliates                               0        (206)       (225)
   Acquisition-related expenses                                       2,170      40,917           0
   Changes in operating assets and liabilities:
     Accounts receivable                                              4,771     (14,713)     11,492
     Inventories                                                     12,136      (2,810)    (11,861)
     Prepaid expenses and other current assets                          (39)       (523)     (6,007)
     Accounts payable                                                (9,800)      1,971       3,569
     Accrued payroll and related expenses                            (3,684)        350       2,236
     Accrued product warranty expense                                   119        (886)          5
     Deferred revenue                                                     0        (638)     (2,331)
     Accrued restructuring costs                                          0           0       4,935
     Other accrued liabilities                                        4,957       6,782      (2,724)
     Income taxes payable                                               831        (301)        (45)
                                                                   --------    --------    --------
Net cash provided by/(used in) operating activities                  16,835      16,152     (16,060)

INVESTING ACTIVITIES
Capital expenditures                                                 (8,587)     (7,964)    (12,410)
Proceeds from sale of property and equipment                              0         136       1,912
Proceeds from sale of investments                                     7,193      42,089         945
Business acquisitions - net of cash acquired
  and other investments                                              (2,545)    (40,161)          0
                                                                   --------    --------    --------
Net cash used in investing activities                                (3,939)     (5,900)     (9,553)


See accompanying notes

                                   Olicom A/S
                Consolidated Statements of Cash Flows (continued)

                                                                          YEAR ENDED DECEMBER 31
                                                                       1996        1997        1998
                                                                     --------    --------    --------
                                                                            (In thousands)
FINANCING ACTIVITIES
Change in short-term borrowings                                      $ (6,451)   $      0    $      0
Proceeds from sale of treasury stock -
  Copenhagen Stock Exchange                                                 0       8,325           0
Proceeds from options and warrants exercised                              816       6,330       9,825
Purchase of treasury stock                                                (28)    (15,716)    (10,358)
                                                                     --------    --------    --------
Net cash used in financing activities                                  (5,663)     (1,061)       (533)
Cash flows provided by/(used in) discontinued operations                 (697)     (1,883)      3,087
Effects of exchange rates on cash                                        (689)       (915)          0
                                                                     --------    --------    --------
Net increase (decrease) in cash and cash equivalents                    5,847       6,393     (23,059)
Cash and cash equivalents at beginning of year                         33,065      38,912      45,305
                                                                     --------    --------    --------

Cash and cash equivalents at end of year                             $ 38,912    $ 45,305    $ 22,246
                                                                     ========    ========    ========

Interest paid during the year                                        $    187    $     58    $     50
                                                                     ========    ========    ========
Income taxes paid during the year                                    $  4,819    $ 10,645    $  6,566
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

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of Olicom A/S and its majority-owned subsidiaries (the Company). The Company's investments in 20-50% owned companies are accounted for by the equity method of accounting.

USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, which affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     The Company's inventories and capitalized technologies consist primarily of items which are susceptible to technological obsolescence, a fact which has been considered in determining asset valuation reserves as of December 31, 1998. However, in the event of certain circumstances, such as the emergence of otherwise unforeseen new technologies and significant changes in anticipated market requirements and conditions, additional reserves related to assets held as of December 31, 1998 could be required in the future.

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at the time of purchase.

SHORT-TERM INVESTMENTS
     Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Short-term investments not classified as held-to-maturity are classified as available-for-sale. Short-term investments available-for-sale are carried at fair value, with the unrealized gains and losses, net of tax, reported as other comprehensive income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale short-term investments are included in interest income. The cost of short-term investments is based on the average cost method. Interest and dividends on short-term investments classified as available-for-sale are included in interest income.

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

REVENUE RECOGNITION
     Revenue is recognized when products are shipped. Service revenues are deferred and recognized ratably over the contractual periods. Certain sales have been made allowing a limited right of return.

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

     Gains and losses resulting from translation of the Company's equity investments into U.S. dollars are included as other comprehensive income.

INCOME TAXES
     The Company accounts for income taxes by the liability method, as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

ADVERTISING
     Costs associated with advertising the Company's products and services are expensed as incurred. Advertising costs for the years ended December 31, 1996, 1997 and 1998 approximated $1,355,000, $1,398,000 and $2,464,000, respectively.

RECLASSIFICATION
     The prior year amounts have been reclassified to conform to the current year presentation.

RECENT ACCOUNTING STANDARDS
      In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is required to be adopted in years beginning after June 15, 1999. Management does not anticipate that the adoption of the new Statement will have a significant impact on earnings or the financial position of the Company.

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

      The following summary, prepared on a pro forma basis, combines the results of operations as if CrossComm had been acquired as of the beginning of the periods presented. The summary includes the impact of certain adjustments such as goodwill amortization and estimated changes in interest income because of cash outlays associated with the transaction and the related income tax effect:

                                                          DECEMBER 31
                                                     1996            1997
                                                  -------------------------
                                                        (In thousands,
                                                  except per share amounts)
                                                         (Unaudited)
Net sales                                         $ 213,102       $ 254,781
Net income (loss)                                    (1,433)         18,832
Basic earnings (loss) per share                       (0.08)           1.11
Diluted earnings (loss) per share                     (0.08)           1.06

      The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for all periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might or might not be achieved from the combined operations.

3. WARRANTS
        In connection with the acquisition of CrossComm Corporation, the Company's shareholders approved the issuance of three-year warrants, each whole warrant being the right to acquire a Common Share at a price of $19.74 per each full Common Share. During 1998, 98,947 warrants were exercised at a price of $19.74 per share. The holders of the remaining 923,158 outstanding warrants as of December 31, 1998, may exercise a warrant, at a price of $19.74 per share, no later than June 12, 2000. In the event that all or any part of the warrants are not exercised by June 12, 2000, then such warrants will expire. The warrants are listed on the Nasdaq National Market (OLCWF).

4. SHORT-TERM INVESTMENTS
     The following is a summary of available-for-sale securities held as current assets:

                                                   UNREALIZED   UNREALIZED BOOK
                                      COST         GAINS        LOSSES    VALUE
                                     ------------------------------------------
                                                       (In thousands)
     Equity securities               $ 847           $ 127       $ 59     $ 915
                                     ------------------------------------------
     December 31, 1997               $ 847           $ 127       $ 59     $ 915
                                     ==========================================

     The equity securities were sold in 1998 at a gain of $98,000.

     The net adjustment to unrealized holding gains/(losses) on available-for-sale short-term investments included as a separate component of shareholders' equity totalled $(471,000), $68,000 and $0 in 1996, 1997 and 1998, respectively.

5. LINES OF CREDIT
     The Company has unsecured lines of credit with two banks, providing maximum facilities as of December 31, 1997 and 1998 of $10.7 million and $9.3 million, respectively. The credit lines were unused as of December 31, 1998.

6. INCOME TAXES
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1997 and 1998 are as follows:

                                                            1997        1998
                                                          --------    --------
                                                             (In thousands)
Deferred tax liabilities
   Tax over book depreciation                             $  1,497    $  1,373
   Inventory write down                                        646           0
         Other                                                 819         343
                                                          --------    --------
                                                             2,962       1,716
Deferred tax assets
  Book over tax depreciation                                   960       2,314
  Allowance for uncollectible receivables                      935         316
  Inventory valuations                                       3,205       4,467
  Net operating losses carried forward (NOL)                 9,877      12,936
        Tax credit carryforwards                             1,207       1,710
        Other accruals                                       3,829       2,546
                                                          --------    --------
      Deferred tax assets, gross                            20,013      24,289
                                                          --------    --------
      Net deferred tax liabilities (assets) before
        valuation allowance                               $(17,051)   $(22,573)
      Valuation allowance                                 $ 14,901    $ 18,238
                                                          --------    --------
      Net deferred tax liabilities (assets)               $ (2,150)   $ (4,335)
                                                          ========    ========


      The deferred tax asset valuation allowance, taken over at the acquisition of CrossComm, is primarily attributed to U.S. federal and state deferred tax assets. Management believes sufficient uncertainty exists regarding the realizability of these items that a valuation allowance is required.

      As of December 31, 1998 the Company has approximately $31.1 million of United States federal net operating loss carryover. Of this amount approximately $25 million is subject to limitation under Section 382 of the United States Internal Revenue Code. In addition, the Company has approximately $1.2 million of research and development credit carryover at December 31, 1998, subject to limitation under Section 383 of the Internal Revenue Code.

      As of December 31, 1998 the Company also has net operating losses for its Danish operations of approximately $11.2 million. These losses can be carried forward and offset against taxable income of the Danish operations for the following five years.

      For financial reporting purposes, income before income taxes includes the following components:

                                              1996        1997        1998
                                            --------    --------    --------
                                                    (In thousands)
      Pretax income:
       Denmark                              $  6,143    $(33,151)   $(22,639)
       United States                           3,657      24,626        (284)
                                            --------    --------    --------
                                            $  9,800    $ (8,525)   $(22,923)
                                            ========    ========    ========

      Significant components of the provision for income taxes are as follows:

                                              1996        1997        1998
                                            --------    --------    --------
                                                    (In thousands)
      Current:
        Denmark                             $  2,944    $    747    $  3,147
        United States                          2,189      10,579      (1,115)
                                            --------    --------    --------
                                               5,133      11,326       2,032
                                            --------    --------    --------

      Deferred:
        Denmark                                 (312)      1,298      (2,185)
        United States                           (829)     (2,292)          0
                                            --------    --------    --------
                                              (1,141)       (994)     (2,185)
                                            --------    --------    --------
                                            $  3,992    $ 10,332    $   (153)
                                            ========    ========    ========


      The reconciliation of income tax computed at the Danish statutory tax rates to income tax expense is:

                                                 1996             1997              1998
                                               -------------------------------------------------
                                                                 (In thousands)
                                                           %                %                %
     Danish tax                                $  3,332   34    $ (2,899)  (34)   $ (7,794) (34)
     Goodwill amortization                          247    2         411     6       2,003    9
     Increase in valuation allowance                  0    0           0     0       3,337   15
     Acquisition-related expenses                   336    2      12,827   179           0    0
     Benefit of foreign tax relief                 (117)  (1)       (112)   (2)          0    0
     United States taxes net of credits             118    1           0     0        (304)  (1)
     Adjustments prior years                          0    0           0     0       2,496   11
     Other net                                       76   (1)        105     0         109    0
                                               -------------------------------------------------

                                               $  3,992   37    $ 10,332   149    $   (153)   0
                                               =================================================

     Undistributed earnings of the Company's United States subsidiaries amounted to $78.9 million in 1998. Those earnings are considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends, the amount thereof would be subject only to withholding tax at a rate of 5% in accordance with the provisions of the Denmark/United States double tax treaty.

7. DISCONTINUED OPERATIONS
      As part of its new strategy announced November 30, 1998, the Company decided to divest its 75% holding in Lasat A/S ("Lasat"), a provider of PC modems. On January 15, 1999, Olicom's 75% holding in

Lasat was sold to a consortium of Lasat management, employees and two Denmark-based venture funds. The gain from the divestiture amounted to approximately $1.4 million, which will be recognized in 1999.

      The results of Lasat A/S have been reported separately as income from discontinued operations, net of tax, in the Consolidated Statements of Income. Prior year Consolidated Statements of Income have been restated accordingly.

      The Consolidated Balance Sheets as of December 31, 1997 and 1998 have been restated to segregate the Company's investment in Lasat A/S. On the Consolidated Statements of Cash Flows, the Company's share of income of Lasat A/S in 1996, 1997 and 1998 are reported as Income from discontinued operations.

      Sales in Lasat A/S were $26 million, $28 million and $22 million in 1996, 1997 and 1998, respectively. On December 31, 1998, the assets of Lasat A/S consisted primarily of inventories, accounts receivable and fixed assets amounting to approximately $7.7 million, and liabilities amounted to approximately $3.7 million.

8. SPECIAL CHARGES AND RESTRUCTURING CHARGES
      On September 9, 1998, the Company announced plans to discontinue its U.S. based Research and Development activities and to consolidate all such activities in Denmark and Poland. Also, the Company expanded its professional service relationship with Vital Network Services. Vital has according to the agreement assumed responsibility for certain of the Company's professional services. As part of the agreement Vital purchased the resources and assets of Olicom's North American professional service operations. The actions were part of a global consolidation, which resulted in the release of approximately 50 employees in Administrative functions, Marketing, Research & Development and Operations. As a consequence of these actions the Company has recorded special charges of approximately $1 million, related to inventory write-offs, and restructuring charges of $2.3 million, primarily related to staff reductions and fixed asset write-offs.

      On November 30, 1998, the Company announced its strategy for 1999 and forward. This included a major corporate restructuring in the fourth quarter of 1998. The restructuring included a staff reduction of approximately 20 percent, the closing of some offices and discontinuation of certain of products. The Company recorded special charges of $2.5 million in connection with the restructuring, related primarily to discontinued product write-offs. Furthermore, restructuring charges of $5 million were recorded, primarily related to the staff reduction and fixed asset write-offs.

      The total restructuring charges and special charges are specified as follows:

                                                                                    Accrued
                                                      Total expenses          Dec. 31, 1998
                                                      -------------------------------------
                                                                  (In thousands)
              Employee expenses                             $  3,939                $ 1,207
              Other expenses                                   3,388                  2,727
                                                      -------------------------------------

              Restructuring charges                            7,327                  3,934
              Special charges related to inventories           3,463                  1,001
                                                      -------------------------------------

                                                            $ 10,790                $ 4,935
                                                      =====================================


        Employees terminated in connection with the implementation of the new strategy announced November 30, 1998 were distributed as follows:

              Operations                                      29
              Sales and marketing                             81
              General and administrative                      11
                                                           -----

              Total number of employees terminated           121
                                                           =====

9. EMPLOYEE STOCK OPTION PLANS
     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options and warrants. Under APB 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

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

PRO FORMA INFORMATION
     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996, 1997 and 1998: risk-free interest rates of 6.5%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0.4; 25% of these options granted are expected to expire without being exercised; and weighted-average expected life of the options of 5 years.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                1996           1997               1998
                                                              -------------------------------------------
                                                                (In thousands, except earnings per share)
  Net income (loss) - as reported                             $  7,425       $(18,121)          $(22,939)
  Net income (loss) - pro forma                               $  7,156       $(20,307)          $(25,792)
  Basic earnings (loss) per share - as reported               $   0.51       $  (1.15)          $  (1.28)
  Basic earnings (loss) per share - pro forma                 $   0.49       $  (1.28)          $  (1.44)
  Diluted earnings (loss) per share -
   as reported                                                $   0.50       $  (1.15)          $  (1.28)
  Diluted earnings (loss) per share - pro forma               $   0.48       $  (1.28)          $  (1.44)

SUMMARY OF STOCK OPTION ACTIVITY
      On December 10, 1998, the exercise prices of 482,300 outstanding options issued in March 1998 (314,500 options) and August 1998 (167,800 options) were reset with reference to the then prevailing market price for the Company's Common Shares. The original exercise prices for the options reset were $26.25 and $19.50, respectively. The new exercise price for these options is $10.00. The market price for the Company's Common Shares at the date of the reset was $5.25.

      A summary of the Company's stock option activity, and related information for the three years ended December 31, 1998, follows:

                                       Outstanding      Exercisable       Weighted-average   Weighted-average
                                        number of        number of             exercise        fair value of
                                         options          options               price         option granted
                                       -----------      -----------       ----------------   ----------------
      January 1, 1996                      291,500           47,250                      9

      Granted                              466,100                                   11.49             $ 3.63
      Exercised                            (23,000)                                      9
      Expired                              (68,875)                                      9
                                       -----------                                  ------
      December 31, 1996                    665,725           77,875                  10.74

      CrossComm options                    905,511                                   10.52
      Granted                              710,200                                   14.79             $ 6.36
      Exercised                           (589,794)                                   9.98
      Expired                             (170,814)                                  16.87
                                       -----------                                  ------
       December 31, 1997                 1,520,828          326,699                 $12.11

      Granted                            1,001,605                                   12.24             $ 7.99
      Exercised                           (608,910)                                  12.89
      Expired                             (246,349)                                  15.48
                                       -----------                                  ------
       December 31, 1998                 1,667,174          425,960                 $11.53
                                       ===========      ===========                 ======


The following table summarizes the status of the Company's stock options, outstanding and exercisable at December 31, 1998:

                                   Outstanding    Weighted-average  Weighted-average  Exercisable   Weighted-average
      Range of                      number of        remaining          exercise       number of       exercise
      Exercise Prices                shares       contractual life       price           shares           price
      ---------------              -----------    ----------------- ----------------  -----------   ----------------
      $ 3.35 - $ 6.00                   96,268           2.93 years          $  5.46          268         $ 3.36
      $ 8.40 - $ 9.00                  261,351           4.45 years          $  8.66      214,892         $ 8.70
      $ 9.00 - $12.00                  868,405           3.58 years          $ 10.31       81,347         $11.30
      $14.00 - $17.00                  356,650           2.92 years          $ 14.62      126,453         $15.62
      $26.25 - $30.25                   84,500           3.15 years          $ 26.75        3,000         $29.79
                                   -----------                                        -----------
                                     1,667,174                                            425,960

10. EMPLOYEE BENEFIT PLANS
      The Company's subsidiaries in the U.S. have a 401(k) Plan. The Plan has been in place since May 1, 1993. Effective January 1, 1997, the Plan allows for both the Company and eligible employees to contribute. All employees over 21 years of age are eligible to participate. The Company's contribution equals 50% of an employee's contribution that does not exceed 6% of compensation. The Company's contribution expenses for 1997 and 1998, were $255,759 and $ 398,106, respectively.

      The Company does not provide its employees with other post-retirement and post-employment benefits.

11. LEASE COMMITMENTS
      The Company leases its headquarters and main warehouse facility under noncancellable operating leases which expire during the period from 2006 to 2008. The leases contain escalation clauses.

Additionally, the Company and its subsidiaries are lessees in other noncancellable lease arrangements for office buildings and warehouses, expiring on different dates.

      The total future minimum lease payments under the foregoing leases at December 31, 1998, are:

                                 Headquarters       Other        Total
                                 -------------------------------------
                                             (In thousands)
              1999                   $ 2,192     $  2,589      $  4,781
              2000                     1,991        2,093         4,084
              2001                     2,041        1,810         3,851
              2002                     2,092        1,745         3,837
              2003                     2,144        1,287         3,431
              Remaining               11,766        4,237        16,003
                                 --------------------------------------

                                    $ 22,226     $ 13,761      $ 35,987
                                 ======================================

Total lease amounts charged to expense are $ 2,294,000 in 1996, $3,488,000 in 1997 and $3,892,000 in 1998.

12. RELATED PARTY TRANSACTIONS
      On January 23, 1996 the Company completed the sale of its 35.6% investment in Contex A/S to Nilex Systems ApS, a related party, for a cash consideration of $7.2 million (DKK 41.0 million). The sale resulted in a gain of $2,878,000 net of taxes.

13. SEGMENT INFORMATION
      The Company currently operates in the data networking industry, primarily within the following technologies: Asynchronous Transfer Mode, Token-Ring and Fast Ethernet. The Company considers its products being one group of similar products.

      The Company manages its business primarily in two separate geographical areas: Americas, incorporating North and South America, and International, incorporating Europe and Asia Pacific.

      Information about the Company's operations by reportable segments is as follows:

                                      INTER-                     ELIMI-       CONSO-
                                      NATIONAL     AMERICAS      NATIONS      LIDATED
                                      ---------    ---------    ---------    ---------
                                                         (In thousands)
1998
Net sales:
External customers                    $ 100,828    $ 105,989    $       0    $ 206,817
Intercompany                             76,588       10,471      (87,059)   $       0
                                      ---------    ---------    ---------    ---------

Total                                 $ 177,416    $ 116,460    $ (87,059)   $ 206,817
                                      =========    =========    =========    =========

Depreciation and amortization         $   6,982    $   1,963    $       0    $   8,945
                                      =========    =========    =========    =========

Operating income (loss)               $ (20,568)   $  (3,447)   $  (1,781)   $ (25,796)
                                      =========    =========    =========    =========

Investments in affiliated companies   $     958    $       0    $       0    $     958
                                      =========    =========    =========    =========
Total assets                          $  71,174    $  84,313    $ (44,516)   $ 110,971
                                      =========    =========    =========    =========
Long-lived assets                     $  12,677    $   6,327    $       0    $  19,004
                                      =========    =========    =========    =========


1997
Net sales:
External customers                    $  97,716    $ 112,269    $       0    $ 209,985
Intercompany                             49,825        6,076      (55,901)           0
                                      ---------    ---------    ---------    ---------

Total                                 $ 147,541    $ 118,345    $ (55,901)   $ 209,985
                                      =========    =========    =========    =========

Depreciation and amortization         $   4,589    $   1,327    $       0    $   5,916
                                      =========    =========    =========    =========

Operating income (loss)               $ (30,843)   $  22,955    $  (1,191)   $  (9,079)
                                      =========    =========    =========    =========

Investments in affiliated companies   $     733    $       0    $       0    $     733
                                      =========    =========    =========    =========
Total assets                          $ 111,143    $  57,397    $ (42,156)   $ 126,384
                                      =========    =========    =========    =========
Long-lived assets                     $  11,964    $   3,485    $       0    $  15,449
                                      =========    =========    =========    =========

1996
Net sales:
External customers                    $  80,716    $  61,721    $       0    $ 142,437
Intercompany                             22,002            0      (22,002)           0
                                      ---------    ---------    ---------    ---------

Total                                 $ 102,718    $  61,721    $ (22,002)   $ 142,437
                                      =========    =========    =========    =========

Depreciation and amortization         $   3,136    $     449    $       0    $   3,585
                                      =========    =========    =========    =========

Operating income (loss)               $   3,193    $   3,657    $    (968)   $   5,882
                                      =========    =========    =========    =========

      In the year 1996, no single customer exceeded 10% of sales. In the year 1997, sales to a single customer exceeded 10% of sales, amounting to $24.7 million. In the year 1998, sales to one customer exceeded 10% of sales, amounting to $37.1 million

14. FINANCIAL INSTRUMENTS

A. FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

              Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

              Short-term investments: The fair values for short-term investments are based on quoted market prices.

              Foreign currency exchange contracts: The fair value of the Company's foreign currency exchange contracts are based on quoted market prices.

The carrying amounts and fair values of the Company's financial instruments at December 31, 1997 and 1998 are as follows:

                                                        1997                             1998
                                               -----------------------          ----------------------
                                                Carrying         Fair            Carrying        Fair
                                                 amount          value            amount         value
                                               -----------------------          ----------------------
                                                                     (In thousands)
    Cash and cash equivalents                  $ 45,305       $ 45,305          $ 22,246       $ 22,246
    Short-term investments                          915            915                 0              0
    Foreign currency exchange contract                0           (222)                0          1,251

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

      At December 31, 1997 and 1998 the stated or notional amounts of the Company's forward currency exchange contracts amounted to $12.0 million and $21.4 million, respectively.

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

      Concentrations of credit risk with respect to accounts receivable from customers located outside Denmark are limited under the terms of an agreement entered into with the company "EKR CreditInsurance A/S". This agreement guarantees up to 90% of the amount of the related receivables. The amounts so covered at December 31, 1997 and 1998 were $23,791,000 and $18,728,000, respectively.

15. LITIGATION
      From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of December 31, 1998, the Company is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material adverse effect on the Company's results of operations or financial position.


ITEM 19.      FINANCIAL STATEMENTS AND EXHIBITS.

      (a) The following consolidated financial statements are filed as part of this Annual Report:

                                                                                       Page no
                                                                                       -------
1.  Consolidated Financial Statements
    Report of Independent Auditors                                                          38
    Consolidated Balance Sheets at December 31, 1997 and 1998                               39
    Consolidated Statements of Income for the years
         ended December 31, 1996, 1997 and 1998                                             41
    Consolidated Statements of Comprehensive Income for the years
         ended December 31, 1996, 1997 and 1998                                             42
    Consolidated Statements of Shareholders' Equity for the years
         ended December 31, 1996, 1997 and 1998                                             43
    Consolidated Statements of Cash Flows for the years
         ended December 31, 1996, 1997 and 1998                                             44
    Notes to Consolidated Financial Statements                                              46

      All other supplementary schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

      (b) The following exhibits are filed as part of this Annual Report:

      Exhibit
      Number                      Description of Exhibits
      -------                     -----------------------
          1.1 --   Articles of Association of the Company, as amended (1).

          1.2 --   Rules of Procedure for the Board of Directors (2).

          2.1 --   1994 Share Incentive Plan, as amended (3).

          2.2 --   1996 Share Incentive Plan (4).

          2.3 --   1997 Share Incentive Plan (4).

          3.1 --   Agreement of Substitution (License Agreement) dated as of
                   September 1, 1990, between Willemijn Houdstermaatschappij BV and the Company (5).+

          3.2 --   Form of Indemnification Agreement between the Company
                   and/or Olicom, Inc.) and Jan Bech, Lars Stig Nielsen, Bo Vilstrup,
                   Frank G. Petersen, Michael Peytz, Soren Bjerre-Nielsen, Boje Rinhart,
                   Niels Jorgensen, Jorgen Hog, Steen B. Lohse, Per Bruno Larsen,
                   Niels Christian Furu, Lars Larsen, Per Friis, Kristian Thyregod,
                   William A. Harper, Prem Athwal, Michael W. Jackman,
                   Mette R.L. Fogt and David Harrell (5).

          3.3 --   Service Contract dated August 31, 1992, between the
                   Company and Lars Stig Nielsen (5).

          3.4 -- Trademark Agreement effective as of December 11, 1998, between the Company and Ing. C. Olivetti & C., S.p.A.

          3.5 --   License Agreement dated October 19, 1988, between the Company and Texas Instruments France, as amended by Amendment to
                   License Agreement dated November 29, 1989, together with
                   Texas Instruments Program License Agreement dated October 11,
                   1989, between the Company and Texas Instruments A/S,
                   Amendment to License Agreements dated October 6, 1992,
                   between the Company and Texas Instruments France, and
                   Amendment to License Agreement(s) dated January 1, 1992,
                   between the Company and Texas Instruments Trade Corporation (5).+

          3.6 --   Share Purchase Agreement dated January 23, 1996, between the Company and Nilex Systems ApS.(1).

          3.7 --   Agreement and Plan of Reorganization dated as of March
                   20, 1997, among the Company, PW Acquisition Corporation and
                   CrossComm Corporation (1).

          3.8 --   Agreement re sale of shareholding in Lasat.

   -------------

           (1) Incorporated herein by reference to the Company's registration statement on Form F-4, registration no. 333-24655.

           (2) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1997, file no. 0-20738.

           (3) Incorporated herein by reference to the Company's registration statement on Form S-8, registration no. 33-93684.

           (4) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, file no. 0-20738.

           (5) Incorporated herein by reference to the Company's registration statement on Form F-1, registration no. 33-51818.

           (6) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1993, file no. 0-20738.

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


                                    OLICOM A/S


                                    By:  /s/ Niels Christian Furu
                                         ----------------------------
                                         Niels Christian Furu
                                         President and Chief Executive Officer


April 28, 1999

                                 Exhibit Index


      Exhibit
      Number                      Description of Exhibits
      -------                     -----------------------
          1.1 --   Articles of Association of the Company, as amended (1).

          1.2 --   Rules of Procedure for the Board of Directors (2).

          2.1 --   1994 Share Incentive Plan, as amended (3).

          2.2 --   1996 Share Incentive Plan (4).

          2.3 --   1997 Share Incentive Plan (4).

          3.1 --   Agreement of Substitution (License Agreement) dated as of
                   September 1, 1990, between Willemijn Houdstermaatschappij BV and the Company (5).+

          3.2 --   Form of Indemnification Agreement between the Company
                   and/or Olicom, Inc.) and Jan Bech, Lars Stig Nielsen, Bo Vilstrup,
                   Frank G. Petersen, Michael Peytz, S0ren Bjerre-Nielsen, Boje Rinhart,
                   Niels J0rgensen, J0rgen H0g, Steen B. Lohse, Per Bruno Larsen,
                   Niels Christian Furu, Lars Larsen, Per Friis, Kristian Thyregod,
                   William A. Harper, Prem Athwal, Michael W. Jackman,
                   Mette R.L. Fogt and David Harrell (5).

          3.3 --   Service Contract dated August 31, 1992, between the
                   Company and Lars Stig Nielsen (5).

          3.4 -- Trademark Agreement effective as of December 11, 1998, between the Company and Ing. C. Olivetti & C., S.p.A.

          3.5 --   License Agreement dated October 19, 1988, between the Company and Texas Instruments France, as amended by Amendment to
                   License Agreement dated November 29, 1989, together with
                   Texas Instruments Program License Agreement dated October 11,
                   1989, between the Company and Texas Instruments A/S,
                   Amendment to License Agreements dated October 6, 1992,
                   between the Company and Texas Instruments France, and
                   Amendment to License Agreement(s) dated January 1, 1992,
                   between the Company and Texas Instruments Trade Corporation (5).+

          3.6 --   Share Purchase Agreement dated January 23, 1996, between the Company and Nilex Systems ApS.(1).

          3.7 --   Agreement and Plan of Reorganization dated as of March
                   20, 1997, among the Company, PW Acquisition Corporation and
                   CrossComm Corporation (1).

          3.8 --   Agreement re sale of shareholding in Lasat.

   -------------

           (1) Incorporated herein by reference to the Company's registration statement on Form F-4, registration no. 333-24655.

           (2) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1997, file no. 0-20738.

           (3) Incorporated herein by reference to the Company's registration statement on Form S-8, registration no. 33-93684.

           (4) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, file no. 0-20738.

           (5) Incorporated herein by reference to the Company's registration statement on Form F-1, registration no. 33-51818.

           (6) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1993, file no. 0-20738.

           +      Confidential treatment granted as to portions thereof.