Form 20-F
period 1999-12-31
OLICOM A S
filed 2000-05-16
CIK 891426

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

                   For the fiscal year ended December 31, 1999

                                       or

[ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from           to
                                              --------    --------

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

                            ------------------------

                                  NYBROVEJ 110
                                 DK-2800 LYNGBY
                                     DENMARK
                    (Address of principal executive offices)

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                         Common Shares, nominal value DKK 0.25 each
                         Common Stock Purchase Warrants

                            ------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                         Common Shares, nominal value DKK 0.25 each: 17,863,604 Common Stock Purchase Warrants: 922,388

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

                             Yes [X]      No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:

                         Item 17 [ ]   Item 18 [X]

                       DOCUMENTS INCORPORATED BY REFERENCE

                                      None.

ITEM 1. DESCRIPTION OF BUSINESS.

         Certain statements included in this Report include trend analysis and are forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")), including, without limitation, statements containing the words "believes", "anticipates", "expects", "plans", "may", "will", "should", "objective", "target", "goal", "strategy" or "continue" or the negative of such terms or other words of similar import. Such forward-looking statements relate to future events, the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Prospective investors should specifically consider the various factors identified in this Report that could cause actual results to differ, including, without limitation, those discussed in the following section, as well as in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company is under no duty to update any such factors or to update any of the forward-looking statements after the date of this Report to conform such statements to actual results.

OVERVIEW

         Owing to several significant transactions undertaken by Olicom A/S ("Olicom" or the "Company") during 1999 (the "1999 Transactions"), the nature of the Company's business has changed significantly. While this Report will summarize the more material developments in the Company's business during the past five years, such description must be viewed with reference to the 1999 Transactions. As a result of the 1999 Transactions and the attendant change in the nature of the Company's business as a result thereof, the nature of the Company's business prior to the 1999 Transactions has limited relevance.

         Prior to the 1999 Transactions, the Company developed, marketed and supported network software and hardware products that enabled personal and work-group computer users to communicate, exchange data and share computing resources in local area networks ("LANs"), in wide area networks ("WANs") and over the Internet. The Company's products were marketed worldwide, primarily through distributors, value-added resellers (including dealers, systems integrators and other resellers) ("VARs") and original equipment manufacturer customers ("OEMs").

COMPANY HISTORY

         Olicom was organized in the Kingdom of Denmark in 1985, and offered its shares publicly in the United States in 1992. Since December 1997, the Company's shares have been listed on the Copenhagen Stock Exchange. Beginning in 1987, Olicom was involved in the design, development and production of high-quality networking products. In 1988, Olicom began marketing an increasingly broader range of network interface cards ("NICs" or "adapters"), internetworking products, hubs and cabling components, repeaters, converters, filters and associated software drivers. The Company established Olicom, Inc. ("Olicom USA") in 1990, with its headquarters in metropolitan Dallas, to coordinate marketing in North and South America. In late 1991, Olicom introduced a line of Token-Ring bridging products. In 1992, an acquisition enabled Olicom to broaden its product line to Ethernet networks, and in 1995, Olicom began shipping 155 Mbps Asychronous Transfer Mode ("ATM") NICs.

         In June 1997, with the acquisition of CrossComm Corporation ("CrossComm"), Olicom acquired a chassis-based integrated networking platform for its Token-Ring, Ethernet and ATM solutions. In September 1997, Olicom introduced advanced Token-Ring and ATM switching solutions, including the CrossFire(R) 8600 Token Ring Switch.

         In November 1998, the Company announced a strategy of focusing on the Company's core businesses. Consistent with this strategy, in January 1999, Olicom divested its interest in Lasat A/S ("Lasat"), a producer of PC modems. In March 1999, the Company announced a suite of Fast Ethernet switching products designed for customers migrating from Token-Ring to Fast Ethernet.

         During the first six months of 1999, the Token-Ring market experienced a dramatic and accelerating decline, leading to a significant reduction in Olicom sales and severe operating losses. The Company also began experiencing significantly increased competition in the Fast Ethernet market. On a continuing basis during the period, Olicom reviewed its strategic and financial position, and began investigating a broad spectrum of possibilities, including entering into strategic alliances focused on Fast Ethernet technology and the sale of Olicom as a whole. Such inquiries failed to generate suitable potential relationships. As a result, the Company decided to divest its activities on a piecemeal basis.

1999 TRANSACTIONS

         On August 31, 1999, the Company announced the sale of its Token-Ring business to Madge Networks N.V. ("Madge"). On September 19, 1999, Intel Corporation ("Intel") purchased certain intellectual property and other assets of the Company and acquired Olicom's development group. Finally, on October 27, 1999, Olicom announced the sale of all of its interest in Digianswer A/S ("Digianswer") to Motorola, Inc. ("Motorola"). In late 1999, Olicom relocated its international corporate headquarters to a smaller facility adjacent to its previous facilities. In addition, the Company is in the process of closing down its U.S. headquarters and other U.S. and international offices.

         Although the transactions with Intel, Madge and Motorola have contributed to the improvement in Olicom's financial position, significant operational losses during 1999 and substantial asset write-downs, and other charges associated with the 1999 Transactions, resulted in a substantial decrease in Olicom's shareholders' equity as at December 31, 1999, compared with the same date in 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

         Since the closing of the 1999 transactions, the Company's main focus has been on the fulfillment of various product delivery and associated warranty and service obligations, primarily through various agreements with Madge and Intel, a warranty and support agreement with VITAL Network Services ("VITAL"), and agreements and arrangements with Olicom's other business partners and service providers.

         With the divestiture to Madge, Intel and Motorola, the Company's assets at December 31, 1999, were comprised mainly of, cash and cash equivalents, accounts receivables, inventories and certain intellectual property. In addition, there will be certain other assets and contingent payments related to the 1999 Transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further discussion of the 1999 Transactions.

         In connection with the reduction of its operating activities and the consummation of the 1999 Transactions, the Company will retain certain contingent liabilities, primarily relating to the return of products from United States distributors, product warranty and support obligations (relating to the transaction with Madge), indemnification obligations with respect to representations, warranties and other obligations, and non-competition covenants relating to all of the divestitures. In addition, the Company continued to have certain lease commitments.

         PRODUCTS

         Prior to the 1999 Transactions, the Company's strategic focus was to address the local area networking needs of large and medium size enterprises as they transitioned from shared, medium speed network topologies like 16 Mbps Token-Ring and 10 Mbps Ethernet to switched, high-speed networks. The Company's products were fully compatible with applicable industry standards and provided connectivity to all major PC architectures and network operating systems. The main product lines included the following:

         Desktop Network Interface Cards. NICs provide connectivity between a PC and the network. Olicom NICs provided support for industry standard speeds and features, as well as support for leading network operating systems developed by major vendors.

         Notebook Connectivity Products. Olicom's GoCard(R)range of PC Card adapters provided network connectivity for the rapidly growing portable computing market.

         Network System Products. Olicom's network systems products included LAN switches, routers, router switches and network management products.

         Network Services. Olicom network services included network monitoring, training, installation and on-call site maintenance. These services were sold by Olicom and performed by selected partners such as VITAL and other VARs around the world.

         With the sale of the Token-Ring business to Madge in August 1999, Olicom divested a substantial part of its Token-Ring product lines, including:

         Token-Ring Desktop Network Interface Cards
         Token-Ring Notebook Connectivity Products
         Token-Ring Hub Products
         CrossFire Token-Ring Switch Products

         The transfer of these product lines was implemented during September, October and November 1999. Olicom continued to support Madge with maintenance activities with respect to the transferred products on technical support projects that Madge escalates to Olicom, until this maintenance support obligation terminated at the end of February 2000.

         In September 1999, Olicom announced discontinuation of the CrossFire ATM Switch product line. To support existing partners and customers, end-of-life sales were arranged at reduced prices at the same time. Sales of these products effectively ceased in December 1999.

         In January 2000 Olicom announced discontinuation of the following additional product lines:

         ATM Network Interface Cards and associated software products CrossFire Fast Ethernet Switch Products
         Fast Ethernet Hub Products
         Fast Ethernet Desktop Network Interface Cards
         Fast Ethernet Notebook Connectivity Products
         XL Router and Switch Products (former CrossComm products)

         To support existing partners and customers, an end-of-life sales campaign began with respect to the foregoing products. The Company anticipates that sales of these products will effectively cease by February 29, 2000.

         Beginning approximately April 2000, the Company anticipates that it will cease to market and sell products; however, the Company expects that it will continue to fulfil product warranty obligations and technical support obligations for Ethernet products, ATM products and XL products. Such obligations will be performed through agreements with VITAL Network Services.

         Olicom is no longer involved in the network service business. Customers seeking network services (including general support, product replacement, network monitoring, training, installation and on-site support for products sold by Olicom) are referred to Madge, VITAL Network Services or NWorks (a Denmark-based start-up service company established by former Olicom employees).

PRODUCT SALES AND MARKETING

         Prior to the consummation of the 1999 Transactions, Olicom marketed and sold its products through indirect distribution channels that included distributors, VARs and OEMs. As is common in the LAN industry, the Company's agreements with distributors and VARs were terminable on prior notice and provided for the right upon such termination to return products that were unopened and undamaged.

         The Company has received notice from Ingram Micro Inc. and Tech Data Corporation, the Company's largest distributors, of their exercise of the right to return products. The Company has created reserves with respect to the financial impact associated with right of distributors to return products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

         Olicom product sales during the first quarter of 2000 will be limited to sales of Token-Ring products to Madge from pre-existing finished goods and certain component inventories. In addition, end-of-life sales are ongoing for a range of recently discontinued ATM, Ethernet and XL products. It is anticipated that Olicom will cease to sell products sometime during fiscal year 2000. Except for the ongoing end-of-life sales program, the Company has no active marketing programs with respect to products formerly produced by it.

         Pursuant to rights obtained in connection with its agreement with the Company, Madge may continue to manufacture, market and sell several Olicom-branded Token-Ring products.

PRODUCT SUPPORT

         Prior to the 1999 Transactions, the Company's distribution partners supported the Company's products. These distribution partners had access to the Company's sales support engineers and field engineers for end-user support. The Company's resellers and large accounts received sales and technical training from the Company at its training centers in greater Copenhagen, Denmark, Marlborough, Massachusetts and Richardson, Texas.

         The performance of technical support obligations retained by Olicom after the 1999 Transactions is now being provided through VITAL and NWorks. On-line information access is currently provided through the World Wide Web and electronic bulletin boards as well as additional technical support available through VITAL by telephone and telefax during extended business hours. For Olicom products that were purchased or licensed by Madge, technical support services are now being provided by Madge's technical support organization.

         Depending on the distribution channel, the Company's products generally have been warranted free of defects in materials and workmanship for one to three years. Selected NIC products have a limited lifetime warranty. Before the expiration of the product warranty period, the Company is offering parts replacement services through VITAL for the product lines that have remained with the Company, and Madge is providing similar services for the product lines that it purchased or licensed from Olicom.

         Olicom currently refers customers requesting maintenance and support contracts that include on-site service and 24-hour telephone dial-in support to Madge, VITAL or NWorks. To date, the Company has not encountered any significant product maintenance problems.

RESEARCH AND DEVELOPMENT

         Prior to the 1999 Transactions, the Company was developing new products and enhancements to existing products, with the goal of further improving performance, assuring continued interoperability and increasing market share. In this connection, the Company maintained significant research and development operations in greater Copenhagen and in Gdansk, Poland.

         In connection with the agreement with Intel, Olicom's development group was transferred to Intel, and approximately 220 Olicom development employees based in greater Copenhagen and in Gdansk became employees of Intel. After consummation of the transaction with Intel, and the subsequent sale of Olicom's shareholding in Digianswer, all Olicom research and development activities were terminated.

         As part of the agreement with Intel, Olicom has access to former Olicom engineering resources, both in Copenhagen and in Gdansk, who are now employed by Intel, in order to handle warranty obligations for Olicom's installed base of Ethernet, ATM and XL products.

MANUFACTURING AND DISTRIBUTION

         Prior to the 1999 Transactions, Olicom outsourced all of its manufacturing needs. Its products were manufactured in fully automated, high-quality ISO 9002 certified production lines utilizing Surface Mount Technology techniques, and were manufactured to meet Olicom specifications on a turnkey basis.

         In connection with the sale of the Token-Ring business to Madge, the Company continued to maintain its contract manufacturing base to support remaining products, and facilitated the availability of a continued supply of Token-Ring products to Madge. Following a transition period that extended from

August until November 1999, Madge assumed direct responsibility for the contract manufacturers for the product line purchased/licensed from the Company.

         The Company's distribution of products has been consolidated to its Copenhagen distribution center. The Company's distribution center in Richardson, Texas, was closed in December 1999, in line with the overall reduction in activities.

INTELLECTUAL PROPERTY

         The Company has been dependent on its proprietary technology since its inception. The Company relied upon a combination of copyright and trade secret laws to establish and maintain proprietary rights to its products.

         The Company has had a program to file applications for and obtain patents in the United States. During 1999, most of these patent applications were licensed or transferred to Madge or Intel. In most cases where patent applications were transferred, Olicom at the same time received a license of the right to utilize the technology represented by the transferred patent applications.

         While the Company has not been issued any patents to date, several original Olicom patent applications are currently pending. There can be no assurance that patents will be issued from pending applications, or that claims allowed on any future patents will be sufficiently broad to protect the Company's technology. In addition, to the extent that patents are issued from pending applications, there can be no assurance that any of such patents will not be challenged, invalidated or circumvented, or that any rights granted thereunder will provide competitive advantages to the Company. Although the Company believes that its products and technology have not and do not infringe the proprietary rights of others, and the Company does not have any knowledge that its products infringe the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims in the future or that such claims will not be successful, notwithstanding the divestitures in connection with the 1999 Transactions.

         It has been the Company's practice to enter into confidentiality agreements with its customers, suppliers and industry partners, to limit access to sensitive information. Despite these precautions, it may be technologically possible for past competitors of the Company to "reverse engineer" or otherwise obtain information regarding aspects of the Company's products that the Company regards as proprietary. The laws of some foreign countries in which the Company sells or may sell its products do not protect the Company's proprietary rights in its products to the same extent, as do the laws of the Kingdom of Denmark and/or the United States.

         From time to time the Company has received communications from third parties asserting that its use of trademarks, or that its products, infringe or may infringe the rights of third parties. There can be no assurance that any such claims will not result in protracted and costly litigation; however, based upon general practice in the industry, the Company believes that such matters can ordinarily be resolved without any material adverse impact on its business, financial condition or results of operations. Nevertheless, there can be no assurance that the necessary licenses would be available on acceptable terms, if at all, or that the Company would prevail in any such challenge. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or litigation arising out of such other parties' assertion, could have a material adverse effect on the business, financial condition or results of operations of the Company, notwithstanding the divestitures in connection with the 1999 Transactions.

TRADEMARK AGREEMENT

         The trademark "Olicom" (the "Trademark") is a registered trademark of Ing. C. Olivetti & C., S.p.A. ("Olivetti"). Pursuant to a Trademark Agreement dated December 11, 1998, Olivetti extended the grant to the Company of a worldwide license to use the Trademark. The term of the Trademark Agreement expires on September 1, 2009, with the Company having the right to extend the term for an additional ten years. During the term of the Trademark Agreement and for a period of one year after any termination thereof, Olivetti has agreed not to use itself or grant to a third party any rights to use the Trademark on products or services of the type manufactured, marketed or offered by the Company. Olicom has the right to terminate the Trademark Agreement for convenience upon the provision of notice, as provided therein.

         In connection with the transactions with Madge, Olivetti, Madge and Olicom agreed to the licensing of the Trademark on terms substantially similar to those enjoyed by Olicom under the Trademark Agreement, in order to enable Madge to market Olicom product lines.

         Olicom has trademarks on several selected products, such as CellDriver(R), Lanscout(TM) and RapidLan(TM), and on products and services such as CrossFire(R), GoCard(R), RapidFire(R), ClearServer(R), ClearSession(R), ClearSight(TM), ClearCare(R), ClearPartner(R), ClearStep(R) and ExpertWatch(R). Several of these trademarks were licensed to Madge in connection with the 1999 Transactions.

EMPLOYEES

         In connection with the Company's restructuring efforts and the 1999 Transactions, Olicom has reduced staff dramatically.

         As of February 1, 2000, the Company employed or retained (as employees or independent contractors) approximately 59 persons, including 6 in sales and marketing, 28 in operations/production (including quality assurance), and 25 in administration and finance. Of these employees and independent contractors, approximately 9 were located in the United States, and the remainder were located in Denmark.

         As of May 1, 2000, the Company anticipates that it will cease to have personnel in sales and marketing or operations. At such time, the Company will have limited personnel, primarily in finance and other administrative functions.


ITEM 2. DESCRIPTION OF PROPERTY.

OLICOM A/S LEASES

         Pursuant to the sublease agreement entered into with Intel Denmark ApS ("Intel Denmark"), Olicom has subleased the premises situated at Nybrovej 112, DK-2800 Lyngby (the "TopDanmark Lease No. 1") to Intel Denmark and the premises situated at Nybrovej 114, DK-2800 Lyngby (the "TopDanmark Lease No. 2") to Intel Denmark on the same terms and conditions as agreed in the head leases. The sublease agreement is for a fixed term terminating on February 1, 2006, for the TopDanmark Lease No. 1 and on April 1, 2008, for the sublet part of the TopDanmark Lease No. 2. During these periods, Olicom will remain contingently liable to TopDanmark Ejendom A/S ("TopDanmark"), as lessor of the premises, for the performance of lease obligations by its subtenants. While Olicom A/S provided bank guarantees and deposits to TopDanmark as security under the head leases, Intel Corporation has provided Olicom with a parent company guarantee covering Intel Denmark' fulfillment of its obligations under the subleases.

         In addition, Intel Denmark is obligated to use reasonable commercial efforts together with Olicom to procure the assignment of the head leases to Intel Denmark with the necessary consent of TopDanmark. In this relation, Intel Denmark is obligated to provide security to TopDanmark sufficient for the release of the bank guarantees and deposits presently provided as security by Olicom to TopDanmark.

         Further, Olicom had leased premises situated at Nybrovej 110, DK-2800 Lyngby from Tryg Baltica Forsikring, Pensionsforsikringsselskab A/S. This lease was transferred from Olicom to Eli Lilly Danmark A/S ("Eli Lilly Danmark") as of January 1, 2000, and has been accepted by the lessor of the premises. As part of this transfer, Olicom made a payment to Eli Lilly Danmark for refurbishment of the leased premises. Further, Olicom has entered into a sublease agreement with Eli Lilly Danmark, whereby Olicom will sublease 1,046 square meters of the premises situated at Nybrovej 110, DK-2800 Lyngby. The sublease is non-terminable until December 31, 2002; however, Olicom may assign this lease or enter into a further sublease. The sublease with Eli Lilly Danmark may terminate with at least a 12 months' written notice.

OLICOM USA LEASES

         Pursuant to a Lease Agreement dated October 16, 1997, Olicom USA leased approximately 40,000 square feet of office space in Richardson, Texas, for a term expiring on January 30, 2005. Effective November 29, 1999, Olicom USA assigned its obligations under the Lease Agreement to Nextel of Texas, Inc. ("Nextel Texas"). The parent corporation of Nextel Texas guaranteed its assumed obligations under the Lease Agreement. Pursuant to such assignment, the landlord granted Olicom USA a release from substantially all of its obligations under the Lease Agreement (including the obligation to pay rental). So long as Nextel Texas is not in default in its obligations under the Lease Agreement, the landlord has agreed to pay to Olicom USA an aggregate amount of $291,183 in 44 monthly installments, which represents a portion of the increased rental obtained as a result of the assignment of the Lease Agreement to Nextel Texas. In connection with the assignment of the Lease Agreement, Nextel Texas also assumed substantially all of the obligations of Olicom USA regarding the lease of telephone equipment at the leased premises. However, as the parent of Nextel Texas did not guarantee the obligations of Nextel Texas under the telephone lease, the lessor of the telephone equipment did not release Olicom USA from its obligations under such lease; as a result, Olicom USA agreed to guarantee the performance of the assumed obligations of Nextel Texas under the telephone lease. The guaranteed payments are approximately $7,200 per month for a period of 47 months as of February, 2000 (or a maximum amount of approximately $338,400 as of such date).

         Olicom USA also leases warehouse space in Plano, Texas, for a term expiring on April 14, 2000. Olicom USA will utilize portions of this space to handle returned products, and has moved its administrative offices into the office portion of the warehouse. Owing to the April 2000 expiration date of the term of such lease, Olicom USA is not endeavoring to sublet these premises at this time.

         Olicom USA also leases space in Marlborough, Massachusetts, for a term expiring December 31, 2002. Of the space originally leased by the former CrossComm, portions have been previously sublet. As part of the sale of the services business to VITAL Network Services, it agreed to split the cost of any unoccupied space. As a result, Olicom USA's estimated share of rental and operating expense attributable to this premises through 2002 is $476,637. While Olicom USA is presently trying to sublet the remaining space, it is not optimistic that it will be successful in doing so.

OLICOM POLAND LEASE

         Pursuant to a Lease Agreement dated December 22, 1997, Olicom Poland sp. z o.o. ("Olicom Poland") leased office space in Gdansk for a term expiring on November 28, 2008. Commencing October 25, 1999, these premises were sublet to Intel Technology Poland on back-to-back terms until the day when all rights and obligations of Olicom Poland can be assigned to Intel Technology Poland.

         If the lease is not assigned to Intel Technology Poland, Olicom Poland's liability vis-a-vis the landlord will not expire until November 28, 2008. This liability is covered by guarantees provided by Intel Corporation.


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

         On or about September 13, 1996, Datapoint Corporation ("Datapoint") commenced litigation in the United States District Court for the Eastern District of New York against CrossComm Corporation (now known as Olicom, Inc. ("CrossComm")), Cisco, Plaintree Systems Corporation, Accton Technology Corporation, Cabletron Systems, Inc., Bay Networks and Asante Technologies, Inc., individually, and as representatives of a putative class of all manufacturers, vendors and users of Fast Ethernet dual protocol local area network products. In its complaint, Datapoint alleges that the defendants have been, and still are, directly infringing U.S. Patent No. 5,077,732 by making, using, selling and/or offering for sale products embodying inventions claimed in that patent. Similarly, Datapoint alleges that the defendants are also infringing U.S. Patent No. 5,008,879 by using or selling products encompassed within that patent's claims. Datapoint is seeking a permanent injunction against all of the defendants, enjoining each of them from making, using or selling any product that infringes either patent, and is also seeking unspecified damages (which it claims should be trebled) and its costs and attorneys' fees. On April 15, 1998, the Special Master submitted a report in which he generally supported the contention of the defendants as to their construction of the claims with respect to the patents-in-suit. A Stipulated Order and Judgment was filed by the parties, and subsequent thereto, the Court granted Summary Judgment in favor of the defendants, finding that the accused products do not infringe the patents-in-suit. On February 3, 1999, Datapoint filed a notice of appeal to the United States District Court for the Federal Circuit. On January 6, 2000, Datapoint filed a motion seeking a stay of the appeal, on the grounds that one of the two claims that is the subject of the appeal had been rejected by the United States Patent and Trademark Office during a reexamination.

ITEM 4. CONTROL OF REGISTRANT.

         As of February 24, 2000, the Company was not aware of any person who was the beneficial owner of more than 10% of the outstanding shares of the Company, nominal value DKK 0.25 per share ("Common Shares"). The following table sets forth as of such date the number of Common Shares beneficially owned by all directors and executive officers of the Company as a group:

                                             Amount of        Percent
                                            Beneficial           of
                                             Ownership        Class(1)
                                             ---------        --------
All directors and executive officers
   as a group (consisting of 8 persons)       250,898           1.4%


----------------

         (1) Percentages in the foregoing table are based on 17,863,604 Common Shares issued and outstanding as of February 24, 2000, excluding 702,291 Common Shares held in the Company's treasury.


ITEM 5. NATURE OF TRADING MARKET.

         The Common Shares are traded on the Nasdaq National Market (under the symbol OLCMF) and on the Copenhagen Stock Exchange ("CSE"). The following table sets forth the high and low sales prices of the Common Shares for the periods indicated, as reported by the Nasdaq National Market ("Nasdaq") and the Copenhagen Stock Exchange.

                                                         Nasdaq(1)                        CSE(1)
                                                   --------------------              ----------------
                                                   High             Low              High         Low
                                                   ----             ---              ----         ---
Calendar 2000
   First Quarter (through February 24, 2000)        1.3             0.8               9.5         5.9
Calendar 1999
   First Quarter                                    7.9             2.9              52.4        21.3
   Second Quarter                                   4.5             3.1              29.6        19.8
   Third Quarter                                    4.4             0.6              29.2         5.8
   Fourth Quarter                                   1.7             0.5               9.4         3.9
Calendar 1998
   First Quarter                                   30.8            24.8             214.0       177.0
   Second Quarter                                  30.8            26.5             210.0       186.0
   Third Quarter                                   28.4            13.7             197.0        82.4
   Fourth Quarter                                  14.5             4.9              87.1        32.5

----------------

     (1) Prices reported for Nasdaq are expressed in U.S. dollars; prices reported for the CSE are expressed in Danish kroner.

         As of February 24, 2000, there were approximately 132 United States record holders of Common Shares, who held approximately 83% of the outstanding Common Shares as of such date. The foregoing includes 14,826,060 Common Shares held of record by Depository Trust Company, as nominee for various beneficial holders.

         On January 31, 2000, the Company announced that it had received notification from Nasdaq relating to the failure of the Common Shares to maintain a minimum bid price of $1.00 during a 30 consecutive trading day period, as required for continued listing of the shares on Nasdaq. The Company also announced that it had received notification from Nasdaq relating to the failure to maintain a minimum of two active market makers for the Company's common share purchase warrants, as required for continued listing of the warrants on Nasdaq. The Company appealed Nasdaq's determinations of noncompliance, and a hearing has been scheduled for February 24, 2000, with respect to the appeal. As of the close of business on February 25, 2000, the Company had not been advised of the outcome of the hearing.

         In connection with the Company's acquisition of CrossComm on June 12, 1997, the Company issued three-year warrants ("Warrants") to purchase Common Shares at an exercise price of $19.74 per whole Common Share. The Warrants are traded only on the Nasdaq National Market (under the symbol OLCWF). The following table sets forth the high and low sales prices of the Warrants for the periods indicated, as reported by Nasdaq.

                                                                              Nasdaq
                                                                     -------------------------
                                                                      High                Low
                                                                     ------              -----
Calendar 2000
   First Quarter (through February 24, 2000)                           0.2                0.1
Calender 1999
   First Quarter                                                       0.7                0.3
   Second Quarter                                                      0.4                0.1
   Third Quarter                                                       0.4                0.1
   Fourth Quarter                                                      0.2                0.0
Calendar 1998
   First Quarter                                                      12.8                8.1
   Second Quarter                                                     12.0                7.3
   Third Quarter                                                       9.0                1.0
   Fourth Quarter                                                      1.5                0.1


----------------


         As of February 24, 2000, there were approximately 88 United States record holders of Warrants, who held approximately 99% of the Warrants as of such date. The foregoing includes 918,975 Warrants held by Depository Trust Company.


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


ITEM 7. TAXATION.

         The following summary of certain United States federal and Danish tax matters is based on tax laws of the United States and Denmark as in effect on the date of this Report, and is subject to changes in United States and Danish law, including changes that could have retroactive effect. The following summary is also based on the current United States-Denmark Double Taxation Convention which is subject to change. A proposal for a new treaty has been concluded between USA and Denmark. The treaty must be ratified by the two states before it can take effect. In Denmark the Gouverment proposed a Bill on the new treaty on 3 November 1999 but the Bill has not yet been passed by the Parliament. This discussion is based on current laws unless otherwise stated and interpretations thereof, and there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained herein.

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

         This summary contains a description of the material United States federal income tax and Danish tax consequences of the purchase, ownership and disposition of Common Shares and Warrants by a beneficial owner that (i) is an individual citizen or resident in the United States (for United States federal income tax purposes), a corporation or partnership organized under the laws of the United States or any state thereof, or estates or trusts the income of which is subject to United States federal income tax regardless of its source, (ii) is not also a resident or corporation of Denmark and is not domiciled in Denmark,
(iii) does not hold Common Shares or Warrants in connection with any permanent establishment or fixed base in Denmark, (iv) does not own, and has not owned (directly, indirectly or by attribution) at any time, 10% or more of the total combined voting power or equity of the Company, and (v) holds Common Shares or Warrants as capital assets. The term "United States holder," as used in this summary, means a beneficial owner of Common Shares or Warrants meeting these requirements. UNITED STATES HOLDERS OF COMMON SHARES OR WARRANTS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES, DANISH OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES AND WARRANTS.

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

DANISH TAX CONSEQUENCES OF OWNERSHIP OF COMMON SHARES

         Dividends. For Danish income tax purposes, the gross amount of all distributions made by the Company to its shareholders is taxed as a dividend. However distributions liquidation proceeds made by the Company to its shareholders during the calender year in which the Company is finally liquidated and dissolved are taxed as capital gain. In addition, the gross amount paid by the Company to redeem Common Shares owned by a shareholder and considerations paid at purchase of own shares are generally taxed as a dividend. However, a shareholder may apply to Danish tax authorities for an exemption from the dividend tax. If the exemption request is granted, the consideration will be taxed as capital gain. The granting of bonus shares to shareholders, and the right of shareholders to subscribe for Common Shares at a price that is less than the current trading value of such Common Shares, are not considered taxable distributions to shareholders.

         In general, a Danish withholding tax of 25% is levied on all dividends. However, a United States holder may apply to the Danish tax authorities for a partial refund of the dividends tax that has been withheld under tax treaty. If this refund request is granted, the Danish withholding tax on such dividends is effectively reduced to 15%. Note that under the new treaty the rate is reduced to 5% for corporate shareholders holding at least 10% of the share capital as oppose to 90% to the voting power in the current treaty. Further, corporate shareholders holding at least 25% of the share capital for a consecutive period of a least one year may be exempt from Danish tax on dividends. The Company does not presently contemplate the payment of any dividends on Common Shares. However, should the Company decide to make payment of dividend, the Company will apply to the Danish tax authorities for a blanket exemption allowing the Company to withhold only 15% of all gross dividends paid to a United States holder. While the Company believes that such an exemption will be granted, there can be no assurance that this will occur. Shareholders eligible for further reduction must apply individually for such reduction.

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

         Sale of Warrants. Generally, a United States holder should not recognize taxable gain or loss for Danish income tax purposes upon the sale of a Warrant. However if the warrant is disposed of to the Company any (deemed) consideration will be taxed as dividend, cf. above, unless a ruling allowing for capital gains treatment has been obtained.

         Expiration. Upon the expiration of a Warrant, a United States holder should not recognize taxable gain or loss for Danish income tax purposes.

DANISH SHARE TRANSFER DUTY

         No Danish share transfer duty is levied on the disposal of Common Shares or Warrants.

DANISH ESTATE AND GIFT TAXES.

         Generally, if a United States holder acquires or disposes of Common Shares or Warrants by inheritance, legacy or gift, such holder will not be subject to Danish gift or inheritance taxes. If a United States holder should make a gift of such Common Shares or Warrants to a close relative resident in Denmark other than a spouse, the United States holder could be liable for Danish gift tax; however the tax is subject to relief under the United States-Denmark Double Taxation Convention with respect to taxes on estates, inheritance and gifts.


ITEM 8. SELECTED FINANCIAL DATA.

         The following table sets forth certain financial information with respect to the Company for the five years ended December 31, 1999. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes included elsewhere herein.

                                                                   YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------------------
                                                 1995          1996         1997          1998          1999
                                              ----------    ----------   ----------    ----------    ----------
                                                                       (IN THOUSANDS,
                                                                  EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
   Net sales                                  $  127,469    $  168,228   $  238,229    $  227,602    $   71,291
   Cost of sales                                  65,191        95,236      123,195       134,990        60,874
   Special charges related to inventories              0             0            0         3,463        33,737
                                              ----------    ----------   ----------    ----------    ----------
   Gross profit                                   62,278        72,992      115,034        89,149       (23,320)
                                              ----------    ----------   ----------    ----------    ----------
OPERATING EXPENSES:
   Sales and marketing                            31,660        40,496       53,754        71,300        42,216
   Research and development                        9,193        12,852       17,748        23,174        14,298
   General and administrative                      5,662         6,848       11,032        13,657        11,218
   Acquisition-related expenses                        0         3,787       40,917             0             0
   Restructuring charges                               0         1,402            0         7,327        36,695
                                              ----------    ----------   ----------    ----------    ----------
       Total operating expenses                   46,515        65,385      123,451       115,458       104,427
                                              ----------    ----------   ----------    ----------    ----------
INCOME (LOSS) FROM OPERATIONS
  BEFORE INTEREST AND INCOME TAXES                15,763         7,607       (8,417)      (26,309)     (127,747)
   Income from sale of activities                      0             0            0             0        51,205
   Interest income, net                            3,297         1,531        2,966         2,302           829
   Foreign currency gains (losses)                   (31)          675       (1,736)          481           722
   Related party gain on sale of investment            0         2,878            0             0             0
                                              ----------    ----------   ----------    ----------    ----------
INCOME (LOSS) BEFORE INCOME TAXES                 19,029        12,691       (7,187)      (23,526)      (74,991)
   Provision for income taxes                      6,223         4,727       10,689          (531)        4,656
                                              ----------    ----------   ----------    ----------    ----------
INCOME (LOSS) BEFORE MINORITY INTEREST IN
  INCOME OF CONSOLIDATED SUBSIDIARY               12,806         7,964      (17,876)      (22,995)      (79,647)
   Minority interest in income of
       consolidated subsidiary                         0           539          245           (56)          660
                                              ----------    ----------   ----------    ----------    ----------
NET INCOME (LOSS)$                                12,806    $    7,425   $  (18,121)   $  (22,939)   $  (80,307)
                                              ==========    ==========   ==========    ==========    ==========

DILUTED EARNINGS (LOSS) PER SHARE             $     0.87    $     0.50   $    (1.15)   $    (1.28)   $    (4.50)
                                              ==========    ==========   ==========    ==========    ==========

WEIGHTED AVERAGE SHARES OUTSTANDING
    INCLUDING COMMON STOCK EQUIVALENTS
    IN 1997, 1998 AND 1999                        14,748        14,786       15,821        17,894        17,864
                                              ==========    ==========   ==========    ==========    ==========

                                                                         DECEMBER 31,
                                                --------------------------------------------------------------
                                                   1995         1996         1997         1998         1999
                                                ----------   ----------   ----------   ----------   ----------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
   Working capital                              $   78,600   $   86,407   $  100,552   $   76,249   $   22,265
   Total assets                                    127,327      127,924      162,331      149,013       48,468
   Total shareholders' equity                       90,127       97,509      125,559      103,023       22,438

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

         During the first six months of 1999, the Token-Ring market experienced a dramatic and accelerating decline, leading to a significant reduction in Olicom's sales and severe operating losses. The Company also began experiencing significantly increased competition in the Fast Ethernet market. On a continuing basis during the period, Olicom reviewed its strategic and financial position, and began investigating a broad spectrum of possibilities, including entering into strategic alliances focused on Fast Ethernet technology and the sale of Olicom as a whole. Such inquiries failed to generate suitable potential relationships. As a result, the Company decided to divest its activities on a piecemeal basis (see "Description of Business").

         As a result of the 1999 Transactions, the nature of the Company's business changed significantly during 1999. This discussion will summarize the 1999 Transactions (see "The 1999 Transactions"). The 1999 Transactions significantly affected the Company's financial condition and results of operations at and for the fiscal year ended December 31, 1999, as described more fully below. As a result of these significant changes in the nature of the Company's business, the following discussion will include summary references to the Company's results of operations, liquidity and financial condition during the period prior to the 1999 Transactions, and describe the effect of the 1999 Transactions on the Company's results of operations, liquidity and financial condition.

         The Company's functional currency is the U.S. dollar. The Company prepares its financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). References herein to "U.S. dollars", "$" or "USD" are references to United States currency, and references to "Danish kroner", "kroner" or "DKK" are references to Danish currency.

1999 TRANSACTIONS

         On August 31, 1999, the Company closed the sale of its Token-Ring business to Madge. The consideration for the sale of Olicom's Token-Ring business to Madge consisted of a cash payment of $15 million, of which a certain amount was paid into escrow subject to Olicom fulfilling certain development and other technical support commitments, and obligations with respect to documentation and training, and additional cash payments due over the succeeding three years based on Madge's revenue derived from the combined Madge and Olicom Token-Ring product portfolio during this period. With respect to the additional cash payments, a certain minimum cash amount for the whole period is guaranteed by a financial institution and held in escrow, and will be released in instalments over a period of twelve quarters from the closing date. Until February 29, 2000, Madge is entitled to withhold payments capped at a certain amount in connection with the Company's agreement to indemnify Madge with respect to intellectual property claims. The escrowed amounts and the potential additional cash payments have not been taken into income in 1999. The Company intends to record these amounts and payments as income when and to the extent received, but only to the extent that Madge does not make claims which would have the effect of reducing the amount of monies received. With respect to a given quarter, Olicom will receive payments in excess of the agreed quarterly amount if Madge's revenue from Token-Ring products in that quarter exceeds the thresholds set for the calculation of the minimum payment; however, Madge may reduce the next quarterly payment by an amount equal to the amount of the excess payment, if the sale of Token-Ring products in the succeeding quarter is less than the agreed threshold. Consequently, the Company will be able to make a complete assessment of the total amount paid by Madge only after the end of the twelve quarters following the closing. Olicom can make no assurance with respect to the anticipated outcome of the sale of Token-Ring products during the three-year period above the agreed minimum amount. In addition, Madge agreed to purchase certain Olicom Token-Ring inventory. The obligation for Madge to purchase inventory will expire by March 31, 2000. In addition, Olicom agreed to provide certain warranty-related services with regard to the product lines transferred to Madge. This agreement obligates Olicom to repair or replace defective goods in accordance with Olicom's general commercial warranty terms for up to one year following product purchases.

         On September 19, 1999, Olicom closed a transaction whereby Intel Corporation ("Intel") purchased certain intellectual property and other assets of the Company and acquired Olicom's development group. The consideration for the Intel transaction included a cash payment, with a portion thereof being paid into escrow as security for the performance of indemnification obligations with respect to warranties, representations and other agreements made by the Company to Intel. The escrowed amount will remain in escrow for twelve months following the closing date, to the extent not applied to claims against the Company that are subject to warranty and indemnification obligations. In addition, the agreement with Intel contains a provision pursuant to which Olicom may receive additional payments upon the satisfaction of certain conditions. Olicom can make no assurance with respect to the anticipated outcome of this provision, which will expire by September 30, 2000.

         On October 27, 1999, Olicom closed the sale of all of its interest in Digianswer A/S ("Digianswer") to Motorola, Inc. ("Motorola"). The consideration for the Digianswer transaction consisted of cash, with a portion thereof being paid into escrow as security for the performance by the Company of indemnification obligations with respect to warranties, representations and other agreements made by the Company to Motorola. The escrowed amount will remain in escrow for 18 months following the closing date, to the extent not applied to claims against the Company that are subject to warranty and indemnification obligations. In connection with the agreement with Motorola, the Company recorded both the cash payment and the escrowed amount as an income in 1999, as management believes that the risk associated with the escrowed amount is limited.

         In connection with the foregoing agreements, Olicom made warranties, representations and other agreements that are customary for transactions of this nature. Warranty claims are barred following the expiration of stated periods (generally, 1 1/2 to 2 years) following the closing of the respective transactions. Olicom's liability for indemnification is limited to certain maximum amounts, in no case exceeding the cash payments received by it. In all the transactions Olicom entered into confidentiality agreements which limit the detail that Olicom can disclose regarding the terms of each transaction. In connection with the reduction in its operating activities and the consummation of the 1999 Transactions, the Company will retain certain contingent liabilities, primarily relating to the return of products, particularly from United States customers, product warranty and support obligations relating to the transaction with Madge, and indemnification obligations with respect to representations and warranties. The Company entered into non-competition covenants relating to all of the divestitures. In addition, the Company will retain certain lease commitments (see "Description of Property"), and remain responsible for litigation arising out of its operations.

         Subsequent to the closing of the 1999 Transactions, the nature of the Company's business changed, as the Company focused on (i) pushing product through the channel (such products consisting of products on hand and products received subsequent to such closing as a result of existing commitments to third-party manufacturers), (ii) collection of receivables, (iii) provision of warranty and technical support, (iv) receipt of products from distributors and VARs who have cancelled distribution agreements, and (v) the reduction in U.S. operations and operations in countries outside of the U.S. and Denmark.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain financial data as percentages of the Company's net sales. The Company believes that period to period comparisons of its financial results are not meaningful and should not be relied upon as an indicator of future performance. In particular, the Company's 1999 results of operations were heavily influenced by the 1999 Transactions. Consequently, comparisons between 1998 and 1999 are not meaningful. Prior year amounts have been reclassified to conform to the current year presentation of the financial statements.

                                                               YEAR ENDED DECEMBER 31,
                                                          ----------------------------------
                                                            1997         1998         1999
                                                          --------     --------     --------
Net sales .............................................      100.0%       100.0%       100.0%
Cost of sales .........................................       51.7         59.3         85.4
Special charges related to inventories ................        0.0          1.5         47.3
                                                          --------     --------     --------
   Gross profit .......................................       48.3         39.2        (32.7)
Operating expenses:
   Sales and marketing ................................       22.6         31.3         59.2
   Research and development ...........................        7.4         10.2         20.1
   General and administrative .........................        4.6          6.0         15.7
   Restructuring charges ..............................        0.0          3.2         51.5
   Acquisition-related expenses .......................       17.2          0.0          0.0
                                                          --------     --------     --------
   Total operating expenses ...........................       51.8         50.7        146.5
                                                          --------     --------     --------
Income (loss) from operations before interest
  and income taxes ....................................       (3.5)       (11.5)      (179.2)
   Income from sales of activities ....................        0.0          0.0         71.8
   Interest income, net ...............................        1.2          1.0          1.2
   Foreign currency gains (losses) ....................       (0.7)         0.2          1.0
                                                          --------     --------     --------
Income (loss) before income taxes .....................       (3.0)       (10.3)      (105.2)
   Provision for income taxes .........................        4.5         (0.2)         6.5
Income (loss) before minority interest
  in income of consolidated subsidiary ................       (7.5)       (10.1)      (111.7)
                                                          --------     --------     --------
   Minority interest in income of
   consolidated subsidiary ............................        0.1         (0.0)         0.9
                                                          --------     --------     --------
Net income (loss) .....................................       (7.6)%      (10.1)%     (112.6)%
                                                          ========     ========     ========


YEARS ENDED DECEMBER 31, 1998 AND 1999

         Net sales. Net sales decreased from $227.6 million in 1998 to $71.3 million in 1999. Net sales in North and South America (the "Americas") decreased from $106.0 million in 1998 to $13.3 million in 1999, while sales outside of the Americas decreased from $121.6 million in 1998 to $58 million in 1999. Digianswer sales amounted to $4.7 million during 1999. This dramatic decrease in sales was primarily due to significant price competition in the Token-Ring market, most evident in the Americas, the failure of the Company to derive significant sales from its Fast Ethernet product portfolio, and the effect of the 1999 Transactions, and in particular, the sale of the Company's Token-Ring business to Madge effective August 31, 1999. Following the Madge transaction, the Company's sales consisted primarily of Token-Ring products sold to Madge at extremely low margins and Ethernet and ATM products that were not part of the product lines purchased by Madge. Such products consisted of goods on hand in the Company's warehouses, as well as goods that were in the process of being manufactured pursuant to existing commitments. Subsequent to the closing of the Madge transaction and the scaling down of Olicom's sales and marketing organizations, the Company's sales efforts were directed toward pushing through the channels, utilizing various incentives. The Company has created reserves with respect to the financial impact associated with right of distributors to return products.

         Gross Profit. Gross profit decreased from $89.1 million in 1998 to a negative gross profit of $23.3 million in 1999. Prior to the Company's sale of its Token-Ring business to Madge, gross profit was being significantly and adversely impacted by increased price competition in the Token-Ring market. In connection with the closing of the 1999 Transactions, the Company incurred a $33.7 million special charge, primarily related to write-offs of inventory. In addition, commencing with the closing of the Madge transaction, the Company began offering incentives designed to push Ethernet and ATM inventory through the channel. Such incentives generally resulted in decreased selling prices, which in turn depressed margins.

         Expenses. Total operating expenses decreased by $11.1 million from $115.5 million in 1998 to $104.4 million in 1999. However, when adjusted for restructuring charges of $7.3 million in 1998 and $36.7 million in 1999, there would have been a net decrease in total operating expenses of $40.4 million in 1999 compared to 1998, on a pro forma basis. Restructuring charges of $36.7 million in 1999 related primarily to the 1999 Transactions, and were comprised of write-downs of $6.4 million related to fixed assets and a write-off of $6.0 million in goodwill recorded in 1997 in connection with the acquisition of CrossComm. Other significant restructuring charges in 1999 related to external assistance and personnel related expenses.

         Depreciation and Amortization. Total depreciation and amortization, which are included in the respective expense items, decreased from $8.9 million in 1998 to $3.9 million in 1999. This decrease was attributable in part to the above mentioned restructuring charges relating to the 1999 Transactions. The depreciation of capitalized software related to the Company's integrated management information system.

         Sales and Marketing. Sales and marketing expenses decreased from $71.3 million in 1998 to $42.2 million in 1999. This decrease was primarily a consequence of the significant reduction in activities following the 1999 Transactions, whereby the Company's Token-Ring product line was acquired by Madge, with the result that most of the Company's then-existing sales and marketing activities were discontinued. The Company's current sales and marketing activity is focused on pushing remaining inventory through the channel.

         Research and Development. Research and development expenses decreased from $23.2 million in 1998 to $14.3 million in 1999. This decrease was primarily a consequence of the significant reduction in activities following the 1999 Transactions, whereby Intel acquired the Company's development team, with the result that all of the Company's then-existing research and development activities were discontinued.

         General and Administrative. General and administrative expenses decreased from $13.7 million in 1998 to $11.2 million in 1999. This decrease was primarily a consequence of the significant reduction in activities following the 1999 Transactions, which resulted in a significant reduction in general and administrative staff. While the 1999 Transactions resulted in lower expense levels in sales and marketing and in research and development, the Company's remaining activities continue to require the attention of general and administrative personnel.

         Interest and Other Financial Income. Net interest and other financial income decreased from $2.3 million in 1998 to $0.8 million in 1999. This decrease was primarily a consequence of a reduction in cash and cash equivalents in the first two quarters of 1999, compared with 1998.

         Income From Sale of Activities. Income from sale of activities included net proceeds from the 1999 Transactions, less fees to investment bankers and other related expenses. Income related to the Madge transaction included an amount, which is the net present value of a portion of the guaranteed minimum payment. Only after the expiration of twelve quarters following the closing of the Madge transaction will the Company be able to calculate the exact amount of additional payments stipulated in the agreement with Madge. Other contingent income relating to the 1999 Transactions has not been recorded as income in 1999 (see "The 1999 Transactions" above).

         Income Taxes. The Company's income tax increased from a tax benefit of $531,000 for 1998 to an income tax of $4.7 million in 1999, primarily due to a tax asset write-down in connection with Olicom, Inc.

YEARS ENDED DECEMBER 31, 1997 AND 1998

         Net sales. Net sales decreased from $238.2 million in 1997 to $227.6 million in 1998. Net sales in the Americas decreased from $112.2 million in 1997 to $106 million in 1998, while sales outside of the Americas decreased from $126 million in 1997 to $121.6 million in 1998.

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

         Total service revenue during 1998 was $8.5 million, an increase of 43% compared with 1997. However, the expansion of the Company's professional service relationship with VITAL Network Services during the fourth quarter of 1998 resulted in decreased service revenue during such quarter. It should be noted that levels of service revenue during 1997 substantially related to revenue during the last six months of such period, owing to the acquisition of the former CrossComm in June 1997 (and, as a result, service revenues during 1998 reflected revenues during a longer period than in 1997).

         Gross Profit. Gross profit decreased by 22.6%, from $115.0 million in 1997 to $89.1 million in 1998, and decreased as a percentage of net sales from 48.3% in 1997 to 39.2% in 1998. The decrease in gross margins was primarily due to increased price competition for both the Network Interface Card and switch markets, and the Company's inability during 1998 to sufficiently reduce manufacturing costs in its product line to compensate for declines in selling prices. In addition, during 1998 the Company incurred a $3.5 million special charge, primarily related to write-offs of inventory of obsolete products.

         Expenses. Total operating expenses decreased by $8.0 million during 1998; however, when adjusted for acquisition-related expenses in 1997 of $40.9 million and restructuring charges of $7.3 million in 1998, there would have been a net increase in total operating expenses from $82.5 million in 1997 to $108.1 million in 1998, or an increase of $25.6 million (or 31%) during 1998 on a pro rata basis compared to 1997. The main reason for this increase was that 1997 did not reflect a full year of inclusion of CrossComm's operations in the Company's results of operations (such operations were included subsequent to CrossComm's acquisition in June 1997). The major increases in expenses during 1998 related to employee costs as well as sales promotion.

         Sales and Marketing. Sales and marketing expenses increased 32.6%, from $53.8 million in 1997 to $71.3 million in 1998. The increase in 1998 was primarily due to increased marketing activities in the United States, Europe and the Far East.

         Research and Development. Research and development expenses increased 30.6%, from $17.7 million in 1997 to $23.2 million in 1998. The increase in research and development expenses was in line with the strategic decision to be a leading supplier of Token-Ring solutions and ATM and Ethernet switching.

         General and Administrative. General and administrative expenses increased 23.8%, from $11.0 million in 1997 to $13.7 million in 1998. The increase was attributed to an increased average number of employees in 1998 compared to 1997, and to increased occupancy expense during 1998.

         Restructuring Charges. The Company incurred restructuring charges related to two separate corporate actions during 1998. The expansion of the Company's professional service relationship with VITAL Network Services in September 1998 resulted in the transfer or termination of approximately 50 employees in administrative functions. As a result thereof, the Company recorded charges of $2.3 million related to staff reductions and fixed asset write-offs.

         The second corporate action was the implementation, in November 1998, of a new business strategy that resulted in a significant reduction in the number of employees. As a consequence thereof, the Company recorded charges of $6.6 million related to staff reductions and fixed asset write-offs.

         Interest and Other Financial Income. Net interest and other financial income decreased from $3.0 million in 1997 to $2.3 million in 1998. This decrease was primarily a consequence of a reduction in cash and cash equivalents.

         Income Taxes. The Company's income tax decreased from $10.7 million during 1997 to a tax benefit of $531,000 for 1998.

LIQUIDITY AND CAPITAL RESOURCES

         Although the 1999 Transactions have contributed to an improvement in Olicom's financial position, significant operational losses during 1999 and substantial asset write-downs and other charges associated with the 1999 Transactions have resulted in a substantial decrease in shareholders' equity as at December 31, 1999, compared with the same date in 1998.

         During 1999, Olicom had a negative cash flow of $42.1 million from operating activities and $48.9 million (net) in capital expenditures. The Company's available cash totaled $28.3 million as of December 31, 1999, which represented 58.4% of total assets.

         The net cash used in operating activities of $42.1 million in 1999 was due in significant part to the Company's net loss of $80.3 million and depreciation, amortization and write-offs of $23 million.

         Net cash used for investing activities during 1998 and 1999 was $(9.8) million and $48.9 million, respectively, and consisted, prior to the 1999 Transactions, in large part of capital expenditures associated with the expansion of sales and marketing, and research and development activities mainly associated with the Company's Fast Ethernet strategy. At December 31, 1999, the Company had no material commitments for capital expenditures.

         To date, inflation has not had a material impact on the Company's financial results.

         The Company presently intends to retain any earnings. If and when dividends are paid, such payment will be made in Danish kroner.

RECENT DEVELOPMENTS

         Since the closing of the 1999 Transactions, the Company's main focus has been on the fulfillment of various product delivery and associated warranty and service obligations, primarily through various agreements with Madge and Intel, a warranty and support agreement with VITAL, and agreements and arrangements with Olicom's other business partners and service providers.

         In late 1999, Olicom relocated its international headquarters to a smaller facility adjacent to its previous facilities. In addition, the Company relocated its U.S. headquarters to a smaller facility, and is in the process of winding down its U.S. operations and closing other U.S. and international offices.

         On January 10, 2000, Olicom's Board of Directors announced the intention of the Company's executive management team, comprising Niels Christian Furu, chief executive officer, and Lars Larsen, chief financial officer, to resign following the announcement of Olicom's financial results for 1999. Mr. Furu will remain with Olicom until the end of February 2000 and Mr. Larsen until the end of April 2000. A new management team is expected to be appointed shortly after the Annual General Meeting of Shareholders.

         On January 31, 2000, the Company announced that it had received notification from Nasdaq relating to the continued listing of the Common Shares and the common stock purchase warrants on Nasdaq (see "Nature of Trading Market").

         On January 31, 2000, the Company announced the discontinuation of its branded ATM, Fast Ethernet and Enterprise products. (see "Description of Business -- Products").

YEAR 2000

         The Company to date has experienced no significant adverse effects of the Year 2000 problem. However, the Company can provide no assurance that claims regarding the Year 2000 will not be raised in the future.

COMMON EUROPEAN CURRENCY

         The Treaty on European Economic and Monetary Union provides for the introduction of a single European currency, the "Euro", in substitution for the national currencies of the member states of the EU that adopt the Euro. The Euro became a reality on January 1, 1999, when irrevocable conversion rates were set between the national currencies of the 11 member states of the EU that have qualified to participate, and have elected to participate, in the Euro at this time and when foreign exchange operations in the Euro commenced. Of the European countries in which Olicom maintains a presence, the Netherlands, France, Germany and Spain are among such 11 member states. Sweden did not qualify, and the United Kingdom and Denmark elected not to participate in the Euro at this time. Poland is not currently a member state of the EU. As the Company's operational and financial activities have been significantly reduced, the Euro is not expected to impact the Company's results of operations to a material extent.

BUSINESS ENVIRONMENT AND RISK FACTORS (AGAIN THIS ASSUMES AN ON GOING OPERATION)

         The Company's future operating results may be affected by various trends and factors, which the Company must successfully manage. In addition, there are trends and factors that are beyond the Company's control that may affect its operations.

         Such trends and factors include, without limitation, the following: conditions within the networking industry, and economic conditions generally; rapid technological change, frequent product introductions, changes in customer needs and evolving industry standards; fluctuations in the Company's revenues and operating results from quarter to quarter, due to a variety of factors, including, among others, the failure of the Company to timely and successfully execute material aspects of its remaining activities and operational and promotional decisions by Madge, as well as by distributors and value added resellers, which could affect their supply of, or end-user demand for, the Company's products or Token-Ring products on which future payments are based (see "The 1999 Transactions"); the degree of success that Madge realizes from the integration of the Company's Token-Ring product line with Madge's operations; any claims for indemnification that may be made by Madge, Intel or Motorola with respect to warranties, representations or covenants made by the Company in connection with the 1999 Transactions; the absence, in general, of any continuing obligations on the part of distributors to purchase products from the Company; unexpected changes in regulatory requirements, tariffs and other trade barriers, longer accounts receivable payment cycles and other risks associated with international operations and with the discontinuation of various of the Company's products; the ability or inability of the Company to hedge against foreign currency, exchange rates and fluctuations in such rates; and a change in the value of the U.S. dollar (the Company's functional currency) relative to other currencies.

         In light of the foregoing factors, as well as other factors affecting the Company's operating results, past trends should not be used by investors or others to anticipate future trends, and prior operating performance may not be an accurate indicator of future performance.


ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

         As the Company conducts its business world-wide, the Company's sales may be affected by changes in demand resulting from fluctuations in currency exchange rates, as well as by governmental controls and other risks associated with international sales (such as export licenses, political instability, trade restrictions and changes in tariff and freight rates). The Company generates revenues primarily in U.S. dollars (including revenues generated from the agreements with Intel, Madge and Motorola), and incurs expenses in a number of currencies, principally in U.S. dollars and Danish kroner. Although the Company seeks to manage its foreign currency exposures by matching non-dollar revenues and expenses and by entering into hedging transactions, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's business, financial condition or results of operations. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations - Common European Currency".

         At December 31, 1999, the effect of a hypothetical uniform 10% strengthening in the value of the U.S. dollar relative to the Danish kroner would result in an increase in operating income of approximately $600,000 for the year ended December 31, 2000. Comparatively, at December 31, 1998, the effect of a hypothetical uniform 10% strengthening in the value of the U.S. dollar relative to the Danish kroner would have resulted in an increase in operating income of approximately $3.8 million for the year-ended December 31, 1999. In addition to the direct effects of changes in exchange rates, which are a changed dollar value of the resulting expenses, changes in exchange rates also might affect the volume of sales outside the U.S. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels.


ITEM 10. OFFICERS AND DIRECTORS OF THE REGISTRANT.

         As of February 24, 2000, the members of the Company's Board of Directors, the executive officers of the Company, and other key employees are as shown below.

         On January 10, 2000, Olicom's Board of Directors announced the intention of the Company's executive management team, comprising Niels Christian Furu, chief executive officer, and Lars Larsen, chief financial officer, to resign following the announcement of Olicom's financial results for 1999. Mr. Furu will remain with Olicom until the end of February 2000 and Mr. Larsen until the end of April 2000. The timing of the resignations has been agreed in accordance with the Company's reorganization. Olicom's Board of Directors is considering the composition of the future management team.

Name                                      Age       Position
----                                      ---       --------
Jan Bech...........................       60        Chairman of the Board of Directors
Bo F. Vilstrup.....................       57        Deputy Chairman of the Board of Directors
Frank G. Petersen..................       66        Member of the Board of Directors
Michael J. Peytz...................       43        Member of the Board of Directors
Anders Knutsen.....................       52        Member of the Board of Directors
Soren Bjerre-Nielsen...............       47        Member of the Board of Directors

Niels Christian Furu...............       43        President and Chief Executive Officer
Lars Larsen........................       35        Executive Vice President and Chief Financial Officer
Edward P. Simmonds.................       44        President and Chief Executive Officer of Olicom, Inc.
Jorgen Hog.........................       52        Vice President of Network Product Marketing
Mette R.L. Fogt....................       36        Director of Legal Affairs

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

         Mr. Knutsen has been a director of the Company since 1997. He has served as Managing Director and Chief Executive Officer of Bang & Olufsen A/S, a company that develops and markets audio and visual products (since 1991).

         Mr. Bjerre-Nielsen has been a director of the Company since 1998. He has served as Vice Executive Officer and Chief Financial Officer of Danisco A/S, a food ingredients conglomerate (since 1995). Prior thereto, he was a state-authorized Public Accountant, being a partner at Deloitte & Touche (from 1982 to 1995) and managing partner (from 1986 to 1995).

         Mr. Furu was appointed as President and Chief Executive Officer in 1998. He joined the Company in 1997 as Executive Vice President and Chief Operating Officer. Prior to joining the Company, Mr. Furu served as Vice President of IBM Denmark A/S and Director of Nordic PC Sales (from 1995 to
1997). Prior thereto, he served as Director of Sales for Finance and Telecommunications for IBM Denmark A/S (from 1993 to 1995) and as Assistant to the General Manager of Marketing, IBM Europe (from 1991 to 1993).

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

         Mr. Simmonds has been employed by the Company since 1998 and became President and Chief Executive Officer of Olicom, Inc. in October 1999, after having served as Director of Finance and Administration. Prior to joining the Company, Mr. Simmonds was Vice President and Chief Financial Officer of Beckett Corporation, a Dallas-based manufacturing company.

         Mr. Hog has been employed by the Company since 1994, having served as its Director of Business Development. In 1996, Mr. Hog became Vice President of Strategic Marketing. Prior to joining the Company, Mr. Hog was the President of CR Systems A/S, a Danish data communications company.

         Ms. Fogt has served as Director of Legal Affairs since 1997. Prior to joining the Company, Ms. Fogt served as Secretary to the Management at Jacob Holm & Sons A/S, a Danish manufacturer of fiber products, primarily for the hygiene industry (from 1995 to 1997). Prior thereto, Ms. Fogt was an attorney at the law firm Kromann & Munter (from 1988 to 1995).

         Except for Mr. Simmonds, all directors and members of corporate management are Danish citizens. There are no family relationships among directors and executive officers of the Company or its subsidiaries.

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


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

         An aggregate of approximately $1,056,000 was paid by the Company to its directors and executive officers as a group (9 persons) for services rendered during fiscal year 1999 in all capacities, and approximately $841,000 was paid by the Company during fiscal year 1999 to its senior management, consisting of the Company's President and Chief Executive Officer, its Chief Financial Officer and its former Chief Technology Officer, registered with the Commercial and Companies Agency of the Kingdom of Denmark.


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         At February 24, 2000, the Company had outstanding options to its employees and directors, and employees and directors of Olicom, Inc., to purchase an aggregate of 449,950 Common Shares (the foregoing includes options assumed by the Company in connection with the acquisition of CrossComm). The exercise price for such options ranges from $3.925 to $30.25. Such options terminate on various dates through February 28, 2007.

         At February 24, 2000, options to purchase an aggregate of 246,000 Common Shares were held by directors and executive officers of the Company.


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

ITEM 18. FINANCIAL STATEMENTS.


                         Report of Independent Auditors


The Board of Directors and Shareholders,
Olicom A/S


We have audited the accompanying consolidated balance sheets of Olicom A/S and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Olicom A/S and subsidiaries at December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring operating losses and has a negative cash flow from operations. As described in
Note 1, substantially all of the Company's operations have been discontinued, and management is considering alternative strategies for the Company. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company's future strategy.


/s/ Ernst & Young

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Copenhagen, February 24, 2000

                                   Olicom A/S
                           Consolidated Balance Sheets


                                                                DECEMBER 31
                                                           1998              1999
                                                       ------------      ------------
                                                               (In thousands)
ASSETS
Current assets:
  Cash and cash equivalents                            $     22,494      $     28,327

  Restricted cash                                                 0             8,844
  Accounts receivable, less allowance of
    $2,577 in 1998 and $10,477 in 1999                       44,837             4,157
Inventories:
    Finished goods                                           30,633             2,837
    Raw materials                                             8,875             1,499
                                                       ------------      ------------
                                                             39,508             4,336

Deferred income taxes (Note 4)                                4,335                 0
Prepaid expenses and other current assets                    10,262             2,244
                                                       ------------      ------------
Total current assets                                        121,436            47,908

Investments in affiliated companies                             958                 0

Property and equipment:
  Leasehold improvements                                      4,385               694
  Equipment                                                  34,826             9,755
                                                       ------------      ------------
                                                             39,211            10,449
 Accumulated depreciation                                   (19,761)           (9,889)
                                                       ------------      ------------
                                                             19,450               560
Goodwill, net of accumulated amortization
   and write-down of $3,641 in 1998 and
   $9,684 in 1999                                             7,169                 0
                                                       ------------      ------------
Total assets                                           $    149,013      $     48,468
                                                       ============      ============


See accompanying notes

                                   Olicom A/S
                           Consolidated Balance Sheets

                                                                               DECEMBER 31
                                                                          1998              1999
                                                                      ------------      ------------
                                                                              (In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                      $     24,664      $     11,014
  Accrued payroll and related expenses                                       6,438               801
  Accrued product warranty expense                                           1,123               377
  Deferred revenue                                                             611                62
  Accrued restructuring costs                                                4,935             8,680
  Other accrued expenses                                                     7,416             4,999
  Notes payable, current                                                         0                97
                                                                      ------------      ------------
Total current liabilities                                                   45,187            26,030

Minority interests                                                             803                 0

Shareholders' equity:
 Common shares, DKK 0.25 nominal value
  Authorized and issued - 18,594 in 1998 and 18,566 in 1999                    715               715
  Additional paid-in capital                                               104,364           103,732
  Retained earnings                                                         15,789           (64,518)
  Treasury stock - 731 in 1998 and 702 in 1999                             (17,462)          (17,104)
  Unearned compensation                                                       (383)                0
  Other comprehensive income                                                     0              (387)
                                                                      ------------      ------------

Total shareholders' equity                                                 103,023            22,438
                                                                      ------------      ------------
Total liabilities and shareholders' equity                            $    149,013      $     48,468
                                                                      ============      ============


See accompanying notes

                                   Olicom A/S
                        Consolidated Statements of Income


                                                                           YEAR ENDED DECEMBER 31
                                                                    1997            1998            1999
                                                                 ----------      ----------      ----------
                                                                               (In thousands
                                                                          except per share amounts)
Net sales                                                        $  238,229      $  227,602      $   71,291
Cost of sales                                                       123,195         134,990          60,874
Special charges related to inventories (Note 5)                           0           3,463          33,737
                                                                 ----------      ----------      ----------
Gross profit                                                        115,034          89,149         (23,320)
                                                                 ----------      ----------      ----------
Operating expenses:
Sales and marketing                                                  53,754          71,300          42,216
Research and development                                             17,748          23,174          14,298
General and administrative                                           11,032          13,657          11,218
Restructuring charges (Note 5)                                            0           7,327          36,695
Acquisition-related expenses                                         40,917               0               0
                                                                 ----------      ----------      ----------
Total operating expenses                                            123,451         115,458         104,427
                                                                 ----------      ----------      ----------
Income (loss) from operations before interest
and income taxes                                                     (8,417)        (26,309)       (127,747)

Income from sale of activities                                            0               0          51,205
Interest and other financial income                                   3,663           2,978           1,221
Interest and other financial expense                                   (697)           (676)           (392)
Foreign currency gains (losses)                                      (1,736)            481             722
                                                                 ----------      ----------      ----------
Income (loss) before income taxes                                    (7,187)        (23,526)        (74,991)

Income taxes (Note 4)                                                10,689            (531)          4,656
                                                                 ----------      ----------      ----------
Income (loss) before minority interest in income
of consolidated subsidiary                                          (17,876)        (22,995)        (79,647)

Minority interest in income of consolidated subsidiary                  245             (56)            660
                                                                 ----------      ----------      ----------

Net income (loss)                                                $  (18,121)     $  (22,939)     $  (80,307)
                                                                 ==========      ==========      ==========
Earnings (loss) per share:

Earnings (loss) per share, basic and diluted                     $    (1.15)     $    (1.28)     $    (4.50)
                                                                 ==========      ==========      ==========
Weighted average shares outstanding                                  15,821          17,894          17,864
                                                                 ==========      ==========      ==========


See accompanying notes

                                   Olicom A/S
                 Consolidated Statements of Comprehensive Income


                                                                                    YEAR ENDED DECEMBER 31
                                                                          1997              1998              1999
                                                                      ------------      ------------      ------------
                                                                                       (In thousands)

Net income (loss)                                                     $    (18,121)     $    (22,939)     $    (80,307)

Other comprehensive income (loss), net of tax:
    Currency translation adjustments                                             0                 0              (387)

    Unrealized holding gains (losses) arising during period                    660                30                 0
    Less: reclassification adjustment for gains included in
             net income                                                       (121)              (98)               (0)
                                                                      ------------      ------------      ------------

Comprehensive net income (loss)                                       $    (17,582)     $    (23,007)     $    (80,694)
                                                                      ============      ============      ============

                                       Olicom A/S
                               Consolidated Statements of
                                  Shareholders' Equity

                                                                                                             Other
                                                         Additional                                         compre-
                                                 Common   paid-in    Retained     Treasury      Unearned    hensive
                                                 stock    capital    earnings      stock      compensation   income     Total
----------------------------------------------------------------------------------------------------------------------------------
                                                                  (In thousands)
BALANCE AT DEC. 31, 1996                         $ 614    $ 52,348   $  56,849   $  (11,831)    $      0    $  (471)   $ 97,509

Net (loss) for 1997                                                    (18,121)                                         (18,121)
Issuance of 2,537 common stock to
   acquire CrossComm                                97      38,691                                                       38,788
Issuance of 1,023 warrants to
   acquire CrossComm                                         3,806                                                        3,806
Exchange of vested CrossComm
   options for Olicom options                                3,834                                                        3,834
Exchange of unvested CrossComm
   options for Olicom options                                1,859                                (1,859)                     0
Purchase of treasury stock -
   630 common stock                                                                 (15,716)                            (15,716)
320 common stock sold through offering
   at the Copenhagen Stock Exchange                          5,295                    3,030                               8,325
Options exercised -
   626 common stock                                         (3,326)                   9,529                               6,203
Warrants exercised -
   20 common stock                                   1         126                                                          127
Change in unrealized gains (losses)                                                                             539         539
Amortization of unearned compensation                                                                265                    265
                                          ----------------------------------------------------------------------------------------
BALANCE AT DEC. 31, 1997                         $ 712    $102,633   $  38,728   $  (14,988)    $ (1,594)   $    68    $125,559

Net (loss) for 1998                                                    (22,939)                                         (22,939)
Purchase of treasury stock -
   400 common stock                                                                 (10,358)                            (10,358)
Options exercised -
   609 common stock                                            (12)                   7,884                               7,872
Warrants exercised -
   99 common stock                                   3       1,950                                                        1,953
Change in unrealized gains (losses)                                                                             (68)        (68)
Amortization of unearned compensation                         (207)                                1,211                  1,004
                                          ----------------------------------------------------------------------------------------
BALANCE AT DEC. 31, 1998                         $ 715    $104,364   $  15,789   $  (17,462)    $   (383)   $     0    $103,023

Cancellation of treasury shares etc.                          (358)                     358                                   0
Currency translation adjustments                                                                               (387)       (387)
Net (loss) for 1999                                                    (80,307)                                         (80,307)
Amortization of unearned compensation                         (274)                                  383                    109
                                          ----------------------------------------------------------------------------------------
BALANCE AT DEC. 31, 1999                         $ 715    $103,732   $  (64,518) $  (17,104)    $      0    $  (387)   $ 22,438
                                          ----------------------------------------------------------------------------------------


See accompanying notes

                               Olicom A/S

                 Consolidated Statements of Cash Flows

                                                                     YEAR ENDED DECEMBER 31
                                                               1997            1998            1999
                                                            ----------      ----------      ----------
                                                                          (In thousands)
OPERATING ACTIVITIES
Net income                                                  $  (18,121)     $  (22,939)     $  (80,307)

Adjustments to reconcile net income to net
 cash provided by (used in) operating activities:
   Depreciation and write-off of fixed assets                    4,954           6,937          15,960
   Amortization and write-off of goodwill                        1,262           1,963           7,034
   Non cash compensation                                           265           1,004             109
   Gain on sale of investment                                     (121)            (98)        (24,318)
   Gain on sale of activities                                        0               0         (26,887)
   Deferred income taxes                                          (980)         (2.410)          4,335
   Minority interest in earnings                                   245             (56)            660
   Share of net income (loss) of affiliates                       (206)           (225)           (198)
   Acquisition-related expenses                                 40,917               0               0
   Changes in operating assets and liabilities:
     Accounts receivable                                       (15,716)         13,130          35,865
     Inventories                                                   (98)        (13,845)         32,616
     Prepaid expenses and other current assets                  (2,198)         (5,925)          6,241
     Accounts payable                                           (4,757)          5,849          (9,858)
     Accrued payroll and related expenses                          241           2,346          (5,250)
     Accrued product warranty expense                             (886)              5            (746)
     Deferred revenue                                             (638)         (2,331)           (549)
     Accrued restructuring costs                                     0           4,935           3,745
     Other accrued liabilities                                   8,180          (1,099)           (637)
     Income taxes payable                                         (371)           (363)            113
                                                            ----------      ----------      ----------
Net cash provided by/(used in) operating activities             11,972         (13,122)        (42,072)

INVESTING ACTIVITIES
Capital expenditures                                            (8,132)        (12,681)         (2,108)
Proceeds from sale of property and equipment                       136           1,979           5,038
Proceeds from sale of investments                               42,089             945          28,521
Proceeds from sale of activities                                     0               0          26,823
Restricted cash                                                      0               0          (8,844)
Business acquisitions - net of cash acquired
  and other investments                                        (40,161)              0            (483)
                                                            ----------      ----------      ----------
Net cash used in investing activities                           (6,068)         (9,757)         48,947

See accompanying notes

                                   Olicom A/S

                Consolidated Statements of Cash Flows (continued)


                                                                        YEAR ENDED DECEMBER 31
                                                                 1997            1998            1999
                                                              ----------      ----------      ----------
                                                                            (In thousands)
FINANCING ACTIVITIES
Change in notes payable, current                              $        0      $        0      $       97
Proceeds from sale of treasury stock -
  Copenhagen Stock Exchange                                        8,325               0               0
Proceeds from options and warrants exercised                       6,330           9,825               0
Purchase of treasury stock                                       (15,716)        (10,358)              0
                                                              ----------      ----------      ----------
Net cash used in financing activities                             (1,061)           (533)             97
Effects of exchange rates on cash                                   (915)            315          (1,139)
                                                              ----------      ----------      ----------
Net increase (decrease) in cash and cash equivalents               3,928         (23,097)          5,833
Cash and cash equivalents at beginning of year                    41,663          45,591          22,494
                                                              ----------      ----------      ----------

Cash and cash equivalents at end of year                      $   45,591      $   22,494      $   28,327
                                                              ==========      ==========      ==========

Interest paid during the year                                 $       58      $       50      $      153
                                                              ==========      ==========      ==========

Income taxes paid during the year                             $   10,645      $    6,566      $    2,426
                                                              ==========      ==========      ==========


See accompanying notes

                                   Olicom A/S

                   Notes to Consolidated Financial Statements

1. ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

         The Company was a world-wide vendor of Asynchronous Transfer Mode, Token Ring, Ethernet and multi-protocol routing products used in local area and wide area networks. During 1999 the Company sold its Token Ring Business to Madge Networks in August, and its development group and certain intellectual properties to Intel in October. These transactions affected the valuation of the inventory significantly as the value of the Token Ring inventory reflects the purchase commitment included in the agreement with Madge Networks. The rest of the inventory has been revalued to reflect the end of life decision of the remainder of the Company's products as announced in January 20, 2000.

         The disposal and discontinuation of most of the business at Olicom has also affected the carrying value of fixed assets which has been reduced to reflect the reduction in the scope of future business for Olicom. As of beginning 2000 the expected useful lifetime of the remaining fixed assets has been set to the end of 2000.

         The prior year amounts have been reclassified to conform to the current year presentation of the financial statements.

         Prior year's financial statement presentation to disclose the sale of the Company's 75% investment in Lasat A/S ("Lasat") as a discontinued operation has been changed. The balance sheet, the statements of income and cash flows of Lasat have now been consolidated through to the date of disposal.

BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities, in the normal course of business. As shown in the financial statements during the years ended December 31, 1997, 1998 and 1999, the Company incurred losses of $18 million, $23 million and $80 million, respectively.

         Despite the losses, management is of the opinion that preparation of the financial statements on a going concern basis is appropriate, because the Company has sufficient future revenue and funds available to satisfy the Company's liabilities as and when they fall due, and is considering alternative strategies for the Company.

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

         The Company's inventories and capitalized technologies consist primarily of items which are susceptible to technological obsolescence, a fact which has been considered in determining asset valuation reserves as of December 31, 1999. However, in the event of certain circumstances, such as the emergence of otherwise unforeseen new technologies and significant changes in anticipated market requirements and conditions, additional reserves related to assets held as of December 31, 1999 could be required in the future.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at the time of purchase.

INVENTORIES

         Inventories are stated as the lower of cost or market with cost determined on the basis of the first in, first out method. Raw materials inventories are sold at the Company's cost to subcontractors who assemble products to the Company's specifications. Finished goods inventories include completed products purchased from subcontractors. Finished goods to be sold to Madge Networks have been written down to net realizable value.

LEASEHOLD IMPROVEMENTS AND EQUIPMENT

         Leasehold improvements and equipment are carried at cost. Depreciation is charged on a straight-line basis to costs and expenses over the expected useful lives of the assets. Equipment is depreciated over the expected useful life ending December 31, 2000. Leasehold improvements are amortized over the shorter of their estimated lives or non-cancelable term of the lease.

GOODWILL

         Cost in excess of net assets of businesses acquired (goodwill) represents the unamortized excess of the cost of acquiring a business over the fair value of the assets acquired at the date of acquisition. Amortization is computed by the straight-line method over the estimated life of the benefit received, which is five to seven years.

         The Company applies the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of", in evaluating its fixed and intangible assets.

ACCOUNTS RECEIVABLE

         Accounts receivable are stated at nominal value less allowance for losses on doubtful debtors, returned products in process and price-protection. The allowance is based on an individual evaluation of each debtor. Should the debtor end up with a negative balance (e.g., a liability) it is reclassified to Accounts Payable.

REVENUE RECOGNITION

         Revenue is recognized when products are shipped. Service revenues are deferred and recognized ratably over the contractual periods. Certain sales have been made allowing a right of return and price protection, for which the Company has made a provision.

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

INCOME FROM SALE OF ACTIVITIES

         Income from the sale of activities of the Company has been recognized as an income reduced by expenses related to the transactions.

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

         Gains and losses resulting from translation of the Company's equity investments into U.S. dollars are included in other comprehensive income.

INCOME TAXES

         The Company accounts for income taxes by the liability method, as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

ADVERTISING

         Costs associated with advertising the Company's products and services are expensed as incurred. Advertising costs for the years ended December 31, 1997, 1998 and 1999 approximated $1,485,000, $2,553,000 and $1,545,000, respectively.

DERIVATIVES AND HEDGING ACTIVITIES

         In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective proportion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of Statement No. 133 on January 1,1999 had no effect on the net income or other comprehensive income.

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

         The summary only includes 1997 as the impact on 1998 has already been accounted for.

                                                       DECEMBER 31,
                                                            1997
                                                            ----
                                                       (In thousands,
                                                 except per share amounts)
                                                         (Unaudited)
Net sales                                                 $ 283,025
Net income (loss)                                            18,832
Basic earnings (loss) per share                                1.11
Diluted earnings (loss) per share                              1.06

         The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for all periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might or might not be achieved from the combined operations.

         In April 1999, the Company exercised a call option to acquire an additional 31.9% interest in Digianswer A/S in which the Company already held a 35% interest. The acquisition was accounted for as a purchase at a cash consideration of $2.3 million. The Company recorded goodwill of $1.6 million on the acquisition. On October 26, 1999, the Company sold its 66.9% interest in Digianswer A/S. The operations of Digianswer A/S were consolidated in the period May 1 to October 30, 1999.

3. WARRANTS

         In connection with the acquisition of CrossComm Corporation, the Company's shareholders approved the issuance of three-year warrants, each whole warrant being the right to acquire a Common Share at a price of $19.74 per each full Common Share. The holders of the remaining 922,388 outstanding warrants as of December 31, 1999, may exercise a warrant, at a price of $19.74 per share, no later than June 12, 2000. In the event that all or any part of the warrants are not exercised by June 12, 2000, then such warrants will expire. The warrants are listed on the Nasdaq National Market (OLCWF).

4. INCOME TAXES

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1998 and 1999 are as follows:

                                                               1998            1999
                                                            ----------      ----------
                                                                  (In thousands)
Deferred tax liabilities
   Tax over book depreciation                               $    1,373      $        0
   Other                                                           343             532
                                                            ----------      ----------
                                                                 1,716             532
                                                            ----------      ----------

Deferred tax assets
  Book over tax depreciation                                     2,314           2,271
  Allowance for uncollectible receivables                          316           3,071
  Inventory valuations                                           4,467          10,927
  Net operating losses carried forward (NOL)                    12,936          23,227
        Tax credit carryforwards                                 1,710           1,710
        Other accruals                                           2,546           6,501
                                                            ----------      ----------
Deferred tax assets, gross                                      24,289          47,707
                                                            ----------      ----------
Net deferred tax liabilities (assets) before
        valuation allowance                                 $  (22,573)     $  (47,175)
Valuation allowance                                         $   18,238      $   47,175
                                                            ----------      ----------
Net deferred tax liabilities (assets)                       $   (4,335)     $        0
                                                            ==========      ==========


         As of December 31, 1999, the Company had approximately $56.8 million of federal net operating loss carryover. Of this amount approximately $25 million is subject to limitation under Section 382 of the Internal Revenue Code. In addition, the Company has approximately $31.4 million of U.S. state net operating loss carryover at December 31, 1999.

         The Company had approximately $1.2 million of U.S. research and development credit carryover at December 31, 1999 subject to limitation under
Section 383 of the U.S. Internal Revenue Code.

         In addition, at December 31, 1999, the Company had approximately $7.3 million of Danish net operating loss carryover, which expires in 2003.

         The Company's valuation allowance is approximately $47.2 million because it is more likely than not that the Company's net deferred tax assets will not be realized.

         For financial reporting purposes, income before income taxes includes the following components:

                                                     1997            1998            1999
                                                  ----------      ----------      ----------
                                                                (In thousands)
Pretax income:
  Denmark                                         $  (31,813)     $  (23,242)     $  (42,125)
  United States                                       24,626            (284)        (32,866)
                                                  ----------      ----------      ----------
                                                  $   (7,187)     $  (23,526)     $  (74,991)
                                                  ==========      ==========      ==========


Significant components of the provision for income taxes are as follows:

                                                     1997            1998            1999
                                                  ----------      ----------      ----------
                                                                (In thousands)
Current:
  Denmark                                         $    1,090      $    2,769      $       90
  United States                                       10,579          (1,115)            205
                                                  ----------      ----------      ----------
                                                      11,669           1,654             295
                                                  ----------      ----------      ----------
Deferred:
  Denmark                                              1,312          (2,185)              0
  United States                                       (2,292)              0           4,361
                                                  ----------      ----------      ----------
                                                        (980)         (2,185)          4,361
                                                  ----------      ----------      ----------

                                                  $   10,689      $     (531)     $    4,656
                                                  ==========      ==========      ==========


The reconciliation of income tax computed at the Danish statutory tax rates to income tax expense is:

                                       1997                    1998                    1999
                                     --------                --------                --------
                                                          (In thousands)
                                                        %                       %                       %
Danish tax                           $ (2,444)        (34)   $ (7,999)        (34)   $(24,208)        (32)
Goodwill amortization                     411           6       2,003           9         284           0
Valuation allowance
  on increase in deferred tax               0           0       3,337          15      28,937          39
  Hereof expensed                           0           0           0           0      (4,335)         (5)
Acquisition-related expenses           12,827         179           0           0           0           0
Use of NOL's                                0           0           0           0       1,840           1
Benefit of foreign tax relief            (112)         (2)          0           0         379           0
United States taxes net of credits          0           0        (304)         (1)        513           1
Adjustments prior years                     0           0       2,496          11       1,152           2
Other net                                   7           0         (64)          0          94           0
                                     --------    --------    --------    --------    --------    --------

                                     $ 10,689         149    $   (531)          0    $  4,656           6
                                     ========    ========    ========    ========    ========    ========

         Undistributed earnings of the Company's United States subsidiaries amounted to $41.5 million in 1999. Those earnings are considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends, the amount thereof would be subject only to withholding tax at a rate of 5% in accordance with the provisions of the Denmark/United States double tax treaty.

5. SPECIAL CHARGES AND RESTRUCTURING CHARGES

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

         The total restructuring charges and special charges are specified as follows:

                                                                 Accrued
                                          Total expenses   Dec. 31, 1998
                                          --------------   --------------
                                                  (In thousands)
 Employee expenses                        $        3,939   $        1,207
 Other expenses                                    3,388            2,727
                                          --------------   --------------

 Restructuring charges                             7,327            3,934
 Special charges related to inventories            3,463            1,001
                                          --------------   --------------

                                          $       10,790   $        4,935
                                          ==============   ==============


         All amounts accrued at December 31, 1998, have been paid during 1999.

         As a consequence of the sale of the Company's main activities, Olicom has had very large restructuring charges and special charges in 1999. The restructuring charges amounted to $36.7 million, while special charges totalled $33.7 million.

         The restructuring charges related to employee expenses of $7.1 million, mainly salaries and bonus, while $29.6 million related to other expenses, such as write-downs on fixed assets, write-down on the goodwill in CrossComm, extraordinary write-down for bad debts, external assistance and facilities.

         In 1999 the accruals amounted to $8.7 million regarding restructuring charges and $31.7 million regarding special charges related to inventories.

         The total restructuring charges and special charges are specified as follows:

                                                                  Accrued
                                          Total expenses    Dec. 31, 1999
                                          --------------   --------------
                                                  (In thousands)
 Employee expenses                        $        7,091   $        3,091
 Other expenses                                   29,604            5,589
                                          --------------   --------------

 Restructuring charges                            36,695            8,680
 Special charges related to inventories           33,737           31,676
                                          --------------   --------------

                                          $       70,432   $       40,356
                                          ==============   ==============

         Employees terminated during 1999 in connection with the reorganization were distributed as follows:

              Operations                                         47
              Sales and marketing                               162
              Research and development                          194
              General and administrative                         48
                                                              -----

              Total number of employees terminated              451
                                                              =====

         The figures include the employees transferred to Madge or Intel, which amount to approximately 241 employees.

6. EMPLOYEE STOCK OPTION PLANS

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

PRO FORMA INFORMATION

         Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1998 and 1999: risk-free interest rates of 6.5%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0.4, 0.4 and 1.188, respectively; 25% of these options granted are expected to expire without being exercised; and weighted-average expected life of the options of 5 years.

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

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                  1997            1998            1999
                                              ------------    ------------    ------------
                                               (In thousands, except earnings per share)
Net income (loss) - as reported               $    (18,121)   $    (22,939)   $    (80,307)
Net income (loss) - pro forma                 $    (20,307)   $    (25,792)   $    (83,660)
Basic and diluted earnings (loss) per share
         - as reported                        $      (1.15)   $      (1.28)   $      (4.50)
Basic and diluted earnings (loss) per share
         - pro forma                          $      (1.28)   $      (1.44)   $      (4.68)

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

         A summary of the Company's stock option activity, and related information for the three years ended December 31, 1999, follows:

                                       Outstanding      Exercisable       Weighted-average   Weighted-average
                                       number  of       number of             exercise        fair value of
                                         options          options               price         option granted
                                       ----------       ---------          --------------     --------------
      January 1, 1997                    665,725          77,875                10.74

      CrossComm options                  905,511                                10.52
      Granted                            710,200                                14.79             $ 6.36
      Exercised                         (589,794)                                9.98
      Expired                           (170,814)                               16,87
                                     -----------                           ----------
      December 31, 1997                1,520,828         326,699                12.11

      Granted                          1,001,605                                12.24             $ 7.99
      Exercised                         (608,910)                               12.89
      Expired                           (246,349)                               15.48
                                     ------------                          ----------
      December 31, 1998                1,667,174         425,960              $ 11.53

      Granted                            483,400                                 3.98             $ 2.42
      Exercised                                0                                    0
      Expired                         (1,599,833)                                9.89
                                     ------------                          ----------
      December 31, 1999                  550,741         182,119           $     9.67
                                     ===========      ==========           ==========

The following table summarizes the status of the Company's stock options outstanding and exercisable at December 31, 1999:

                                   Outstanding    Weighted-average   Weighted-average   Exercisable  Weighted-average
      Range of                     number of         remaining           exercise         number of       exercise
      Exercise Prices                shares       contractual life         price           shares         price
      ---------------              ----------------------------------------------       -----------------------------
      $  3.35 - $  6.00              176,500         2.37 years           $ 4.28           11,250        $ 5.31
      $  8.40 - $  9.00               49,421         6.49 years           $ 8.43           49,273        $ 8.43
      $  9.00 - $ 12.00              239,082         2.54 years           $10.13           84,795        $10.26
      $ 14.00 - $ 17.00               51,738         1.89 years           $14.07           26,301        $14.07
      $ 26.25 - $ 30.25               34,000         2.71 years           $29.58           10,500        $29.71
                                   ---------                                            ---------
                                     550,741                                              182,119

7. EMPLOYEE BENEFIT PLANS

         The Company's subsidiaries in the U.S. have a 401(k) Plan. The Plan has been in place since May 1, 1993. Effective January 1, 1997, the Plan allows for both the Company and eligible employees to contribute. All employees over 21 years of age are eligible to participate. The Company's contribution equals 50% of an employee's contribution that does not exceed 6% of compensation. The Company's contribution expenses for 1997, 1998 and 1999, were $255,759, $398,106 and $ 98,961, respectively. The plan was terminated at the end of December 1999.

         The Company does not provide its employees with other post-retirement and post-employment benefits.

8. LEASE COMMITMENTS

         The Company leases its headquarters and main warehouse facility under noncancellable operating leases which expire during the period from 2006 to 2008. The leases contain escalation clauses. Additionally, the

Company and its subsidiaries are lessees in other noncancellable lease arrangements for office buildings and warehouses, expiring on different dates.

      The total future minimum lease payments under the foregoing leases at December 31, 1999, are:

                                Headquarters        Other         Total
                              -----------------------------------------
                                            (In thousands)
              2000                     1,483        1,638         3,121
              2001                     1,410        1,562         2,972
              2002                     1,445        1,617         3,062
              2003                     1,305          973         2,278
              2004                     1,338        1,036         2,374
              Remaining                3,423        4,860         8,283
                              -----------------------------------------

                                    $ 10,404     $ 11,686      $ 22,090
                              =========================================


         Total lease amounts charged to expense are $3,594,000 in 1997 and $4,018,000 in 1998 and $3,470,000 in 1999.

         The Company has subleased most of these leased premises to Intel. Intel has provided Olicom with a guarantee corresponding to the obligation Olicom has to the landlord. The net lease commitments adjusted for this amount to $1,219,000.

9. SEGMENT INFORMATION

         The Company operated in 1997, 1998 and 1999 in the data networking industry, primarily within the following technologies: Asynchronous Transfer Mode, Token-Ring and Fast Ethernet. The Company considers its products being one group of similar products.

         The Company manages its business primarily in two separate geographical areas: Americas, incorporating North and South America, and International, incorporating Europe and Asia Pacific.

         Information about the Company's operations by reportable segments is as follows:

                                                 INTER-                       ELIMI-        CONSO-
                                                 NATIONAL      AMERICAS      NATIONS       LIDATED
                                                ----------    ----------    ----------    ----------
                                                                   (In thousands)
1999
Net sales:
External customers                              $   57,971    $   13,320    $        0    $   71,291
Intercompany                                        17,277        22,861       (40,138)            0
                                                ----------    ----------    ----------    ----------

Total                                           $   75,248    $   36,181    $  (40,138)   $   71,291
                                                ==========    ==========    ==========    ==========

Depreciation, amortization and write-off        $   19,115    $    3,879    $        0    $   22,994
                                                ==========    ==========    ==========    ==========

Operating income (loss)                         $  (94,105)   $  (36,614)   $    2,972    $ (127,747)
                                                ==========    ==========    ==========    ==========

Investments in affiliated companies             $        0    $        0    $        0    $        0
                                                ==========    ==========    ==========    ==========
Total current assets                            $   42,452    $   55,314    $  (49,858)   $   47,908
                                                ==========    ==========    ==========    ==========
Long-lived assets                               $      530    $       30    $        0    $      560
                                                ==========    ==========    ==========    ==========


1998
Net sales:
External customers                              $  121,613    $  105,989    $        0    $  227,602
Intercompany                                        76,931        10,471       (87,402)            0
                                                ----------    ----------    ----------    ----------

Total                                           $  198,544    $  116,460    $  (87,402)   $  227,602
                                                ==========    ==========    ==========    ==========

Depreciation and amortization                   $    6,937    $    1,963    $        0    $    8,900
                                                ==========    ==========    ==========    ==========

Operating income (loss)                         $  (21,081)   $   (3,447)   $   (1,781)   $  (26,309)
                                                ==========    ==========    ==========    ==========

Investments in affiliated companies             $      958    $        0    $        0    $      958
                                                ==========    ==========    ==========    ==========
Total current assets                            $   80,004    $   84,313    $  (42,881)   $  121,436
                                                ==========    ==========    ==========    ==========
Long-lived assets                               $   13,123    $    6,327    $        0    $   19,450
                                                ==========    ==========    ==========    ==========

1997
Net sales:
External customers                              $  125,960    $  112,269    $        0    $  238,229
Intercompany                                        63,128         6,076       (69,204)            0
                                                ----------    ----------    ----------    ----------

Total                                           $  189,088    $  118,345    $  (69,204)   $  238,229
                                                ==========    ==========    ==========    ==========

Depreciation and amortization                   $    4,889    $    1,327    $        0    $    6,216
                                                ==========    ==========    ==========    ==========

Operating income (loss)                         $  (30,181)   $   22,955    $   (1,191)   $   (8,417)
                                                ==========    ==========    ==========    ==========

Investments in affiliated companies             $      733    $        0    $        0    $      733
                                                ==========    ==========    ==========    ==========
Total current assets                            $  121,157    $   57,397    $  (42,156)   $  136,398
                                                ==========    ==========    ==========    ==========
Long-lived assets                               $   12,543    $    3,485    $        0    $   16,028
                                                ==========    ==========    ==========    ==========

         In the year 1997, sales to a single customer exceeded 10% of sales, amounting to $ 24.7. In the year 1998, sales to one customer exceeded 10% of sales, amounting to $37.1 million. In the year 1999, sales to one customer exceeded 10% of sales, amounting to $11.0 million

11. FINANCIAL INSTRUMENTS

A. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                  Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

                  Short-term investments: The fair values for short-term investments are based on quoted market prices.

                  Foreign currency exchange contracts: The fair value of the Company's foreign currency exchange contracts are based on quoted market prices.

The carrying amounts and fair values of the Company's financial instruments at December 31, 1998 and 1999 are as follows:

                                                         1998                             1999
                                               ------------------------          ---------------------
                                                Carrying          Fair           Carrying        Fair
                                                 amount           value           amount         value
                                               ------------------------          ---------------------
                                                                     (In thousands)
    Cash and cash equivalents                     $ 22,494       $ 22,494        $ 28,327       $ 28,327
    Restricted cash                                      0              0           8,844          8,844
    Foreign currency exchange contract                   0          1,251            (387)          (387)

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

         At December 31, 1998 and 1999 the stated or notional amounts of the Company's forward currency exchange contracts amounted to $21.4 million and $4.5 million, respectively.

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

         Concentrations of credit risk with respect to accounts receivable from customers located outside Denmark are limited under the terms of an agreement entered into with the company "EKR CreditInsurance A/S". This agreement guarantees up to 90% of the amount of the related receivables. The amounts so covered at December 31, 1998 and 1999 were $18,728,000 and $2,817,991, respectively.

12. LITIGATION

         From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of December 31, 1999, the Company is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material adverse effect on the Company's results of operations or financial position.


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

         (a) The following consolidated financial statements are filed as part of this Annual Report:

                                                                    Page no
                                                                    -------
1.  Consolidated Financial Statements
    Report of Independent Auditors                                     34
    Consolidated Balance Sheets at December 31, 1998 and 1999          35
    Consolidated Statements of Income for the years
         ended December 31, 1997, 1998 and 1999                        37
    Consolidated Statements of Comprehensive Income for the years
         ended December 31, 1997, 1998 and 1999                        38
    Consolidated Statements of Shareholders' Equity for the years
         ended December 31, 1997, 1998 and 1999                        39
    Consolidated Statements of Cash Flows for the years
         ended December 31, 1997, 1998 and 1999                        40
    Notes to Consolidated Financial Statements                         42

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

    3.1  --  Agreement of Substitution (License Agreement) dated as of
             September 1, 1990, between Willemijn Houdstermaatschappij BV and the Company (5).+

    3.2 -- Form of Indemnification Agreement between the Company and/or Olicom, Inc.) and Jan Bech, Bo Vilstrup, Frank G. Petersen,
             Michael Peytz, S0ren Bjerre-Nielsen, J0rgen H0g, Niels Christian
             Furu, Lars Larsen and Mette R.L. Fogt (5).

    3.3 -- Trademark Agreement effective as of December 11, 1998, between the Company and Ing. C. Olivetti & C., S.p.A. (6)

    3.4 -- License Agreement dated October 19, 1988, between the Company and Texas Instruments France, as amended by Amendment to License Agreement dated November 29, 1989, together with
             Texas Instruments Program License Agreement dated October 11,
             1989, between the Company and Texas Instruments A/S,
             Amendment to License Agreements dated October 6, 1992, between the Company and Texas Instruments France, and Amendment to License Agreement(s) dated January 1, 1992, between the Company and Texas Instruments Trade Corporation (5).+

    3.5 -- Share Purchase Agreement dated January 23, 1996, between the Company and Nilex Systems ApS.(1).

    3.6  --  Agreement and Plan of Reorganization dated as of March
             20, 1997, among the Company, PW Acquisition Corporation and
             CrossComm Corporation (1).

    3.7  --  Agreement re sale of shareholding in Lasat. (6)

    3.8 -- Agreement for the Sale and Purchase of assets relating to Olicom's Token Ring Business made on August 31, 1999, between the Company and Madge Networks NV.

    3.9 -- Umbrella Agreement relating to the Purchase and Sale of Certain businesses and assets made on September 30, 1999, between the Company, Intel Corporation and Olicom Poland Sp. Z O.O.

    3.10 -- Stock Purchase Agreement dated October 26, 1999, by and among the Company, Olicom Ventures A/S and Motorola, Inc.


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

         (6) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999, file no. 0-20738.

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


February 25, 2000

                               INDEX TO EXHIBITS



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

    3.1  --  Agreement of Substitution (License Agreement) dated as of
             September 1, 1990, between Willemijn Houdstermaatschappij BV and the Company (5).+

    3.2 -- Form of Indemnification Agreement between the Company and/or Olicom, Inc.) and Jan Bech, Bo Vilstrup, Frank G. Petersen,
             Michael Peytz, S0ren Bjerre-Nielsen, J0rgen H0g, Niels Christian
             Furu, Lars Larsen and Mette R.L. Fogt (5).

    3.3 -- Trademark Agreement effective as of December 11, 1998, between the Company and Ing. C. Olivetti & C., S.p.A. (6)

    3.4 -- License Agreement dated October 19, 1988, between the Company and Texas Instruments France, as amended by Amendment to License Agreement dated November 29, 1989, together with
             Texas Instruments Program License Agreement dated October 11,
             1989, between the Company and Texas Instruments A/S,
             Amendment to License Agreements dated October 6, 1992, between the Company and Texas Instruments France, and Amendment to License Agreement(s) dated January 1, 1992, between the Company and Texas Instruments Trade Corporation (5).+

    3.5 -- Share Purchase Agreement dated January 23, 1996, between the Company and Nilex Systems ApS.(1).

    3.6  --  Agreement and Plan of Reorganization dated as of March
             20, 1997, among the Company, PW Acquisition Corporation and
             CrossComm Corporation (1).

    3.7  --  Agreement re sale of shareholding in Lasat. (6)

    3.8 -- Agreement for the Sale and Purchase of assets relating to Olicom's Token Ring Business made on August 31, 1999, between the Company and Madge Networks NV.

    3.9 -- Umbrella Agreement relating to the Purchase and Sale of Certain businesses and assets made on September 30, 1999, between the Company, Intel Corporation and Olicom Poland Sp. Z O.O.

    3.10 -- Stock Purchase Agreement dated October 26, 1999, by and among the Company, Olicom Ventures A/S and Motorola, Inc.

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

(6) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999, file no. 0-02738.

 +   Confidential treatment granted as to portions thereof.