Form 20-F
period 2000-12-31
OLICOM A S
filed 2001-04-24
CIK 891426

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

                   For the fiscal year ended December 31, 2000

                                       or

[ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from________ to________

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

                            ------------------------

                                  NYBROVEJ 110
                               DK-2800 KGS. LYNGBY
                                     DENMARK
                    (Address of principal executive offices)

                            ------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                   Common Shares, nominal value DKK 0.25 each
                                (Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                   Common Shares, nominal value DKK 0.25 each

                            ------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             Common Shares, nominal value DKK 0.25 each: 17,413,604

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

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:

                            Item 17 [ ] Item 18 [X]

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This Report contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words "anticipate", "believe", "expect", "estimate", "intend", "plan", "should", "could", "may", "objective", "target", "goal" and "strategy" (or the negatives of such terms) and other similar expressions are used in connection with forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. There can be no assurance that forward-looking statements will approximate actual experience. Except as otherwise required by United States federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason, after the date of this Report. See "Key Information -- Risk Factors"; "Information on the Company -- Business Overview: Intellectual Property," -- Business Overview:
Trademark Agreement" and " -- Business Overview: Risks Relating to the Company's New Strategy"; and "Operating and Financial Review and Prospects -- Trend
Information: Risk Factors".

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

         Not required because this Form 20-F is filed as an annual report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not required because this Form 20-F is filed as an annual report.

ITEM 3. KEY INFORMATION.

         A.       SELECTED FINANCIAL DATA.

         The following table sets forth certain financial information with respect to the Company for the five years ended December 31, 2000. This information should be read in conjunction with "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and related notes included elsewhere herein.

         The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Until April 1, 2000, the Company's functional currency was the U.S. dollar. Prior to that date, the Company prepared its financial statements in U.S. dollars and in accordance with U.S. GAAP. Subsequent to April 1, 2000, the Company's functional currency became the Danish kroner. As a result of the change in the Company's functional currency, the Company decided to change its reporting currency from the U.S. dollar to the Danish kroner, effective

January 1, 2000. The change in reporting currency has been presented in accordance with Statement of Financial Accounting Standards No. 52, including the comparison figures for prior years.

                                                                    YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------------------
                                                 1996         1997          1998          1999          2000
                                              ----------   ----------    ----------    ----------    ----------
                                                                    (DKK IN THOUSANDS,
                                                                 EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
   Income (loss) from portfolio companies)             0            0             0             0        (3,635)

   Net sales                                     975,497    1,573,471     1,525,601       491,330        74,147
   Cost of sales                                 552,241      813,687       904,829       419,538        45,966
   Special charges related to inventories              0            0        23,212       232,512       (20,967)
                                              ----------   ----------    ----------    ----------    ----------
   Gross profit (loss)                           423,256      759,784       597,560      (160,720)       45,513
                                              ----------   ----------    ----------    ----------    ----------
OPERATING EXPENSES:
   Sales and marketing                           234,822      355,038       477,919       290,948         3,299
   Research and development                       74,524      117,223       155,334        98,540           430
   General and administrative                     39,709       72,865        91,542        77,313        35,616
   Acquisition-related expenses                   21,960      270,251             0             0             0
   Restructuring charges                           8.130            0        49,112       252,898         1,215
                                              ----------   ----------    ----------    ----------    ----------
       Total operating expenses                  379,145      815,377       773,907       719,699        40,560
                                              ----------   ----------    ----------    ----------    ----------
INCOME (LOSS) FROM OPERATIONS
  BEFORE INTEREST AND INCOME TAXES                44,111      (55,593)     (176,347)     (880,419)        4,953
   Income from sale of activities                      0            0             0       352,900        54,168
   Interest income, net                            8,878       19,590        15,430         5,713         8,131
   Foreign currency gains (losses)                 3,914      (11,466)        3,224         4,976        20,414
   Related party gain on sale of investment       16,689            0             0             0             0
                                              ----------   ----------    ----------    ----------    ----------
INCOME (LOSS) BEFORE INCOME TAXES                 73,592      (47,469)     (157,693)     (516,830)       87,666
   Provision for income taxes                     27,410       70,599        (3,559)       32,089         7,209
                                              ----------   ----------    ----------    ----------    ----------
INCOME (LOSS) BEFORE MINORITY INTEREST IN
  INCOME OF CONSOLIDATED SUBSIDIARY               46,182     (118,068)     (154,134)     (548,919)       80,457
   Minority interest in income of
       consolidated subsidiary                     3,125        1,618          (375)        4,549             0
                                              ----------   ----------    ----------    ----------    ----------
NET INCOME (LOSS)                                 43,057     (119,686)     (153,759)     (553,468)       80,457
                                              ==========   ==========    ==========    ==========    ==========

EARNINGS (LOSS) PER SHARE, DILUTED                  2.91        (7.57)        (8.59)       (30.98)         4.53
                                              ==========   ==========    ==========    ==========    ==========

WEIGHTED AVERAGE SHARES OUTSTANDING
  INCLUDING COMMON STOCK EQUIVALENTS
  IN 1997, 1998 AND 1999                          14,786       15,821        17,894        17,864        17,749
                                              ==========   ==========    ==========    ==========    ==========

                                                                         DECEMBER 31,
                                              -----------------------------------------------------------------
                                                 1996         1997          1998          1999          2000
                                              ----------   ----------    ----------    ----------    ----------
                                                                     (DKK IN THOUSANDS)
BALANCE SHEET DATA:
   Working capital                               513,646      686,368      486,964      164,734      221,204
   Total assets                                  760,444    1,108,071      951,672      358,605      307,244
   Total shareholders' equity (net assets)       579,642      857,066      657,956      166,014      242,073

         The Company has never paid any dividends on its Common Shares.

         B.       CAPITALIZATION AND INDEBTEDNESS.

                  Not required because this Form 20-F is filed as an annual report.

         C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.

                  Not required because this Form 20-F is filed as an annual report.

         D.       RISK FACTORS.

         This Report contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Exchange Act. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words "anticipate", "believe", "expect", "estimate", "intend", "plan", "should", "could", "may", "objective", "target", "goal" and "strategy" (or the negatives of such terms) and other similar expressions are used in connection with forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. In this Report, forward-looking statements may, without limitation, relate to:

         o        The successful implementation of the Company's new strategy

         o The dependence of the Company's financial and operating success on the financial and operating success of the enterprises in which it invests or participates

         o        The anticipated level of investment in associated companies

         o The expected impact of the risks that affect the Company's business, including the risk of loss resulting from investments in associated companies

         o Olicom's ability to sell its interests in associated companies will be affected by market, regulation, contractual and other conditions that are largely beyond the Company's control

         o The overall development of revenues and the development of operating expenses

         o The Company expects to incur losses for at least the short term, and expects the level of losses to increase

         o Amortization charges will increase losses, and decrease any earnings in the future

         o Because the Company generally will not provide separate financial statements for its investees the Company's operations results may be difficult to interpret

         o The Company will not be able to successfully execute its business strategy if it is deemed to be an "investment company" under the U.S. Investment Company Act of 1940

         o Other statements herein relating to the Company's future business development and economic performance

There can be no assurance that forward-looking statements will approximate actual experience. Several important factors exist that could cause the Company's actual results to differ materially from expected results as described in the forward-looking statements. Such factors include:

         o        The Company's ability to control risk in its businesses

         o The Company's need to continue to identify and acquire interests in suitable associated companies

         o The intense competition among capital providers to acquire interests in technology companies

         o The ability of the Company's management to actually manage, operate and promote start-up enterprises

         o        General economic conditions

         o General competitive factors, locally, nationally, regionally and globally

         o The valuation of technology-related companies and their ability to access capital markets

         o The availability of additional financing, if required to support the future growth of the Company

         o Changes in the Company's expenses associated with acquisitions and dispositions

         o Failure of an associated company to adapt to the rapidly changing technology marketplace

         o        Industry consolidation and competition

         o        The ability of associated companies to manage their growth

         o The ability of associated companies to attract and retain key personnel

         o The future capital requirements of investees and the effect on the value of the Company's interests therein if capital is obtained from other sources or is not available

         o Existing and future regulations affecting the Company's business, the businesses of the Company's associated companies or technology generally

         o The ability of associated companies to protect their intellectual property rights, and to avoid intellectual property litigation and infringement claims

         o        Difficulties inherent in international operations

         o Dilution caused by the issuance of Common Shares in connection with the acquisition of interests in associated companies

         Reference is made to "Key Information -- Risk Factors"; "Information on the Company -- Business Overview: Intellectual Property," -- Business Overview:
Trademark Agreement" and " -- Business Overview: Risks Relating to the Company's New Strategy"; and "Operating and Financial Review and Prospects -- Trend
Information: Risk Factors". Except as otherwise required by United States federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason, after the date of this Report.

ITEM 4. INFORMATION ON THE COMPANY.

         A.       HISTORY AND DEVELOPMENT OF THE COMPANY.

         Overview.

         Olicom A/S ("Olicom" or the "Company") was organized under the Companies Act of the Kingdom of Denmark (the "Companies Act") in 1985 as a corporation with limited liability. The Company established Olicom, Inc. ("Olicom USA") in 1990, with its headquarters in metropolitan Dallas, to coordinate marketing in North and South America. The address and telephone number of the Company's registered office is: Nybrovej 110, DK-2800 Kgs. Lyngby, Denmark; telephone +45 45 27 00 00.

         Prior to the 1999 Transactions (described below), the Company developed, marketed and supported network software and hardware products that enabled personal and work-group computer users to communicate, exchange data and share computing resources in local area networks ("LANs"), in wide area networks ("WANs") and over the internet. The Company's products were marketed worldwide, primarily through distributors, value-added resellers (including dealers, systems integrators and other resellers) ("VARs") and original equipment manufacturer customers ("OEMs").

         1999 Transactions.

         During the first six months of 1999, the Token-Ring market experienced a dramatic and accelerating decline, leading to a significant reduction in sales and severe operating losses. The Company also began experiencing significantly increased competition in the Fast Ethernet market. On a continuing basis during the period, Olicom reviewed its strategic and financial position, and began investigating a broad spectrum of possibilities, including entering into strategic alliances focused on Fast Ethernet technology and the sale of Olicom as a whole. Such inquiries failed to generate suitable potential relationships. As a result, the Company decided to divest its activities on a piecemeal basis.

         On August 31, 1999, the Company announced the sale of its Token-Ring business to Madge Networks N.V. ("Madge"). On September 19, 1999, Intel Corporation ("Intel") purchased certain intellectual property and other assets of the Company and acquired Olicom's development group. On October 27, 1999, Olicom announced the sale of its entire interest in Digianswer A/S ("Digianswer") to Motorola, Inc. ("Motorola"). In late 1999, Olicom relocated its international corporate headquarters to a smaller facility adjacent to its previous facilities. In addition, the Company began the process of closing its U.S. headquarters and other U.S. and international offices. The foregoing are collectively referred to herein as the "1999 Transactions".

         Immediately following the closing of the 1999 Transactions, the Company's main focus was on the fulfillment of various product delivery and associated warranty and service obligations, primarily through various agreements with Madge and Intel, a warranty and support agreement with Vital Network Services ("Vital"), and agreements and arrangements with Olicom's other business partners and service providers.

         Owing to the 1999 Transactions and as a consequence of a new strategic direction for the Company adopted by its Board of Directors in May 2000, the nature of the Company's business changed significantly during fiscal year 2000. While this Report will summarize the more material developments in the Company's business during the past three years, such description must be viewed with reference to the 1999 Transactions and to the Company's new strategic direction announced in May 2000. As a result of the 1999 Transactions and the change in the nature of the Company's business, the Company's business prior to the 1999 Transactions has limited relevance. The Company's current business strategy is described in "Business Overview".

         Products, Sales and Marketing.

         Beginning in 1987, Olicom was involved in the design, development and production of high-quality networking products. In 1988, Olicom began marketing an increasingly broader range of network interface cards ("NICs" or "adapters") that utilized the Token-Ring protocol, and thereafter began broadening its product line to include products utilizing Ethernet and Asychronous Transfer Mode ("ATM") protocols. In June 1997, with the acquisition of CrossComm Corporation ("CrossComm"), Olicom acquired a chassis-based integrated networking platform for its Token-Ring, Ethernet and ATM solutions.

         Prior to the 1999 Transactions, the Company's strategic focus was to address the local area networking needs of large and medium size enterprises as they transitioned from shared, medium speed network topologies like 16 Mbps Token-Ring and 10 Mbps Ethernet to switched, high-speed networks. The main product lines included the following:

         Desktop Network Interface Cards

         Notebook Connectivity Products

         Network System Products

         Network Services

         In October 1998, the Company divested certain aspects of the service business to Vital. In November 1998, the Company announced a strategy of focusing on the Company's core businesses. Consistent with this strategy, in January 1999, Olicom divested its interest in Lasat A/S, a producer of PC modems. Ultimately, the Company undertook the 1999 Transactions, by which the Company's activities were divested.

         Beginning approximately April 2000, the Company began winding down the marketing of products. Olicom product sales during the first quarter of 2000 were limited to sales of Token-Ring products to Madge from pre-existing finished goods and certain component inventories. In addition, end-of-life sales for a range of recently discontinued ATM, Ethernet and XL (former CrossComm) products occurred. Olicom ceased to sell products by mid-2000. Pursuant to rights granted in connection with its agreement with the Company, Madge may continue to manufacture, market and sell several Olicom-branded Token-Ring products.

         Olicom is no longer involved in the network service business. Customers seeking network services (including general support, product replacement, network monitoring, training, installation and on-site support for products sold by Olicom) are referred to Madge, Vital or NWorks (a Denmark-based service company established by former Olicom employees).

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

      Information about the Company's operations by reportable segments for 1998 and 1999 is shown below. The Company operated in 1998 and 1999 in the data networking industry, primarily within the following technologies: Asynchronous Transfer Mode, Token-Ring and Fast Ethernet. The Company considered its products being one group of similar products. The Company managed its business primarily in two separate geographical areas: "Americas", incorporating North and South America; and "International", incorporating Europe and Asia Pacific.


                                          INTERNATIONAL      AMERICAS      ELIMINATIONS    CONSOLIDATED
                                          -------------    ------------    ------------    ------------
                                                               (DKK in thousands)
1999
Net sales:
External customers                              399,530          91,800               0         491,330
Intercompany                                    119,071         157,556        (276,627)              0
                                           ------------    ------------    ------------    ------------

Total                                           518,601         249,356        (276,627)        491,330
                                           ============    ============    ============    ============

Depreciation, amortization and write-off        132,290          26,846               0         159,136
                                           ============    ============    ============    ============

Operating income (loss)                        (648,562)       (252,340)         20,483        (880,419)
                                           ============    ============    ============    ============

Investments in affiliated companies                   0               0               0               0
                                           ============    ============    ============    ============
Total current assets                            314,094         409,258        (368,890)        354,462
                                           ============    ============    ============    ============
Long-lived assets                                 3,921             222               0           4,143
                                           ============    ============    ============    ============

1998
Net sales:
External customers                              815,164         710,437               0       1,525,601
Intercompany                                    515,663          70,186        (585,849)              0
                                           ------------    ------------    ------------    ------------

Total                                         1,330,827         780,623        (585,849)      1,525,601
                                           ============    ============    ============    ============

Depreciation and amortization                    46,499          13,157               0          59,656
                                           ============    ============    ============    ============

Operating income (loss)                        (141,305)        (23,105)        (11,937)       (176,347)
                                           ============    ============    ============    ============

Investments in affiliated companies               6,118               0               0           6,118
                                           ============    ============    ============    ============
Total current assets                            510,946         538,465        (273,860)        775,551
                                           ============    ============    ============    ============
Long-lived assets                                83,810          40,407               0         124,217
                                           ============    ============    ============    ============

         Olicom's new business activities, which commenced in 2000, are considered to be within one operating segment. Accordingly, the Company has not presented segment information for 2000.

         Product Support.

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

         The Company continued to fulfill product warranty obligations and technical support obligations for Ethernet products, ATM products and XL router and switch products (former CrossComm products). Such obligations are currently performed through agreements with Vital and NWorks. On-line information access is currently provided through the World Wide Web and electronic bulletin boards as well as additional technical support available through Vital by telephone and telefax during extended business hours. For Olicom products that were purchased or licensed by Madge, technical support services are now being provided by Madge's technical support organization.

         Depending on the distribution channel, the Company's products generally were warranted free of defects in materials and workmanship for one to three years. Selected NIC products have a limited lifetime warranty. Before the expiration of the product warranty period, the Company is offering parts replacement services through Vital for the product lines that have remained with the Company, and Madge is providing similar services for the product lines that it purchased or licensed from Olicom.

         Olicom currently refers customers requesting maintenance and support contracts that include on-site service and 24-hour telephone dial-in support to Madge, Vital or NWorks. To date, the Company has not encountered any significant product maintenance problems.

         Research and Development.

         Prior to the 1999 Transactions, the Company maintained significant research and development operations in greater Copenhagen and in Gdansk, Poland. In connection with the agreement with Intel, Olicom's development group was transferred to Intel, and approximately 220 Olicom development employees based in greater Copenhagen and in Gdansk became employees of Intel. After consummation of the transaction with Intel, and the subsequent sale of Olicom's shareholding in Digianswer, all Olicom research and development activities were terminated.

         As part of the agreement with Intel, Olicom has access to former Olicom engineering resources, both in greater Copenhagen and in Gdansk, who are now employed by Intel, in order to handle warranty obligations for Olicom's installed base of Ethernet, ATM and XL products. As of the date of this Report, no warranty claims have been made which required significant use of the former Olicom engineering resources.

         Manufacturing and Distribution.

         Prior to the 1999 Transactions, Olicom outsourced all of its manufacturing needs. In connection with the sale of the Token-Ring business to Madge, the Company continued to maintain its contract manufacturing base to support remaining products, and facilitated the availability of a continued supply of Token-Ring products to Madge. Following a transition period that extended from August until November 1999, Madge assumed direct responsibility for the contract manufacturers for the product line purchased/licensed from the Company.

         The Company's distribution center in Richardson, Texas, was closed in December 1999, and the distribution center in greater Copenhagen was closed in June 2000.

         Winding Up of Networking Product Business.

         With the divestitures to Madge, Intel and Motorola, the Company's assets at December 31, 1999, were comprised mainly of cash and cash equivalents, accounts receivables, inventories and certain intellectual property. In addition, there were certain other assets and contingent payments related to the 1999 Transactions. See "Operating and Financial Review and Prospects" for a further discussion of the 1999 Transactions.

         In connection with the reduction of its operating activities and the consummation of the 1999 Transactions, the Company retained certain contingent liabilities, primarily relating to the return of products from United States distributors, product warranty and support obligations (primarily relating to the transaction with Madge), indemnification obligations with respect to representations, warranties and other obligations, and non-competition covenants relating to all of the divestitures. In addition, the Company continued to have certain lease commitments.

         During 2000, Olicom undertook to fulfill the obligations that the Company assumed in connection with the 1999 Transactions as well as other agreements relating to discontinued business operations. As of the date of this Report, no substantial claims have been made in connection with any of the three divestitures. In connection with the expiry during 2000 of the established deadlines for the filing of such claims, the Company reviewed the remaining provisions established in connection with the 1999 Transactions and discontinued business operations, reversed certain provisions in view of the claims actually made, and on this basis, recognized substantial income.

         The Company received notice from Ingram Micro Inc. and Tech Data Corporation, the Company's largest distributors, of their exercise of the right to return products. By the end of fiscal year 1999, the Company had established reserves with respect to the financial impact associated with right of distributors to return products. See "Operating and Financial Review and Prospects -- Operating Results: Years Ended December 31, 1999 and 2000".

         Other activities in connection with the restructuring remain outstanding. These activities are primarily relating to the final winding up of foreign subsidiaries and leases, the fulfillment of various warranty and service obligations, and unsettled employee matters. Olicom has accrued provisions to cover the currently expected costs in this regard.

         The following is a description of the Company's principal capital expenditures and divestitures during the past three fiscal years. The Company's capital expenditures during 1998, 1999 and 2000 were

DKK 85.0 million, DKK 14.7 million and DKK 288,000, respectively. The decline in capital expenditures reflects the change in the Company's business.

         Proceeds from sale of property and equipment and sale of investments amounted to DKK 19.6 million in 1998. For 1999 and 2000, sale of property and equipment, sale of investments and sale of discontinued operations -- primarily relating to the 1999 Transactions -- amounted to DKK 421.2 million and DKK 55.6 million, respectively.

         During 2000, the Company invested DKK 24.3 million in portfolio companies.

         B.       BUSINESS OVERVIEW.

         Olicom's Annual General Meeting of Shareholders held on April 14, 2000, elected the members of the Company's present Board of Directors. After its constitution, the Board of Directors appointed new members of the Executive Management team. On May 15, 2000, the Board of Directors announced a new strategic direction for the Company, consisting of a business plan to initiate or participate in the development of new products and services, which leverage leading edge technology primarily with a focus on satisfying the needs of mobile data communication users. Business opportunities would be identified, both through the Company's internal research and through the solicitation of ventures with start-up companies, which will be offered seed and venture financing and access to the Company's established business network and infrastructure.

         Portfolio Companies.

         As part of Olicom's new strategic direction, the Company has evaluated more than 100 investment proposals and made four investments during the fiscal year ended December 31, 2000.

         Juize A/S. At the end of 2000, Olicom had invested DKK 6.0 million (US$0.7 million) in Juize and had a 33.9% shareholding in the company. Juize's original strategy was to establish a portal for users of the mobile internet and to develop and sell software tools and applications to providers of mobile internet services. Juize's strategy has been adjusted as a consequence of the slower than expected market penetration of the mobile internet, and it is now primarily focusing the sale of its developed product portfolio to providers of mobile internet services.

         Juize did not have material revenue in 2000, but its first agreements with mobile operators are expected to be concluded in 2001. At the end of 2000, Juize's personnel headcount was 17 employees.

         Sifira A/S. At the end of 2000, Olicom had invested DKK 4.8 million (US$0.6 million) in Sifira and had a 40.5% shareholding in the company. Sifira develops "unified messaging services", which are to be sold to telephone companies and providers of internet services. The company, which at the end of 2000 had a personnel headcount of 12 employees, expects to start delivering its services in the middle of 2001. In early 2001, Sifira entered its first service agreement with a mobile telephone operator.

         Transynergy A/S and Vizion Factory e-learning A/S. Olicom and Vizion Factory e-learning A/S have formed a new company known as Transynergy A/S. Olicom's investment was made by way of a convertible loan of DKK 5 million (US$0.6 million) which is presently convertible into a 50% shareholding in the new company.

         Transynergy will develop the necessary software tools for the application of Vizion Factory e-learning's technological platform on handheld computers. The target group for the commercial product will include companies in need of providing complex data (such as service manuals, etc.) to travelling employees. Transynergy is expected to record its first sales during the third quarter of 2001.

         As part of the agreement, Olicom also invested DKK 5.0 million (US$0.6 million) in Vizion Factory e-learning A/S, thereby acquiring a 5.6% shareholding in such company.

         GoPinocchio ApS. Olicom has invested DKK 3.6 million (US$0.4 million) in GoPinocchio ApS and has thereby acquired a 28.2% shareholding in the company. GoPinocchio is a consulting business specializing in providing customer relationship management solutions which optimize a corporate client's services to customers and employees. At the end of 2000, the company had a personnel headcount of 11 employees.

         In 2001, GoPinocchio was accepted as one of currently only 13 members of IBM's European mobile e-business alliance.

         Intellectual Property.

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

         It has been the Company's practice to enter into confidentiality agreements with its customers, suppliers and industry partners to limit access to, and distribution of, the Company's sensitive information. Despite these precautions, it may be technologically possible for past competitors of the Company to "reverse engineer" or otherwise obtain information regarding aspects of the Company's products that the Company regards as proprietary. The laws of some foreign countries in which the Company sells or may sell its products do not protect the Company's proprietary rights in its products to the same extent, as do the laws of the Kingdom of Denmark and/or the United States.

         From time to time the Company has received communications from third parties asserting that its use of trademarks, or that its products, infringe or may infringe the rights of third parties. There can be no assurance that any such claims will not result in protracted and costly litigation; however, based upon general practice in the industry, the Company believes that such matters can ordinarily be resolved without any material adverse impact on its business, financial condition or operating results. Nevertheless, there can be no assurance that the necessary licenses would be available on acceptable terms, if at all, or that the Company would prevail in any such challenge. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or litigation arising out of such other parties' assertion, could have a material adverse effect on the business, financial condition or operating results of the Company, notwithstanding the divestitures in connection with the 1999 Transactions.

         Trademark Agreement.

         The trademark "Olicom" (the "Trademark") is a registered trademark of Ing. C. Olivetti & C., S.p.A. ("Olivetti"). Pursuant to a Trademark Agreement dated December 11, 1998, Olivetti extended the previous grant to the Company of a worldwide license to use the Trademark. The term of the Trademark Agreement expires on September 1, 2009, with the Company having the right to extend the term for an additional ten years. During the term of the Trademark Agreement and for a period of one year after any termination thereof, Olivetti has agreed not to use itself or grant to a third party any rights to use the Trademark on products or services of the type manufactured, marketed or offered by the Company. Olicom has the right to terminate the Trademark Agreement for convenience upon the provision of notice, as provided therein.

         In connection with the transactions with Madge, Olivetti, Madge and Olicom agreed to the licensing of the Trademark on terms substantially similar to those enjoyed by Olicom under the Trademark Agreement, in order to enable Madge to market Olicom product lines.

         Since the Company licenses the Trademark and has no ownership rights therein, in the event that the license were terminated, the Company would be required to change its name and cease using the trademark. A change in the Company's name and the creation of a new trademark could involve significant expense and the possibility of confusion, which, in turn, could harm the Company's business, financial condition and operating results.

         Olicom has trademarks on several selected products, such as CellDriver(R), Lanscout(TM) and RapidLan(TM), and on products and services such as CrossFire(R), GoCard(R), RapidFire(R), ClearServer(R), ClearSession(R), ClearSight(TM), ClearCare(R), ClearPartner(R), ClearStep(R) and ExpertWatch(R). Several of these trademarks were licensed to Madge in connection with the 1999 Transactions.

         Risks relating to the Company's New Strategy.

         In view of its new strategic direction, the Company has identified various trends and factors, which may affect the Company's future operating results. In addition, there are trends and factors that are beyond the Company's control that may affect its operations. Any of the following risks could materially adversely affect the Company's business, financial condition or operating results and could negatively impact the value of its Common Shares.

         The Company's financial and operating success depends on the financial and operating success of the enterprises in which it invests or participates ("associated companies"), and the Company's business will be adversely affected to the extent that its associated companies are not successful. Many of the risks described herein may affect Olicom's associated companies and may, therefore, affect Olicom to the extent of its interest in the affected associated company. If any one of the Company's associated companies is harmed or fails as a result of any of these risks, the Company's business will be adversely affected, and the adverse effect on the Company could be material, depending on the size and nature of the business of the affected company and the amount of capital that has been committed to that company by Olicom. Any adverse impact on Olicom will be magnified to the extent that multiple associated companies are harmed or fail.

         The Company implemented its new strategic plan in May 2000, and its associated companies have little operating history, both of which makes it difficult to evaluate Olicom's business. Olicom has only recently acquired interests in its initial associated companies. Because Olicom has only recently begun operating under its new strategic plan and because many of its associated companies are in the early stages of their development, the Company is unable to provide investors with significant data upon which they can evaluate the Company's prospects. For example, most associated companies are in the development stage. The Company cannot be certain that its business strategy or the business strategies of its associated companies will be successful, because these strategies are new and unproven. As early-stage companies, associated companies (as well as the Company) will be particularly susceptible to the risks and uncertainties described in this Report and will be more likely to incur the expenses associated with addressing them.

         Because Olicom has interests in several early-stage companies, it is exposed not only to the risks associated with implementing a new business plan, but also to the start-up risks associated with each of its associated companies. This exposure will increase as Olicom continues to acquire interests in and establish new associated companies. In the future, Olicom may acquire greater percentage equity interests in companies, and it may acquire interests in larger companies than has been the case with its acquisitions to date, further increasing the Company's exposure to these risks.

         Olicom shareholders may have difficulty evaluating the success of individual associated companies because separate financial statements will generally not be required to be provided. The Company will not be required to provide separate financial statements for its associated companies for periods subsequent to its acquisition of an interest therein, except under very limited circumstances. For periods prior to the acquisition of an interest in an associated company, Olicom will only be required to provide separate financial statements where at least one of three conditions specified by the U.S. Securities and Exchange Commission (the "Commission") is met: (i) the Company's proportionate share of the total assets of the associated company exceeds 20% of the Company's consolidated total assets; (ii) the Company's equity in the pre-tax income or loss of the associated company exceeds 20% of the Company's consolidated pre-tax income or loss; or (iii) the amount paid by the Company as consideration for the interest in the associated company exceeds 20% of the Company's consolidated total assets. Therefore, Olicom shareholders may not be able to assess the impact of the risks described herein on an individual associated company. Further, Olicom shareholders may have difficulty evaluating the success of individual associated companies and, accordingly, the success of Olicom's business strategy. In addition, the Company recognizes revenues, expenses and other income from its associated companies (each of which has a different cost structure and revenue model), and Olicom generates expenses independent of its associated companies. The Company's total revenues, expenses and other income may therefore correlate to a lesser extent than those of other companies. As a result, the Company's operating results may be difficult for investors and securities analysts to interpret.

         If Olicom's management fails to properly identify associated companies in which to acquire interests or to establish and effectively complete these transactions, the value of the Company's Common Shares may decline. The Company's success depends on its ability to identify opportunities to participate in the development of new products and services that leverage leading edge technology primarily with a focus on satisfying the needs of mobile data communications users and to successfully negotiate the terms of any such transactions. The Company's management will have sole and absolute discretion in identifying and selecting associated companies in which to participate, acquire interests or establish, and in structuring, negotiating and undertaking of interests in its associated companies. The Company may combine, reorganize, alter the business plan of or sell any of its associated companies at any time, as its management determines is appropriate. Investors may not be able to evaluate the merits of the acquisition of an interest in, or the establishment of, or the reorganization or change in business plans of, any particular associated company before Olicom takes any of these actions. In addition, in making decisions to participate or acquire interests in or establish associated companies, the Company will rely, in part, on financial projections developed by its management and the management of potential associated companies. These projections will be based on assumptions and subjective judgments. The actual operating results of Olicom's associated companies may differ significantly from these projections.

         The Company may be unable to acquire an interest in companies that it identifies for many reasons, including:

         o Olicom's inability to agree on the terms of a participation or acquisition or to acquire an interest in an investee;

         o governmental restrictions of various jurisdictions in which a potential investee is domiciled or does business; and

         o incompatibility between the Company and management of the potential investee.

         At December 31, 2000, Olicom had approximately US$34,600,000 in cash, cash equivalents and restricted cash (which excludes cash and cash equivalents held by its associated companies) available for acquiring interests in and establishing new associated companies, as well as to provide additional funding for existing associated companies and for general corporate and working capital purposes. If the Company cannot continue to acquire interests in and establish emerging companies with this capital, its strategy to build a portfolio of associated companies will not succeed. Further, Olicom expects that, even if it can identify, acquire and establish associated companies, it will not be profitable for the foreseeable future and may never regain profitability.

         Olicom will not be able to successfully execute its business strategy if it is deemed to be an "investment company" under the Investment Company Act. Companies that have more than 100 U.S. shareholders or are publicly traded in the United States and are, or hold themselves out as being, engaged primarily in the business of investing, reinvesting or trading in securities are subject to regulation under the U.S. Investment Company Act of 1940 (the "Investment Company Act"). Unless a substantial portion of Olicom's assets consists of, and a substantial part of its income is derived from, interests in majority-owned subsidiaries and companies that it primarily controls, Olicom may be required to register and become subject to regulation under the Investment Company Act. Because regulation under the Investment Company Act is, for the most part, inconsistent with its strategy of actively managing, operating and promoting collaboration among its network of associated companies, Olicom cannot feasibly operate its business as a registered investment company. If Olicom is deemed to be, and is required to register as, an investment company, it will be forced to comply with substantive requirements under the Investment Company Act, including:

         o        limitations on its ability to borrow;

         o        limitations on its capital structure;

         o restrictions on acquisitions of interests in associated companies;

         o        prohibitions on transactions with affiliates;

         o        restrictions on specific investments; and

         o compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations.

         If Olicom was forced to comply with the rules and regulations of the Investment Company Act, its operations would significantly change, and it would be prevented from successfully executing its business strategy.

         Olicom also may acquire interests in other companies with business models that could subject them to regulation under the Investment Company Act. If any associated company becomes subject to regulation under the Investment Company Act, it will be subject to the risks, uncertainties and operating restrictions described herein and elsewhere in this Report.

         Olicom may be required to sell, buy or retain assets when it would not otherwise wish to in order to avoid regulation as an investment company. To avoid regulation under the Investment Company Act and related Commission rules, the Company may need to sell assets which it would otherwise desire to retain and may be unable to sell assets which it would otherwise prefer to sell. In addition, Olicom may be forced to acquire additional, or retain existing, income-generating or loss-generating assets which it would not otherwise have acquired or retained, and may need to forego opportunities to acquire interests in attractive enterprises that would benefit its business. If Olicom were forced to sell, buy or retain assets in this manner, it would be prevented from successfully executing it business strategy. If any associated company with a business model similar to Olicom's business model becomes subject to regulation under the Investment Company Act, it will be subject to the risks and uncertainties described herein, and the Company may be forced to dispose of its interest in such company.

         Olicom may sell its associated company interests for less than their maximum value, or at a loss. Olicom's ability to sell associated company interests to generate income or to avoid regulation under the Investment Company Act may be limited, especially where there is no public market for the securities of an associated company. Market, regulatory, contractual and other conditions largely beyond the Company's control will affect:

         o Olicom's ability to sell its interests in associated companies;

         o        the timing of these sales; and

         o        the amount of proceeds from these sales.

         If it divests all or part of its interest in an associated company, Olicom may not receive maximum value for the interest, and it may sell the interest for less than the amount paid to acquire such interest. Even if an associated company has publicly-traded stock, Olicom may be unable to sell its interest in that enterprise at then-quoted market prices or the market for such stock may cease to exist, with the result that such interest becomes worthless.

         The Company's business strategy may not be successful if valuations of technology-related companies decline. The Company's strategy involves helping its associated companies grow and access the public capital markets. Therefore, Olicom's success is dependent on acceptance by these markets of technology companies in general, and in particular, the receptivity of these markets to mergers and acquisitions involving such companies and of initial public offerings of those companies. Diminished receptivity to mergers and acquisitions, and weak capital markets for initial public offerings of technology-related companies may delay or prevent the Company's realization of exit strategies in an anticipated time horizon.

         Intense competition from other capital providers to acquire interests in technology companies could result in lower returns or losses on acquisitions. Olicom faces intense competition from traditional venture capital firms, companies with business strategies similar to its own, corporate strategic investors and other capital providers to develop and acquire interests in technology enterprises. In addition, the Company may face competition from an emerging group of online service providers that facilitate relationships between entrepreneurs and venture capitalists. Further, several professional service firms have recently announced their intention to provide capital and services to technology companies. Many of the Company's competitors have more experience identifying and acquiring interests in technology companies and have greater financial and management resources, brand name recognition and industry contacts than Olicom possesses.

         This intense competition, and the impact it has on the valuation of technology companies, could limit the Company's opportunities to acquire interests in associated companies or force the Company to pay higher prices to acquire these interests, which would result in lower returns or losses on acquisitions. In addition, some of the Company's competitors, including venture capital firms, private companies with business strategies similar to the Company and corporate strategic investors, may have a competitive advantage over the Company because they have more flexibility than Olicom possesses in structuring acquisitions in companies because they do not need to acquire majority or controlling interests in companies to avoid regulation under the Investment Company Act.

         Olicom's associated companies may face intense competition in their product and service markets, and if they cannot compete effectively, they will fail. Olicom's associated companies experience significant competition and expect substantial additional competition from established and emerging technology companies. There can be no assurance that associated companies will be able to compete successfully in the future with existing or new competitors. Barriers to entry in many sectors of the technology industry in which associated companies operate are generally minimal, and competitors can offer products and services at a relatively low cost. Further, associated companies' competitors may develop products or services that are superior to, or have greater market acceptance than, the solutions offered by associated companies. Industry consolidation or alliances may also affect the competitive environment. Many of the current and potential competitors of associated companies have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition than Olicom's associated companies. As a result, these competitors may be able to devote greater resources to the development, promotion, marketing and support of their products than Olicom's associated companies. Increased competition could result in reduced profit margins or loss of market share, any of which could harm associated companies' revenues. This may place associated companies at a disadvantage in responding to their competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. If associated companies are unable to compete successfully against their competitors, they will fail. In addition, associated companies may compete with each other for business opportunities. If this type of competition develops, it may deter other companies from seeking investment from Olicom and limit its business opportunities. Further, Olicom may acquire interests in companies that compete with current associated companies, which may deprive them of some of the competitive benefits of being part of Olicom's network.

         Associated companies may fail if they do not adapt to the rapidly changing technology marketplace. If associated companies fail to adapt to the rapid changes in technology and customer and supplier demands, they may not generate revenues or become or remain profitable.

         The markets in which associated companies operate are characterized by:

         o        rapidly changing technology;

         o        evolving industry standards;

         o        frequent new product and service introductions;

         o        shifting distribution channels; and

         o        changing customer demands.

         The market for the products of associated companies is characterized by frequent new product introductions, rapidly changing technology, changes in customer and end user requirements, short product life cycles and continued emergence of new industry standards, any of which could render the existing products of associated companies obsolete. The success of associated companies will depend to a substantial degree upon their ability to develop and introduce, on a cost-effective and timely basis, new products and enhancements to existing products that meet changing customer requirements and emerging industry standards, and take advantage of technological advances (some of which may be disruptive). The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. Often, delays are experienced in the introduction of new products and product enhancements. There can be no assurance that associated companies will be able to identify, develop, implement or market new or enhanced products successfully or on a timely basis, that new products will gain market acceptance, or that associated companies will be able to respond effectively to product announcements by competitors, technological changes, emerging industry standards, or changing customer and end-user requirements. From time to time, associated companies may announce new products or product enhancements, capabilities or technologies that have the potential to replace or shorten the life cycle of existing product offerings and that may cause customers or end-users to defer purchasing of existing products. Any failure to continue to introduce new products or product enhancements on a timely basis, customer and end-user delays in purchasing products in anticipation of new product introductions, or any ability of an associated company to respond effectively to product announcements by competitors, technological changes, changing customer requirements or emerging industry standards could harm such associated company.

         Olicom's future success will depend on associated companies' ability to adapt to this rapidly evolving marketplace. Associated companies may not be able to adapt their products and services adequately or economically, develop new products and services or establish and maintain effective distribution channels for their products and services. If associated companies are unable to meet these challenges, they may be unable to sell their products and services and generate revenues. Therefore, their businesses may become or remain unprofitable.

         Many associated companies may grow rapidly and may be unable to manage their growth. Olicom expects many of its associated companies to grow rapidly. Rapid growth often places considerable operational, managerial and financial strain on a business. To successfully manage rapid growth, associated companies must accurately project their rate of growth and:

         o rapidly improve, upgrade and expand their business infrastructures;

         o        deliver products and services on a timely basis;

         o        maintain levels of service expected by clients and customers;

         o maintain appropriate levels of staffing; o maintain adequate levels of liquidity; and

         o expand and upgrade their technology, transaction processing systems and network hardware or software or find third parties to provide these services.

         Olicom's business will suffer if its associated companies are unable to successfully manage their growth. In addition, many associated companies have only recently begun developing their financial reporting systems and controls. As a result, these companies may not be able to provide Olicom with their financial results on a timely basis, making it difficult for the Company to monitor these companies and assess Olicom's financial position.

         Associated companies' growth depends on their ability to attract and retain their key personnel. Olicom has significant involvement in and influence over the operating activities of associated companies in which the Company's equity ownership and voting power percentage is at least 20%, but not more than 50%, in part through board representation and rights to participate in material decisions. However, the growth of associated companies will depend on their ability to attract and retain their own senior management personnel to oversee the day-to-day operation of their businesses. As they grow, associated companies will also need to continue to hire additional technical, marketing, financial and other key personnel, unless they rely on Olicom or other associated companies or third parties to provide these services. A shortage in the availability of required personnel could limit the ability of associated companies to grow, sell their existing products and services, and launch new products and services.

         An associated company could make business decisions that are not in Olicom's best interests or with which Olicom does not agree, which could impair the value of Olicom's interests in such associated company. Olicom expects to acquire less than majority voting interests in associated companies. Further, Olicom may not maintain its current ownership or control levels in associated companies, including associated companies established by Olicom, if it sells portions of its interests or associated companies issue additional equity to other parties.

         Olicom's ownership of interests in associated companies over which it does not exercise complete control involves risks that could cause the performance of Olicom's interests and its operating results to suffer, including:

         o management of an associated company having economic or business interests or objectives that are different than Olicom's; and

         o associated companies not taking Olicom's advice with respect to the financial or operating difficulties that they encounter.

         Olicom's inability to control its associated companies completely could prevent the Company from assisting them, financially or otherwise, or could prevent Olicom from liquidating its interests in them at a time or at a price that is favorable to the Company. Additionally, to the extent that Olicom does not completely control them, associated companies may not act in ways that are consistent with Olicom's business strategy and may compete with Olicom or other associated companies. These factors could hamper Olicom's ability to maximize returns on its interests, and cause Olicom to recognize losses on its interests in associated companies.

         If Olicom is unable or unwilling to provide associated companies with the significant additional financing they will need to continue operating their businesses, Olicom's interests in them may be diluted or they may fail. Most current associated companies are, and Olicom expects that its future associated companies will be, in the early stages of their development. Associated companies will require significant amounts of additional capital to compete successfully, meet their business objectives, and produce revenues and profits. Olicom is currently unable to predict the future capital needs of any associated company, and it may decide not to provide the additional capital that such associated company requires to continue operating their businesses or may not be given the opportunity to provide same. If an associated company receives capital from other sources, Olicom's ownership interest therein may be diluted. If an associated company is unable to obtain additional capital, it may fail, and the Company's interest therein would become worthless.

         Associated companies may be at a competitive disadvantage if they are unable to protect their proprietary rights or if they infringe on the proprietary rights of others, and any related litigation could be time consuming and costly. Because all associated companies operate or will operate their businesses through web sites or rely on hardware and software, proprietary rights (particularly in the form of trade secrets, copyrights and patents) will be critical to the success and competitive position of all associated companies. There can be no assurance that the steps taken by associated companies to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to their technology. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and associated companies may be unable to control the dissemination of their content and products and use of their services due to the global nature of the internet. A substantial number of associated companies license technology which they include in their product or service offerings from third parties, and they could become subject to infringement actions as a result. In addition, third parties may claim that associated companies have violated their intellectual property rights. To the extent that any associated company violates a patent or other intellectual property right of a third party, it may be prevented from operating its business as contemplated, and it may be required to pay damages, to obtain a license, if available, to use the patent or other right or to use a non-infringing method, if possible, to accomplish its objectives. Any of these claims, with or without merit, could subject an associated company to costly litigation and the diversion of its technical and management personnel. If an associated company incurs costly litigation and its personnel is not effectively deployed, the expenses and losses incurred by the associated company will increase, and its profits, if any, will decrease.

         Associated company operations may be disrupted by technological problems unrelated to Olicom's information technology services. Associated companies' businesses will depend on the efficient and uninterrupted operation of their computer and communications hardware systems to enable them to continuously provide their products and services. Associated companies that do not rely completely on Olicom for information technology services are dependent, to some extent, on third parties for technological support. Service interruptions could result from natural disasters, power loss, telecommunications failures, unauthorized use and similar events or from other systems failures, bugs or capacity constraints. These interruptions could cause a complete shut-down of the business of an associated company, which could result in lost revenues or customers.

         C.       ORGANIZATIONAL STRUCTURE.

         The Company's significant subsidiaries are Olicom Ventures A/S (Danish corporation) and Olicom Trading A/S (a Danish corporation). Both subsidiaries are wholly-owned by the Company. Olicom, Inc., a Delaware corporation ("Olicom USA"), is a wholly-owned subsidiary of Olicom Trading A/S.

         D.       PROPERTY, PLANTS AND EQUIPMENT.

         Olicom A/S Leases.

         Pursuant to the sublease agreement entered into with Intel Denmark ApS ("Intel Denmark"), Olicom subleased the premises situated at Nybrovej 112, DK-2800 Kgs. Lyngby, Denmark (the "TopDanmark Lease No. 1"), to Intel Denmark and at Nybrovej 114, DK-2800 Kgs. Lyngby, Denmark (the "TopDanmark Lease No. 2"), to Intel Denmark on the same terms and conditions as agreed in the head leases. The sublease agreement is for a fixed term terminating on February 1, 2006, for the TopDanmark Lease No. 1, and on April 1, 2008, for the sublet portion of the TopDanmark Lease No. 2. During these periods, Olicom will remain contingently liable to TopDanmark Ejendom A/S ("TopDanmark"), as lessor of the premises, for the performance of lease obligations by Olicom's subtenants. While Olicom provided bank guarantees and deposits to TopDanmark as security under the head leases, Intel provided Olicom with a parent company guarantee covering Intel Denmark's fulfillment of its obligations under the subleases.

         In addition, Intel Denmark is obligated to use reasonable commercial efforts, together with Olicom, to procure the assignment of the head leases to Intel Denmark with the necessary consent of TopDanmark. In this connection, Intel Denmark is obligated to provide security to TopDanmark sufficient for the release of the bank guarantees and deposits presently provided as security by Olicom to TopDanmark.

         Effective as of January 1, 2000, Olicom transferred its lease of the premises situated at Nybrovej 110, DK-2800 Kgs. Lyngby, Denmark, to Eli Lilly Danmark A/S ("Eli Lilly Danmark"). As part of this transfer, Olicom made a payment to Eli Lilly Danmark for refurbishment of the leased premises. Further, Olicom entered into a sublease agreement with Eli Lilly Danmark, whereby Olicom subleased 1,046 square meters of the premises situated at Nybrovej 110. The sublease is non-terminable until December 31, 2002; however, Olicom may assign this lease or enter into a further sublease. The sublease with Eli Lilly Danmark may terminate upon at least 12 months' written notice.

         Olicom USA Leases.

         Effective November 29, 1999, Olicom USA assigned its lease of approximately 40,000 square feet in Richardson, Texas to Nextel of Texas, Inc. ("Nextel Texas"). The parent corporation of Nextel Texas guaranteed its assumed obligations under the Lease Agreement. Pursuant to such assignment, the landlord granted Olicom USA a release from substantially all of its obligations under the Lease Agreement (including the obligation to pay rental). So long as Nextel Texas is not in default of its obligations under the Lease Agreement, the landlord has agreed to pay to Olicom USA an aggregate amount of US$291,183 in 44 equal monthly installments, which represents a portion of the increased rental obtained as a result of the assignment of the Lease Agreement to Nextel Texas. In connection with the assignment of the Lease Agreement, Nextel Texas also assumed substantially all of the obligations of Olicom USA regarding the lease of telephone equipment at the leased premises. However, as the parent of Nextel Texas did not guarantee the obligations of Nextel Texas under the telephone lease, the lessor of the telephone equipment did not release Olicom USA from its obligations under such lease; as a result, Olicom USA agreed to guarantee the performance of the assumed obligations of Nextel Texas under the telephone lease. The guaranteed payments are approximately US$7,200 per month for a period of 47 months as of February, 2000 (or a maximum amount of approximately US$338,400 as of such date).

         Olicom USA also leased space in Marlborough, Massachusetts, for a term expiring December 31, 2002. As of June 18, 2000, Olicom USA assigned its obligations under this lease to Sonoma Systems Inc. ("Sonoma Systems"). In connection with the transfer of this lease Olicom USA agreed to guarantee the performance of the assumed obligation of Sonoma Systems under this lease. Olicom, Inc. has agreed to pay the sum of US$200,000 to Sonoma Systems upon its performance of its obligations under the assigned lease. Olicom USA also leased warehouse space in Plano, Texas. The lease expired on April 14, 2000. Olicom currently leases a small amount of office space in metropolitan Dallas.

         Olicom Poland Lease.

         Pursuant to a Lease Agreement dated December 22, 1997, Olicom Poland sp. z o.o. ("Olicom Poland") leased office space in Gdansk, Poland for a term expiring on November 28, 2008. Commencing October 25, 1999, these premises were sublet to Intel Technology Poland on back-to-back terms until such time as all rights and obligations of Olicom Poland can be assigned to Intel Technology Poland. Effective as of March 1, 2000, the lease was assigned to Intel Technology Poland. Until Olicom Poland has been formally liquidated, it will sublease a small amount of office space from Intel Technology Poland.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         This Report contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Exchange Act. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words "anticipate", "believe", "expect", "estimate", "intend", "plan", "should", "could", "may", "objective", "target", "goal" and "strategy" (or the negatives of such terms) and other similar expressions are used in connection with forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. There can be no assurance that forward-looking statements will approximate actual experience. Except as otherwise required by United States federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason, after the date of this Report. See "Key Information -- Risk Factors", "Information on the Company -- Business Overview: Intellectual Property", "-- Business Overview: Trademark Agreement" and "-- Business Overview: Risks relating to the Company's New Strategy"; and "Trend Information: Risk Factors". The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

         Overview.

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

         As a result of the 1999 Transactions, the nature of the Company's business changed significantly during 1999. This discussion will summarize the 1999 Transactions (see "1999 Transactions"). The 1999 Transactions significantly affected the Company's financial condition and operating results at and for the fiscal year ended December 31, 1999, as described more fully below. As a result of these significant changes in the nature of the Company's business, the following discussion will include summary references to the Company's operating results, liquidity and financial condition during the period prior to the 1999 Transactions, and describe the effect of the 1999 Transactions on the Company's business, financial condition and operating results.

         The Company's financial statements are prepared in accordance with U.S. GAAP. Until April 1, 2000, the Company's functional currency was the U.S. dollar. Prior to that date, the Company prepared its financial statements in U.S. dollars and in accordance with U.S. GAAP. Commencing April 1, 2000, the Company's functional currency became the Danish kroner. As a result of the change in the Company's functional currency, the Company decided to change its reporting currency from the U.S. dollar to the

Danish kroner, effective January 1, 2000. The change in reporting currency has been presented in accordance with Statement of Financial Accounting Standards No. 52, including the comparison figures for prior years.

         References herein to "U.S. dollars", "US$" or "USD" are references to United States currency, and references to "Danish kroner", "kroner" or "DKK" are references to Danish currency. Convenience translations herein to U.S. dollars are based on an exchange rate of DKK 8.02 per US $1.00 on December 31, 2000.

         1999 Transactions.

         On August 31, 1999, the Company closed the sale of its Token-Ring business to Madge. The consideration for the sale of Olicom's Token-Ring business to Madge consisted of a cash payment of US$15 million, a portion of which was paid into escrow subject to Olicom fulfilling certain development and other technical support commitments, and obligations with respect to documentation and training, and additional cash payments due over the succeeding three years based on Madge's revenue derived from the combined Madge and Olicom Token-Ring product portfolio during this period. With respect to the additional cash payments, a certain minimum cash amount for the whole period is guaranteed by a financial institution and held in escrow, and will be released in instalments over a period of 12 quarters from the closing date. Until February 29, 2000, Madge was entitled to withhold payments capped at a certain amount in connection with the Company's agreement to indemnify Madge with respect to intellectual property claims. The escrowed amounts and the potential additional cash payments were not recognized as income in 1999. In 2000 the Company recorded these amounts and payments (an aggregate of DKK 24,587,245) as income, as Madge did not make any claims in this regard. With respect to a given quarter, Olicom will receive payments in excess of the agreed quarterly amount if Madge's revenue from Token-Ring products in that quarter exceeds the thresholds set for the calculation of the minimum payment; however, Madge may reduce the next quarterly payment by an amount equal to the amount of the excess payment, if sales of Token-Ring products in the succeeding quarter are less than the agreed threshold. Consequently, the Company will be able to make a complete assessment of the total amount paid by Madge only after the end of the 12 quarters following the closing. Olicom currently does not expect to receive payments above the agreed minimum amount. In addition, Madge agreed to purchase certain Olicom Token-Ring inventory. The obligation for Madge to purchase such inventory expired on March 31, 2000. During fiscal year 2000, the Company recognized revenues of DKK 32,258,000 in connection with the purchase of Olicom Token-Ring inventory by Madge. In addition, Olicom agreed to provide certain warranty-related services with regard to the product lines transferred to Madge. This agreement obligates Olicom to repair or replace defective goods in accordance with Olicom's general commercial warranty terms for up to one year following product purchases.

         On September 19, 1999, Olicom closed a transaction whereby Intel purchased certain intellectual property and other assets of the Company and acquired Olicom's development group. The consideration for the Intel transaction included a cash payment, with a portion thereof being paid into escrow as security for the performance of indemnification obligations with respect to warranties, representations and other agreements made by the Company to Intel. The escrowed amount remained in escrow for 12 months following the closing date and was then released to Olicom. In addition, the agreement with Intel contained a provision pursuant to which Olicom received additional payments in 2000 upon the satisfaction of certain conditions. During fiscal year 2000, Olicom received DKK 8,763,187 from Intel as additional payments; such amounts were recognized during 2000.

       On October 27, 1999, Olicom closed the sale of all of its interest in Digianswer to Motorola. The consideration for the Digianswer transaction consisted of cash, with a portion thereof being paid into escrow as security for the performance by the Company of indemnification obligations with respect to warranties, representations and other agreements made by the Company to Motorola. The escrowed amount will remain in escrow for 18 months following the closing date, to the extent not applied to claims against the Company that are subject to warranty and indemnification obligations. In connection with the agreement with Motorola, the Company recorded both the cash payment and the escrowed amount as an income in 1999, as management believes that the risk associated with the escrowed amount is limited.

         In connection with the foregoing agreements, Olicom made warranties, representations and other agreements that are customary for transactions of this nature. Warranty claims are barred following the expiration of stated periods (generally, 1 1/2 to 2 years) following the closing of the respective transactions. Olicom's liability for indemnification is limited to certain maximum amounts, in no case exceeding the cash payments received by it. In all transactions, Olicom entered into confidentiality agreements which limit the detail that Olicom can disclose regarding the terms of each transaction. In connection with the reduction in its operating activities and the consummation of the 1999 Transactions, the Company retained certain contingent liabilities, primarily relating to the return of products (particularly from United States customers), product warranty and support obligations relating to the transaction with Madge, and indemnification obligations with respect to representations and warranties. The Company entered into non-competition covenants relating to all of the divestitures. In addition, the Company retained certain lease commitments (see "Information on the Company -- Property, Plants and Equipment"), and remained responsible for litigation arising out of its operations.

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

         New Strategic Direction.

         Olicom's Annual General Meeting held on April 14, 2000, elected the Company's present Board of Directors. After its constitution, the Board of Directors appointed new members of the Executive Management team. On May 15, 2000, the Board of Directors announced a new strategic direction for the Company, consisting of a business plan to initiate or participate in the development of new products and services, which leverage leading edge technology primarily with a focus on satisfying the needs of mobile data communication users. Business opportunities would be identified both through the Company's internal research and through the solicitation of ventures with start-up companies, which will be offered seed and venture financing and access to the Company's established business network and infrastructure.

         A.       OPERATING RESULTS.

         The following table sets forth, for the periods indicated, certain financial data as percentages of the Company's net sales. The Company believes that period to period comparisons of its financial results are not meaningful and should not be relied upon as an indicator of future performance. In particular, the Company's 2000 and 1999 operating results were heavily influenced by the 1999 Transactions. Consequently, comparisons between 1998 and 1999 and between 1999 and 2000 are not meaningful. Prior year amounts have been reclassified to conform to the current year presentation of the financial statements.

                                                             YEAR ENDED DECEMBER 31,
                                                       --------------------------------
                                                        1998         1999         2000
                                                       ------       ------       ------

Income/(loss) from affiliated company ............        0.0%         0.0%        (4.9)%

Net sales ........................................      100.0        100.0        100.0
Cost of sales ....................................       59.3         85.4         62.0
Special charges related to inventories ...........        1.5         47.3        (28.3)
                                                       ------       ------       ------
   Gross profit ..................................       39.2        (32.7)        61.4
Operating expenses:
   Sales and marketing ...........................       31.3         59.2          4.4
   Research and development ......................       10.2         20.1          0.6
   General and administrative ....................        6.0         15.7         48.1
   Restructuring charges .........................        3.2         51.5          1.6
   Acquisition-related expenses ..................        0.0          0.0          0.0
                                                       ------       ------       ------
   Total operating expenses ......................       50.7        146.5         54.7
                                                       ------       ------       ------
Income (loss) from operations before interest
  and income taxes ...............................      (11.5)      (179.2)         6.7
   Income from sales of activities ...............        0.0         71.8         73.1
   Interest income, net ..........................        1.0          1.2         11.0
   Foreign currency gains (losses) ...............        0.2          1.0         27.5

   Related party gain on sale of investment ......        0.0          0.0          0.0
                                                       ------       ------       ------
Income (loss) before income taxes ................      (10.3)      (105.2)       118.3
   Provision for income taxes ....................       (0.2)         6.5          9.7
Income (loss) before minority interest
  in income of consolidated subsidiary ...........      (10.1)      (111.7)       108.6
                                                       ------       ------       ------
   Minority interest in income of
   consolidated subsidiary .......................       (0.0)         0.9          0.0
                                                       ------       ------       ------
Net income (loss) ................................      (10.1)%     (112.6)%      108.6%
                                                       ======       ======       ======


         Years Ended December 31, 1999 and 2000.

         Income/(loss) from affiliated companies. The loss from affiliated companies relates to the investments made during 2000 and amounted to DKK 3.6 million. The loss comprises the Company's share in operational losses from investees as well as amortization of goodwill.

         Net sales. Net sales decreased from DKK 491.3 million in 1999 to DKK
74.1 million in 2000 as a result of the 1999 Transactions. The majority of the net sales during 2000 were sales of Token-Ring products to Madge.

         Gross profit. Gross profit increased from a negative gross profit in 1999 of DKK 160.7 million in 2000 to a positive gross profit of DKK 45.5 million in 2000. The negative gross profit in 1999 was heavily influenced by special charges and write-offs.

         Expenses. Total operating expenses decreased from DKK 719.7 million in 1999 to DKK 40.6 million in 2000 due to the 1999 Transactions, following which staff and other expenses were significantly reduced during the first six months of 2000. During 2000, all sales and marketing and research and development activities were discontinued.

         Interest and other financial income. Net interest and other financial income increased from DKK 10.8 million in 1999 to DKK 28.5 million in 2000 due to the Company's improved cash position over 1999 and currency gains relating to the Company's dollar-denominated assets.

         Income from sale of activities. Income from sale of activities in 2000 amounted to DKK 54.2 million. These amounts relate to the 1999 Transactions and represent items not recorded as income in 1999 due to the contingent nature of same at such time.

         Income taxes. The Company's income tax decreased from DKK 32.1 million for 1999 to DKK 7.2 million in 2000. The income tax for both years primarily relates to the write-down of tax assets.

         Years ended December 31, 1998 and 1999.

         Net sales. Net sales decreased from DKK 1,525.6 million in 1998 to DKK
491.3 million in 1999. Net sales in North and South America (the "Americas") decreased from DKK 710.4 million in 1998 to DKK 91.8 million in 1999, while sales outside of the Americas decreased from DKK 815.2 million in 1998 to DKK
339.6 million in 1999. Digianswer sales amounted to DKK 32.4 million during 1999. This dramatic decrease in sales was primarily due to significant price competition in the Token-Ring market, most evident in the Americas, the failure of the Company to derive significant sales from its Fast Ethernet product portfolio, and the effect of the 1999 Transactions, and in particular, the sale of the Company's Token-Ring business to Madge effective August 31, 1999. Following the Madge transaction, the Company's sales consisted primarily of Token-Ring products sold to Madge at extremely low margins and Ethernet and ATM products that were not part of the product lines purchased by Madge. Such products consisted of goods on hand in the Company's warehouses, as well as goods that were in the process of being manufactured pursuant to existing commitments. Subsequent to the closing of the Madge transaction and the scaling down of Olicom's sales and marketing organizations, the Company's sales efforts were directed toward pushing through the channels, utilizing various incentives. The Company created reserves with respect to the financial impact associated with right of distributors to return products.

         Gross profit. Gross profit decreased from DKK 597.6 million in 1998 to a negative gross profit of DKK 160.7 million in 1999. Prior to the Company's sale of its Token-Ring business to Madge, gross profit was being significantly and adversely impacted by increased price competition in the Token-Ring market. In connection with the closing of the 1999 Transactions, the Company incurred a DKK 232.5 million special charge, primarily related to write-offs of inventory. In addition, commencing with the closing of the Madge transaction, the Company began offering incentives designed to push Ethernet and ATM inventory through the channel. Such incentives generally resulted in decreased selling prices, which in turn depressed margins.

         Expenses. Total operating expenses decreased by DKK 54.2 million, from DKK 773.9 million in 1998 to DKK 719.7 million in 1999. However, when adjusted for restructuring charges of DKK 49.1 million in 1998 and DKK 252.9 million in 1999, there would have been a net decrease in total operating expenses of DKK 258.0 million in 1999 compared to 1998, on a pro forma basis. Restructuring charges of DKK 252.9 million in 1999 related primarily to the 1999 Transactions, and were comprised of write-downs of DKK 44.1 million related to fixed assets and a write-off of DKK 41.4 million in goodwill recorded in 1997 in connection with the acquisition of CrossComm. Other significant restructuring charges in 1999 related to external assistance and personnel related expenses.

         Depreciation and amortization. Total depreciation and amortization, which were included in the respective expense items, decreased from DKK 59.7 million in 1998 to DKK 26.9 million in 1999. This decrease was attributable in part to the above mentioned restructuring charges relating to the 1999 Transactions. The depreciation of capitalized software related to the Company's integrated management information system.

         Sales and marketing. Sales and marketing expenses decreased from DKK
477.9 million in 1998 to DKK 290.9 million in 1999. This decrease was primarily a consequence of the significant reduction in activities following the 1999 Transactions, whereby the Company's Token-Ring product line was acquired by Madge, with the result that most of the Company's then-existing sales and marketing activities were discontinued.

         Research and development. Research and development expenses decreased from DKK 155.3 million in 1998 to DKK 98.5 million in 1999. This decrease was primarily a consequence of the significant reduction in activities following the 1999 Transactions, whereby Intel acquired the Company's development team, with the result that all of the Company's then-existing research and development activities were discontinued.

         General and administrative. General and administrative expenses decreased from DKK 91.5 million in 1998 to DKK 77.3 million in 1999. This decrease was primarily a consequence of the significant reduction in activities following the 1999 Transactions, which resulted in a significant reduction in general and administrative staff. While the 1999 Transactions resulted in lower expense levels in sales and marketing and in research and development, the Company's remaining activities continued to require the attention of general and administrative personnel.

         Interest and other financial income. Net interest and other financial income decreased from DKK 15.4 million in 1998 to DKK 5.7 million in 1999. This decrease was primarily a consequence of a reduction in cash and cash equivalents in the first two quarters of 1999, compared with 1998.

         Income from sale of activities. Income from sale of activities included net proceeds from the 1999 Transactions, less fees to investment bankers and other related expenses. Income relating to the Madge transaction included an amount, which is the net present value of a portion of the guaranteed minimum payment. Only after the expiration of twelve quarters following the closing of the Madge transaction will the Company be able to calculate the exact amount of additional payments stipulated in the agreement with Madge. Other contingent income relating to the 1999 Transactions has not been recorded as income in 1999 (see "1999 Transactions" above).

         Income taxes. The Company's income tax increased from a tax benefit of DKK 3.6 million for 1998 to an income tax liability of DKK 32.1 million in 1999, primarily due to a tax asset write-down in connection with Olicom, Inc.

         The Company hedges its U.S. dollar-denominated financial assets for the purpose of limiting the impact of currency fluctuations between the U.S. dollar and the Danish kroner. See Footnote 1, "Derivatives", to the Company's Consolidated Financial Statements. The Company has no other material exposures to foreign currency fluctuations.

         B.       LIQUIDITY AND CAPITAL RESOURCES.

         The net profit achieved during 2000 resulted in a substantial increase in shareholders' equity at December 31, 2000, compared with the same date in 1999.

         During 2000, Olicom had a negative cash flow of DKK 17.8 million from operating activities and a positive cash flow from investing activities of DKK
32.4 million (net). Investments in portfolio companies during 2000 totaled DKK
24.3 million, while proceeds from sale of discontinued operations totaled DKK
54.2 million. As a reflection of the change in the Company's business, during 2000 accounts receivable, inventories and prepaid expenses, and other current assets decreased from a total of DKK 79.4 million to a total of DKK 8.7 million. During the same period, the Company's current liabilities decreased from a total of DKK 192.6 million to a total of DKK 65.2 million, reflecting reductions primarily in accounts payable, accrued restructuring costs and other accrued expenses. The Company's available cash totaled DKK 213.6 million at December 31, 2000, which represented 69.5% of total assets. The Company's cash and cash equivalents are held in commercial banks in Denmark, denominated in Danish kroner. Such escrow accounts are U.S. dollar-denominated and have been hedged.

         The Company currently intends to fund its operations from its available cash and cash equivalents. The Company's "restricted cash" represents the remaining monies from the 1999 Transactions that are currently being held in escrow. The Company expects these proceeds to be released to the Company during 2001 and 2002. The Company believes that its current working capital is sufficient for the Company's present requirements.

         At December 31, 2000, the Company had no outstanding borrowings, and had no material commitments for capital expenditures.

         To date, inflation has not had a material impact on the Company's financial results.

         The Company presently intends to retain any earnings. If and when dividends are paid, such payment will be made in Danish kroner.

         C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Prior to the 1999 Transactions, the Company maintained significant research and development operations in greater Copenhagen and in Gdansk, Poland, which supported the development of new products and enhancements to existing products, with the goal of further improving performance, assuring continued interoperability and increasing market share. In connection with the agreement with Intel, Olicom's development group was transferred to Intel, and approximately 220 Olicom development employees based in greater Copenhagen and in Gdansk became employees of Intel. After consummation of the transaction with Intel, and the subsequent sale of Olicom's shareholding in Digianswer, all Olicom research and development activities were terminated.

         The Company expended DKK -0- in 2000, DKK 98.5 million in 1999 and DKK
155.3 million in 1998 on Company-sponsored research and development activities.

         D.       TREND INFORMATION.

         Overview.

         The Company does not anticipate receiving any further revenues from sales of products. Further, the Company does not expect to recognize any further material amounts of income from the 1999 Transactions. The Company does not expect to generate any proceeds during 2001 from liquidity events involving associated companies, and anticipates that its cash flow will be negative during such period. The Company currently projects that it will expend a net amount of DKK 15 million on operations during 2001, and in addition that it will utilize an additional DKK 75 million on new investments and follow-up investments in existing portfolio companies.

         Risk Factors.

         In view of the Company's new strategic direction, the Company has identified various trends and factors, which may affect the Company's future operating results. In addition, there are trends and factors that are beyond the Company's control that may affect its operations. Any of the following risks could materially adversely affect the Company's business, financial condition or operating results and could negatively impact the value of the Common Shares.

         The Company expects to incur losses for at least the short term, and it and its associated companies may never become profitable. Although Olicom realized net income of approximately US $10 million for the 12 months ended December 31, 2000, such net income related in significant part to the winding up of the Company's networking business. With respect to its new strategic direction, the Company expects to incur losses for at least the short term, owing to existing overhead, amortization charges relating to acquisitions of interests in associated companies, and the delay inherent in obtaining liquidity from the acquisition of financially successful interests. The Company's current associated companies are, and Olicom expects that its future associated companies will be, in the early stages of development and will have limited or no revenues. Because companies that operate in the industries in which Olicom is concentrating, even if successful, typically generate significant losses while they grow, the Company does not expect its associated companies to generate income for the foreseeable future, and they may never generate income. Further, the income, if any, generated by the Company's associated companies may (and probably will) be offset by the losses of the Company's other associated companies. Moreover, the Company's continuing acquisitions of interests in, and establishment of, early stage associated companies may further delay or prevent its profitability.

         The Company's losses will be increased, or its earnings, if it has them in the future, will be reduced, by amortization charges. The Company's losses will be increased, or its earnings, if it has them in the future, will be reduced, by amortization charges associated with completed and future acquisitions of interests in associated companies.

         The Company's amortization of identifiable intangible assets and goodwill will increase its losses or reduce its earnings, if it has them in the future. After the Company completes an acquisition of a voting interest in an associated company of at least 20%, but not more than 50%, it must amortize its net excess investment over the equity in the net assets of the acquired company over future periods. After the

Company completes an acquisition of a greater than 50% voting interest in an associated company, the Company must amortize any identifiable intangible assets and goodwill associated with the acquired company over future periods. The Company expects that, typically, it will amortize these amounts over one to three years. The amortization of these amounts will increase the Company's losses or reduce its earnings, if it has have them in the future, in the affected periods.

         As the Company acquires interests of at least 20% in associated companies, the amortization amounts relating to its net excess investment over the equity in net assets in associated companies and, accordingly, the negative impact on its earnings will increase. Further, the Company may complete larger transactions in the future than it has completed to date, which could result in higher amortization charges and a greater adverse effect on future earnings.

         The Company expects its expenses to increase. While its expenses may decline through the first half of fiscal year 2001, the Company expects that its expenses will increase as it:

         o acquires interests in and establishes new associated companies;

         o builds the operations of its current and new associated companies;

         o        hires additional employees; and

         o leases more space to accommodate its operations and possibly to sublease to some of its associated companies.

         The Company's future contributions to each of the associated companies in which it has invested may be significantly increased or decreased, and accelerated or decelerated, based on various factors, including an investee's development of its business plan and objectives and its progress toward achievement of its performance goals, as well as additional funding available to it from third-party sources. Given the early stages of the Company's associated companies and the high speed at which they expect to develop, their business plans and objectives are subject to rapid and substantial change.

         The Company is currently in active discussions with a number of potential associated companies, but does not have plans to acquire interests in or establish a specific number of new associated companies or to commit a target amount of capital to these transactions. Instead, the Company continuously seeks to identify opportunities suitable for its business strategy, employing its associated company evaluation criteria and considering its available funds and the condition of the capital markets. Costs associated with building associated companies and developing the infrastructure the Company will need to support them will vary based upon many factors, including the number of investees and the size, nature and state of development of each company. Therefore, the Company cannot now determine the amount by which its expenses will increase as it makes additional investments. In the future, the Company may change its business plans and operational structure.

         The Company continually analyzes its business plans and internal operations and the operations and business plans of each of its associated companies in light of market developments. As a result of this ongoing analysis, it may be in the best interests of the Company and its shareholders for the Company make substantial changes in its business plan and organization and in the business plans and organizations of the associated companies that it controls.

         The Company continually examines all of its associated companies to assess their potential for financial success as part of the Olicom organization, whether on a stand-alone basis or otherwise. This examination includes consideration of the development by each associated company of its business plans and objectives and progress toward achievement of its performance goals. Based on this examination, the Company expects to make future funding decisions with respect to existing and new associated companies, including whether to adjust its currently intended contributions to associated companies. The Company may determine not to provide any future capital to particular associated companies, including associated companies that it controls, and those companies may need to obtain third-party financing, if available, to continue operations as currently anticipated, if at all. In some cases, these companies may elect, or be forced, to lay off employees or take other measures to reduce costs. In addition, the Company may decide in the future to combine, restructure or alter the business plans of associated companies that it controls to enhance their potential value in the public markets or their value to potential acquirers. The Company expects that it will apply these same principles, and a consideration of its available cash and other resources, in making decisions with respect to future acquisitions of interests in associated companies.

         The Company may not be able to secure additional financing when it requires it in the future to support its growth. In the future, the Company may need to access the public and private equity or debt markets periodically to obtain the funds it needs to acquire interests in and establish new associated companies and to otherwise support its operations and continued growth and the operations and growth of its associated companies. The Company's future capital requirements will depend in large part on the number of associated companies in which it acquires interests and which it establishes, the amounts of capital it provides to these companies and the timing of these payments. The Company's plans and the related capital requirements will be dependent on various factors, such as developments in capital markets and the availability of acquisition and entrepreneurial opportunities. The Company may not be able to obtain financing on acceptable terms, or at all, when it needs it. If the Company requires, but is unable to obtain, additional financing in the future on acceptable terms, or at all, it will not be able to continue its business strategy, respond to changing business or economic conditions, withstand adverse operating results or compete effectively.

         The Company's management has not previously actively managed, operated or promoted start-up companies, and if they cannot do so effectively, the Company's business strategy will fail. The Company's strategy involves helping associated companies grow and access the public capital markets by providing them with management and operational support. The Company's senior management has not previously actively managed, operated or promoted start-up companies, and it cannot assure investors that they will be able to do so effectively. In addition, the Company may acquire interests in or establish companies focused on industries in which its senior management has little experience. If the Company's senior management cannot effectively manage, operate and promote Olicom's associated companies, they may not become profitable or gain access to the public capital markets.

         If the Company or its associated companies expand internationally, it or they may face difficulties managing remote facilities and will be subject to other challenges, including foreign regulatory requirements and technology standards. The Company and its associated companies expect to develop additional international operations. The Company's entry, or the entry of its associated companies, into international markets will require significant management attention and financial resources, which could harm the Company's, or the ability of its investees to effectively manage, existing business. The Company and its associated companies will also be subject to the following challenges associated with conducting international business:

         o        difficulties of managing remote offices;

         o burdens of complying with foreign laws and regulatory requirements;

         o        reduced protection of proprietary rights;

         o        problems in meeting different technology standards;

         o        increased tax burdens; and

         o exposure to general foreign economic declines, currency fluctuations and political instability.

         As the Company is based in Denmark, it conducts a significant portion of its business outside of the United States. Similarly, most of the Company's investees are expected to be based in Northern Europe. This, in turn, entails certain risks that are generally not material to companies whose operations are limited to the United States, including, without limitation, longer payment cycles, unexpected changes in regulatory requirements and tariffs, export licenses, political instability, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection, and potentially adverse tax consequences. International sales are also affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

         The business of the Company's associated companies may also be affected by changes in demand resulting from fluctuations in currency exchange rates. Olicom's associated companies generate sales primarily in local currency and incur expenses in a number of currencies. Fluctuations in the value of foreign currencies cause local currency-translated amounts to change in comparison with previous periods. Due to the number of currencies involved, the constantly changing currency exposures and the fact that all foreign currencies do not react in the same manner, the Company cannot quantify, in any meaningful way, the effect of exchange rate fluctuations on its future income. Although Olicom's associated companies seek to manage their foreign currency exposures by matching non-local currency revenues and expenses and by entering into hedging transactions, there can be no assurance that exchange rate fluctuations will not harm the business of Olicom's associated companies.

         The information technology services which the Company provides to its associated companies may fail or work improperly due to physical damage, failure of third-party services or other unexpected problems. The Company provides information technology services including data warehousing and web server and network facilities, to support some of its associated companies' operations. An unexpected event, such as a power or telecommunications failure, fire or flood, physical or electronic break-in, or computer virus at any of the Company's facilities or server facilities, or those of any third parties on which it relies, could cause a loss of Olicom's, and its associated companies', critical data and prevent Olicom from offering services to its associated companies. If the Company's information technology services were interrupted, its business and the businesses of associated companies using these services would be disrupted, which could result in decreased revenues, lost customers and impaired business reputation not only for Olicom but also for the affected associated companies. As a result, the Company could experience greater difficulty attracting associated companies to join its network. Olicom's business interruption insurance may not adequately compensate it or its associated companies for losses that may occur. A failure by the Company or any third parties on which it relies to provide these services satisfactorily would impair the Company's ability to support its operations and those of its associated companies and could subject the Company to legal claims.

         Olicom may issue shares in connection with acquisitions of interests in associated companies, which could cause its shareholders to suffer further dilution in the value of their Common Shares. Olicom may issue Common Shares, or debt or equity securities convertible into Common Shares, in the future to raise capital to carry out its business strategy of establishing and acquiring interests in associated companies. The Company may also issue these shares or convertible securities as consideration in its acquisition of interests of associated companies. These issuances may cause dilution to Olicom shareholders.

         The market price of Common Shares may fluctuate widely, and this volatility could result in shareholder lawsuits. The Company believes that the market price of its Common Shares could fluctuate widely because of announcements of acquisitions of interests in technology companies or strategic relationships by the Company, its inability to avoid regulation under the Investment Company Act or because of any of the following factors, which are, in large part, beyond the Company's control:

         o announcements of acquisitions of interests in technology companies or strategic relationships by Olicom's competitors;

         o announcements of new services, products, technological innovations, acquisitions or strategic relationships by associated companies that the Company does not control or other companies;

         o        trends or conditions in the technology industry;

         o changes in valuation estimates by securities analysts and in analyst recommendations;

         o        variations in the operating results of associated companies;

         o changes in the stock prices of associated companies that are publicly traded;

         o changes in market valuations of other capital and service providers for technology companies;

         o        general political, economic and market conditions; and

         o        litigation.

Any of these factors may cause a decrease in the market price of the Common Shares, regardless of the Company's operating performance.

         In particular, the market price for Common Shares may be affected by the Company's ability to meet or exceed expectations of analysts or investors. Any failure to meet or, in some cases, exceed these expectations, even if minor, could cause the market price of Common Shares to decline. In addition, the market price of Common Shares may fluctuate widely because the Company depends on technology companies for revenue. The market prices of equity securities of companies in the technology industry often fluctuate significantly for reasons unrelated to the operating performance of these companies. The Company expects to be particularly susceptible to such volatility, as have been other public companies with models similar to the Company's, because the Company may be valued in the future on the basis of a number of minority interests it holds in public technology companies. Therefore, fluctuations in the valuations of any of Olicom's associated companies may cause the Company's valuation to fluctuate. The trading prices of many technology companies have reached historical highs within the last 18 months and have reflected relative valuations substantially above historical levels. During the same period, these companies' stocks have also been highly volatile and have recorded lows well below such historical highs, and in many cases, historical lows. The Common Shares may not trade at the same levels as other technology-related stocks. The Company's operating results for a particular quarter are not necessarily indicative of results to be expected in future periods. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If any securities litigation is initiated against the Company, it could incur substantial costs, and management attention and resources could be diverted from the Company's business.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

         A.       DIRECTORS AND SENIOR MANAGEMENT.

         As of March 28, 2001, the members of the Company's Board of Directors, the executive officers of the Company, and other key employees are as shown below.

Name                                      Age       Position
----                                      ---       --------

Lars Eskesen.......................       54        Chairman of the Board of Directors
Ralf Egede Andersen................       61        Deputy Chairman of the Board of Directors
Tim Frank Andersen.................       34        Member of the Board of Directors
Kriss Lawless Damon................       38        Member of the Board of Directors
Monica Ann Graham..................       42        Member of the Board of Directors
Eric Korre Horten..................       47        Member of the Board of Directors
Boje Rinhart.......................       52        Member of the Board of Directors

Boje Rinhart.......................       52        President and Chief Executive Officer
Jorgen Hog.........................       54        Chief Technology Officer
Mette R.L. Fogt....................       38        Vice President

         Mr. Eskesen has been Chairman of the Company's Board of Directors since 2000. From 1990 to 1998 he served as Deputy Chairman of the Management Board of Unibank A/S. Prior thereto, he was Chairman of the Management Board of Sparekassen SDS, and from 1985 to 1989, was Chairman of Danmarks Sparekasseforening (Danish Savings Banks Association). Further, from 1986 he was a member of the Board of Directors of PBS, Pengeinstitutternes Betalingssystemer A/S (Danish Banks Payments System) (Chairman from 1989 to 1992 and from 1995 to
1998). Mr. Eskesen serves as member of the Boards of Directors of Dansk Erhvervsinvestering A/S, Uniinvest Management A/S, Symbion Capital I A/S and Sreg.com. A/S.

         Mr. Ralf Egede Andersen has been Deputy Chairman of the Board since 2000. From 1994 to 1999 he served as Executive Vice President of Tele Danmark A/S. Prior thereto, he was an executive officer of Hafnia Liv og Pension within Hafnia Forsikring A/S and held for a number of years various executive offices with IBM Danmark A/S, including Sales Director and Director of Service and Support. Mr. Andersen serves as Chairman of the Board of Directors of PCB Systems A/S.

         Mr. Tim Frank Andersen has been a director of the Company since 2000. He serves as Vice President of International Sales and Marketing with Framfab A/S, one of Europe's largest internet companies. In 1995, he served as Research and Development Manager with BBDO Interactive, from which position he participated in the organization of Networkers, which later became part of Framfab. From 1990 to 1995, he held various positions at Baltica, most recently as Advertising Manager. Mr. Andersen serves as a member of the Board of Directors of Internet Ventures Scandinavia A/S.

         Ms. Damon has been a director of the Company since 2000. Since 2000, she has been a consultant to three investment funds, where she performs equity and private company analysis. Currently, Ms. Damon is also on the Advisory Board of Robocast, an enabling technology company. In 1999, Ms. Damon served as an equity analyst for Baron Capital. From 1993 to 1998, she served as an equity analyst and assistant portfolio manger at Tiedemann Boltres Partners. From 1991 to 1993, she served as an equity analyst at Neuberger and Berman.

         Ms. Graham has been a director of the Company since 2000. She is the General Partner of Graham Partners, L.P., a U.S.-based hedge fund she formed in 1998, focusing primarily on technology sectors. Ms. Graham previously established Graham Investment Advisors in 1993 as a firm providing proprietary research to large institutional firms, predominately hedge funds. Prior to founding her own businesses, Ms. Graham spent a total of ten years on Wall Street at firms including Sloate, Weissman, Murray; Oppenheimer; and Drexel, Burnham, and Lambert.

         Mr. Horten has been a director of the Company since 2000. He is an attorney and partner in the law firm of Plesner Svane Gronborg. He serves as Chairman of the Board of Directors of PLH arkitekter A/S, Chempaq ApS and Wapmore A/S and as member of the Board of Directors of Candor Kemiske A/S, Murermester Bjarne Dam A/S, Leonhard Research A/S, Neohorm A/S and Vesta af 1/6 1992 A/S.

         Mr. Rinhart has been a director of the Company since 2000, and was appointed President and Chief Executive Officer in 2000. He originally joined the Company in 1995 as Executive Vice President and Chief Financial Officer. Prior to joining the Company, he was a partner in the management consultancy firm Hjort & Rinhart from 1986 to 1995. Mr. Rinhart serves as Chairman of the Board of Directors of Juize A/S and is member of the Boards of Directors of Transynergy A/S and Sifira A/S.

         Mr. Hog has been employed by the Company since 1994, having served as its Director of Business Development and Vice President of Strategic Marketing. In 2000, Mr. Hog became Chief Technology Officer. Prior to joining the Company, Mr. Hog was the President of CR Systems A/S, a Danish data communications company.

         Ms. Fogt has been employed by the Company since 1997, having served as its Director of Legal Affairs. In 2000, Ms. Fogt became Vice President. Prior to joining the Company, Ms. Fogt served as Secretary to the Management at Jacob Holm & Sons A/S, a Danish manufacturer of fiber products, primarily for the hygiene industry, from 1995 to 1997. Prior thereto, Ms. Fogt was an attorney at the law firm Kromann & Munter from 1988 to 1995.

         Except for Mdmes. Damon and Graham, all directors and members of corporate management are Danish citizens. There are no family relationships among directors and executive officers of the Company or its subsidiaries.

         B.       COMPENSATION.

         An aggregate of approximately DKK 3,054,000 was paid by the Company to its directors and executive officers as a group (seven persons) for services rendered during fiscal year 2000 in all capacities, and approximately DKK 2,154,000 was paid by the Company during fiscal year 2000 to its senior management, consisting of the Company's President and Chief Executive Officer and its former Chief Executive Officer and former Chief Financial Officer, registered with the Commercial and Companies Agency of the Kingdom of Denmark.

         C.       BOARD PRACTICES.

         The Company's Articles of Association provide for a Board of Directors of four to eight members, to be elected by the shareholders to serve one-year terms. In addition, directors may be elected for four-year terms by the Company's employees, when fulfilling certain minimum requirements in accordance with Danish law. The statutory rights of the Company's employees to elect directors have not been exercised to date. Officers of the Company serve at the discretion of the Board of Directors.

         The Board of Directors has established an Audit Committee to assist the Board of Directors in the discharge of its responsibilities. The Audit Committee recommends to the Board of Directors two firms of certified public accountants to conduct audits of the accounts and affairs of the Company and monitors the performance of such firms, reviews accounting objectives and procedures of the Company (including matters relating to internal control systems) and the findings and reports of the independent certified public accountants, and makes such reports and recommendations to the Board of Directors as it deems appropriate. The Company's Audit Committee is comprised of three non-employee directors, which presently include: Messrs. Lars Eskesen (Chairman), Ralf Egede Andersen and Eric Korre Horten. The Annual General Meeting appoints the Company's auditors.

         The Board of Directors does not have a standing remuneration committee, or any other committee performing similar functions. The functions customarily attributable to a remuneration committee are performed by the Board of Directors as a whole, with Mr. Rinhart recusing himself from Board of Directors deliberations with respect to matters affecting his compensation.

         D.       EMPLOYEES.

         As of February 1, 2001, the Company employed 10 persons, all of which were employed in administration and finance positions. Of these employees, one was located in the United States, and the remainder were located in Denmark. In connection with the restructuring during 1999 and the 1999 Transactions, the Company's employee headcount decreased from approximately 615 persons on March 1, 1999, to 59 persons on February 1, 2000, to the current headcount of 10 persons. None of the Company's employees is represented by a labor union.

         E.       SHARE OWNERSHIP.

         Each director, executive officer or other key employees of the Company beneficially owns less than 1% of the outstanding Common Shares.

         The Company's 1994, 1996 and 1997 Share Incentive Plans have authorized the grant of options to directors, executives and key employees for up to 425,000, 1,000,000 and 2,000,000 shares, respectively, of the Company's Common Shares. The majority of options granted have five-year terms and vest and become fully exercisable at the end of four years of continued employment. The following is a description of the Company's 1997 Share Incentive Plan (the "Plan").

         In developing the terms of the Plan, consideration was given to the tax laws of the countries that have jurisdiction over eligible employees of Olicom and its affiliates. In this connection, the Plan enables Olicom to grant incentive stock options ("ISOs"), as defined in Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"), to key employees of Olicom USA, to grant nonqualified stock options ("NQOs") to employees, managers and directors of Olicom and of Olicom USA, and for the grant of options and warrants to employees, managers and directors of Olicom. Under the Plan, the number of shares that may be issuable on exercise of options and warrants may not exceed 2 million Common Shares.

         The Plan is administered by the Board of Directors, which has the authority to determine the provisions of options granted and warrants issued, subject to any limitations contained in the Articles of Association. The Board of Directors has the authority under the Plan, subject to its provisions, to delegate to the compensation committee of the Board of Directors the authority to select the individuals who receive grants of options and to whom warrants may be issued. Any shares subject to unexercised portions of options or warrants granted or issued pursuant to the Plan which have terminated, been canceled or expired may again be subject to options and warrants granted or issued pursuant to the Plan. Options may be granted only during the five years following the effective date of the Plan and will have a maximum term of ten years. Warrants may be granted only during the five years following the effective date of the Plan and will have a maximum term of five years. Options and warrants issued to directors will be exercisable for no more than ten and five years, respectively, except that in the event of the death or termination of service of a member of the Board of Directors as a director of Olicom or a member of the board of directors of a subsidiary, such options and warrants may not be exercised after the expiration of one year following such death or termination (or if shorter, the remaining term of the option or warrant). However, unless otherwise provided in the grant or issuance thereof, options and warrants must be exercised no later than one year after an optionee's or warrant holder's death (but in no case, later than the expiration date of the option or warrant, and then only to the extent vested). The Board of Directors has the power under the Plan to determine on the date of grant or issuance what effect, if any, termination of employment will have on the right to exercise an option or warrant.

         The option exercise price must be at least equal to the fair market value (or in the discretion of the Board of Directors, the average of the high and low sales prices) of a Common Share on the date of grant, and the sum of the warrant purchase price and the exercise price thereof must be at least equal to the fair market value of a Common Share on the date of issuance. The Board of Directors will have the authority to determine such other terms and conditions of each option and warrant as are not inconsistent with the provisions of the Plan.

         The Plan provides that an option or warrant may allow the optionee or warrant holder to elect to pay withholding taxes due with respect to the exercise of an option or warrant by delivering Common Shares to Olicom or authorizing Olicom to withhold shares otherwise issuable on exercise. Such shares delivered or withheld will be valued at fair market value.

         Upon the exercise of any option granted or warrant issued under the Plan, Olicom may, in its sole discretion, make financing available, from time to time on such terms and to such optionees and warrant holders as the Board of Directors may determine in its sole discretion, for the purchase of the Common Shares that may be purchased or subscribed for pursuant to the exercise of such option or warrant. See the description of the Plan set forth under the caption "Proposal 8 -- Approval of 1997 Share Incentive Plan" in the Company's Registration Statement on Form F-4, Registration No. 333-24655, and Appendix B thereto for the text of the Plan, such references being incorporated herein by reference.

         At February 28, 2001, the Company had outstanding options to its employees and directors, and employees and directors of Olicom USA, to purchase an aggregate of 2,376,625 Common Shares. The exercise price for such options ranges from DKK 8 to DKK 80. Such options terminate on various dates through February 28, 2005. At February 28, 2001, options to purchase an aggregate of 2,250,000 Common Shares were held by directors and executive officers of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

         A.       MAJOR SHAREHOLDERS.

         The following table sets forth certain information as of March 31, 2001, concerning beneficial ownership of each person known to the Company to own beneficially more than 5% of the outstanding Common Shares:

                                                              Amount of                      Percent
                                                              Beneficial                        of
                                                              Ownership                     Class (1)
                                                              ----------                    ---------

         The Lake Fund (2) ..........................          1,754,589                      10.1%


         ----------

         (1) Sole voting and investment power, unless other wise indicated. Percentages in the foregoing table are based on 17,413,604 Common Shares issued and outstanding as of March 31, 2001, excluding 1,152,291 Common Shares held in the Company's treasury.

         (2) Based on information set forth in a Schedule 13D dated January 14, 1998, filed with the Commission by The Lake Fund. Includes Common Shares held by The Lake Fund and its general partner.

         All of the Company's shareholders hold Common Shares, the Company's only class of security. All Common Shares have identical voting rights.

         As of February 28, 2001, there were approximately 14,000 record holders of Common Shares who had record addresses in Denmark. These shareholders held approximately 71% of the outstanding Common Shares as of such date. To the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other nature or legal person(s), severally or jointly.

         B.       RELATED PARTY TRANSACTIONS.

         The Company's policy is to require that all transactions between the Company and its officers, directors and other affiliates be on terms no less favorable to the Company than could be obtained from unaffiliated third parties, and that all such transactions be approved by a majority of the disinterested members of the Company's Board of Directors.

         The Company has entered into Indemnification Agreements with its directors, executive officers and key employees. Each such Indemnification Agreement provides for indemnification of the Company's directors, executive officers and key employees to the fullest extent permitted by the Companies Act. Additionally, Olicom, Inc., has entered into Indemnification Agreements with its directors, executive officers and key employees. Each such Indemnification Agreement provides for indemnification of the directors, executive officers and key employees of Olicom, Inc., to the fullest extent permitted by the Delaware General Corporation Law. Further, such Indemnification Agreements permit advancing attorney's fees and all other costs, expenses, obligations, fines and losses paid or incurred by a director, executive officer or key employee generally in connection with the investigation, defense or other participation in any threatened, pending or completed action, suit or proceeding or any inquiry or investigation thereof, whether conducted by or on behalf of the Company or any other party. If it is later determined that the director, executive officer or key employee is or was not entitled to indemnification under applicable law, the Company will be entitled to reimbursement by the director, executive officer or key employee.

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

         C.       INTERESTS OF EXPERTS AND COUNSEL.

         Not required because this Form 20-F is filed as an annual report.

ITEM 8. FINANCIAL INFORMATION.

         A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

         Please see Item 18 of this Form 20-F.

         From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of the date of this Report, the Company was not a party to any legal proceedings, the adverse outcome of which, in the Company's opinion, would have a material adverse effect on the Company's business, financial position or operating results. See also "Information on the Company -- Business Overview: Intellectual Property."

         On or about September 13, 1996, Datapoint Corporation ("Datapoint") commenced litigation in the United States District Court for the Eastern District of New York against CrossComm Corporation (now known as Olicom, Inc. ("CrossComm")), Cisco Systems, Inc., Plaintree Systems Corporation, Accton Technology Corporation, Cabletron Systems, Inc., Bay Networks and Asante Technologies, Inc., individually, and as representatives of a putative class of all manufacturers, vendors and users of Fast Ethernet dual protocol local area network products. In its complaint, Datapoint alleges that the defendants have been, and still are, directly infringing U.S. Patent No. 5,077,732 by making, using, selling and/or offering for sale products embodying inventions claimed in that patent. Similarly, Datapoint alleges that the defendants are also infringing U.S. Patent No. 5,008,879 by using or selling products encompassed within that patent's claims. Datapoint is seeking a permanent injunction against all of the defendants, enjoining each of them from making, using or selling any product that infringes either patent, and is also seeking unspecified damages (which it claims should be trebled) and its costs and attorneys' fees. On April 15, 1998, the Special Master submitted a report in which he generally supported the contention of the defendants as to their construction of the claims with respect to the patents-in-suit. A Stipulated Order and Judgment was filed by the parties, and subsequent thereto, the Court granted Summary Judgment in favor of the defendants, finding that the accused products do not infringe the patents-in-suit. On February 3, 1999, Datapoint filed a notice of appeal to the United States District Court for the Federal Circuit. On January 6, 2000, Datapoint filed a motion to stay proceedings, on the grounds that one of the two patent claims that was the subject of the appeal had been rejected by the United States Patent and Trademark Office ("PTO") during a reexamination. Datapoint indicated that it intended to contest the PTO's ruling, and requested that the appeal be stayed until the PTO issued a ruling. The Company does not believe that an adverse outcome with respect to the foregoing litigation would have a material adverse effect on the Company's business, financial position or operating results.

         See footnote 11 of the Consolidated Financial Statements with respect to information regarding the Company's export sales. In view of the Company's new strategic direction, the Company does not expect to receive revenue with export sales on a going forward basis.

         Payment of any cash dividends will depend on the earnings and financial condition of the Company and other facators deemed relevant by the Board of Directors. The Company presently intends to retain any earnings for use in its business, and therefore, does not anticipate paying any cash dividends in the foreseeable future.

         B.       SIGNIFICANT CHANGES.

         The Company is not aware of any significant change that has occurred since the date of the annual financial statements included in this Report.

ITEM 9. THE OFFER AND LISTING.

         A.       OFFER AND LISTING DETAILS.

         The following table sets forth the high and low sales prices of the Common Shares for the periods indicated, as reported by the Nasdaq National Market ("NNM") through the first quarter of 2000 and by the NASD's OTC Bulletin Board(R) ("OTC BB") thereafter, and by the Copenhagen Stock Exchange ("CSE") since the listing of the Common Shares thereon on November 4, 1997. From October 22, 1992 until April 6, 2000, the Common Shares were traded on the Nasdaq National Market. On April 6, 2000, the Common Shares were delisted by Nasdaq from the Nasdaq National Market on the basis of determinations made by Nasdaq relating to asserted non-compliance with various factors.

                                                             NNM/OTC BB                                CSE
                                                     ------------------------              --------------------------
                                                     High USD         Low USD              High DKK           Low DKK
                                                     --------         -------              --------           -------
Calendar 2001
     First Quarter                                      1.656           1.000                 15.49             10.96
         March                                          1.500           1.000                 12.51             10.24
         February                                       1.500           1.031                 13.91             10.96
         January                                        1.656           1.313                 15.49             10.23
Calendar 2000                                           3.375           0.781                 31.80              5.96
     Fourth Quarter                                     2.031           1.281                 18.37             10.17
         December                                       1.625           1.281                 14.12             10.17
         November                                       1.750           1.438                 16.40             13.93
         October                                        2.031           1.625                 18.37             15.73
     Third Quarter                                      2.375           1.500                 19.69             16.28
     Second Quarter                                     3.000           1.625                 25.49             16.43
     First Quarter                                      3.375           0.781                 31.80              5.96
Calendar 1999                                           8.000           0.500                 52.40              3.94
     Fourth Quarter                                     1.688           0.500                  9.41              3.94
     Third Quarter                                      4.375           0.813                 29.21              5.75
     Second Quarter                                     4.500           2.875                 29.60             19.80
     First Quarter                                      8.000           3.000                 52.40             21.30
Calendar 1998                                          30.813           4.875                214.00             32.50
Calendar 1997 (1)                                      34.375          13.500                212.00            175.00
Calendar 1996                                          18.875          10.875

----------

         (1) The Common Shares began trading on the CSE on November 4, 1997.

         B.       PLAN OF DISTRIBUTION.

         Not required because this Form 20-F is filed as an annual report.

         C.       MARKETS.

         Olicom's Common Shares are quoted on the NASD's OTC Bulletin Board(R) under the trading symbol "OLCMF". The Common Shares are also traded on the CSE.

         D.       SELLING SHAREHOLDERS.

         Not required because this Form 20-F is filed as an annual report.

         E.       DILUTION.

         Not required because this Form 20-F is filed as an annual report.

         F.       EXPENSES OF THE ISSUE.

         Not required because this Form 20-F is filed as an annual report.

ITEM 10. ADDITIONAL INFORMATION.

         A.       SHARE CAPITAL.

         Not required because this Form 20-F is filed as an annual report.

         B.       MEMORANDUM AND ARTICLES OF ASSOCIATION.

         Please see Exhibit 3.1 to the Company's Registration Statement on Form F-4, Registration No. 333-24655. The Annual General Meeting of Shareholders of the Company scheduled to be held on May 16, 2001, will consider the deletion of the Share Ownership Limit from the Company's Articles of Association. See "Additional Information -- Exchange Controls".

         The Company's organization in Denmark results in shareholder rights and remedies that vary from those found in the United States. Although certain provisions of the Companies Act resemble some of the provisions of the corporation laws of a number of states in the United States, principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if Olicom were incorporated in a jurisdiction within the United States. In particular, there is no statutory right of appraisal under Danish law with respect to mergers, nor is there a right for shareholders of a Danish corporation to sue a corporation derivatively.

         A significant majority of Olicom's directors and substantially all of its executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. A substantial portion of Olicom's assets are located in Denmark. As a result, it may not be possible for United States shareholders to effect service of process within the United States upon such persons or to enforce against such persons or us judgments of United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. Olicom has been advised by our Danish counsel that civil liabilities under the Securities Act of 1933, as amended, or the Exchange Act, probably are not enforceable in original actions instituted in the Kingdom of Denmark, or in actions instituted in the Kingdom of Denmark to enforce judgments of United States courts.

         C.       MATERIAL CONTRACTS.

         The Company has entered into Indemnification Agreements with its directors, executive officers and key employees. See the discussion thereof under the caption "Major Shareholders and Related Party Transactions -- Related Party Transactions" and Exhibit 10.5 to the Company's Registration Statement on Form F-1, Registration No. 33-51818. The Company is a licensee of the trademark "Olicom" pursuant to a Trademark Agreement dated December 11, 1998, between the Company and Ing. C. Olivetti & C., S.p.A., as described under the caption "Information on the Company -- Business Overview: Trademark Agreement". Please see Exhibit 3.3 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, File No. 0-20738. In connection with the 1999 Transactions, the Company entered into the following agreements: Agreement for the Sale and Purchase of assets relating to Olicom's Token Ring Business made on August 31, 1999, between the Company and Madge Networks NV.; Umbrella Agreement relating to the Purchase and Sale of Certain businesses and assets made on September 30, 1999, between the Company, Intel Corporation and Olicom Poland Sp. z o.o.; and Stock Purchase Agreement dated October 26, 1999, by and among the Company and Motorola. Please see Exhibits 3.8, 3.9 and 3.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, File No. 0-20738.

         D.       EXCHANGE CONTROLS.

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

         The Articles of Association currently provide that no person, firm or entity (each, a "person") may, without obtaining the approval of the Company's Board of Directors, own more than 33% of the Company's share capital or votes at any time (the "Share Ownership Limit"). The Company's Board of Directors may condition its approval on the satisfaction of such conditions that it determines to be appropriate. For the purpose of determining ownership of Common Shares or votes, a person will generally be deemed to own Common Shares or votes which are considered to be beneficially owned by such person under Rule 13d-3 under the Exchange Act. A person who owns more than 33% of the Company's share capital or votes at any time who has not obtained the approval of the Board of Directors cannot be registered or otherwise accepted as a shareholder, and such person will have no voting rights, rights to dividends or distributions, or any other rights as a shareholder for the portion of such person's shareholding that exceeds 33%. The Board of Directors may approve the ownership by a person of more than 33% of the Company's share capital or votes in (i) the event that such person has, prior to purchasing more than 33% of the Company's share capital or votes, requested the approval by the Board of Directors to own more than the Share Ownership Limit, (ii) the event that such person has made a legally binding and irrevocable bona fide offer to all shareholders of the Company (other than such person, to the extent that he or she is a shareholder) to purchase all the Common Shares and votes in the Company at a price deemed favorable by the Board of Directors, in its discretion, or (iii) in such other circumstances, as determined by the Company's Board of Directors.

         The Share Ownership Limit may have the effect of (i) limiting the price that certain investors might be willing to pay in the future for Common Shares,
(ii) delaying, deferring or otherwise discouraging an acquisition or change in control of the Company that is deemed undesirable by the Company's Board of Directors, or (iii) adversely affecting the voting power of persons who own Common Shares.

         Other than the foregoing, there are no limitations by the Company's Articles of Association on the right of holders to hold or vote Common Shares.

         At the Annual General Meeting to be held on May 16, 2001, the Board of Directors will put forward a proposal to cancel these ownership limitations together with other editorial changes of the articles as a consequence of the changed focus of the company.

         E.       TAXATION.

         The following summary of certain United States federal and Danish tax matters is based on tax laws of the United States and Denmark as in effect on the date of this Report, and is subject to changes in United States and Danish law, including changes that could have retroactive effect. The following summary is also based on the current United States-Denmark Double Taxation Convention, which is subject to change. A new treaty has been concluded between the United States and Denmark. The treaty applies to, as an example, withholding taxes on dividends distributed on or after May 1, 2000. For other taxes it is in effect from January 1, 2001. This discussion is based on current laws unless otherwise stated and interpretations thereof, and there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained herein.

         The following summary does not consider or discuss the tax laws of any country other than the United States or Denmark. This summary does not describe United States federal estate and gift tax considerations, nor state, local or provincial tax considerations. Furthermore, this summary does not address United States federal income tax or Danish tax considerations relevant to United States holders of Common Shares subject to taxing jurisdictions other than or in addition to the United States, and does not address all possible categories of United States holders, some of whom (such as financial institutions, trusts, estates, insurance companies, dealers in securities, certain retirement plans and tax exempt organizations) may be subject to special rules.

         This summary contains a description of the material United States federal income tax and Danish tax consequences of the purchase, ownership and disposition of Common Shares by a beneficial owner that (i) is an individual citizen or resident in the United States (for United States federal income tax purposes), a corporation or partnership organized under the laws of the United States or any state thereof, or estates or trusts the income of which is subject to United States federal income tax regardless of its source, (ii) is not also a resident or corporation of Denmark and is not domiciled in Denmark, (iii) does not hold Common Shares in connection with any permanent establishment or fixed base in Denmark, (iv) does not own, and has not owned (directly, indirectly or by attribution) at any time, 10% or more of the total combined voting power or equity of the Company, and (v) holds Common Shares as capital assets. The term "United States holder," as used in this summary, means a beneficial owner of Common Shares meeting these requirements. THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE EXHAUSTIVE OF ALL POSSIBLE TAX CONSIDERATIONS. UNITED STATES HOLDERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES, DANISH OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

         United States Tax Consequences of Ownership of Common Shares.

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

         Danish Tax Consequences of Ownership of Common Shares.

         Dividends. For Danish income tax purposes, the gross amount of all distributions made by the Company to its shareholders is taxed as a dividend. However distribution of liquidation proceeds made by the Company to its shareholders during the calendar year in which the Company is finally liquidated and dissolved are taxed as capital gain. In addition, the gross amount paid by the Company to redeem Common Shares owned by a shareholder and considerations paid at purchase of own shares are generally taxed as a dividend. However, a shareholder may apply to Danish tax authorities for a ruling allowing for capital gains treatment. If the ruling is obtained before the distribution is decided the ruling includes an exemption from the dividend tax. If the exemption request is granted, the consideration will be taxed as capital gain. The granting of bonus shares to shareholders, and the right of shareholders to subscribe for Common Shares at a price that is less than the current trading value of such Common Shares, are not considered taxable distributions to shareholders.

         In general, a Danish withholding tax of 28% is levied on all dividends. However, a United States holder may apply to the Danish tax authorities for a partial refund of the dividends tax that has been withheld under tax treaty. If this refund request is granted, the Danish withholding tax on such dividends is effectively reduced to 15%. Note that under the new treaty the rate is reduced to 5% for corporate shareholders holding at least 10% of the share capital. Further, corporate shareholders holding at least 25% of the share capital for a consecutive period of a least one year may be exempt from Danish tax on dividends. The Company does not presently contemplate the payment of any dividends on Common Shares. However, should the Company decide to make payment of dividend, the Company will apply to the Danish tax authorities for a blanket exemption allowing the Company to withhold only 15% of all gross dividends paid to a United States holder. While the Company believes that such an exemption will be granted, there can be no assurance that this will occur. Shareholders eligible for further reduction must apply individually for such reduction.

         Sale or other disposition of Common Shares. Capital gains realized by United States holders upon the sale or other disposition of Common Shares should be exempt from Danish taxation.

         Danish Share Transfer Duty.

         No Danish share transfer duty is levied on the disposal of Common
Shares.

         Danish Estate and Gift Taxes.

         Generally, if a United States holder acquires or disposes of Common Shares by inheritance, legacy or gift, such holder will not be subject to Danish gift or inheritance taxes. If a United States holder should make a gift of such Common Shares to a close relative resident in Denmark other than a spouse, the United States holder could be liable for Danish gift tax; however the tax is subject to relief under the United States-Denmark Double Taxation Convention with respect to taxes on estates, inheritance and gifts.

         F.       DIVIDENDS AND PAYING AGENTS.

         Not required because this Form 20-F is filed as an annual report.

         G.       STATEMENT BY EXPERTS.

         Not required because this Form 20-F is filed as an annual report.

         H.       DOCUMENTS ON DISPLAY.

         The Company is subject to the informational reporting requirements of the Exchange Act and files reports and other information with the Commission. Reports and other information filed by the Company may be examined without charge, at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the Commission's regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois, 60661-2551 and Room 1300, Seven World Trade Center, New York, New York, 10048. Copies of these materials may be ordered by mail from the Commission's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, the Commission may be called at 1-800-SEC-0330. The Company's reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.

         I.       SUBSIDIARY INFORMATION.

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

         The Company believes that the currency exchange risks are limited, and it has entered into foreign exchange contracts for the purpose of managing such risk.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         Not applicable.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17.      FINANCIAL STATEMENTS.

         The Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18.      FINANCIAL STATEMENTS.

         The following consolidated financial statements are filed as part of this Report:

                                                                                                              Page no.
                                                                                                              --------

    Consolidated Financial Statements
    Report of Independent Auditors                                                                               49
    Consolidated Balance Sheets at December 31, 1999 and 2000                                                    50
    Consolidated Statements of Income for the years
         ended December 31, 1998, 1999 and 2000                                                                  52
    Consolidated Statements of Comprehensive Income for the years
         ended December 31, 1998, 1999 and 2000                                                                  53
    Consolidated Statements of Shareholders' Equity for the years
         ended December 31, 1998, 1999 and 2000                                                                  54
    Consolidated Statements of Cash Flows for the years
         ended December 31, 1998, 1999 and 2000                                                                  55
    Notes to Consolidated Financial Statements                                                                   57

         All other supplementary schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

                         Report of Independent Auditors


The Board of Directors and Shareholders,
Olicom A/S


We have audited the accompanying consolidated balance sheets of Olicom A/S and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Olicom A/S and subsidiaries at December 31, 1999 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Ernst & Young

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Copenhagen, Denmark
February 28, 2001

                                   Olicom A/S
                           Consolidated Balance Sheets
                        (in thousands, except share data)

                                                              DECEMBER 31,
                                                    1999         2000         2000
                                                  --------     --------     --------

ASSETS                                              DKK          DKK          USD
                                                  --------     --------     --------
Current assets:
  Cash and cash equivalents                        209,586      213,586       26,630
  Restricted cash                                   65,435       64,049        7,986
  Accounts receivable, less allowance of
    DKK 77,517 in 1999 and DKK 30,524 in 2000       30,757        2,956          369
  Inventories:
    Finished goods                                  20,990            0            0
    Raw materials                                   11,091            0            0
                                                  --------     --------     --------
                                                    32,081            0            0


  Prepaid expenses and other current assets         16,603        5,784          721

                                                  --------     --------     --------
Total current assets                               354,462      286,375       35,706

Investments in portfolio companies                       0       20,681        2,578

Property and equipment, net of
accumulated depreciation and write-downs
of DKK 3,494 and DKK 1,652 in 1999
and 2000, respectively                               4,143          188           23

                                                  --------     --------     --------
                                                     4,143       20,869        2,601

Total assets                                       358,605      307,244       38,307
                                                  ========     ========     ========

See accompanying notes

                                   Olicom A/S
                           Consolidated Balance Sheets
                        (in thousands, except share data)

                                                                    DECEMBER 31,
                                                        1999          2000          2000
                                                      --------      --------      --------

LIABILITIES AND SHAREHOLDERS' EQUITY                    DKK           DKK           USD
                                                      --------      --------      --------
Current liabilities:
  Accounts payable                                      81,491         9,774         1,219
  Accrued payroll and related expenses                   5,926           820           102
  Accrued product warranty expense                       2,789         2,999           374
  Deferred revenue                                         459             0             0
  Accrued restructuring costs                           64,222        31,229         3,894
  Other accrued expenses                                36,942        18,646         2,325
  Income taxes payable                                      44         1,703           212
  Notes payable, current                                   718             0             0

                                                      --------      --------      --------
Total current liabilities                              192,591        65,171         8,126


Shareholders' equity:
 Common shares, DKK 0.25 nominal value
  Authorized and issued - 18,566 in 1999 and 2000        4,641         4,641           579
  Additional paid-in capital                           620,828       620,828        77,405
  Retained earnings                                   (356,880)     (276,423)      (34,466)
  Treasury stock - 702 in 1999 and 1,152 in 2000      (117,075)     (124,986)      (15,583)
Accumulated other comprehensive less                    14,500        18,013         2,246
                                                      --------      --------      --------


Total shareholders' equity                             166,014       242,073        30,181
                                                      --------      --------      --------

Total liabilities and shareholders' equity             358,605       307,244        38,307
                                                      ========      ========      ========



See accompanying notes

                                   Olicom A/S
                        Consolidated Statements of Income
                        (in thousands, except share data)

                                                                            YEAR ENDED DECEMBER 31,
                                                              1998            1999            2000            2000
                                                           ----------      ----------      ----------      ----------

                                                              DKK             DKK             DKK              USD
                                                           ----------      ----------      ----------      ----------

Income (loss) from portfolio companies                              0               0          (3,635)           (453)

Net sales                                                   1,525,601         491,330          74,147           9,245
Cost of sales                                                 904,829         419,538          45,966           5,731
Special charges related to inventories                         23,212         232,512         (20,967)         (2,614)

                                                           ----------      ----------      ----------      ----------
Gross profit (loss)                                           597,560        (160,720)         45,513           5,675

                                                           ----------      ----------      ----------      ----------
Operating expenses:
Sales and marketing                                           477,919         290,948           3,299             411
Research and development                                      155,334          98,540             430              54
General and administrative                                     91,542          77,313          35,616           4,441
Restructuring charges                                          49,112         252,898           1,215             151

                                                           ----------      ----------      ----------      ----------
Total operating expenses                                      773,907         719,699          40,560           5,057

                                                           ----------      ----------      ----------      ----------
Income (loss) from operations before interest
and income taxes                                             (176,347)       (880,419)          4,953             618

Income from sale of activities                                      0         352,900          54,168           6,753
Interest and other financial income                            19,961           8,415          10,441           1,302
Interest and other financial expense                           (4,531)         (2,702)         (2,310)           (288)
Foreign currency gains (losses)                                 3,224           4,976          20,414           2,545

                                                           ----------      ----------      ----------      ----------
Income (loss) before income taxes                            (157,693)       (516,830)         87,666          10,930

Provision for income taxes                                     (3,559)         32,089           7,209             899

                                                           ----------      ----------      ----------      ----------
Income (loss) before minority interest in income
of consolidated subsidiary                                   (154,134)       (548,919)         80,457          10,031

Minority interest in income of consolidated subsidiary           (375)          4,549               0               0

                                                           ----------      ----------      ----------      ----------

Net income (loss)                                            (153,759)       (553,468)         80,457          10,031

                                                           ==========      ==========      ==========      ==========
Earnings (loss) per share:

Earnings (loss) per share, basic                                (8.59)         (30.98)           4.54            0.57
Earnings (loss) per share, diluted                              (8.59)         (30.98)           4.53            0.57

                                                           ==========      ==========      ==========      ==========
Weighted average shares outstanding, basic                     17,894          17,864          17,726          17,726
Weighted average shares outstanding, diluted                   17,894          17,864          17,749          17,749
                                                           ==========      ==========      ==========      ==========

See accompanying notes

                                   Olicom A/S
                 Consolidated Statements of Comprehensive Income
                        (in thousands, except share data)

                                                                             YEAR ENDED DECEMBER 31,
                                                                  1998          1999          2000         2000
                                                                --------      --------      --------     --------

                                                                  DKK           DKK           DKK          USD
                                                                --------      --------      --------     --------

Net income (loss)                                               (153,759)     (553,468)       80,457       10,031

Other comprehensive income (loss)
       Currency translation adjustments                          (46,298)       60,768         3,513          438
    Unrealized holding gains (losses) arising during period
       (net of tax, DKK (99) for 1998, DKK 0
       for 1999 and 2000)                                            192             0             0            0
    Less: reclassification adjustment for gains included in
       net income (net of tax, DKK 322 for 1998
       and DKK 0 for 1999 and 2000)                                 (626)            0             0            0
                                                                --------      --------      --------     --------

Comprehensive net income (loss)                                 (200,491)     (492,700)       83,970       10,469
                                                                ========      ========      ========     ========

                                   Olicom A/S
                           Consolidated Statements of
                              Shareholders' Equity

                                                                                                     Other
                                                   Additional                                       compre-
                                         Common     paid-in     Retained    Treasury    Unearned    hensive
                                         stock      capital     earnings     stock    compensation   income       Total
                                        --------   ----------   --------    --------  ------------  --------    --------
                                                                       (DKK in thousands)

BALANCE AT DEC. 31, 1997                   4,616     613,008     350,347    (101,043)    (10,326)        464     857,066

Net income (loss) for 1998                                      (153,759)                                       (153,759)
Currency translation adjustment                                                                      (46,298)    (46,298)
Purchase of treasury stock -
   400 common stock                                                          (69,143)                            (69,143)
Options exercised -
   609 common stock                                      (77)                 50,558                              50,481
Warrants exercised -
   99 common stock                            25      13,485                                                      13,510
Change in unrealized gains (losses)                                                                     (434)       (434)
Amortization of unearned compensation                 (1,347)                              7,880                   6,533
                                        --------    --------    --------    --------    --------    --------    --------
BALANCE AT DECEMBER 31, 1998               4,641     625,069     196,588    (119,628)     (2,446)    (46,268)    657,956

Net income (loss) for 1999                                      (553,468)                                       (553,468)
Currency translation adjustments                                                                      60,768      60,768
Cancellation of treasury shares etc                   (2,553)                  2,553                                   0
Amortization of unearned compensation                 (1,688)                              2,446                     758
                                        --------    --------    --------    --------    --------    --------    --------
BALANCE AT DECEMBER 31, 1999               4,641     620,828    (356,880)   (117,075)          0      14,500     166,014

Net income (loss) for 2000                                        80,457                                          80,457
Currency translation adjustments                                                                       3,513       3,513
Purchase of treasury stock -
   450 common stock                                                           (7,911)                             (7,911)
                                        --------    --------    --------    --------    --------    --------    --------
BALANCE AT DEC. 31, 2000                   4,641     620,828    (276,423)   (124,986)          0      18,013     242,073
                                        ========    ========    ========    ========    ========    ========    ========

See accompanying notes

                                   Olicom A/S
                      Consolidated Statements of Cash Flows
                                 (in thousands)

                                                                 YEAR ENDED DECEMBER 31,
                                                        1998        1999        2000        2000
                                                      --------    --------    --------    --------

OPERATING ACTIVITIES                                    DKK         DKK         DKK         USD
                                                      --------    --------    --------    --------

Net income (loss)                                     (153,759)   (553,468)     80,457      10,031
Adjustments to reconcile net income to net
  cash provided by (used in) operating activities:
   Depreciation and write-off of fixed assets           46,498     111,334       4,261         531
   Amortization and write-off of goodwill               13,158      47,802           0           0
   Non cash compensation                                 6,533         627           0           0
   Gain on sale of investments                            (657)   (169,638)          0           0
   Gain on sale of activities                                0    (187,558)    (54,168)     (6,754)
   Deferred income taxes                               (16,154)     30,240           0           0
   Minority interest in earnings                          (375)      4,549           0           0
   Share of net income (loss) of affiliates             (1,508)     (1,381)      3,635         453
   Changes in operating assets and liabilities:
     Accounts receivable                                88,010     250,187      33,603       4,190
     Inventories                                       (92,802)    227,523      32,078       4,000
     Prepaid expenses and other current assets         (39,715)     43,536      14,142       1,763
     Accounts payable                                   39,205     (68,767)    (77,468)     (9,659)
     Accrued payroll and related expenses               15,725     (36,623)     (5,106)       (637)
     Accrued product warranty expense                       34      (5,204)        210          26
     Deferred revenue                                  (15,625)     (5,497)       (459)        (57)
     Accrued restructuring costs                        33,079      26,124     (32,347)     (4,033)
     Other accrued liabilities                          (7,367)     (4,444)    (18,296)     (2,281)
     Income taxes payable                               (2,433)        788       1,659         207

                                                      --------    --------    --------    --------
Net cash used in operating activities                  (88,153)   (289,870)    (17,799)     (2,220)

INVESTING ACTIVITIES
Investments in portfolio companies                           0           0     (24,316)     (3,032)
Capital expenditures                                   (85,000)    (14,705)       (288)        (36)
Proceeds from sale of property and equipment            13,265      35,144       1,427         178
Proceeds from sale of investments                        6,334     198,956           0           0
Proceeds from sale of activities                             0     187,112      54,168       6,754
Restricted cash                                              0     (65,435)      1,386         173
Business acquisitions - net of cash acquired
  and other investments                                      0      (3,369)          0           0

                                                      --------    --------    --------    --------
Net cash provided by (used in) investing activities    (65,401)    337,703      32,377       4,037

See accompanying notes

                                   Olicom A/S
                Consolidated Statements of Cash Flows (continued)
                                 (in thousands)

                                                                  YEAR ENDED DECEMBER 31,
                                                         1998        1999       2000        2000
                                                       --------    --------   --------    --------
FINANCING ACTIVITIES                                     DKK          DKK        DKK         USD
                                                       --------    --------   --------    --------
Change in notes payable, current                              0         718       (718)        (90)
Proceeds from options and warrants exercised             63,991           0          0           0
Purchase of treasury stock                              (69,143)          0     (7,911)       (986)
                                                       --------    --------   --------    --------
Net cash used in financing activities                    (5,152)        718     (8,629)     (1,076)
Effects of exchange rates on cash                        (8,636)     17,377     (1,949)       (243)
                                                       --------    --------   --------    --------
Net increase (decrease) in cash and cash equivalents   (167,343)     65,928      4,000         498
Cash and cash equivalents at beginning of year          311,001     143,658    209,586      26,131
                                                       --------    --------   --------    --------
Cash and cash equivalents at end of year                143,658     209,586    213,586      26,629
                                                       ========    ========   ========    ========

Supplemental disclosure of cash flow information:

Interest paid during the year                               335         153          0           0
                                                       ========    ========   ========    ========
Income taxes paid during the year                        44,011       2,426      3,237         404
                                                       ========    ========   ========    ========

See accompanying notes

                                   Oilcan A/S

                   Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

         During 2000, Olicom A/S (Olicom or the Company) changed its strategic direction, and its business plan now consists of initiating or participating in the development of new products and services, which leverage leading edge technology primarily with a focus on satisfying the needs of mobile data communication users. Business opportunities would be identified, both through the Company's internal research and through the solicitation of ventures with start-up companies, which will be offered seed and venture financing and access to the Company's established business network and infrastructure.

         Until 1999 the Company was a world-wide vendor of Asynchronous Transfer Mode, Token Ring, Ethernet and multi-protocol routing products used in local area and wide area networks. During 1999 the Company sold its Token Ring Business to Madge Networks in August, and its development group and certain intellectual properties to Intel in October. These transactions affected the valuation of the Company's inventory significantly, as the value of the Token Ring inventory reflected the purchase commitment included in the agreement with Madge Networks. The balance of the inventory was revalued to reflect the end of life decision of the remainder of the Company's products as announced in January 20, 2000.

         The consideration for the sale of the Company's Token-Ring business to Madge Networks N.V. (Madge) consisted of a cash payment of approximately DKK 120 million, of which a certain amount was paid into escrow subject to the Company fulfilling certain development and other technical support commitments, and obligations with respect to documentation and training, and additional cash payments due over the succeeding three years based on Madge's revenue derived from the combined Madge and Olicom Token-Ring product portfolio during this period. With respect to the additional cash payments, a certain minimum cash amount for the whole period is guaranteed by a financial institution and held in escrow, and will be released in instalments over a period of 12 quarters from the closing date. Until February 29, 2000, Madge was entitled to withhold payments capped at a certain amount in connection with the Company's agreement to indemnify Madge with respect to intellectual property claims. The escrowed amounts and the potential additional cash payments were not recognized as income in 1999. In 2000 the Company recorded these amounts and payments (an aggregate of DKK 24,587,245) as income, as Madge did not make any claims in this regard. With respect to a given quarter, the Company will receive payments in excess of the agreed quarterly amount if Madge's revenue from Token-Ring products in that quarter exceeds the thresholds set for the calculation of the minimum payment; however, Madge may reduce the next quarterly payment by an amount equal to the amount of the excess payment, if sales of Token-Ring products in the succeeding quarter are less than the agreed threshold. Consequently, the Company will be able to make a complete assessment of the total amount paid by Madge only after the end of the 12 quarters following the closing. The Company currently does not expect to receive payments above the agreed minimum amount. In addition, Madge agreed to purchase certain Olicom Token-Ring inventory. The obligation for Madge to purchase such inventory expired on March 31, 2000. During fiscal year 2000, the Company recognized revenues of DKK 32,258,000 in connection with the purchase of Olicom Token-Ring inventory by Madge. In addition, the Company agreed to provide certain warranty-related services with regard to the product lines transferred to Madge. This agreement obligates the Company to repair or replace defective goods in accordance with the Company's general commercial warranty terms for up to one year following product purchases.

         On September 19, 1999, the Company closed a transaction whereby Intel Corporation (Intel) purchased certain intellectual property and other assets of the Company and acquired the Company's development group. The consideration for the Intel transaction included a cash payment, with a portion thereof being paid into escrow as security for the performance of indemnification obligations with respect to warranties, representations and other agreements made by the Company to Intel. The escrowed amount remained in escrow for 12 months following the closing date and was then released to the Company. In addition, the agreement with Intel contained a provision pursuant to which the Company received additional payments in 2000 upon the satisfaction of certain conditions. During fiscal year 2000, the Company received DKK 8,763,187 from Intel as additional payments; such amounts were recognized during 2000.

         On October 27, 1999, the Company closed the sale of all of its interest in Digianswer A/S (Digianswer) to Motorola, Inc. (Motorola). The consideration for the Digianswer transaction consisted of cash, with a portion thereof being paid into escrow as security for the performance by the Company of indemnification obligations with respect to warranties, representations and other agreements made by the Company to Motorola. The escrowed amount will remain in escrow for 18 months following the closing date, to the extent not applied to claims against the Company that are subject to warranty and indemnification obligations. In connection with the agreement with Motorola, the Company recorded both the cash payment and the escrowed amount as an income in 1999, as management believes that the risk associated with the escrowed amount is limited.

         In connection with the foregoing agreements, the Company made warranties, representations and other agreements that are customary for transactions of this nature. Warranty claims are barred following the expiration of stated periods (generally, 1 1/2 to 2 years) following the closing of the respective transactions. The Company's liability for indemnification is limited to certain maximum amounts, in no case exceeding the cash payments received by it. In all transactions, the Company entered into confidentiality agreements which limit the detail that the Company can disclose regarding the terms of each transaction. In connection with the reduction in its operating activities and the consummation of the 1999 Transactions, the Company retained certain contingent liabilities, primarily relating to the return of products (particularly from United States customers), product warranty and support obligations relating to the transaction with Madge, and indemnification obligations with respect to representations and warranties. The Company entered into non-competition covenants relating to all of the divestitures. In addition, the Company retained certain lease commitments (see "Information on the Company -- Property, Plants and Equipment"), and remained responsible for litigation arising out of its operations.

         The disposal and discontinuation of most of the Company's business also affected the carrying value of fixed assets which was reduced to reflect the reduction in the scope of future business for the Company. At the beginning of 2000 the expected useful lifetime of the remaining fixed assets was set to the end of 2000.

REPORTING CURRENCY

         Until April 1, 2000, the Company's functional currency was the U.S. dollar. Due to the change in business activities described above the functional currency changed to Danish kroner. Prior to that date, the Company reported its financial statements in U.S. dollars. Subsequent to April 1, 2000, the Company's functional currency became the Danish kroner. As a result of the change in the Company's functional currency, the Company decided to change its reporting currency from the U.S. dollar to the Danish kroner, effective January 1, 2000. The change in reporting currency has been presented in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", including the comparison figures for prior years. The balance sheet, income statement and statement of cash flows include a convenience translation for the most recent reporting period by applying the year-end exchange rate DKK 8.02 for US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

         The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of Olicom A/S and its majority-owned subsidiaries. All intercompany accounts and transactions and balances have been eliminated.

USE OF ESTIMATES

         The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions, which affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at the time of purchase.

PROPERTY AND EQUIPMENT

         Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated generally on a straight-line basis over the expected useful lives of the property and equipment. Leasehold improvements are depreciated over the shorter of the estimated lives or non-cancelable term of the lease.

Estimated useful lives:

Computer, equipment, software                                          2-4 years
Leasehold improvements                                                 2-9 years

INVENTORIES

         Inventories are stated as the lower of cost or market with cost determined on the basis of the first in, first out method. Raw materials inventories are sold at the Company's cost to subcontractors who assemble products to the Company's specifications. Finished goods inventories include completed products purchased from subcontractors. At December 31, 1999 finished goods to be sold to Madge were written down to net realizable value. At December 31, 2000 the inventories are recorded at nil, since the Company expects no further sales of inventory.

GOODWILL

         Goodwill represents the excess of the purchase prices over the fair values of the identifiable net assets of the Company's subsidiaries, joint ventures and portfolio companies, and is amortized on a straight-line basis over its estimated useful life of three to seven years.

         In connection with the sales of activities in 1999, the remaining goodwill balances on business acquisitions of DKK 39.4 million was written off.

IMPAIRMENT OF GOODWILL AND OTHER LONG-LIVED ASSETS

         In accordance with Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", long-lived assets to be held and used (including goodwill and other intangible assets) are reviewed periodically to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable or that the remaining useful life should be adjusted.

         If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, it is determined whether an impairment has occurred through the use of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, a loss for the difference between the carrying amount and the estimated fair value of the asset is recognized. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on an estimate of discounted cash flow analysis

INVESTMENT IN PORTFOLIO COMPANIES

         The Company invests in equity instruments of privately held companies for business and strategic purposes. These investments are included in non-current assets on the balance sheet. For those companies which the Company does not have the ability to exercise significant influence over operations, the investment is accounted for under the cost method. All investments in entities in which the Company can exercise significant influence, but are less than majority owned and not otherwise controlled by the Company, are accounted for under the equity method. The Company monitors investments for impairment and records reductions in carrying values when necessary.

ACCOUNTS RECEIVABLE

         Accounts receivable are stated at nominal value less allowance for losses on doubtful accounts, returned products in process and price-protection. The allowance is based on an individual evaluation of each debtor. Should the debtor end up with a negative balance (e.g., a liability) it is reclassified to accounts payable.

REVENUE RECOGNITION

         The Company's net sales are principally derived the activities sold in 1999 and consist of sale Token-Ring, Ethernet and ATM products. The Company recognized revenue when the earnings process was complete. This generally occurs when products are shipped to the customer in accordance with terms of the agreement, title and risk of loss have been transferred, collectability is probable, and pricing is fixed and determinable. Accruals are made for rights of return and price protection based on the Company's experience

ACCRUED PRODUCT WARRANTY EXPENSE

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

FOREIGN CURRENCY TRANSLATION

         The Company maintains its financial records in DKK and follows a translation policy in accordance with SFAS No. 52, "Foreign Currency Translation" (as amended by SFAS No. 130, "Reporting Comprehensive Income"). The local currency is considered the functional currency for each of the international subsidiaries. Assets and liabilities of the subsidiaries are translated at the rates of exchange at the balance sheet date, while the components of investors' equity are translated at the historical rate. Income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive loss, a separate component of investors' equity. Gains and losses from foreign currency transactions are included in the results of operations during the period incurred.

EMPLOYEE STOCK OPTION PLANS

         The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options and warrants. Under APB 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

INCOME TAXES

         The Company accounts for income taxes by the liability method, as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

ADVERTISING

         Costs associated with advertising the Company's products and services are expensed as incurred. Advertising costs for the years ended December 31, 1998, 1999 and 2000 approximated DKK 17,113,000, DKK 10,648,000 and DKK -0-, respectively.

DERIVATIVES

         In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement No. 138 in June 2000. The Statements require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective proportion of a derivative's change in fair value will be immediately recognized in earnings.

2. BUSINESS COMBINATIONS AND DISPOSALS

         In April 1999, the Company exercised a call option to acquire an additional 31.9% interest in Digianswer A/S in which the Company already held a 35% interest. The acquisition was accounted for as a purchase at a cash consideration of DKK 15.9 million. The Company recorded goodwill of DKK 11.5 million on the acquisition. On October 26, 1999, the Company sold its 66.9% interest in Digianswer A/S. The operations of Digianswer A/S were consolidated in the period May 1 to October 30, 1999.

3. PORTFOLIO COMPANIES

         The Company made four investments during the fiscal year ended December 31, 2000.

         Juize A/S. At the end of 2000, the Company had invested a cash amount of DKK 6.0 million (US$0.7 million) in Juize and had a 33.9% shareholding in the company. Juize's original strategy was to establish a portal for users of the mobile internet and to develop and sell software tools and applications to providers of mobile internet services. Juize's strategy has been adjusted as a consequence of the slower than expected market penetration of the mobile internet, and it is now primarily focusing the sale of its developed product portfolio to providers of mobile internet services. Juize did not have material revenue in 2000. At December 31, 2000 the net book value of goodwill included in investments in portfolio companies for Juize totalled DKK 3,174,000.

         Sifira A/S. At the end of 2000, the Company had invested a cash amount of DKK 4.8 million (US$0.6 million) in Sifira and had a 40.5% shareholding in the company. Sifira develops "unified messaging services", which are to be sold to telephone companies and providers of internet services. In early 2001, Sifira entered its first service agreement with a mobile telephone operator. At December 31, 2000 the net book value of goodwill included in investments in portfolio companies for Sifira totalled DKK 3,337,000.

         Transynergy A/S and Vizion Factory e-learning A/S. The Company and Vizion Factory e-learning A/S have formed a new company known as Transynergy A/S. The Company's investment was made by way of a convertible loan of DKK 5 million (US$0.6 million) which is presently convertible into a 50% shareholding in the new company. The Company has the right to convert the loan, including imputed interest of 7% per annum, on June 15, 2001. As part of the agreement, the Company also invested a cash amount of DKK 5.0 million (US$0.6 million) in Vizion Factory e-learning A/S, thereby acquiring a 5.6% shareholding in such company.

         GoPinocchio ApS. The Company has invested a cash amount of DKK 3.6 million (US$0.4 million) in GoPinocchio ApS and has thereby acquired a 28.2% shareholding in the company. GoPinocchio is a consulting business specializing in providing customer relationship management solutions which optimize a corporate client's services to customers and employees. At December 31, 2000 the net book value of goodwill included in investments in portfolio companies for GoPinocchio totalled DKK 2,410,000.

4. WARRANTS

         In connection with the acquisition of CrossComm Corporation, the Company's shareholders approved the issuance of three-year warrants, each whole warrant being the right to acquire a common share at a price of US$19.74 per each full common share. The holders of the remaining 922,388 outstanding warrants as of December 31, 1999, had the right to exercise a warrant, at a price of US$19.74 per share, no later than June 12, 2000. All unexercised warrants expired on June 12, 2000.

5. INCOME TAXES

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1999 and 2000 are as follows:

                                                         1999           2000
                                                       --------      --------
                                                         (DKK in thousands)
Deferred tax liabilities
  Tax over book depreciation                                  0             0
  Other                                                   3,936         2,760
                                                       --------      --------
                                                          3,936         2,760
                                                       --------      --------

Deferred tax assets
  Book over tax depreciation                             16,803        18,203
  Allowance for uncollectible receivables                22,722        12,638
  Inventory valuations                                   80,847        16,259
  Net operating losses carried forward (NOL)            171,852       260,375
  Tax credit carryforwards                               12,652        13,715
  Other accruals                                         48,100        14,828
                                                       --------      --------
Deferred tax assets, gross                              352,976       336,018
                                                       --------      --------

Net deferred tax liabilities (assets) before
  valuation allowance                                  (349,040)     (333,258)
Valuation allowance                                     349,040       333,258
                                                       --------      --------
Net deferred tax liabilities (assets)                         0             0
                                                       ========      ========


         As of December 31, 2000, the Company had approximately DKK 539.8 million of United States federal net operating loss carryforward. Of this amount approximately DKK 200.5 million is subject to limitation under Section 382 of the U.S. Internal Revenue Code. In addition, the Company has approximately DKK
281.5 million of state net operating loss carryforward at December 31, 2000.

         The Company had approximately DKK 9.6 million of research and development credit carryforward at December 31, 1999 subject to limitation under
Section 383 of the U.S. Internal Revenue Code.

         In addition, at December 31, 2000, the Company had approximately DKK
228.3 million of Danish net operating loss carryforward, of which DKK 52.5 million and DKK 175.8 expires in 2003 and 2005, respectively.

         The Company's valuation allowance is approximately DKK 333.2 million because it is more likely than not that the Company's net deferred tax assets will not be realized.

         For financial reporting purposes, income before income taxes includes the following components:

                      1998          1999          2000
                    --------      --------      --------
                             (DKK in thousands)
Pretax income:
  Denmark           (155,789)     (290,321)       17,302
  United States       (1,904)     (226,509)       70,364
                    --------      --------      --------
                    (157,693)     (518,830)       87,666
                    ========      ========      ========

         Significant components of the provision for income taxes are as follows:

                      1998          1999         2000
                    --------      --------     --------
                            (DKK in thousands)
Current:
  Denmark             18,559           620        7,209
  United States       (7,473)        1,413            0
                    --------      --------     --------
                      11,086         2,033        7,209
                    --------      --------     --------
Deferred:
  Denmark            (14,645)            0            0
  United States            0        30,056            0
                    --------      --------     --------
                     (14,645)       30,056            0
                    --------      --------     --------

                      (3,559)       32,089        7,209
                    ========      ========     ========

         The reconciliation of income tax computed at the Danish statutory tax rates to income tax expense is:

                                                1998                        1999                         2000
                                       ----------------------      ----------------------      ----------------------
                                                                    (DKK in thousands)
                                                           %                           %                           %
Danish tax                              (53,612)          (34)     (166,842)          (32)       28,053            32
Goodwill amortization                    13,425             9         1,957             0             0             0
Valuation allowance
  on increase in deferred tax            22,366            15       199,434            39       (21,431)          (24)
  Hereof expensed                             0             0       (29,877)           (5)            0             0
Acquisition-related expenses                  0             0             0             0             0             0
Use of NOL's                                  0             0        12,681             1             0             0
Benefit of foreign tax relief                 0             0         2,612             0             0             0
United States taxes net of credits       (2,038)           (1)        3,536             1         3,633             4
Adjustments prior years                  16,729            11         7,940             2             0             0
Other net                                  (429)            0           648             0        (3,046)           (4)
                                       --------      --------      --------      --------      --------      --------

                                         (3,559)            0        32,089             6         7,209             8
                                       ========      ========      ========      ========      ========      ========


         Undistributed earnings of the Company's United States subsidiaries amounted to DKK 394 million in 2000. Those earnings are considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends, the amount thereof would be subject only to withholding tax at a rate of 5% in accordance with the provisions of the Denmark/United States double tax treaty.

6. RESTRUCTURING AND SPECIAL CHARGES

         On September 9, 1998, the Company announced plans to discontinue its U.S.-based research and development activities and to consolidate all such activities in Denmark and Poland. Also, the Company expanded its professional service relationship with Vital Network Services L.L.C. (Vital). According to the agreement, Vital assumed responsibility for certain of the Company's professional services. Vital purchased the resources and assets of the Company's North American professional service operations. The actions were part of a global consolidation, which resulted in the release of approximately 50 employees in administrative functions, marketing, research & development and operations. As a consequence of these actions, the

Company recorded special charges of approximately DKK 6.6 million, related to inventory write-offs, and restructuring charges of DKK 15.6 million, primarily related to staff reductions and fixed asset write-offs.

         On November 30, 1998, the Company announced its strategy for 1999 and forward. This included a major corporate restructuring in the fourth quarter of 1998. The restructuring included a staff reduction of approximately 20 percent, the closing of some offices and discontinuation of certain products. The Company recorded special charges of DKK 16.6 million in connection with the restructuring, related primarily to discontinued product write-offs. Furthermore, restructuring charges of DKK 33.5 million were recorded, primarily related to the staff reduction and fixed asset write-offs.

         The total restructuring and special charges are specified as follows:

                                          Total expenses      Accrued
                                             for 1998        12/31/1998
                                          --------------    ------------
                                                (DKK in thousands)

Employee expenses                                26,402            7,709
Other expenses                                   22,710           17,416
                                           ------------     ------------

Restructuring charges                            49,112           25,125
Special charges related to inventories           23,212            6,393
                                           ------------     ------------

                                                 72,324           31,518
                                           ============     ============

         All amounts accrued at December 31, 1998, were paid during 1999.

         As a consequence of the sale of the Company's main activities, the Company had very large restructuring charges and special charges in 1999. The restructuring charges amounted to DKK 252.9 million, while special charges relating to inventories totaled DKK 232.5 million.

         The restructuring charges related to employee expenses of DKK 48.9 million, mainly salaries and bonus, while DKK 204.0 million related to other expenses, such as write-downs on fixed assets, write-down on the goodwill in CrossComm, write-down for bad debts, external assistance and facilities.

         In 1999, the accruals amounted to DKK 64.2 million regarding restructuring charges and DKK 234.4 million regarding special charges related to inventories.

         The total restructuring charges and special charges are specified as follows:

                                          Total expenses      Accrued
                                             for 1999        12/31/1998
                                          --------------    ------------
                                                (DKK in thousands)

Employee expenses                                48,870           22,870
Other expenses                                  204,028           41,352
                                           ------------     ------------

Restructuring charges                           252,898           64,222
Special charges related to inventories          232,512          234,364
                                           ------------     ------------

                                                485,410          298,586
                                           ============     ============

Employees terminated during 1999 in connection with the reorganization were distributed as follows:

              Operations                                                47
              Sales and marketing                                      162
              Research and development                                 194
              General and administrative                                48
                                                                  --------

              Total number of employees terminated                     451
                                                                  ========

         The following table shows the roll forwards on a consolidated basis (DKK in thousands) in 2000:


                                Balance                                                                    Balance
                              December 31,                                                 Reclassi-     December 31,
                                  1999           Paid         Additions      Reversal       fication         2000
                              ------------    ----------     ----------     ----------     ----------    ------------
Staff termination cost             23,003         20,620          2,171            691              0          2,863
Legal and other assistance         10,070          7,882          3,482            797              0          4,873
Lease cancellation cost            11,727          5,240          5,022          2,003          2,061         11,567
Other                              19,422          8,582             92          5,346          6,340         11,926
                               ----------     ----------     ----------     ----------     ----------     ----------

                                   64,222         43,324         10,767          8,837          8,401         31,229
                               ==========     ==========     ==========     ==========     ==========     ==========

      Employees terminated during 2000 in connection with the reorganization were distributed as follows:

              Operations                                                39
              Sales and marketing                                        3
              Research and development                                   0
              General and administrative                                 8
                                                                  --------

              Total number of employees terminated                      50
                                                                  ========

7. EMPLOYEE STOCK OPTION PLANS 1994, 1996 AND 1997 SHARE INCENTIVE PLANS

         The Company's 1994, 1996 and 1997 Share Incentive Plans have authorized the grant of options to directors, executives and key employees for up to 425,000, 1,000,000 and 2,000,000 shares, respectively, of the Company's common stock. The majority of options granted have 5 year terms and vest and become fully exercisable at the end of 4 years of continued employment.

PRO FORMA INFORMATION

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1999 and 2000: risk-free interest rates of 6.5%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0.4, 0.4 and 0.4, respectively; 75% of these options granted are expected to expire without being exercised; and weighted-average expected life of the options of 5 years.

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

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                             1998            1999             2000
                                          ----------     -----------     -----------
                                         (DKK in thousands, except earnings per share)

Net income (loss) - as reported             (153,759)       (553,468)         80,457
Net income (loss) - pro forma               (172,884)       (576,576)         71,073
Basic earnings (loss) per share
         - as reported                         (8.59)         (30.98)           4.54
Basic earnings (loss) per share
         - pro forma                           (9.66)         (32.28)           4.01

SUMMARY OF STOCK OPTION ACTIVITY

         On December 10, 1998, the exercise prices of 482,300 outstanding options issued in March 1998 (314,500 options) and August 1998 (167,800 options) were reset with reference to the then prevailing market price for the Company's Common Shares. The original exercise prices for the options reset were US$26.25 and US$19.50, respectively. The new exercise price for these options is US$10.00. The market price for the Company's Common Shares at the date of the reset was US$5.25.

      A summary of the Company's stock option activity, and related information for the three years ended December 31, 2000, follows:

                             Outstanding               Exercisable           Weighted-average         Weighted-average
                              number of                 number of                exercise              fair value of
                               options                   options                   price               option granted
                           ---------------           ---------------         ----------------         ----------------
January 1, 1998                  1,520,828                   326,699                    97.13

Granted                          1,001,605                                              98.17                    53.56
Exercised                         (608,910)                                            103.38
Expired                           (246,349)                                            124.16
                           ---------------                                    ---------------
December 31, 1998                1,667,174                   425,960                    92.48

Granted                            483,400                                              31.92                    16.68
Exercised                                0
Expired                         (1,599,833)                                             79.32
                           ---------------                                    ---------------
December 31, 1999                  550,741                   182,118                    77.56

Granted                          2,345,000                                              63.57                     4.48
Exercised                                0                                                  0
Expired                           (519,116)                                             78.18
                           ---------------                                    ---------------
December 31, 2000                2,376,625                 2,163,969                    63.62
                           ===============           ===============          ===============

         The following table summarizes the status of the Company's stock options outstanding and exercisable at December 31, 2000:

                          Outstanding      Weighted-average    Weighted-average      Exercisable       Weighted-average
Range of                   number of           remaining            exercise          number of            exercise
Exercise Prices              shares        contractual life           price             shares               price
-------------------     ---------------    ----------------    ----------------     ---------------    ----------------
DKK 5.00 - 10.00                 50,000          4.16 years                8.02                   0                   0
DKK 15.00 - 20.00               145,000          3.38 years               15.78                   0                   0
DKK 30.00 - 50.00               659,500          4.26 years               39.98             652,375               40.07
DKK 60.00 - 90.00             1,520,000          4.26 years               80.21           1,510,000               80.21
DKK 100.00 - 130.00               2,125          0.75 years              112.79               1,594              112.79
                        ---------------                                             ---------------
                              2,376,625                                                   2,163,969

8. EARNINGS PER SHARE INFORMATION

         The following schedules show the reconciliation of the denominators for basic and diluted earnings per share:

                                                   1998         1999         2000
                                                 --------     --------     --------

Weighted average shares outstanding, basic         17,894       17,864       17,726
Dilutive effect of stock options                        0            0           23
                                                 --------     --------     --------

Weighted average shares outstanding, diluted       17,894       17,864       17,749

9. EMPLOYEE BENEFIT PLANS

         The Company's subsidiaries in the U.S. had a 401(k) Plan. The Plan had been in place since May 1, 1993. Effective January 1, 1997, the Plan allowed for both the Company and eligible employees to contribute. All employees over 21 years of age were eligible to participate. The Company's contribution equaled 50% of an employee's contribution that did not exceed 6% of compensation. The Company's contribution expenses for 1998 and 1999, were DKK 2,668,000 and DKK 682,000, respectively. The Plan was terminated at the end of December 1999.

         The Company does not provide its employees with other post-retirement and post-employment benefits.

10. LEASE COMMITMENTS

         The Company leases its headquarters facility under noncancellable operating leases which expire during the period from 2002 to 2008. The leases contain escalation clauses.

         The total future minimum lease payments under the foregoing leases at December 31, 2000, are:


            Headquarters    Other        Total
            ------------   --------     --------
                     (DKK in thousands)

2001            10,507          736       11,243
2002            10,776          404       11,180
2003             9,730            0        9,730
2004             9,974            0        9,974
2005            10,223            0       10,223
Remaining       15,332            0       15,332
              --------     --------     --------

                66,542        1,140       67,682
              ========     ========     ========


         Total lease amounts charged to expense are DKK 26,932,000 in 1998, DKK 23,915,000 in 1999 and DKK 2,384,000 in 2000.

         The Company has subleased most of these leased premises to Intel. Intel has provided the Company with a guarantee corresponding to the obligation the Company has to the landlord. The net lease commitments adjusted for this amount to DKK 2,677,000.

11. SEGMENT INFORMATION

         The Company operated in 1998 and 1999 in the data networking industry, primarily within the following technologies: Asynchronous Transfer Mode, Token-Ring and Fast Ethernet. The Company considers its products being one group of similar products.

         The Company managed its business primarily in two separate geographical areas: Americas, incorporating North and South America; and International, incorporating Europe and Asia Pacific. Net sales are separated based on the country of residence of the customer. Other data is separated based on the records of entities in the Olicom group.

         Information about the Company's operations for 1998 and 1999 by reportable segments is shown below. The Company's new business activities, which commenced in 2000, are considered to be within one operating segment. Accordingly, the Company has not presented segment information for 2000 for the new business activities.

                                               INTER-                          ELIMI-           CONSO-
                                              NATIONAL        AMERICAS        NATIONS          LIDATED
                                             ----------      ----------      ----------      ----------
                                                                 (DKK in thousands)
2000
Net sales:
External customers                               43,898          30,249               0          74,147
Intercompany                                      7,101           4,889         (11,990)              0
                                             ----------      ----------      ----------      ----------

Total                                            50,999          35,138         (11,990)         74,147
                                             ==========      ==========      ==========      ==========

Depreciation, amortization and write-off          4,039             222               0           4,261
                                             ==========      ==========      ==========      ==========

Operating income (loss)                         (23,487)         28,440               0           4,953
                                             ==========      ==========      ==========      ==========

Investments in portfolio companies               20,681               0               0          20,681
                                             ==========      ==========      ==========      ==========
Total current assets                            276,767          420174        (410,566)        286,375
                                             ==========      ==========      ==========      ==========
Long-lived assets                                   188               0               0             188
                                             ==========      ==========      ==========      ==========

1999
Net sales:
External customers                              399,530          91,800               0         491,330
Intercompany                                    119,071         157,556        (276,627)              0
                                             ----------      ----------      ----------      ----------

Total                                           518,601         249,356        (276,627)        491,330
                                             ==========      ==========      ==========      ==========

Depreciation, amortization and write-off        132,290          26,846               0         159,136
                                             ==========      ==========      ==========      ==========

Operating income (loss)                        (648,562)       (252,340)         20,483        (880,419)
                                             ==========      ==========      ==========      ==========
Total current assets                            314,094         409,258        (368,890)        354,462
                                             ==========      ==========      ==========      ==========
Long-lived assets                                 3,921             222               0           4,143
                                             ==========      ==========      ==========      ==========

1998
Net sales:
External customers                              815,164         710,437               0       1,525,601
Intercompany                                    515,663          70,186        (585,849)              0
                                             ----------      ----------      ----------      ----------

Total                                         1,330,827         780,623        (585,849)      1,525,601
                                             ==========      ==========      ==========      ==========

Depreciation and amortization                    46,499          13,157               0          59,656
                                             ==========      ==========      ==========      ==========

Operating income (loss)                        (141,305)        (23,105)        (11,937)       (176,347)
                                             ==========      ==========      ==========      ==========

Investments in affiliated companies               6,118               0               0           6,118
                                             ==========      ==========      ==========      ==========
Total current assets                            510,946         538,465        (273,860)        775,551
                                             ==========      ==========      ==========      ==========
Long-lived assets                                83,810          40,407               0         124,217
                                             ==========      ==========      ==========      ==========

         In the year 1998, sales to one customer exceeded 10% of sales, amounting to DKK 248.7 million. In the year 1999, sales to one customer exceeded 10% of sales, amounting to DKK 75.8 million

12. FINANCIAL INSTRUMENTS

A. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

              Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

              Short-term investments: The fair values for short-term investments are based on quoted market prices.

              Foreign currency exchange contracts: The fair value of the Company's foreign currency exchange contracts are based on quoted market prices.

         The carrying amounts and fair values of the Company's financial instruments at December 31, 1999 and 2000 are as follows:

                                                1999                      2000
                                       ---------------------     ---------------------
                                       Carrying      Fair        Carrying      Fair
                                        amount       value        amount       value
                                       --------     --------     --------     --------
                                                     (DKK in thousands)

Cash and cash equivalents               209,586      209,586      213,586      213,586
Restricted cash                          65,435       65,435       64,049       64,049
Foreign currency exchange contract        2,863        2,863            0            0

         At December 31, 2000 the Company had entered into certain forward exchange contracts to reduce the risk on restricted cash. The terms of the forward exchange contracts match the release of amounts from escrow accounts. Management does not believe that the forward exchange contracts entered into qualify for the special accounting for hedges of Statement of Financial Accounting Standards No. 133, as amended by Statement of Financial Accounting Standards No. 138, and accordingly, the unrealized gains/losses on these contracts have been recognized in income for 2000.

         The fair value of the foreign currency exchange contracts at December 31, 1999 of DKK 2,863,336 has been recorded as part of other accrued expenses. The fair value of the foreign currency exchange contracts at December 31, 2000 of DKK 3,688,370 has been recorded as part of restricted cash. The carrying values of cash, accounts receivables, account payables and accrued expenses all approximate fair value

         The Company enters into these contracts only as part of its normal business, and not for purposes of trading or speculation.

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

         At December 31, 1999 and 2000 the stated or notional amounts of the Company's forward currency exchange contracts amounted to DKK 33.9 million and DKK 53.7 million, respectively.

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

         The risks on accounts receivable are no longer limited under the terms of an agreement with "NCM EKR Credit Insurance A/S". Due to the sale of activities in 1999, this agreement was cancelled on April 30, 2000. This agreement guaranteed up to 90% of the amount of the related receivables. The amounts so covered at December 31, 1999 were DKK 20,849,752.

13. RESTRICTED CASH

         Restricted cash include escrow accounts related to the sale of activities in 1999, which are expected to be released in 2001. The escrow accounts are held by major banks in Denmark and the United Kingdom.

14. VALUATION ACCOUNTS

      The following shows the changes in valuation accounts (DKK in thousands) in 2000:

                             Balance                                                                               Balance
                           December 31,                                                          Reclassi-       December 31,
                               1999           Realized         Reversed        Additional        fication            2000
                           ------------     ------------     ------------     ------------     ------------      ------------
Allowance for bad debt           77,517           12,836           25,756                0           (8,401)           30,524

15. LITIGATION

         From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of December 31, 2000, the Company is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material adverse effect on the Company's results of operations or financial position.

ITEM 19. EXHIBITS.

     The following exhibits are filed as part of this Report:

        Exhibit
        Number                  Description of Exhibits

         1.1  --  Articles of Association of the Company, as amended. (1)

         1.2  --  Rules of Procedure for the Board of Directors. (2)

         4.1 -- Form of Indemnification Agreement between the Company and/or Olicom, Inc.) and Lars Eskesen, Ralf Egede Andersen, Tim Frank Andersen, Kriss Lawless Damon, Monica Ann Graham, Eric Korre Horten, Boje Rinhart, Jorgen Hog and Mette R.L. Fogt. (3)

         4.2 -- Trademark Agreement effective as of December 11, 1998, between the Company and Ing. C. Olivetti & C., S.p.A. (4)

         4.3 -- Agreement for the Sale and Purchase of assets relating to Olicom's Token Ring Business made on August 31, 1999, between the Company and Madge Networks NV. (4)

         4.4 -- Umbrella Agreement relating to the Purchase and Sale of Certain businesses and assets made on September 30, 1999, between the Company, Intel Corporation and Olicom Poland Sp. z o.o. (4)

         4.5 -- Stock Purchase Agreement dated October 26, 1999, by and among the Company and Motorola, Inc. (4)

         8.1  --  List of Subsidiaries.

         ----------

         (1) Incorporated herein by reference to the Company's registration statement on Form F-4, Registration No. 333-24655.

         (2) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1997, File No. 0-20738.

         (3) Incorporated herein by reference to the Company's registration statement on Form F-1, Registration No. 33-51818.

         (4) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999, File No. 0-20738.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                   OLICOM A/S


                                   By: /s/   Boje Rinhart
                                       ---------------------------------------
                                        Boje Rinhart
                                        President and Chief Executive Officer


April 23, 2001

                               INDEX TO EXHIBITS


        EXHIBIT
        NUMBER                     DESCRIPTION
        ------                     -----------

         1.1  --  Articles of Association of the Company, as amended. (1)

         1.2  --  Rules of Procedure for the Board of Directors. (2)

         4.1  --  Form of Indemnification Agreement between the Company and/or
                  Olicom, Inc.) and Lars Eskesen, Ralf Egede Andersen, Tim Frank
                  Andersen, Kriss Lawless Damon, Monica Ann Graham, Eric Korre
                  Horten, Boje Rinhart, Jorgen Hog and Mette R.L. Fogt. (3)

         4.2 -- Trademark Agreement effective as of December 11, 1998, between the Company and Ing. C. Olivetti & C., S.p.A. (4)

         4.3 -- Agreement for the Sale and Purchase of assets relating to Olicom's Token Ring Business made on August 31, 1999, between the Company and Madge Networks NV. (4)

         4.4  --  Umbrella Agreement relating to the Purchase and Sale of
                  Certain businesses and assets made on September 30, 1999, between the Company, Intel Corporation and Olicom Poland Sp.
                  z o.o. (4)

         4.5 -- Stock Purchase Agreement dated October 26, 1999, by and among the Company and Motorola, Inc. (4)

         8.1  --  List of Subsidiaries.

         ----------

         (1) Incorporated herein by reference to the Company's registration statement on Form F-4, Registration No. 333-24655.

         (2) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1997, File No. 0-20738.

         (3) Incorporated herein by reference to the Company's registration statement on Form F-1, Registration No. 33-51818.

         (4) Incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999, File No. 0-20738.